Form 10-K, Exhibit 13
period 1997-12-31
NEWMONT MINING CORP
filed 1998-03-27
CIK 71824

                                                                      EXHIBIT 13



                      MANAGEMENT'S DISCUSSION AND ANALYSIS







The following provides information which management believes is relevant to an assessment and understanding of Newmont Mining Corporation ("NMC") and its subsidiaries' (collectively, "Newmont") consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and accompanying notes ("Notes"). NMC's principal subsidiary is Newmont Gold Company ("NGC"), which holds all operating assets of Newmont, and is approximately 93.75% owned by NMC. As described in
Note 1, Newmont acquired Santa Fe Pacific Gold Corporation ("Santa Fe") on May 5, 1997, through a tax-free exchange of stock. The consolidated financial statements have been restated for periods prior to 1997 to reflect the merger with Santa Fe as a pooling of interests.

Summary

Newmont earned $68.4 million ($0.44 per share) in 1997 including an after-tax charge for NGC of $119.8 million ($0.72 per share) related to expenses and write-offs associated with the Santa Fe merger and a gain of $15.4 million ($0.09 per share) related to the close-out of certain put and call option contracts. Excluding these one-time items, Newmont earned $166.3 million ($1.07 per share). This compared with 1996 and 1995 earnings of $98.6 million ($0.63 per share) and $147.7 million ($0.95 per share), respectively. Earnings in 1995 included for NGC an after-tax gain of $72 million ($0.47 per share) from the sale of Newmont's interest in Southern Peru Copper Corporation and an after-tax charge of $37.1 million ($0.24 per share) from the write-off of two exploration properties and a related reclamation provision. Significant factors contributing to 1997 results were the merger with Santa Fe, the consolidation of Minera Yanacocha and improved operating performance at each mine, partially offset by a decline in the realized gold price.

     Total equity gold production increased 27% in 1997 to 3,956,800 ounces from 3,104,100 ounces in 1996. Total cash costs per ounce of equity production declined 14% to $187 in 1997 from $218 in 1996. Realized prices per equity ounce were $41 lower in 1997 than in 1996, and $20 and $7 higher than the average market gold price in 1997 and 1996, respectively, as approximately 30% of equity production, mostly related to former Santa Fe properties, was sold under commodity instruments at average prices of $412 an ounce. Production in 1998 is expected to be between 3.8 million and 4.0 million equity ounces at a total cash cost under $200 per ounce.

     At December 31, 1997, Newmont's proven and probable gold reserves totaled
52.7 million equity ounces, calculated at a gold price of $350 per ounce. Reserves at the end of 1996 were 55.2 million ounces, calculated at a gold price of $400 per ounce.

Additional Interest in Minera Yanacocha

As discussed in Note 3, an additional 13.35% interest in Minera Yanacocha was treated as acquired in 1997, increasing the company's ownership to 51.35%. This followed a decision of the Peruvian Superior Court that Newmont had a preemptive right to acquire its proportionate share of a former partner's interest. As a result, Minera Yanacocha was consolidated into Newmont's financial statements beginning in 1997, with the increase in ownership reflected as of February 1997. Previously, Minera Yanacocha was accounted for as an equity interest in an affiliated company.

     The acquisition of this additional interest continues to be contested and at this time, Newmont is unable to predict the outcome of the litigation. A favorable outcome would result in the payment of approximately $59 million for the acquired interest. An unfavorable outcome would require reversion to equity accounting in 1997 for Newmont's 38% interest in Minera Yanacocha and the possibility of a dividend refund attributable to the acquired interest. The additional interest represented $0.07 of net income per share and 3% of total equity production in 1997 and is expected to comprise 4% of 1998 equity production.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



Market Conditions and Risks

Gold Price

Newmont's profitability is significantly affected by changes in the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors, such as demand, forward selling by producers, central bank sales and purchases, investor sentiment and production levels. During 1997 and early 1998, the market gold price declined to its lowest level in 18 years. Several central banks sold a portion of their gold reserves and others have discussed proposals to sell. Producer hedging and short-selling by speculators, both of which are sustained by central bank lending, were at record levels in 1997. The perception that central banks may further reduce their gold reserves and the belief that major world economies can sustain a low-inflationary environment could continue to adversely impact the market price of gold. Although Newmont is one of the lowest cost gold producers, a sustained period of low gold prices could have a material adverse affect on its financial position and results of operations.

     Newmont has utilized commodity instruments to protect the selling price of certain anticipated gold production. Approximately 739,000 ounces, or 20 percent of production in 1998, will be sold under such instruments. Forward sales contracts at an average price of $454 per ounce are in place for 125,000 ounces per year from the Minahasa mine in Indonesia through December 2000. In addition, spot deferred contracts for approximately 614,000 ounces of production from former Santa Fe mines at an average price of $423 per ounce expire in September 1998. In July 1997, Newmont entered into forward purchase contracts at an average price of $331 per ounce offsetting the approximate 1.1 million ounces of Santa Fe production then covered by spot deferred contracts. The gain or loss from these contracts is recognized in sales revenue as the related gold is delivered. At current estimates of 1998 production and expenses, a $10 change in the gold price results in an increase or decrease of approximately $38 million in cash flow from operations and approximately $27 million ($0.17 per share) in net income.

     During 1998, Newmont is taking further steps to optimize operations to preserve cash without impairing long-term growth during the current low gold price environment. Cash outlays are being reduced through a combination of lower capital spending, a refocused exploration program, revised mine and production plans, decreased general and administrative expenses and a reduction in dividends. In January 1998, Newmont reduced its domestic workforce by approximately 500 people, or 11%. The expected result of these measures is to allow the company to fund capital expenditures and dividends from operating cash flow without incurring additional debt, excluding project financing for the development of the Batu Hijau project in Indonesia.

Foreign Currency

In addition to the U.S., Newmont has operations in Peru, Uzbekistan and Indonesia. Gold produced at these operations is sold in the international markets for U.S. dollars. The cost and debt structures at these operations are also primarily U.S. dollar denominated. To the extent that there are fluctuations in local currency exchange rates against the U.S. dollar, the devaluation of a local currency is generally economically neutral or beneficial to the operation since local salaries and supply contracts will decrease against the U.S. dollar revenue stream.

     Indonesia has recently experienced a significant devaluation of its currency, the rupiah. Newmont's functional currency for its Indonesian projects is the U.S. dollar; however, certain receivables, primarily related to refunds of Value Added Tax, are denominated in rupiah. During 1997, $3.3 million was charged to Other expenses to reflect the recent devaluation of these receivables. Newmont's Minahasa operations and Batu Hijau project are in remote locations and have been largely unaffected by the social problems brought about by the recent economic situation in Indonesia.

Interest Rates

At December 31, 1997, Newmont's long-term debt included $383.7 million variable-rate debt with an average interest rate of 6.4%, and fixed-rate debt of $839.0 million with an average interest rate of 7.5% and an estimated fair value of $863.2 million. In February 1998, Newmont's public debt was rated Baa3 by Moody's Investors Service and BBB by Standard & Poor's Ratings Services.

Results of Operations

Production

Newmont has increased production in recent years by expanding its processing capabilities for refractory ores in Nevada and bringing new operations into production overseas. In 1997, each of these operations reached record production levels and reported lower per ounce costs as summarized below:

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


                                                         1997       1996       1995
                                                         ----       ----       ----

Equity production ozs.(000):

         Nevada operations                              2,776.5    2,328.3    2,297.1
         Mesquite                                         227.9      191.6      189.2
         Minera Yanacocha*                                530.9      308.3      209.8
         Zarafshan-Newmont                                215.0      163.2       18.5
         Minahasa                                         206.5      112.7         --
                                                        -------    -------    -------
                  Total                                 3,956.8    3,104.1    2,714.6
                                                        =======    =======    =======

*51.35% beginning February 1997, 38% in 1996 and 1995

                                                         1997       1996       1995
                                                         ----       ----       ----
Total cash costs per equity oz.:

         Nevada operations                           $    207   $    234   $    214
         Mesquite                                         213        245        211
         Minera Yanacocha                                  95        107        119
         Zarafshan-Newmont                                204        225        218
         Minahasa                                         167        224         --
         Weighted average                            $    187   $    218   $    204
                                                     ========    =======    =======



     Total cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling and leaching facilities, production taxes, royalties and other cash costs. On a per ounce basis, costs in 1997 were lower than 1996 as a result of increased production levels, continued cost containment efforts, and processing higher-grade ore with increased recovery rates in Nevada. Such costs were higher in 1996 compared with 1995 because of more underground mining in Nevada, higher waste-to-ore ratios in open-pit mines at Nevada and Mesquite and processing a higher percentage of refractory ore.

U.S. Operations

Newmont's Nevada operations are along the Carlin Trend near Elko and in the Winnemucca Region, where former Santa Fe mines (Twin Creeks and the Lone Tree Complex) are located. Production in 1997 came from 17 open-pit and five underground mines. Oxide ores are processed by milling or heap-leaching, depending upon the grade. Higher-grade refractory ores are processed by a roaster at Carlin, and by autoclaves in the Winnemucca Region. Lower-grade refractory ores are processed through a flotation plant in the Winnemucca Region or by bio-oxidation and heap-leaching at Carlin.

     Production in 1997 increased 19% from 1996 primarily due to (1) completion of the Trenton Canyon and Mule Canyon projects in the Lone Tree Complex in late 1996, (2) initial production from the Sage Mill autoclaves, the Lone Tree flotation plant and the 50%-owned Rosebud mine during 1997; (3) 30% higher roaster production resulting from processing higher-grade ores; and, (4) subsequent to the merger, transportation of selected ore types to the processing facility that maximized gold recovery and production. Total cash costs per ounce declined 12% primarily because of higher grades and improved recovery rates at both oxide and refractory mills.

     Nevada's production is increasingly coming from higher-cost refractory ores from both deep open-pits and underground mines as lower-cost, near-surface oxide ores are depleted. The refractory ore treatment facilities are expected to account for approximately 47% of the Nevada operations' gold production in 1998, up from 35% in 1997 and 30% in 1996.

     To preserve cash during the low gold price environment, Newmont is reducing mining rates at pits with high strip ratios and deferring some capital spending. In addition, one oxide mill in the Winnemucca Region and two mills at Carlin will operate on a campaign basis. As a result, the Nevada workforce was reduced by 285 in January 1998. In addition, production scheduled for 1998 from the partner-operated Post deposit will be deferred due to a pit-wall slide that occurred in mid-1997. With these changes, Nevada production is expected to decrease slightly in 1998, with somewhat higher total cash costs per ounce.

     Production at the Mesquite mine, a heap-leach operation in southern California, increased 19% in 1997 from 1996 and total cash costs declined 13% as a result of higher recoveries from ore placed on heap-leach pads. Mesquite is reaching the end of its economic life; however, a prospective property received in connection with a recent land exchange may lead to additional gold reserves and extension of the mine life. Beginning in 1998, mining rates were reduced to allow production to continue while Newmont obtains the required environmental permits and performs development work on the newly acquired land. To facilitate the new mine plan, the workforce was reduced by approximately 125, or 40%, in January 1998. Production is expected to decrease to about 140,000 ounces in 1998, but with somewhat lower total cash costs per ounce.

International Operations

Minera Yanacocha in Peru achieved record production of 1,052,800 ounces (530,900 equity ounces) in 1997, 30% higher than 1996 production of 811,400 ounces (308,300 equity ounces) due to higher tons mined and increased recovery rates. With its increased ownership, Newmont's equity share of production grew 72% in 1997. Production in 1996 was 47% higher than in 1995, primarily due to commencement of production at a third mine. Production in 1998 is expected to reach 1.2 million ounces (600,000 equity ounces).

     Total cash costs are comparatively low at Minera Yanacocha because of low strip ratios and porous ore

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


that yields high gold recovery without crushing prior to heap-leaching. Total cash costs per ounce were 11% lower in 1997 and 1996 compared with the respective prior year due to higher production levels and recoveries. Costs are expected to increase in 1998 with longer hauling distances as pits deepen, increased strip ratios and declines in ore grades.

     The Zarafshan-Newmont Joint Venture, in the Central Asian Republic of Uzbekistan, is a 50/50 joint venture between a subsidiary of Newmont and two Uzbekistan governmental entities. Zarafshan-Newmont, which began production in September 1995, produces gold by crushing and heap-leaching low-grade oxide ore from existing stockpiles at the government-owned Muruntau mine. Production increased 32% in 1997 primarily as a result of processing 15% more tons of ore and achieving plant design operating rates. With increased production, total cash costs per ounce declined 9%. In 1998, production is expected to be comparable to 1997.

     In Indonesia, production began in 1996 at Newmont's 80%-owned Minahasa property. NGC has an 80% interest in this project, but because it funded 100% of the construction costs, Newmont is entitled to 100% of the gold production until it recovers the bulk of its investment, including interest. Production and total cash costs per ounce in 1997 reflected a full year of operation compared with a partial year in 1996. Also, a roaster was commissioned early in 1997 for processing refractory ore. Production is expected to reach approximately 250,000 ounces in 1998.

Financial Results

Increases in consolidated sales revenue were related to the 1997 consolidation of Minera Yanacocha, changes in annual production levels and the average annual gold price received as shown in the following table:



                                           1997        1996       1995
                                           ----        ----       ----

Consolidated sales (in millions)       $1,572.8    $1,105.7   $  981.6
Consolidated production ozs. (000)      4,478.7     2,790.1    2,504.8
Average price received per ounce       $    351    $    396   $    392
Average market price per ounce         $    331    $    388   $    384
                                       --------    --------   --------


(In millions)                        1997 vs. 1996      1996 vs. 1995
                                     -------------      -------------

Increase (decrease) in sales
      revenues due to:

         Consolidation of Minera
                  Yanacocha            $  344.3             $     --
         Consolidated production*         251.1                114.1
         Average gold price received     (128.3)                10.0
                                         ------                 ----
                  Total                $  467.1             $  124.1
                                       ========             ========




*excluding Minera Yanacocha in 1997


     Costs applicable to sales include total cash costs and provisions for estimated final reclamation expenses related to consolidated production. The increase in costs applicable to sales was primarily due to increased production levels at all operations.


                                             1997      1996      1995
                                             ----      ----      ----
Costs applicable to sales
         (in millions):

         Nevada operations                 $ 575.3   $ 544.1   $ 489.5
         Mesquite                             49.4      47.5      40.0
         Minera Yanacocha                     98.9        --        --
         Zarafshan-Newmont                    43.8      36.9       4.1
         Minahasa                             32.6      23.8        --
                                           -------   -------   -------
                  Total                    $ 800.0   $ 652.3   $ 533.6
                                           =======   =======   =======

     Certain mining costs associated with deposits that have diverse grade and waste-to-ore ratios over the mine-life are capitalized. Such costs are charged to operating expenses as the related gold is sold. In 1997, 1996 and 1995, such costs were capitalized for certain deposits at the Nevada operations ($66.5 million, $130.4 million and $106.2 million, respectively) and at Minahasa ($8.4 million, $6.1 million and $1.2 million, respectively).

     Capitalized mining costs were lower in 1997 compared with 1996 primarily because of a significant decrease in mining activity from the Post deposit in Nevada, following the pit wall failure. Capitalized mining costs are expected to decrease in 1998, with reduced mining rates in Nevada.

     Depreciation, depletion and amortization ("DD&A") increased 30% from 1996 and 9% from 1995. The consolidation of Minera Yanacocha, completion of Winnemucca Region mine and mill expansion projects and a full year of operations at Minahasa accounted for the increase in 1997. The increase in 1996 over 1995 related to additional assets placed in service in Nevada, a full year of Zarafshan-Newmont operations and the startup of Minahasa operations. DD&A is expected to be somewhat higher in 1998 reflecting a full year of operation of the Sage Mill and flotation plant in Nevada and assets placed in service at Minera Yanacocha.

     Exploration and research expenses were $98.4 million, $92.9 million and $91.7 million in 1997, 1996 and 1995, respectively. In 1998, exploration and research expenses will be curtailed by approximately $30 million as this effort is focused on nearer-term targets in order to conserve cash.

     General and administrative expense ("G&A") increased slightly each year, primarily resulting from additional staffing required for Newmont's growing international operations. G&A expenses are expected to be reduced by approximately $15 million in 1998, due to synergies related to the merger and efforts to conserve cash.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


     Interest expense, net of capitalized interest was $77.1 million, $58.6 million and $47.1 million in 1997, 1996 and 1995, respectively. The 1997 increase was associated with higher debt balances following the consolidation of Minera Yanacocha's $100 million financing obtained during the year and additional credit facility borrowings for expansion projects. Interest associated with the Santa Fe debentures issued in mid-1996 accounted for the increase in 1996 over 1995. Net interest expense in 1998 is expected to be comparable to 1997.

     Merger and related expenses for NGC of $162.7 million ($104.4 million net of tax) consisted of $135.4 million of transactions costs and $27.3 million in asset write-offs.

     In 1995, Newmont wrote off two exploration properties totaling $52.5 million when it was determined that projected deposit sizes and economic returns were lower than Newmont's threshold for development.

     Other expenses for 1997 included $10.0 million for severance costs associated with the January 1998 workforce reduction. In 1996, $8.7 million related to Santa Fe asset write-offs and restructuring expenses. In 1997, 1996 and 1995, $5.0 million, $6.6 million and $3.0 million, respectively, related to environmental obligations associated with former mining activities.

     Dividends, interest and other income for 1997 included gains of $23.7 million (related to the close-out of certain put and call option contracts) and $5.1 million (related to the disposition of a Santa Fe uranium property). In 1997, 1996 and 1995, $6.5 million, $3.1 million and $28.3 million, respectively, were recorded for business interruption insurance for problems associated with the roaster in Nevada. As discussed in Note 9, in January 1996, Newmont issued 4.65 million shares of common stock resulting in higher cash balances and interest income in 1996 compared with 1995. Interest income is expected to be the primary component of Dividends, interest and other income in 1998.

     In 1997, Newmont recognized an income tax benefit of $7.9 million compared with a benefit of $15.9 million in 1996. The tax benefit in 1997 reflected the consolidation of Minera Yanacocha offset by higher percentage depletion from increased U.S.-based production, synergies from the merger and refunds from the settlement of prior-year audits. The 1996 benefit included foreign tax credits associated with Minera Yanacocha, which were substantially higher in 1996 than 1995, as well as benefits of $6.0 million from resolution of prior-year tax issues. In 1995, tax expense of $30.0 million included $41.2 million related to the sale of Newmont's investment in Southern Peru Copper, partially offset by a tax benefit of $20 million resulting from the write-off of two exploration properties.

Liquidity and Capital Resources

During 1997, existing cash balances, cash flow from operations ($283.8 million) and net borrowings ($105.2 million) funded capital expenditures ($415.1 million), dividends ($54.5 million) and net advances to joint ventures and affiliates ($50.8 million). Newmont plans to use cash "on hand at December 31, 1997 of $146.2 million and operating cash flow to fund 1998 capital expenditures and dividends.

Investing Activities and Capital Expenditures

Batu Hijau

As discussed in Note 17 to the financial statements, Newmont has a 45% interest in the Batu Hijau project in Indonesia, accounted for on an equity basis effective July 1996. At December 31, 1997 and 1996, Newmont's investment of $76.8 million and $46.6 million, respectively, was included in Other long-term assets and cash flow activity was reflected in Advances to joint ventures and affiliates.

     Batu Hijau contains proven and probable reserves of 10.6 billion pounds of copper (4.8 billion equity pounds) and 12.1 million ounces of gold (5.4 million equity ounces). Production is expected to begin in late 1999, with a projected mine life in excess of 20 years. The cost for development of the open-pit mine, mill and infrastructure including employee housing, a port, electrical generation facilities, interest during construction, cost escalation and working capital is expected to approximate $1.9 billion.

     Financing agreements for $1.0 billion were signed in July 1997 for development of the project. The financing is guaranteed by Newmont and its partner, Sumitomo Corporation ("Sumitomo"), 56.25% and 46.75%, respectively, until project completion tests are met, and will be non-recourse thereafter (except for a $125 million contingent support facility that Newmont and Sumitomo have agreed to provide). Repayment of the borrowings will begin the earlier of six months after project completion or June 15, 2001. Initial draws of $160 million from the facility occurred in January 1998 and a total of approximately $725 million is expected to be utilized during 1998.

     Construction commenced in 1997 and at December 31, 1997, Newmont had spent $131 million (including exploration expense) on the project, which was 22% complete. Newmont expects to spend approximately $70 million on the project in 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS




Capital Expenditures

(In millions)                                 1997      1996      1995
-------------                                 ----      ----      ----

Nevada Operations                          $ 231.0   $ 450.8   $ 351.9

Minera Yanacocha                             113.7        --        --

Minahasa                                      24.2      27.4      76.7

Mesquite                                      18.8       3.6       5.6

Zarafshan-Newmont                              5.6       7.3      30.3

Batu Hijau                                      --      15.1      27.7

Other projects and
   capitalized interest                       21.8      43.6      28.7
                                           -------   -------   -------
                  Total                    $ 415.1   $ 547.8   $ 520.9
                                           =======   =======   =======



     1997 expenditures in Nevada related to completion of the Sage Mill and other processing equipment ($90.3 million), capitalized mining costs ($66.5 million), mining and dewatering equipment ($22.9 million), deferred mine development ($22.5 million), refractory leach pads ($10.9 million) and other ongoing capital requirements. Minera Yanacocha expenditures included mine and facility expansion ($78.4 million) and development drilling ($14.0 million).

     During 1996, capital expenditures in Nevada included approximately $154.0 million for projects in the Carlin Region (capitalized mining costs, underground development, mining and processing equipment, and refractory leach pads) and $296.8 million for projects associated with former Santa Fe operations (the Sage Mill and flotation plant, capitalized mining costs, completion of the Trenton Canyon and Mule Canyon projects and other ongoing capital requirements). Nevada's 1995 capital expenditures related to capitalized mining, process facilities, mining equipment and other ongoing requirements.

     Estimated capital projects in 1998 total approximately $275 million. Nevada expenditures of approximately $145 million will fund capitalized mining costs, mine equipment, leach pads and mine development. Minera Yanacocha expenditures of $85 million are planned for the construction of leach facilities, development drilling and other support equipment and facilities. The remaining capital expenditures include $11 million for Minahasa, $11 million for the La Herradura project in Mexico, $6 million for Mesquite and $17 million for other projects and capitalized interest.

     A favorable decision in 1998 regarding the acquisition of the additional 13.35% interest in Minera Yanacocha would require payment of approximately $59 million plus any additional costs required to complete the acquisition.

Financing Activities

In June 1997, Newmont obtained a $1.0 billion revolving credit facility with a consortium of banks that expires in June 2002. This financing replaced two separate facilities held by NGC and Santa Fe, each at $400 million (of which $255 million was outstanding at December 31, 1996). At December 31, 1997, $316 million was outstanding under the facility. The interest rate is variable and at December 31, 1997 was 5.8%.

     In January 1996, NMC issued 4.65 million shares of common stock for $51.87 per share. Proceeds of the issue netted $241.3 million and were used to purchase an equal number of shares of common stock of NGC. Such proceeds were used by NGC to fund its operations. This transaction increased NMC's ownership of NGC to 93.75%. In addition, $24.2 million was received in 1996 from the exercise of employee stock options.

     Scheduled minimum long-term debt repayments are $43.3 million in 1998. Newmont expects to fund maturities of its debt through operating cash flow and/or by refinancing the debt as it becomes due.

Environmental and Other

Of Newmont's $415.1 million in capital expenditures in 1997, it is estimated that approximately $28 million was required to comply with environmental regulations. Approximately $16 million of such expenditures will be required in 1998. The ongoing costs to comply with environmental regulations are not a significant portion of Newmont's cash operating costs. Estimated future reclamation and remediation costs relating to currently producing mines are accrued over each mine-life and at December 31, 1997, $45.6 million had been accrued.

     Newmont spent $13.0 million, $14.8 million and $20.0 million in 1997, 1996 and 1995, respectively, for environmental obligations related to former mining sites (discussed in Note 17), and expects to spend approximately $13 million in 1998. During 1997, settlement with several insurance companies regarding coverage of remediation expenses at certain former mining sites resulted in proceeds of approximately $10 million, net of related expenses. Such proceeds were applied against the charges for changes in estimated future costs. At December 31, 1997, $52.2 million was accrued for total estimated future costs associated with such obligations. Because of the uncertain nature of these liabilities, Newmont estimates that it is reasonably possible that the ultimate liability may be as much as 70% greater or 15% lower than the amount accrued at December 31, 1997. Newmont continuously monitors and reviews its environmental obligations and, although it believes that its reserves are adequate, as additional facts become known further provisions may be required.

     Current inventories and non-current inventories (included in Other long-term assets) increased $60.2 million and $88.8 million, respectively, from December 31, 1996 to December 31, 1997. These increases primarily related to the consolidation of Minera Yanacocha and stockpiles of refractory leach ore in Nevada. In 1997, certain stockpiled ore inventory in Nevada was written

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


down to net realizable value, resulting in a $9.5 million charge to Costs applicable to sales.

Year 2000

Newmont began a "Year 2000" compliance project in late 1996 to determine if its automated processing software and equipment will function properly upon reaching the year 2000. This project, conducted by a cross-functional employee group and outside consultants, is expected to continue through mid-1999 (the target for Year 2000 compliance) and addresses automated processes, plant process control software, compliance of material suppliers and service providers and other related issues. Work phases include conducting assessments; devising, implementing and testing necessary renovation plans; and, receiving certifications from material suppliers and service providers of their Year 2000 compliance. Based on the assessment phase work performed to date, no material issues or costs have been identified. Subsequent phases of the project may lead to discovery of material issues or costs.

Safe Harbor Statement

The foregoing discussion and analysis, as well as certain information contained elsewhere in this Annual Report, contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements concerning future operations or events are subject to important risks, uncertainties and other factors that could cause actual results to differ materially. Forward-looking statements involve certain factors that are subject to change, including, but not limited to: the price of gold; interest and currency exchange rates; geological and metallurgical assumptions; operating performance of equipment, processes and facilities; labor relations; timing of receipt of necessary governmental permits or approvals; weather and other acts of God; domestic and foreign laws or regulations, particularly relating to the environment and mining; domestic and international economic and political conditions; the ability of joint venture partners to meet their obligations; the ability of Newmont to obtain or maintain necessary financing; and other risks and hazards associated with mining operations.

     More detailed information regarding Newmont, its operations and factors that could materially affect its financial position and results of operations are included in Newmont's Annual Report on Form 10-K as well as other filings with the Securities and Exchange Commission. Many of these factors are beyond Newmont's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. Newmont disclaims any intent or obligation to update publicly any forward-looking statements set forth herein, whether as a result of new information, future events or otherwise.

                                   Report of
                         Independent Public Accountants

To Newmont Mining Corporation:

We have audited the accompanying consolidated balance sheets of Newmont Mining Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Santa Fe Pacific Gold Corporation in 1996 or 1995, a company merged into the Corporation during 1997 in a transaction accounted for as a pooling of interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of Newmont Mining Corporation and reflect total assets and total revenues of 37% and 30% in 1996, respectively, and total revenues of 31% in 1995, of the related consolidated totals, after restatement to reflect certain adjustments as set forth in Note 1. The financial statements of Santa Fe Pacific Gold Corporation prior to those adjustments were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Santa Fe Pacific Gold Corporation, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Newmont Mining Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Denver, Colorado,
January 27, 1998.


To the Board of Directors and Shareholders of Santa Fe Pacific Gold Corporation

     In our opinion, the consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity of Santa Fe Pacific Gold Corporation (not presented separately herein) present fairly, in all material respects, the financial position of Santa Fe Pacific Gold Corporation and its subsidiaries at December 31, 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                            PRICE WATERHOUSE LLP

Phoenix, Arizona
February 1, 1997, except for the fifth paragraph of Note 1, which is as of March 10, 1997

                           NEWMONT MINING CORPORATION

                       STATEMENTS OF CONSOLIDATED INCOME



                                                                        Years Ended December 31,
(In thousands, except per share)                                1997              1996              1995
                                                            ------------      ------------      ------------
Sales and other income
  Sales                                                     $  1,572,757      $  1,105,666      $    981,640
  Dividends, interest and other                                   55,235            29,460            46,394
  Gain on disposition of investment                                 --                --             113,188
                                                            ------------      ------------      ------------
                                                               1,627,992         1,135,126         1,141,222
                                                            ------------      ------------      ------------
Costs and expenses
  Costs applicable to sales                                      800,045           652,305           533,631
  Depreciation, depletion and amortization                       265,765           204,081           186,785
  Exploration and research                                        98,420            92,863            91,748
  General and administrative                                      66,380            65,671            62,861
  Interest, net of amounts capitalized                            77,067            58,619            47,099
  Merger and related expenses                                    162,674              --                --
  Write-off of exploration properties                               --                --              52,537
  Other                                                           25,726            22,521            11,681
                                                            ------------      ------------      ------------
                                                               1,496,077         1,096,060           986,342
                                                            ------------      ------------      ------------
Income before equity income and income tax                       131,915            39,066           154,880
Equity income in Minera Yanacocha                                   --              50,170            32,650
                                                            ------------      ------------      ------------
Income before income tax and minority interests                  131,915            89,236           187,530
Income tax benefit (provision)                                     7,900            15,949           (29,982)
Minority interest in Minera Yanacocha                            (66,882)             --                --
Minority interest in Newmont Gold Company                         (4,556)           (6,584)           (9,864)
                                                            ------------      ------------      ------------
Net income                                                        68,377            98,601           147,684
Preferred stock dividends                                           --                --              11,157
                                                            ------------      ------------      ------------
Net income applicable to common shareholders                $     68,377      $     98,601      $    136,527
                                                            ============      ============      ============
Net income per common share, basic and diluted              $       0.44      $       0.63      $       0.95
                                                            ============      ============      ============
Basic weighted average shares outstanding                        156,243           155,573           143,379
                                                            ============      ============      ============

The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

                          Consolidated Balance Sheets



                                                                    At December 31,
(In thousands, except per share)                                 1997             1996
                                                            ------------     ------------
Assets
Cash and cash equivalents                                   $    146,232     $    227,053
Short-term investments                                            12,790           12,724
Accounts receivable                                               52,410           29,663
Inventories                                                      339,549          279,315
Other current assets                                              90,389           52,233
                                                            ------------     ------------
         Current assets                                          641,370          600,988
Property, plant and mine
   development, net                                            2,598,809        2,391,872
Other long-term assets                                           373,803          289,270
                                                            ------------     ------------
                  Total assets                              $  3,613,982     $  3,282,130
                                                            ============     ============

Liabilities
Short-term debt                                             $     25,771     $     45,981
Current portion of long-term debt                                 43,301           19,250
Accounts payable                                                  83,101           72,135
Other accrued liabilities                                        242,358          140,893
                                                            ------------     ------------
         Current liabilities                                     394,531          278,259
Long-term debt                                                 1,179,410        1,039,875
Reclamation and remediation liabilities                           88,651           71,702
Other long-term liabilities                                      192,033          225,333
                                                            ------------     ------------
                  Total liabilities                            1,854,625        1,615,169
                                                            ------------     ------------
Minority interest in Minera Yanacocha                             62,253             --
Minority interest in Newmont Gold Company                        106,017          104,209
                                                            ------------     ------------
Commitments and contingencies (Notes 3 and 17)

Stockholders' equity
Common stock--$1.60 par value; 250 million shares
   authorized; 156.8 million and 156.3 million
   shares issued less 307 thousand treasury shares,
   respectively                                                  250,350          249,648
Additional paid-in capital                                       817,040          803,331
Retained earnings                                                523,697          509,773
                                                            ------------     ------------
     Total stockholders' equity                                1,591,087        1,562,752
                                                            ------------     ------------
     Total liabilities and stockholders' equity             $  3,613,982     $  3,282,130
                                                            ============     ============

The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

           STATEMENTS OF CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY



                                                      Common Stock             Additional
                                                  -------------------------      Paid-In         Retained
(In thousands, except per share)                    Shares         Amount        Capital         Earnings
                                                  ----------     ----------     ----------      ----------
Balance at December 31, 1994*                        142,582     $  228,131     $  540,012      $  388,568
  Stock options exercised                                232            372          8,126            (280)
  Preferred stock redemption and
    conversion, net of costs                           7,899         12,638         (2,360)          5,260
  Net income                                            --             --             --           147,684
  Common stock dividends                                --             --             --           (48,391)
  Preferred stock dividends, $3.88
    per share                                           --             --             --           (11,157)
  Other                                                 --             --              475          (1,789)
                                                  ----------     ----------     ----------      ----------
Balance at December 31, 1995                         150,713        241,141        546,253         479,895
  Common stock issuance                                4,651          7,442        233,814         (13,765)
  Stock options exercised                                666          1,065         23,579          (1,190)
  Net income                                            --             --             --            98,601
  Common stock dividends                                --             --             --           (54,305)
  Other                                                 --             --             (315)            537
                                                  ----------     ----------     ----------      ----------
Balance at December 31, 1996                         156,030        249,648        803,331         509,773
  Stock options exercised                                439            702         13,382              87
  Net income                                            --             --             --            68,377
  Common stock dividends                                --             --             --           (54,540)
  Other                                                 --             --              327            --
                                                  ----------     ----------     ----------      ----------
Balance at December 31, 1997                         156,469     $  250,350     $  817,040      $  523,697
                                                  ==========     ==========     ==========      ==========


* At December 31, 1994, 2.875 million shares of preferred stock were outstanding which were called for redemption in 1995. (See Note 9 to the Consolidated Financial Statements.) All balances presented have been restated to reflect the conversion of Santa Fe shares into approximately
     56.5 million shares of NMC stock. (See Note 1 to the Consolidated Financial Statements.)

The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

                     STATEMENTS OF CONSOLIDATED CASH FLOWS


                                                                      Years Ended December 31,
(In thousands)                                                  1997            1996            1995
                                                             ----------      ----------      ----------
Operating Activities
 Net income                                                  $   68,377      $   98,601      $  147,684
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation, depletion and amortization                   265,765         204,081         186,785
     Amortization of capitalized mining costs                    55,254            --              --
     Merger related asset write-offs                             27,288            --              --
     Undistributed earnings of affiliates                          --           (18,359)         (7,027)
     Minority interest, net of dividends                          7,735           1,589           4,879
     Deferred tax benefit                                       (48,800)        (16,607)        (12,893)
     Gain on sale of investments                                   --              --          (113,188)
     Write-off of exploration properties                           --              --            52,591
     Write-down of inventory                                      9,500            --              --
     Other                                                        8,374           3,585          11,783
     (Increase) decrease in operating assets:
        Accounts receivable                                     (12,188)         (4,245)         14,643
        Inventories                                            (149,296)        (63,233)        (70,965)
        Other assets                                              8,414         (13,125)          5,114
     Increase (decrease) in operating liabilities:
        Accounts payable and accrued expenses                    41,983          11,891          58,786
        Other liabilities                                         1,375           3,430         (14,696)
                                                             ----------      ----------      ----------
Net cash provided by operating activities                       283,781         207,608         263,496
                                                             ----------      ----------      ----------
Investing Activities
 Additions to property, plant and mine development             (415,082)       (547,757)       (520,913)
 Proceeds from sale of investment                                  --              --           119,799
 Advances to joint ventures and affiliates                      (67,119)         (3,684)        (30,543)
 Repayments from joint ventures and affiliates                   16,356            --              --
 Cash acquired in Minera Yanacocha transaction                   40,705            --              --
 Other                                                               48          (2,335)         (8,344)
                                                             ----------      ----------      ----------
Net cash used in investing activities                          (425,092)       (553,776)       (440,001)
                                                             ----------      ----------      ----------
Financing Activities
 Proceeds from short-term debt                                    7,630          16,802          13,440
 Repayments of short-term debt                                  (27,840)           --              --
 Proceeds from long-term debt                                   828,000         255,000         254,856
 Repayments of long-term debt                                  (702,541)         (4,375)       (130,000)
 Proceeds from issuance of common stock                          12,580         265,449           8,034
 Dividends paid on common stock                                 (54,540)        (54,305)        (48,391)
 Dividends paid on preferred stock                                 --              --           (11,860)
 Preferred stock redemption and conversion costs                   --              --            (4,442)
 Other                                                           (2,799)           (344)         (4,934)
                                                             ----------      ----------      ----------
Net cash provided by financing activities                        60,490         478,227          76,703
                                                             ----------      ----------      ----------
Net increase (decrease) in cash and cash equivalents            (80,821)        132,059         (99,802)
Cash and cash equivalents at beginning of year                  227,053          94,994         194,796
                                                             ----------      ----------      ----------
Cash and cash equivalents at end of year                     $  146,232      $  227,053      $   94,994
                                                             ==========      ==========      ==========



See Note 15 for supplemental cash flow information.

The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1                                                           The Corporation
--------------------------------------------------------------------------------

Newmont Mining Corporation and its more-than-50% owned subsidiaries (collectively, "NMC" or the Corporation) is a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties. The Corporation owns approximately 93.75% of the common stock of Newmont Gold Company ("NGC"). All of NMC's operations are conducted through NGC. The Corporation's consolidated sales resulted from operations in the United States, Peru, Uzbekistan and Indonesia. Operations commenced in Uzbekistan in September 1995 and in Indonesia in March 1996. The Corporation had an equity interest in a mining operation in Peru that was consolidated beginning in 1997 as a result of the acquisition of an additional interest described in Note 3.

     Gold mining requires the use of specialized facilities and technology. The Corporation relies heavily on such facilities to maintain its production levels. Also, the cash flow and profitability of the Corporation's current operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Corporation's control.

     On May 5, 1997, the Corporation completed a merger with Santa Fe Pacific Gold Corporation ("Santa Fe") under which each outstanding share of Santa Fe common stock was exchanged for 0.43 of a share of NMC common stock. Santa Fe is engaged in gold production in the United States and exploration for gold deposits worldwide. The outstanding shares of common stock of Santa Fe were converted into approximately 56.5 million shares of NMC common stock. NMC also reserved approximately 566,000 shares of its common stock for issuance in connection with outstanding Santa Fe stock options that were assumed by NMC in the merger. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. NGC issued shares of common stock to NMC equal to the number of shares of NMC common stock issued in conjunction with the merger in exchange for all outstanding shares of Santa Fe. As a result, Santa Fe became a wholly-owned subsidiary of NGC. In addition, NGC issued options to NMC to acquire additional shares of NGC common stock having the same terms as the Santa Fe stock options assumed by NMC in the merger. NMC's consolidated financial statements have been restated for periods prior to the merger to include the operations of Santa Fe, adjusted to conform with NMC's accounting policies and presentations.

     Merger expenses of $162.7 million ($112.3 million net of minority interest and tax) consisted of $135.4 million of transaction costs and $27.3 million in asset write-downs. The more significant transaction costs included a $65.2 million fee paid to terminate an existing definitive merger agreement between Santa Fe and another company, investment advisory fees of $20.5 million, employee benefit and severance costs of $18.0 million and professional fees of $18.4 million. The asset write-offs, related to certain Santa Fe assets that did not meet NMC's valuation criteria, included a write-down of the Elkhorn, Montana exploration project and the write-off of duplicative facilities, equipment and information system costs.

     The following table provides a reconciliation of sales and net income reported by NMC to the consolidated amounts presented.

                                                   For the Years Ended December 31,
(In thousands)                                 1997             1996             1995
                                           -----------      -----------      -----------
Sales
  Pre-merger
   NMC                                     $   357,316      $   768,455      $   636,219
   Santa Fe                                    130,540          337,211          345,421
  Post-merger                                1,084,901             --               --
  Merger adjustments                              --               --               --
                                           -----------      -----------      -----------
   Consolidated                            $ 1,572,757      $ 1,105,666      $   981,640
                                           ===========      ===========      ===========

Net income applicable to common shares
  Pre-merger
   NMC                                     $    31,608      $    85,076      $   101,477
   Santa Fe                                     31,702           21,068           39,812
  Post-merger                                  110,441             --               --
  Merger adjustments                          (105,374)          (7,543)          (4,762)
                                           -----------      -----------      -----------
   Consolidated                            $    68,377      $    98,601      $   136,527
                                           ===========      ===========      ===========

     Merger adjustments reflect conforming accounting policy changes, transaction fees, other one-time expenses associated with the merger, the tax effect of such adjustments and the related change in minority interest in income of NGC. Accounting policy changes were primarily related to the accounting treatment for capitalized mining costs. Santa Fe included certain depreciation, depletion and amortization charges in capitalized mining costs. To the extent Santa Fe capitalized such charges as mining costs or as inventory, restatement adjustments have been made to reflect these charges against earnings in the appropriate period. In addition, ore and in-process inventories were not maintained on the same basis as NMC, which resulted in certain balance sheet reclassifications.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2--Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Newmont Mining Corporation and its more-than-50% owned subsidiaries. The Corporation also includes its pro-rata share of assets, liabilities and operations for unincorporated joint ventures in which it has an interest. All significant intercompany balances and transactions have been eliminated. NMC's principal subsidiary is NGC, which holds all of the operating assets of the Corporation and is approximately 93.75% owned by NMC. The functional currency for all subsidiaries is the U. S. dollar.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. Cash and cash equivalents are primarily invested in United States Treasury bills, with lesser amounts invested in high-quality commercial paper and time deposits.

Investments

Short-term investments are carried at cost, which approximates market, and include Eurodollar government and corporate obligations rated AA or higher. At December 31, 1997 and 1996, $8.5 million and $8.7 million, respectively, of such investments secured letters of credit.

     Investments in companies in which NGC's ownership is 20% to 50% are accounted for by the equity method and are included in Other long-term assets. Income from such investments is included in Equity in income of affiliated companies.

Inventories

Ore and in-process inventories and materials and supplies are stated at the lower of average cost or net realizable value. Precious metals are stated at market value.

     Non-current inventories are stated at the lower of average cost or net realizable value and represent ore-in-stockpiles from which no material is expected to be processed for more than one year after the balance sheet date.

Property, Plant and Mine Development

Expenditures for new facilities or expenditures which extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 2 to 21 years.

     Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. Such costs, and estimated future development costs, are amortized using a unit-of-production method over the estimated life of the ore body. On-going development expenditures to maintain production are generally charged to operations as incurred.

     Significant payments related to the acquisition of exploration interests are capitalized. If a mineable ore body is discovered, such costs are amortized using a unit-of-production method. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

     Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until operations commence.

     Gains or losses from normal sales or retirements of assets are included in other income or expense.

Asset Impairment

The Corporation evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future cash flows on an undiscounted basis is less than the carrying amount of the related asset, an asset impairment is considered to exist. The related impairment loss is measured by comparing estimated future cash flows on a discounted basis to the carrying amount of the asset. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Corporation's financial position and results of operations. A low gold price market, if sustained for an extended period of time, may result in future asset impairments. As of December 31, 1997, the Corporation does not believe that an impairment has occurred.

Revenue Recognition

Gold sales are recognized when gold is produced.

Mining Costs

In general, mining costs are charged to operations as incurred. However, certain of the Corporation's deposits have diverse grade and waste-to-ore ratios over the mine's life. Mining costs for these deposits, to the extent they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Reclamation and Remediation Costs

Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. Such costs related to active mines are accrued and charged over the expected operating lives of the mines using a unit-of-production method. Future reclamation and remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised.

Income Taxes

The Corporation accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Corporation's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability or net deferred income tax asset for the Corporation as of the end of the year, as measured by the statutory tax rates in effect as enacted. The Corporation derives its deferred income tax charge or benefit by recording the change in the net deferred income tax liability or net deferred income tax asset balance for the year.

     The Corporation's deferred income tax assets include certain future tax benefits. The Corporation records a valuation allowance against any portion of those deferred income tax assets which it believes it will more likely than not fail to realize.

Commodity Instruments

The Corporation has entered into gold loans and forward sales contracts to protect the selling price for certain anticipated gold production. The Corporation does not acquire, hold or issue commodity instruments for trading or speculative purposes.

     Proceeds from the sale of borrowed gold are recorded as gold loans at the average price realized. As gold is delivered from production in repayment of the borrowed gold, gold sales revenue is recognized at the average price realized and the gold loan balance is reduced. If gold borrowings are repaid in advance of the original repayment schedule, the resulting gain or loss is deferred and recognized in gold sales revenue over the original repayment schedule.

     Forward sales contracts enable the Corporation to deliver a specified number of ounces of gold to a counterparty at a specified price and date. Gains and losses realized on these contracts, as well as any cost or revenue associated therewith, are recognized in sales when the related gold is delivered.

Earnings Per Common Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share," which specifies the computation, presentation and disclosure requirements for earnings per share. SFAS 128 is effective for periods ended after December 15, 1997 and requires retroactive restatement of prior period earnings per share. The statement replaces the "primary earnings per share" calculation with a "basic earnings per share" and replaces the "fully diluted earnings per share" calculation with "diluted earnings per share." Adoption of SFAS 128 did not have an effect on the Corporation's previously reported net income per common share. The following table presents a reconciliation of basic and diluted earnings per share calculations:

                                                                     For Years Ended December 31,
                                  --------------------------------------------------------------------------------------------------
                                                1997                            1996                                 1995
                                  ------------------------------    ------------------------------    ------------------------------
                                                       Per Share                         Per Share                         Per Share
(In thousands, except per share)   Income      Shares    Amount     Income      Shares     Amount      Income       Shares   Amount
                                  -------     -------  ---------    -------     -------  ---------    --------     ------- ---------
Basic EPS
Net income applicable to
  common shares                   $68,377     156,243     $0.44     $98,601     155,573     $0.63     $136,527     143,379   $0.95
Effect of Dilutive Securities
Equivalent common shares
  from stock options                   --         104        --          --         332        --           --         165      --
                                  -------     -------     -----     -------     -------     -----     --------     -------   -----
Diluted Earnings Per Share
Net income applicable to
  common shares                   $68,377     156,347     $0.44     $98,601     155,905     $0.63     $136,527     143,544   $0.95
                                  =======     =======     =====     =======     =======     =====     ========     =======   =====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Recent Accounting Pronouncements

The FASB issued SFAS No. 130 "Reporting Comprehensive Income" in June 1997 which established standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. In addition to net income, comprehensive income includes all changes in equity during a period, except those resulting from investments by and distributions to owners. The Corporation will adopt SFAS 130, which is effective for fiscal years beginning after December 15, 1997, in the first quarter of 1998.

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" that establishes standards for reporting information about operating segments in annual and interim financial statements. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997, and will be adopted in 1998. Reporting and disclosures under SFAS 131 are not expected to be materially different than present disclosures contained in Notes 14 and 16.

     SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" was issued in February 1998 and standardizes disclosure requirements for pension and other postretirement benefit plans to the extent practicable. Adoption of this standard for fiscal years beginning after December 15, 1997, and restatement of prior period comparative disclosures is required. The Corporation will adopt SFAS 132 in 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the 1997 presentation.

Note 3   Additional Interest in Minera Yanacocha

The Corporation has an interest in Minera Yanacocha, a gold mining operation located in Peru, that began production in 1993. Prior to 1997, the Corporation owned a 38.0% interest that was accounted for on an equity basis. Beginning in 1997, Minera Yanacocha was consolidated into the Corporation's financial statements following the acquisition of an additional 13.35% interest, which acquisition is currently contested in the court proceedings described below.

     In November 1993, the French government announced its intention to privatize the mining assets of the Bureau de Recherches Geologiques et Minieres, the geological and mining bureau of the French government ("BRGM") and in September 1994, BRGM announced its intention to transfer its 24.7% interest in Minera Yanacocha to a third party. NGC and Compania de Minas Buenaventura, S.A. ("Buenaventura"), then 38.0% and 32.3% owners of Minera Yanacocha, respectively, filed suit in Peru to seek enforcement of their preemptive rights with respect to the proposed BRGM transfer. In February 1995, after a preliminary favorable appellate court ruling, both NGC and Buenaventura exercised their preemptive rights. NGC deposited its share of the provisional $90 million purchase price and the shares for its additional 13.35% interest with a Peruvian bank pending final resolution of the case. NGC borrowed its purchase price amount from the same Peruvian bank with the right of set off against the deposit, and accordingly, these amounts have been netted in the accompanying balance sheets. In September 1996, a trial court ruling provided that the preemptive rights were triggered in November 1993, and that the value of the 24.7% interest was $109.3 million. The value of NGC's shares held in escrow were calculated as of such date at $59.1 million and the additional amount was deposited with the Peruvian bank.

     An appeal to the Superior Court of Lima was filed by BRGM and other defendants challenging the court's determination that the preemptive rights were triggered and the date and amount of the valuation. In February 1997, the Superior Court upheld the decision of the trial court. Therefore, NGC reflected the increase in its ownership from 38.0% to 51.35% as of February 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     BRGM and other defendants filed a request for Peruvian Supreme Court review of the Superior Court's resolution. The case was argued to a panel of five Peruvian Supreme Court justices on December 17, 1997. In order to prevail at the Supreme Court level, a party must obtain four votes in its favor. The five-judge panel issued a split decision, with two in favor of the Corporation and three in favor of BRGM. A sixth justice was then appointed to hear the case, and has not yet issued her vote. If the vote is in favor of Newmont, a seventh justice will be appointed to hear the case. At this time, the Corporation is unable to predict the outcome of the litigation. An unfavorable decision would require reversion to equity accounting in 1997 for the Corporation's 38% interest in Minera Yanacocha and the possibility of a dividend refund attributable to the acquired interest. The additional interest represented $0.07 of net income per share and 3% of total equity production in 1997 and is expected to comprise 4% of 1998 equity production.

     Summarized Minera Yanacocha financial information for the years in which it was not consolidated follows:

                                              For the Years Ended
                                                  December 31,
(In millions)                                1996              1995
                                            ------            ------
Sales                                       $313.9            $212.5
Costs applicable to sales and
   depreciation, depletion and
   amortization                              113.8              82.4
Exploration                                   17.5              11.4
Other                                          3.1               3.3
                                            ------            ------
Net income, before Peruvian taxes            179.5             115.4
Peruvian taxes                                54.8              34.6
                                            ------            ------
Net income                                  $124.7            $ 80.8
                                            ======            ======
Dividends applicable to
   NGC's 38% interest                       $ 29.6            $ 23.2
                                            ======            ======

                                                     At December 31,
                                                                1996
                                                              ------
Current assets                                                $ 85.2
Noncurrent assets                                              108.2
                                                              ------
       Total assets                                           $193.4
                                                              ======

Current liabilities                                           $ 45.4
Noncurrent liabilities                                          39.8
                                                              ------
       Total liabilities                                      $ 85.2
                                                              ======
       Total equity                                           $108.2
                                                              ======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following pro forma income statement assumes the acquisition of the additional interest occurred on January 1, 1996 and the pro forma balance sheet assumes the acquisition occurred on December 31, 1996. The pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations which would have been realized had the acquisition of the additional interest been considered to occur as of the dates for which the pro forma financial statements are presented. The pro forma financial statements also are not necessarily indicative of the combined position or results of operations in the future.

                Newmont Mining Corporation and Minera Yanacocha
               Pro Forma Consolidated Income Statement-Unaudited

(In thousands, except per share)                       Newmont            Minera          Pro Forma             Pro Forma
For the Year Ended December 31, 1996                   Mining*          Yanacocha        Adjustments          Consolidated
                                                     -----------       -----------       -----------          ------------
Sales and other income
   Sales                                             $ 1,105,666       $   313,870                            $ 1,419,536
   Dividends, interest and other                          29,460             2,336                                 31,796
                                                     -----------       -----------                            -----------
                                                       1,135,126           316,206                              1,451,332
                                                     -----------       -----------                            -----------
Costs and expenses
   Costs applicable to sales                             652,305            89,206       $    (2,172)(A)
                                                                                              (1,624)(B)          737,715
   Depreciation, depletion and amortization              204,081            24,595            12,289 (C)          240,965
   Exploration and research                               92,863            17,482                                110,345
   General and administrative                             65,671                --             1,624 (B)
                                                                                                (617)(D)           66,678
   Interest, net                                          58,619             5,447                                 64,066
   Other                                                  22,521                --                                 22,521
                                                     -----------       -----------       -----------          -----------
                                                       1,096,060           136,730             9,500            1,242,290
Equity income of Minera Yanacocha                         50,170                --           (47,381)(E)
                                                                                                (617)(D)
                                                                                              (2,172)(A)               --
                                                     -----------       -----------       -----------          -----------
Income before income tax and minority interests           89,236           179,476           (59,670)             209,042
Income tax benefit (provision)                            15,949           (54,784)             (599)(F)          (39,434)
Minority interest in subsidiaries                         (6,584)               --           (60,663)(G)
                                                                                                (235)(H)          (67,482)
                                                     -----------       -----------       -----------          -----------
Net income                                           $    98,601       $   124,692       $  (121,167)         $   102,126
                                                     ===========       ===========       ===========          ===========
Income per common share                              $      0.63                                              $      0.66
                                                     ===========                                              ===========
Basic weighted average shares outstanding                155,573                                                  155,573
                                                     ===========                                              ===========

 *       Reflects the pooling of interests described in Note 1.
(A)      To eliminate royalties paid by Minera Yanacocha to a subsidiary of NGC.
(B) To eliminate management fees paid by Minera Yanacocha to a subsidiary of NGC.
(C) Estimated additional amortization of excess purchase price over net assets acquired.
(D) Reclassification of NGC's share (38%) of management fees charged to Minera Yanacocha.
(E) Elimination of equity income recognized for Minera Yanacocha to reflect consolidation.
(F) Additional taxes related to incremental earnings from additional interest in Minera Yanacocha.
(G)      Minority interest (48.65%) in income of Minera Yanacocha.
(H)      Adjustment of minority interest in income of NGC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                Newmont Mining Corporation and Minera Yanacocha
                 Pro Forma Consolidated Balance Sheet-Unaudited

(In thousands)                                                  Newmont          Minera          Pro Forma            Pro Forma
December 31, 1996                                               Mining*         Yanacocha       Adjustments          Consolidated
                                                              -----------      -----------      -----------          ------------
Assets
   Cash and cash equivalents                                  $   227,053      $    40,705                           $   267,758
   Inventories                                                    279,315           15,661                               294,976
   Other                                                           94,620           28,848                               123,468
                                                              -----------      -----------                           -----------
      Current assets                                              600,988           85,214                               686,202
   Property, plant and mine development, net                    2,391,872          106,308      $    53,368 (A)
                                                                                                    (14,445)(B)        2,537,103
   Other long-term assets                                         289,270            1,887          (41,115)(C)
                                                                                                     (2,843)(A)          247,199
                                                              -----------      -----------      -----------          -----------
      Total assets                                            $ 3,282,130      $   193,409      $    (5,035)         $ 3,470,504
                                                              ===========      ===========      ===========          ===========

Liabilities
   Short-term debt and current portion of long-term debt      $    65,231      $    14,256                           $    79,487
   Other current liabilities                                      213,028           31,190      $    50,525 (A)          294,743
                                                              -----------      -----------      -----------          -----------
      Current liabilities                                         278,259           45,446           50,525              374,230
   Long-term debt                                               1,039,875           24,244                             1,064,119
   Other long-term liabilities                                    297,035           15,520                               312,555
                                                              -----------      -----------      -----------          -----------
      Total liabilities                                         1,615,169           85,210           50,525            1,750,904
                                                              -----------      -----------      -----------          -----------
Minority interest in subsidiaries                                 104,209               --           52,639 (D)          156,848
                                                              -----------      -----------      -----------          -----------
Stockholders' equity                                            1,562,752          108,199          (14,445)(B)
                                                                                                    (41,115)(C)
                                                                                                    (52,639)(D)        1,562,752
                                                              -----------      -----------      -----------          -----------
      Total liabilities and stockholders' equity              $ 3,282,130      $   193,409      $    (5,035)         $ 3,470,504
                                                              ===========      ===========      ===========          ===========

 *  Reflects the pooling of interests described in Note 1.
(A) Represents adjusted net purchase price for additional interest acquired and associated net liabilities owed.
(B) Eliminates net book value of 13.35% acquired interest.
(C) Elimination of NGC's investment in Minera Yanacocha to reflect consolidation.
(D) To reflect minority interest in Minera Yanacocha.

Note 4                                       Inventories
=============================================================
                                           At December 31,
(In thousands)                           1997          1996
                                       --------      --------
Current:
   Ore and in-process inventories      $172,589      $161,806
   Precious metals                       82,594        35,259
   Materials and supplies                82,819        80,544
   Other                                  1,547         1,706
                                       --------      --------
                                       $339,549      $279,315
                                       ========      ========
Non-current:
   Ore-in-stockpiles (included in
      Other long-term assets)          $174,445      $ 85,652
                                       ========      ========



Note 5                      Property, Plant and Mine Development
================================================================
                                            At December 31,
(In thousands)                          1997              1996
                                   -----------       -----------
Land and mining claims             $   362,049       $   360,845
Buildings and equipment              2,536,810         1,974,872
Mine development                       537,819           433,477
Construction-in-progress               154,974           327,970
                                   -----------       -----------
                                     3,591,652         3,097,164
Accumulated depreciation,
   depletion and amortization       (1,343,885)       (1,063,695)
Capitalized mining costs               351,042           358,403
                                   -----------       -----------
                                   $ 2,598,809       $ 2,391,872
                                   ===========       ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 6                                Other Accrued Liabilities
===============================================================
                                              At December 31,
(In thousands)                              1997          1996
                                         --------      --------
Interest                                 $ 28,081      $ 27,600
Contingent dividends received
   (see Note 3)                                --        18,556
Purchase price payable (see Note 3)        59,100            --
Payroll and related benefits               53,349        28,188
Reclamation and remediation                 9,157        10,000
Severance benefits                         10,000            --
Other                                      82,671        56,549
                                         --------      --------
                                         $242,358      $140,893
                                         ========      ========


Note 7                                             Income Taxes
===============================================================
The Corporation's (benefit) provision for income taxes consists of:

                                Years Ended December 31,
(In thousands)           1997             1996             1995
                      --------         --------        --------
Current:
   Domestic           $(13,700)        $ (3,347)       $ 40,398
   Foreign              54,600            4,005           2,477
                      --------         --------        --------
                        40,900              658          42,875
                      --------         --------        --------
Deferred:
   Domestic            (57,822)         (18,232)        (12,893)
   Foreign               9,022            1,625              --
                      --------         --------        --------
                       (48,800)         (16,607)        (12,893)
                      --------         --------        --------
                      $ (7,900)        $(15,949)       $ 29,982
                      ========         ========        ========

     The Corporation's resulting (benefits) provisions for income taxes differ from the amounts computed by applying the United States corporate income tax statutory rate for the following reasons:

                                           Years Ended December 31,
(In thousands)                        1997           1996           1995
                                    --------       --------       --------
U.S. corporate income tax
   at statutory rate                $ 46,170       $ 31,233       $ 65,635
Percentage depletion                 (37,755)       (28,650)       (30,960)
Resolution of tax issues
   associated with prior years       (12,885)        (6,000)            --
Foreign tax credits                   (4,377)       (13,057)        (8,658)
Foreign losses (earnings)             (1,377)           339          3,129
State taxes                               --         (1,570)         1,173
Other                                  2,324          1,756           (337)
                                    --------       --------       --------
                                    $ (7,900)      $(15,949)      $ 29,982
                                    ========       ========       ========

     The Corporation's income before tax and minority interests consists of:

                             Years Ended December 31,
(In thousands)          1997           1996          1995
                    ---------       --------      --------
Domestic            $ (60,989)      $ 42,677      $182,053
Foreign               192,904         46,559         5,477
                    ---------       --------      --------
                    $ 131,915       $ 89,236      $187,530
                    =========       ========      ========

     Components of the Corporation's consolidated deferred income tax liabilities and assets are as follows:

                                                   At December 31,
(In thousands)                                  1997            1996
                                             ---------       ---------
Deferred tax liabilities:
  Capitalized mining costs                   $ (83,049)      $ (94,149)
  Accelerated tax depreciation                 (65,261)        (86,835)
  Mine development costs                       (35,137)        (34,576)
  Capitalized interest                         (13,046)        (10,220)
  Depletion of the cost of land and
     mining claims                             (64,599)        (70,464)
  Net undistributed earnings from
     equity investment                         (16,913)         (2,108)
  Other                                         (1,260)         (6,013)
                                             ---------       ---------
     Deferred tax liabilities                 (279,265)       (304,365)
                                             ---------       ---------
Deferred tax assets:
  Exploration costs                             99,652          69,399
  Remediation and reclamation costs             40,875          35,647
  Alternative minimum tax credit
     carry forward                              46,684          51,164
  Net operating loss carry forwards             27,670          22,457
  Sale/leaseback transaction, net               10,029          12,512
  Foreign tax credit carry forward                  --          12,461
  Retiree benefit costs                         19,621          18,775
  Capitalized inventory costs                    4,915          10,241
  Deferred gain on interest rate hedges          2,426           2,940
  Relocation/reorganization costs                1,876           2,491
  Other                                          7,480           7,170
                                             ---------       ---------
                                               261,228         245,257
  Valuation allowance for
     deferred tax assets                       (15,400)        (14,000)
                                             ---------       ---------
  Net deferred tax assets                      245,828         231,257
                                             ---------       ---------
  Net deferred tax liabilities               $ (33,437)      $ (73,108)
                                             =========       =========

     Based primarily upon estimates of future operations, the Corporation believes that it, more likely than not, will utilize $245.8 million of the $261.2 million of deferred income tax assets at December 31, 1997. This estimate reflects a valuation allowance of $15.4 million.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 8                                                     Debt
===============================================================
Long-Term Debt
Long-term debt consists of:

                                          At December 31,
(In thousands)                        1997              1996
                                  -----------       -----------
Sale-leaseback of refractory
   ore treatment plant            $   349,134       $   349,134
Credit facility                       316,000           255,000
8 3/8% debentures, net                199,866           199,866
8 5/8% notes                          150,000           150,000
Medium-term notes                      42,000            42,000
Project financing                     165,711            63,125
                                  -----------       -----------
                                    1,222,711         1,059,125
Current maturities                    (43,301)          (19,250)
                                  -----------       -----------
                                  $ 1,179,410       $ 1,039,875
                                  ===========       ===========

     Scheduled minimum long-term debt repayments are $43.3 million in 1998, $47.7 million in 1999, $25.7 million in 2000, $25.9 million in 2001, $495.7 million in 2002 and $584.4 million thereafter. Actual payments may be greater in any one year due to actual operating cash flows realized.

Sale-Leaseback of the Refractory Ore Treatment Plant

In September 1994, NGC entered into a sale and leaseback agreement for its refractory ore treatment plant located in Carlin, Nevada for $349.1 million. The transaction was accounted for as debt for financial statement purposes, with the cost of the refractory ore treatment plant recognized as an asset and depreciated. The lease is for 21 years and the aggregate future minimum lease payments, which include interest, as of December 31, 1997 and 1996 were $608.5 million and $638.2 million, respectively. Payments began in January 1996 and are $29.7 million annually through 2000. Principal payments are included in these amounts beginning in 1998. The lease has purchase options during and at the end of the lease at predetermined prices. The interest rate on this sale-leaseback transaction is 6.36%. Because of the uniqueness of this asset, the Corporation determined that it is not practicable to estimate the fair value of this debt.

     In connection with this transaction, the Corporation entered into certain interest rate contracts to hedge the interest cost of the financing. These contracts were settled for a gain of $11 million which is being recognized as a reduction of interest expense over the term of the lease. As a result of this gain, the effective interest rate on this sale and leaseback transaction is 6.15%.

Credit Facilities

On June 11, 1997, the Corporation entered into a $1.0 billion revolving credit facility with a consortium of banks, replacing separate credit facilities held by NGC and Santa Fe. As of December 31, 1997, $316 million was outstanding under the credit facility, which expires in June 2002. Interest rates are variable, can be fixed for up to six months at the option of the Corporation and are adjusted upon changes in the Corporation's long-term debt ratings. At December 31, 1997, the interest rate was 5.8%. An annual facility fee, currently 0.18%, is required based on the lenders' total commitment. The fair value of amounts outstanding under the credit facility at December 31, 1997 approximated the related carrying value.

     The credit facility contains certain covenants, including limitations on consolidated indebtedness to 60% of total capitalization, requirements for $1.0 billion of minimum consolidated tangible net worth and limitations on incurrence of liens, fundamental business changes and transactions with affiliates.

     NGC had a $400 million revolving credit facility with a consortium of banks that was to expire in April 1998. No amounts were outstanding under the facility as of December 31, 1996. Santa Fe had a $400 million credit facility, of which $255 million was outstanding at December 31, 1996.

8 3/8% Debentures

Unsecured debentures in an aggregate principal amount of $200 million maturing July 1, 2005 bearing an annual interest rate of 8.375% were outstanding at December 31, 1997 and 1996. The debentures were issued by Santa Fe and subsequent to the merger are guaranteed by NGC. The debentures were priced at 99.928% to yield 8.386% and are not redeemable prior to maturity. The costs related to the issuance of the debentures were capitalized and are amortized to interest expense over the term of the debentures. Using prevailing interest rates on similar instruments, the fair value of these debentures was approximately $213.3 million at December 31, 1997 and approximated carrying value at December 31, 1996.

8 5/8% Notes

Unsecured notes with a principal amount of $150 million due April 1, 2002 bearing an annual interest rate of 8.625% were outstanding at December 31, 1997 and 1996. Interest is payable semi-annually in April and October and the notes are not redeemable prior to maturity. Using interest rates prevailing on similar instruments at December 31, 1997 and 1996, this debt was estimated to have a fair value of $159.6 million and $165.7 million, respectively.

Medium-Term Notes

Unsecured notes totaling $42 million were outstanding as of December 31, 1997 and 1996, with a weighted average fixed interest rate of 7.7% and maturing on various dates ranging from mid-1999 to late 2004. Interest is payable semi-annually in March and September and the notes are not redeemable prior to maturity. Using the interest rates

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


prevailing on similar instruments at December 31, 1997 and 1996, this debt was estimated to have a fair value of $43.2 million and $44.4 million, respectively.

Project Financings

Minera Yanacocha

In May 1997, Minera Yanacocha issued debt through the sale of $100 million 8.4% 1997 Series A Trust Certificates ("Certificates") to various institutional investors. At December 31, 1997, $98 million was outstanding under the financing. Interest on the Certificates is a fixed annual rate of 8.4% and repayments are required annually through 2004. The fair value of the Certificates at December 31, 1997 approximated the related carrying amount.

     Minera Yanacocha also had $23.8 million and $38.5 million outstanding under loans with the International Finance Corporation ("IFC") and with Deutsche Investitions und Entwicklungsgesellschaft mbH ("DEG") at December 31, 1997 and 1996, respectively. The IFC and DEG loans mature in 2000, and interest rates on a portion of the loans are variable, ranging from 2.88% to 3.5% over LIBOR. A portion of the IFC loan is subject to an interest rate premium (not to exceed 2.5%) when the average realized gold price exceeds $370 per ounce. Interest rates on a portion of the DEG loan is fixed at 9.3%. Weighted average interest rates on the IFC and DEG loans were 9.0% and 8.9% for 1997 and 1996, respectively, and at December 31, 1997 and 1996 were 9.0% and 8.8%, respectively.

     All Minera Yanacocha debt, which is non-recourse to its shareholders, is secured by certain restricted funds and substantially all of Minera Yanacocha's property, plant and equipment.

Zarafshan-Newmont

NGC, through a wholly-owned subsidiary, is a 50% participant in Zarafshan-Newmont joint venture in the Republic of Uzbekistan. The other 50% participants are two entities of the Uzbekistan government.

     As of December 31, 1997, Zarafshan-Newmont had $87.8 million outstanding under a project financing loan secured by the assets of the project. The loan is to be repaid in semi-annual installments until 2001. The average interest rate is between 3.9 and 4.25 percentage points over the three-month LIBOR. The weighted average interest rates for 1997 and 1996 were 9.6% and 8.2%, respectively, and the interest rates at December 31, 1997 and 1996 were 9.7% and 9.4%, respectively. The carrying amount of the loan is estimated to approximate its fair market value.

     Until defined completion tests have been satisfied, the Corporation has guaranteed the payment of certain amounts due under the loan which totaled $41.3 million at December 31, 1997. The 50% Uzbek partners have guaranteed the repayment of the remaining amount due under the loan until such completion tests have been satisfied. After satisfaction of the completion tests, the loan becomes non-recourse to the Zarafshan-Newmont partners. The lenders have agreed to extend the date by which the completion tests must be met to April 2000.

Short-Term Debt

All short-term debt at December 31, 1997 and 1996 consisted of bank debt. The Corporation had unsecured demand bank lines of credit aggregating $36.0 million and $70.0 million at December 31, 1997 and 1996, respectively, of which $25.8 million and $46.0 million were outstanding at the same respective dates. These facilities bear interest at customary short-term rates for borrowers with similar credit ratings. The weighted average interest rates for 1997 and 1996 were 7.0% and 6.9%, respectively, and the interest rates at December 31, 1997 and 1996 were 7.2% and 8.25%, respectively. The carrying value of this debt is assumed to approximate its fair value.

Capitalized Interest

Capitalized interest was $15.6 million, $16.6 million and $14.0 million in 1997, 1996 and 1995, respectively.


Note 9                                                      Stockholders' Equity
================================================================================
Common Stock Offerings

In January 1996, NMC issued 4.65 million shares of common stock for $51.87 per share under an existing "shelf" registration statement with the Securities and Exchange Commission. Proceeds of the issue netted $241.3 million and were used to purchase an equal number of shares of common stock of NGC. Such proceeds were used by NGC to fund its operations. This transaction increased NMC's ownership of NGC from 93.58% to 93.75%.

Dividends

The Corporation paid dividends of $0.39 per common share in 1997 and $0.48 per share, respectively, in 1996 and 1995. Santa Fe paid dividends of $0.05 per Santa Fe common share in 1996 and 1995.

Preferred Stock

NMC called all of the outstanding 2.875 million shares of $5.50 convertible preferred stock, $5.00 par value, for redemption on December 14, 1995 at a redemption price of $105.21 per share. Each share of preferred stock was convertible at the option of the shareholder into shares of common stock at a conversion price of $36.395 per share of common stock (equivalent to a conversion rate of 2.7476 shares of common stock for each whole share

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of convertible preferred stock). Substantially all of the preferred stock was converted prior to the redemption date. A total of 7.9 million common shares were issued in the redemption.

Preferred Share Purchase Rights

In August 1990, the Board of Directors declared a dividend distribution of one preferred share purchase right ("PSPR") on each share of common stock outstanding on September 11, 1990. Each share issued subsequent to September 11, 1990 and prior to the time the rights become exercisable will be issued with a PSPR. Each PSPR entitles the holder to purchase from NMC one five-hundredth of a share of participating preferred stock of NMC for $150, subject to adjustment. The PSPRs expire in September 2000 unless earlier redeemed. Until a PSPR is exercised, the holder thereof has no rights as a stockholder of NMC.

     The PSPRs become exercisable only if a person or group (with certain exceptions) (an "Acquiring Person") has acquired 15% or more of the common stock or commenced a tender or exchange offer that would result in a person or group owning 15% or more of the common stock. Thereafter, if a person or group becomes an Acquiring Person (with certain exceptions) each holder of a PSPR (other than the Acquiring Person) will have the right to receive, upon exercise, common stock having a value equal to two times the purchase price of the PSPR. In addition, if there is an Acquiring Person and NMC consummates certain changes of control transactions, each holder of a PSPR shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the PSPR. NMC may redeem the PSPRs at a price of $0.01 per PSPR prior to the time of an announcement that an Acquiring Person exists.

Note 10                                                   Employee Benefit Plans
================================================================================

Stock Options

Under the Corporation's stock option plans, options to purchase shares of NMC are granted to key employees generally at the fair market value of such shares on the date of grant. The options under these plans generally vest over a two-year period (except for certain options granted to key executives which vest over a four-year period) and are exercisable over a period not exceeding ten years. At December 31, 1997, 1,252,990 shares were available for future grants under the Corporation's plans. In conjunction with the merger with Santa Fe, 566,000 shares were authorized for issuance in connection with outstanding Santa Fe stock options that were assumed by NMC.

     In 1994, 1993 and 1992 certain key executives were granted NMC options that, although the exercise price is generally equal to the fair market value on the date of grant, cannot be exercised when otherwise vested unless the market price of NMC's common stock is a defined amount above the NMC option exercise price. In addition, the same executives were granted NMC options in 1994, 1993 and 1992 having exercise prices in excess of the fair market value on the date of grant. Generally, these key executive NMC options vest over a period of one to five years and are exercisable over a ten-year period. At December 31, 1997, 503,354 of these NMC options were outstanding.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following table summarizes annual total stock option activity for the three years ended December 31, 1997:

                                                              1997                     1996                       1995
                                                     ----------------------    ---------------------     ----------------------
                                                                   Weighted                 Weighted                   Weighted
                                                                   Average                  Average                    Average
                                                      Number       Exercise     Number      Exercise      Number       Exercise
                                                     of Shares      Price      of Shares      Price      of Shares      Price
                                                     ---------     --------    ---------    --------     ---------     --------
Outstanding at beginning of year                     3,063,087       $43       2,719,682       $38       2,177,546       $39
Granted                                              1,602,802       $35       1,216,916       $49         906,213       $36
Exercised                                             (439,363)      $31        (666,164)      $37        (232,109)      $34
Forfeited                                             (157,698)      $47        (207,347)      $38        (131,968)      $41
                                                     ---------       ---       ---------       ---       ---------       ---
Outstanding at end of year                           4,068,828       $41       3,063,087       $43       2,719,682       $38
                                                     =========       ===       =========       ===       =========       ===
Options exercisable at year end                      1,944,027       $43       1,320,799       $40       1,287,688       $39
Weighted average fair value of options granted
   during the year                                      $14.31                    $18.46                    $13.90
                                                        ======                    ======                    ======

     The following table summarizes information about stock options outstanding at December 31, 1997 with exercise prices equal to the fair market value on the date of grant and no restrictions on exercisability after vesting:

                                 Options Outstanding                    Options Exercisable
                    ---------------------------------------------    ------------------------

                                       Weighted         Weighted                    Weighted
                                        Average          Average                     Average
  Range of            Number           Remaining        Exercise       Number       Exercise
Exercise Prices     Outstanding     Contractual Life     Price       Exercisable      Price
---------------     -----------     ----------------     -----       -----------      -----
  $27 to $35          936,088         8.9 years           $32           310,308        $31
  $35 to $43        1,722,716         8.3 years           $39           850,619        $40
  $43 to $52          537,195         8.3 years           $50           331,709        $50
  $52 to $59          369,475         8.3 years           $58           184,677        $58
  ----------        ---------         ---------           ---         ---------        ---
  $27 to $59        3,565,474         8.5 years           $41         1,677,313        $42
  ==========        =========         =========           ===         =========        ===

     Information about all other stock options outstanding at December 31, 1997 is summarized below:

                                                                               Options Outstanding              Options Exercisable
                                                                      ----------------------------------------  --------------------
                                                                                      Weighted       Weighted               Weighted
                                                         Range of                      Average        Average                Average
                                                         Exercise       Number        Remaining      Exercise     Number    Exercise
Type of Option                                            Prices      Outstanding  Contractual Life    Price    Exercisable   Price
--------------                                            ------      -----------  ----------------    -----    -----------   -----
Options with exercise prices in excess of the fair
   market value on the date of the grant                $40 to $56      266,714       5.5 years         $50      266,714       $50
Options that cannot be exercised until the
   market price of NMC's stock exceeds a
   fixed amount above the exercise price                $30 to $41      236,640       5.8 years         $37           --       $--
                                                        ----------      -------       ---------         ---      -------       ---

     The Corporation applies APB Opinion 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for its stock options. Had compensation cost for the options been determined based upon their fair value at their grant dates in 1997, 1996 and 1995, consistent with the methodology prescribed by SFAS No. 123, the Corporation's net income and earnings per share would have been the pro forma amounts indicated below:

                                                 Years Ended December 31,
                                             1997         1996          1995
                                            -------      -------      --------
Net income (000)       As reported          $68,377      $98,601      $136,527
                       Pro forma            $57,540      $93,057      $135,260
Earnings per share,    As reported          $  0.44      $  0.63      $   0.95
   basic and diluted   Pro forma            $  0.37      $  0.60      $   0.94
                                            -------      -------      --------

     For purposes of determining the pro forma amounts, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for 1997, 1996 and 1995, respectively: weighted average risk-free interest rates of 5.8%, 6.1% and 5.8%, dividend yield of 1% for all years, expected lives of five years for all periods and volatility of 40%, 35% and 39%, respectively.

     Compensation costs included in the pro forma amounts above only reflect fair values associated with options granted after January 1, 1995. These amounts may not be indicative of future amounts that will apply to all future outstanding nonvested awards or future grants.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Pension Benefits

The Corporation has three qualified non-contributory defined benefit pension plans which cover salaried employees of NMC, Santa Fe and substantially all hourly employees. The Corporation also had two non-qualified supplemental pension plans for salaried employees whose benefits under the qualified plan are limited by federal legislation. The vesting period is five years of service for each plan. The plans' benefit formulas are based on an employee's years of credited service and either such employee's last five years average pay (salaried plan) or a flat dollar amount adjusted by a service-weighted multiplier (hourly plan).

     In 1997, the Corporation also initiated a non-qualified cash balance international plan for select employees who are not eligible to participate in the U.S. based plans because of citizenship. The vesting period is five years of service and the plan includes three cash balance accounts each of which is credited with a percentage of annual pay. Pension costs are determined annually by independent actuaries and pension contributions to the qualified plans are made based on funding standards established under the Employee Retirement Income Security Act of 1974 ("ERISA").

     The components of pension expense for these plans, in the aggregate, consist of:

                                          Years Ended December 31,
(In thousands)                       1997           1996          1995
                                   --------       --------       -------
Service cost                       $  6,529       $  5,590       $ 3,681
Interest cost on projected
   benefit obligation                 7,435          6,342         5,597
Return on assets                    (15,365)       (11,876)       (7,678)
Net amortization and deferral         7,691          5,051         1,077
                                   --------       --------       -------
Pension expense                    $  6,290       $  5,107       $ 2,677
                                   ========       ========       =======

     The following tables set forth the funded status of the Corporation's pension plans and the amounts recognized in the Corporation's consolidated balance sheets at December 31, 1997 and 1996, respectively:

(In thousands)                                                                   At December 31, 1997
                                                       -----------------------------------------------------------------------
                                                          NGC         Santa Fe                         NGC
                                                        Salary         Salary       International     Hourly     Supplemental
                                                        Pension        Pension         Pension       Pension        Salary
                                                          Plan           Plan            Plan          Plan      Pension Plans
                                                        --------       --------       --------       --------       -------
Actuarial PV of benefit obligation
   Vested benefits                                      $(66,356)      $(13,026)      $   (399)      $ (9,856)      $(3,719)
   Non-vested benefits                                    (3,326)        (1,371)          (405)        (1,647)         (200)
                                                        --------       --------       --------       --------       -------
                                                         (69,682)       (14,397)          (804)       (11,503)       (3,919)
Effect of future salary increases/service-
   weighted benefit multiplier                           (13,516)        (2,646)            --           (834)         (798)
                                                        --------       --------       --------       --------       -------
Projected benefit obligation                             (83,198)       (17,043)          (804)       (12,337)       (4,717)
Plan assets at fair value                                 83,255         15,357             --          9,973            --
Plan assets greater (less) than projected
   benefit obligation                                         57         (1,686)          (804)        (2,364)       (4,717)
Unrecognized prior service cost                             (464)          (402)           510          1,143           891
Unrecognized net (gain) loss                               1,378           (507)          (307)           234         4,544
Unrecognized net transition (asset) liability             (1,284)           (27)            --            (60)        1,574
Adjustment required to recognize minimum liability            --             --             --             --        (6,211)
                                                        --------       --------       --------       --------       -------
Net pension liability                                   $   (313)      $ (2,622)      $   (601)      $ (1,047)      $(3,919)
                                                        ========       ========       ========       ========       =======

                                                                                   At December 31, 1996
                                                                  -------------------------------------------------------
                                                                     NGC         Santa Fe       NGC
                                                                   Salary        Salary        Hourly       Supplemental
                                                                   Pension       Pension       Pension         Salary
                                                                    Plan           Plan          Plan       Pension Plans
                                                                  --------       --------      -------      -------------
Actuarial present value of benefit obligations:
Accumulated benefit obligation
   Vested benefits                                                $(56,997)      $ (9,211)      $(7,737)      $(2,074)
   Non-vested benefits                                              (2,420)        (2,074)       (1,293)          (53)
                                                                  --------       --------       -------       -------
                                                                   (59,417)       (11,285)       (9,030)       (2,127)
Effect of future salary increases                                   (9,020)        (3,369)         (654)         (696)
                                                                  --------       --------       -------       -------
Projected benefit obligation                                       (68,437)       (14,654)       (9,684)       (2,823)
Plan assets at fair value                                           76,979         11,935         8,870            --
                                                                  --------       --------       -------       -------
Plan assets greater (less) than projected benefit obligation         8,542         (2,719)         (814)       (2,823)
Unrecognized prior service cost                                       (505)          (306)        1,220         1,130
Unrecognized net (gain) loss                                        (4,306)          (593)         (492)        4,230
Unrecognized net transition (asset) liability                       (1,750)           (33)          (66)        1,965
Adjustment required to recognize minimum liability                      --             --            --        (6,640)
                                                                  --------       --------       -------       -------
Net pension asset (liability)                                     $  1,981       $ (3,651)      $  (152)      $(2,138)
                                                                  ========       ========       =======       =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In October 1996, an amendment was made to increase the benefit multiplier of the benefits under the Hourly Pension Plan. The effect of this amendment was to increase the accumulated benefit obligation by approximately $0.5 million, the projected benefit obligation and prior service cost by $1.2 million and to increase the annual pension cost by $0.3 million.

     In accordance with the provisions of SFAS No. 87, an adjustment was required to reflect a minimum liability for the supplemental pension plan in 1997, 1996 and 1995. Such adjustment resulted in recording an intangible asset and, to the extent the minimum liability adjustment exceeded the unrecognized net transition liability, a reduction of $2.2 million, $2.0 million and $2.0 million in stockholders' equity, which is net of related deferred income tax benefits, at December 31, 1997, 1996 and 1995, respectively.

     In measuring the projected benefit obligation for the plans, the following actuarial assumptions were used:

                                                   At December 31,
                                                  1997         1996
                                                  ----         ----
Weighted average discount rate                    7.0%         7.5%
Rate of increase in future compensation
   (applicable only to salaried plans)            4.0%         4.0%
                                                  ----         ----

     The weighted average expected long-term rate of return on plan assets was assumed to be 9.0% for 1997, 8.75% for 1996 and 9.0% for 1995.

     The Corporation maintains a trust for the purpose of funding the supplemental pension plan as well as death benefits for officers of the Corporation. This trust is funded at the discretion of the Corporation and had a balance, which approximated market value, of $1.7 million at December 31, 1997 and $2.0 million at December 31, 1996. Although the trust's assets can be used to pay benefits for the supplemental pension plan, they cannot be used in determining the net pension liability for the supplemental pension plan. The qualified plans' assets consist of stocks, bonds and cash.

Retiree Benefits Other Than Pensions

The Corporation provides defined medical benefits to qualified retirees who were salaried employees and to their eligible dependents, and it provides defined life insurance benefits to qualified retirees who were salaried employees. In general, participants become eligible for these benefits upon retirement directly from the Corporation if they are at least 55 years old and the combination of their age and years of service with the Corporation equals 75 or more.

     The Corporation also provides a contributory medical plan and a noncontributory life insurance plan for certain retired employees of one of its subsidiaries. Covered employees become eligible for these benefits at retirement if they have rendered at least ten years of service after attaining age 45.

     The defined medical benefits cover most of the reasonable and customary charges for hospital, surgical, diagnostic and physician services and prescription drugs. Life insurance benefits are based on a percentage of final base annual salary and decline over time after retirement commences.

     Postretirement benefits other than pensions are accrued during an employee's service to the Corporation.

     The components of expense for Postretirement benefits other than pensions for 1997, 1996 and 1995 are shown in the table below:

                                           Years Ended December 31,
(In thousands)                         1997          1996          1995
                                     -------       -------       -------
Service cost                         $ 2,908       $ 2,845       $ 2,189
Interest cost                          2,317         2,017         2,165
Amortization of net gain                (302)         (299)         (424)
Other                                   (235)         (119)           --
                                     -------       -------       -------
Expense for postretirement
   benefits other than pensions      $ 4,688       $ 4,444       $ 3,930
                                     =======       =======       =======

     The following table sets forth the components of the liability for the Corporation's plans for Postretirement benefits other than pensions recognized in its balance sheet:

                                                Years Ended December 31,
(In thousands)                                     1997          1996
                                                 --------       -------
Actuarial present value of accumulated
   benefit obligation ("APBO"):
   Retirees and eligible dependents              $ 14,037       $11,871
   Other fully eligible plan participants           3,768         2,693
   Other active plan participants                  25,092        16,449
                                                 --------       -------
      Total APBO                                   42,897        31,013
   Unrecognized prior service (cost) credit        (3,476)        1,458
   Unrecognized net gain                            2,707         6,587
                                                 --------       -------
Accrued liability for postretirement
   benefits other than pensions                  $ 42,128       $39,058
                                                 ========       =======

     At December 31, 1997 and 1996, $1.3 million and $2.0 million of assets, respectively, with a market value of approximately the same amount, were designated in a trust to pay Postretirement benefits other than pensions. Since these assets could be used to pay other employee benefits, they cannot be used for the Postretirement benefit calculations. The Corporation has no formal policy for funding Postretirement benefit obligations.

     Weighted average discount rates of 7.0% and 7.5% were used in calculating the APBO at December 31, 1997 and 1996, respectively. The assumed health care cost trend rates to measure the expected cost of benefits at December 31, 1997 start at a 7% annual increase for coverage before the age of 65 and a 6% annual increase for coverage after the age of 64. The assumed health care cost trend rates to measure the expected cost of benefits at December 31, 1996 start at an 8% annual increase for coverage before the age of 65 and a 7% annual increase for coverage after the age of 64. These rates

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


were assumed to decrease one percentage point each year until a 5% annual rate of increase was reached, at which point a 5% annual rate of increase was assumed thereafter. The effect of a one percentage point annual increase in the assumed cost trend rates would increase the aggregate of service and interest costs by approximately 18% in 1997 and the APBO at December 31, 1997 by approximately 15%. The effect of a one percentage point annual increase in the assumed cost trend rates would increase the aggregate of service and interest costs in 1996 by approximately 19% and the APBO at December 31, 1996 by approximately 15%.

Savings Plan

Prior to 1998, the Corporation had three qualified defined contribution savings plans, one which covered salaried employees, one which covered substantially all hourly employees and one which covered substantially all salary and hourly employees of Santa Fe. In addition, the Corporation has a non-qualified supplemental savings plan for salaried employees whose benefits under the qualified plan are limited by federal regulations. Effective January 1, 1998, the salaried employees plan and the Santa Fe plan were combined.

     Upon the employee meeting eligibility requirements, the Corporation matches 100% of employee contributions of up to 6% and 4% of base salary for the salaried and hourly plans, respectively. Employees covered by the Santa Fe plan receive matching contributions up to 4% of base salary and eligible hourly employees also receive an employer contribution equal to 2% of before-tax eligible compensation.

     The Corporation's matching contributions to such plans were $8.9 million, $8.2 million and $6.8 million in 1997, 1996 and 1995, respectively.

Note 11                                      Write-Off of Exploration Properties
--------------------------------------------------------------------------------

In 1995, the Corporation wrote off two exploration properties totaling $52.5 million. Work on these properties, purchased in 1992, continued until 1995 when it was determined that projected deposit sizes and economic returns were smaller than the Corporation's threshold for development.

Note 12                                              Gain on Sale of Investments
--------------------------------------------------------------------------------

In May 1995, NGC sold its 10.7% interest in Southern Peru Copper Corporation for $116.4 million, which resulted in a pre-tax gain of $113.2 million.

Note 13                                      Dividend, Interest and Other Income
--------------------------------------------------------------------------------

Included in Dividends, interest and other income are $6.5 million, $3.1 million and $28.3 million for 1997, 1996 and 1995, respectively for business interruption insurance that was received for problems associated with the refractory ore treatment plant at the Carlin, Nevada operations.

Note 14                                         Major Customers and Export Sales
--------------------------------------------------------------------------------

The Corporation is not economically dependent on a limited number of customers for the sale of its product because gold commodity markets are well-established worldwide. In 1997, sales to one customer totaled $896.6 million or 57% of total sales. In 1996, sales to one customer accounted for $213.3 million or 19% of total sales. In 1995, sales to two such major customers accounted for $177.6 million and $137.3 million, or 32% of total sales.

     Export sales were $1,566.8 million, $764.4 million and $636.2 million in 1997, 1996 and 1995, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 15                                       Supplemental Cash Flow Information
--------------------------------------------------------------------------------

Net cash provided by operating activities includes the following cash payments:

                                                 Year Ended December 31,
(In thousands)                              1997          1996          1995
                                          -------      --------       -------
Income taxes, net of refunds              $46,671      $ (9,708)      $32,546
Interest, net of amounts capitalized      $76,711      $ 55,644       $23,625


     The following reflects the non-cash adjustments recorded on January 1, 1997 for the Minera Yanacocha transaction described in Note 3 (in thousands):


Assets
   Inventories                                        $ 15,661
   Other current assets                                 28,848
                                                      --------
      Current assets                                    44,509
   Property, plant and mine development, net           106,308
   Other long-term assets                                1,887
                                                      --------
      Total assets                                    $152,704
                                                      ========
Liabilities
   Current portion of long-term debt                  $ 14,256
   Other current liabilities                            31,190
                                                      --------
      Current liabilities                               45,446
   Long-term debt                                       24,244
   Other long-term liabilities                          15,520
                                                      --------
      Total liabilities                               $ 85,210
                                                      ========

     In connection with the Minera Yanacocha acquisition described above, the Corporation recorded $48.3 million to property, plant and mine development for the excess of the purchase price of the additional interest over the net book value of such interest. Also, at December 31, 1997, the Corporation has recorded a $59.1 million payable for the purchase price of the additional interest.

     As described in Note 17, in July 1996, NGC began accounting for its 45% interest in the Batu Hijau project as an equity investment. Related non-cash adjustments were as follows:

(In thousands)                               Increase (decrease)
                                             -------------------
Assets
   Other current assets                                $   (849)
   Property, plant and mine development, net            (43,936)
   Other long-term assets                                (3,607)
Liabilities
   Accounts payable                                         182
                                                       --------
      Total                                            $(48,210)
                                                       ========

     In 1996, the Corporation retired mostly fully depreciated property, plant and mine development with an original cost of $77.0 million, which is not reflected in the statements of consolidated cash flows.

     In 1997 and 1996, the Corporation recognized income tax benefits of $12.9 million and $6.0 million, respectively, resulting from the resolution of certain tax issues associated with prior years.

     In 1996, as discussed in Note 9, NGC issued 4.65 million shares of common stock which were purchased by NMC. This resulted in a $13.8 million decrease to retained earnings to adjust for the increased value attributable to minority interest shareholders of NGC.

     In 1995, as discussed in Note 9, NMC called for redemption of all of the outstanding 2.875 million shares of convertible preferred stock. Substantially all of the convertible preferred stock was converted into common stock of NMC. This transaction resulted in a non-cash decrease to preferred stock, a non-cash increase to common stock and additional paid-in capital, and a non-cash increase to retained earnings.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 16                                                   Geographic Information
--------------------------------------------------------------------------------

The Corporation operates predominantly in a single industry as a worldwide corporation engaged in gold production, exploration for gold and acquisition of gold properties. The Corporation has consolidated operations in the United States, Peru, Indonesia and Uzbekistan. In computing earnings from operations for foreign subsidiaries, no allocations of general corporate expenses, interest or income taxes have been made.

     Identifiable assets by country represent those assets related to the operations in those countries. Information by geographical location for the years ended December 31, 1997 and 1996 is as follows:

(In thousands)                                    Year ended December 31, 1997
                              ----------------------------------------------------------------------
                                United                                     Indonesia
                                States          Peru        Uzbekistan     and Other    Consolidated
                              ----------      --------      ----------     ---------    ------------
Sales                         $1,075,138      $344,300       $ 70,177      $ 83,142      $1,572,757
Earnings from operations      $  255,882      $197,168*      $  6,106      $ 27,257      $  486,413
Exploration and research      $   46,136      $ 17,203       $  1,570      $ 33,511      $   98,420
Identifiable assets           $2,476,927      $358,080       $188,632      $188,363      $3,212,002

                                                        Year ended December 31, 1996
                                             -------------------------------------------------------
                                               United                      Indonesia
                                               States       Uzbekistan     and Other    Consolidated
                                             ----------     ----------     ---------    ------------
Sales                                        $  995,093      $ 62,609      $ 47,964      $1,105,666
Earnings from operations                     $  228,434      $ 14,423      $ 14,231      $  257,088
Exploration and research                     $   46,453      $  1,184      $ 45,226      $   92,863
Identifiable assets                          $2,329,051      $226,721      $174,702      $2,730,474

Prior to 1996, substantially all operations were in the United States. *Not reduced for minority interest


     The above 1996 geographic information does not include NGC's equity investment in Minera Yanacocha in Peru. NGC's equity in Minera Yanacocha's 1996 revenues and earnings was $119.3 million and $76.9 million, respectively. NGC's equity in Minera Yanacocha's total assets at December 31, 1996 was $73.5 million. See Note 3.

Note 17                                            Commitments and Contingencies
--------------------------------------------------------------------------------

Environmental Obligations

The Corporation's mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Corporation cannot predict such future expenditures.

     Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. At December 31, 1997 and 1996, $45.6 million and $31.8 million, respectively, were accrued for reclamation and remediation costs relating to currently producing mineral properties.

     Certain appeals have been filed with the Department of Interior Board of Land Appeals in conjunction with the Twin Creeks Environmental Impact Statement and the Lone Tree Mine Plan of Operations. These appeals seek to impose mitigation and other conditions on the mine operations. The Corporation has intervened and does not believe that such appeals have merit. An unfavorable outcome of such appeals, however, could result in additional conditions on operations which may have a material adverse effect on the Corporation's financial position or results of operations.

     In addition, the Corporation is involved in several matters concerning environmental obligations associated with former mining activities. Generally, these matters concern developing and implementing remediation plans at the various sites involved. The Corporation believes that the related environmental obligations associated with these sites are similar in nature with respect to the development of remediation plans, their risk profile and the compliance required to meet general environmental standards. Based upon the Corporation's best estimate of its liability for these matters, $52.2 million and $49.8 million were accrued for such obligations at December 31, 1997 and 1996, respectively. These amounts are included in other current liabilities and reclamation and remediation liabilities. Depending upon the ultimate resolution of these matters, the Corporation believes that it is reasonably possible that the liability for these matters could be as much as 70% greater or 15% lower than the amount

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


accrued at December 31, 1997. The amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time. In 1997, 1996 and 1995, charges related to environmental obligations associated with former mining activities of $15.0 million, $6.6 million and $3.0 million, respectively, were included in Other expenses.

     Details about certain of the more significant sites involved are discussed below.

Idarado Mining Company ("Idarado")-
80.1% owned by NGC

In July 1992, the Corporation and Idarado signed a consent decree with the State of Colorado ("State") which was agreed to by the U.S. District Court of Colorado to settle a lawsuit brought by the State under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), generally referred to as the "Superfund Act." Idarado settled natural resources damages and past and future response costs and provided habitat enhancement work. In addition, Idarado agreed in the consent decree to undertake specified remediation work at its former mining site in the Telluride/Ouray area of Colorado. Remediation work at this property was substantially complete by the end of 1997. If the remediation does not achieve specific performance objectives defined in the consent decree, the State may require Idarado to implement supplemental activities at the site, also as defined in the consent decree. Idarado and the Corporation have obtained a $9.6 million letter of credit to secure their potential obligations under the consent decree.

Resurrection Mining Company ("Resurrection")-
100% owned by NGC

In 1983, the State of Colorado filed a lawsuit under the Superfund Act which involves a Resurrection Mining Company and Asarco Incorporated ("Asarco") joint venture mining operation near Leadville, Colorado. This action was subsequently consolidated with a lawsuit filed by the U.S. Environmental Protection Agency ("EPA") in 1986, with the EPA taking the lead role. The proceedings seek to compel the defendants to remediate the impacts of pre-existing, historic mining activities that date back to the mid-1800's which the government agencies claim are causing substantial environmental problems in the area. The lawsuits have named the Corporation, Resurrection, the joint venture and Asarco as defendants in the proceedings. The EPA is also proceeding against other companies with interests in the area.

     The EPA divided the remedial work into two phases. Phase I addresses the Yak Tunnel, a drainage and access tunnel owned by the joint venture. Phase II addresses the remainder of the site.

     In 1988 and 1989, the EPA issued administrative orders with respect to Phase I work for the Yak Tunnel. The joint venture, Asarco, Resurrection and the Corporation have collectively implemented those orders by constructing a water treatment plant which was placed in operation in early 1992. The joint venture is in negotiations regarding remaining remedial work for Phase I, which primarily consists of environmental monitoring and operating and maintenance activities.

     The parties have entered into a consent decree with respect to Phase II which apportions liabilities and responsibilities for the site among the various parties. The EPA has approved remedial actions for selected components of Resurrection's portion of the site, which were initiated in 1995. However, the EPA has not yet selected the final remedy for the site. Accordingly, the Corporation cannot yet determine the full extent or cost of its share of the remedial action which will be required under Phase II. The government agencies may also seek to recover for damages to natural resources.

Dawn Mining Company ("Dawn")-
51% owned by NGC

Dawn leased a currently inactive open-pit uranium mine on the Spokane Indian Reservation in the State of Washington. The mine is subject to regulation by agencies of the U.S. Department of Interior, the Bureau of Indian Affairs and the Bureau of Land Management, as well as the EPA. Dawn also owns a nearby uranium millsite facility.

     In 1991, Dawn's lease was terminated. As a result, Dawn was required to file a formal mine closure and reclamation plan. The Department of Interior has commenced an Environmental Impact Study to analyze Dawn's proposed plan and to consider alternate closure and reclamation plans for the mine. Dawn cannot predict at this time what type of mine reclamation plan may be selected by the Department of Interior. Dawn does not have sufficient funds to pay for the reclamation plan it proposed, for any alternate plan, or for the closure of its mill.

     The Department of Interior previously notified Dawn that when the lease was terminated, it would seek to hold Dawn and the Corporation (as Dawn's then 51% owner) liable for any costs incurred as a result of Dawn's failure to comply with the lease and applicable regulations. Other government agencies also might attempt to hold the Corporation liable for future reclamation or remediation work at the mine or millsite. If asserted, the Corporation will vigorously contest any such claims. The Corporation cannot reasonably predict the likelihood or outcome of any future action against Dawn or the Corporation arising from this matter.

     Dawn has received a license for a mill closure plan which could generate funds to close and reclaim both the mine and the mill. The license is being challenged by third parties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Insurance Recoveries

The Corporation carried insurance policies for which it filed claims for the costs of certain of its remediation activities. Prior to 1993, three of the insurance companies commenced actions against NMC seeking judgments that they had no liability. In the fall of 1993, NMC instituted a comprehensive lawsuit against its carriers. In the first quarter of 1995, settlement in certain of the insurance litigation was reached enabling the Corporation to realize the receivable of $16.7 million outstanding at December 31, 1994. Negotiations continued on the remaining litigation until late 1997, when settlement resulted in proceeds of $10 million, net of related expenses, which were applied against charges taken for changes in estimated future remediation costs.

Batu Hijau

In July 1996, the Corporation and Sumitomo Corporation ("Sumitomo") entered into a definitive partnership agreement to develop and operate the Batu Hijau copper/gold deposit in Indonesia. Batu Hijau contains proven and probable reserves of 10.6 billion pounds of copper (4.8 billion equity pounds) and 12.1 million ounces of gold (5.4 million equity ounces). Production is expected to begin in late 1999, with a projected mine life in excess of 20 years. The estimated cost for development of the open pit mine, mill, and infrastructure including employee housing, a port, electrical generation facilities, interest during construction, cost escalations and working capital is expected to approximate $1.9 billion.

     Under the terms of the agreement with Sumitomo, the Corporation contributed its interest in the company that owns the project and Sumitomo contributed an agreed upon amount of cash. NGC retained an indirect 45% interest in the Company that owns the project and Sumitomo has an indirect 35% interest. The remaining 20% interest is held by an unrelated Indonesian company.

     As a result of the ownership structure, the Corporation accounted for its investment in Batu Hijau as an equity investment effective July 1996. The Corporation's investment at December 31, 1997 and 1996, which was included in Other long-term assets, was $76.8 million and $46.6 million, respectively.

     In connection with the Batu Hijau project, the entity owning the project has entered into a construction contract for approximately $1.0 billion. Financing agreements were signed in July 1997 for $1.0 billion in funds for the project and the Corporation and Sumitomo are funding $0.9 billion. The financing is guaranteed by the Corporation and Sumitomo, 56.25% and 43.75%, respectively, until project completion tests are met, "and will be non-recourse to the Corporation thereafter (except with respect to a $125 million contingent support facility that the Corporation and Sumitomo have agreed to provide). Repayment of borrowings under the financing will be over a 13-year period beginning the earlier of six months after project completion or June 15, 2001, and will bear interest at blended fixed and floating rates. Based on current market rates at December 31, 1997, the average interest rates would be approximately 6.7% and 7.3% pre-completion and post-completion, respectively.

Guarantee of Third Party Indebtedness

The Corporation guaranteed a former subsidiary's $35.7 million Pollution Control Revenue Bonds, due 2009. The former subsidiary is BHP Copper Inc., formerly known as Magma Copper Company. It is expected that the Corporation will be required to remain liable on this guarantee as long as the bonds remain outstanding; however, the Company has not been required to pay any of these amounts, nor does it expect to have to pay any in the future.

Commodity Instruments

At December 31, 1997, the Corporation had forward sales contracts made on a spot deferred basis ("spot deferred contracts") for approximately 614,000 ounces of gold relating to production during the period January 1998 through September 1998 at a weighted average price of $423 per ounce. In July 1997, the Corporation purchased approximately 1.1 million ounces of gold at an average price of $331 per ounce, to offset all spot deferred contracts held at that date. The gain from this transaction is recognized in sales as the related gold is delivered.

     The Corporation also had purchased put options on 1.2 million ounces at an exercise price of $375 per ounce and written call options on 0.4 million ounces at an exercise price of $464 per ounce. During January through March 1997, 300,000 ounces of put options were exercised with $6.7 million of cash received and 100,000 ounces of call options expired unexercised. The remaining option contracts were closed out in March 1997 with $17.0 million of cash received. These amounts are reflected in Dividends, interest and other income.

     The Corporation entered into forward sales contracts, that began maturing in January 1996 and continue through December 2000, for production from its Minahasa property, located in Indonesia. These contracts consist of forward sales of 125,000 ounces of gold per year at an average price of $454 an ounce, plus 40% of the amount by which the market price exceeds the forward sales price.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Advanced Royalty

In a 1993 asset exchange transaction, a wholly-owned subsidiary of Santa Fe transferred a coal lease with Chaco Energy Company ("Chaco") to Hanson Natural Resources Company ("HNRC") with respect to which the subsidiary had collected $484.0 million in advance royalty payments. The lease provides for HNRC to collect another $390.0 million from 1994 through 2018 from Chaco. In the event of a title failure as stated in the lease, this subsidiary has a primary obligation to refund the advance royalty payments previously collected and has a secondary obligation as assignor to HNRC to refund any of the $390.0 million HNRC collects if HNRC fails to meet its refund obligation to Chaco. The subsidiary has no direct liability to Chaco under the coal lease. The subsidiary has title insurance on the leased coal deposits in the amount of $240.0 million covering the secondary obligation. The Corporation and the subsidiary regard the circumstances entitling Chaco to a refund as remote. The Corporation has agreed with Chaco to maintain the subsidiary's net worth at $108.0 million until July 1, 2005.

Other Commitments and Contingencies

Under a 1992 agreement with Barrick Goldstrike Mines Inc. ("Barrick"), Barrick is mining NGC's Post deposit which extends beyond NGC's property boundaries onto Barrick's property. NGC and Barrick share the costs so that each ounce of gold mined bears the same mining cost. NGC is obligated to pay Barrick for such costs as Barrick mines the deposit. In addition, the Corporation is obligated to share dewatering costs which are associated with the deposit. NGC incurred $33.0 million, $63.7 million and $62.5 million of such mining and dewatering costs in 1997, 1996 and 1995, respectively, but does not expect to incur any such costs in 1998.

     The Corporation has minimum royalty obligations on one of its producing mines for the life of the mine. The amount to be paid to meet the royalty obligations is based upon a defined average market gold price. Any amounts paid due to the minimum royalty obligation not being met in any year are recoverable in future years when the minimum royalty obligation is exceeded. Although the minimum royalty requirement may not be met in any certain year, the Corporation expects the mine's gold production over its life will meet the minimum royalty requirements.

     At December 31, 1997, there were $80.3 million of outstanding letters of credit that were primarily for bonding reclamation plans and electric supply and reinsurance agreements. The Corporation has provided investment collateral for $8.5 million of these letters of credit. The remaining $71.8 million represents unsecured letters of credit. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

     The Corporation is from time to time involved in various legal proceedings of a character normally incident to its business. It does not believe that adverse decisions in any pending or threatened proceedings or any amounts which it may be required to pay by reason thereof will have a material adverse effect on its financial condition or results of operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 18                                             Unaudited Supplementary Data
--------------------------------------------------------------------------------
Quarterly Data

The following is a summary of selected quarterly financial information:

(In millions, except per share amounts)
                                                                                          1997
                                                       ------------------------------------------------------------------------
                                                                          Three Months Ended
                                                       ---------------------------------------------------------    Year Ended
                                                        March 31,      June 30,     September 30,   December 31,   December 31,
                                                        ---------      --------     -------------   ------------   ------------
Sales                                                  $  355.0       $  421.8        $  383.8       $  412.2       $  1572.8
Gross profit(1)                                        $  110.5       $  143.9        $  132.2       $  120.4       $   507.0
Net income(2)                                          $   51.2       $  (64.6)       $   43.1       $   38.6       $    68.4
Net income per common share, basic and diluted         $   0.32       $  (0.41)       $   0.28       $   0.25       $    0.44
Basic weighted average shares outstanding                 156.1          156.1           156.3          156.5           156.2
Dividends declared per NMC common share                $   0.12       $   0.12        $   0.12       $   0.03       $    0.39
Closing price of NMC common stock                      $  38.75       $  39.00        $  44.94       $ 29.375       $  29.375

                                                                                                       1996
                                                       ------------------------------------------------------------------------
                                                                          Three Months Ended
                                                       ---------------------------------------------------------    Year Ended
                                                        March 31,      June 30,     September 30,   December 31,   December 31,
                                                       ----------      --------     -------------   ------------   ------------
Sales                                                  $  236.6       $  261.4        $  302.2       $  305.5       $  1105.7
Gross profit(1)                                        $   48.4       $   55.7        $   73.9       $   71.3       $   249.3
Net income                                             $   15.3       $   24.1        $   37.6       $   21.6       $    98.6
Net income per common share, basic and diluted         $   0.10       $   0.15        $   0.24       $   0.14       $    0.63
Basic weighted average shares outstanding                 154.6          156.0           156.0          156.0           155.6
Dividends declared per NMC common share                $   0.12       $   0.12        $   0.12       $   0.12       $    0.48
Dividends declared per Santa Fe common share           $     --       $   0.05        $     --       $     --       $    0.05
Closing price of NMC common stock                      $ 56.625       $ 49.375        $  47.25       $  44.75       $   44.75

(1) Sales less costs applicable to sales and depreciation, depletion and amortization.
(2) Included an after-tax gain of $14.4 million from the close-out of put and call option contracts in the quarter ended March 31 and an after-tax charge of $109.2 million and $3.1 million for expenses and write-offs associated with the Santa Fe merger (see Note 1) in the quarters ended June 30 and December 31, respectively.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges was 2.3, 1.7, 3.6, 3.3 and 5.2 for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. The Corporation guarantees certain third party debt which had total interest obligations of $1.2 million, $1.2 million, $1.4 million, $1.0 million and $0.8 million for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. The Corporation has not been required to pay any of these amounts, nor does it expect to have to pay any amounts; therefore, such amounts have not been included in the ratio of earnings to fixed charges.


                            STOCK MARKET INFORMATION

     Newmont's common stock is listed and principally traded on the New York Stock Exchange (under the symbol "NEM") and is also listed on the Paris Bourse, the Brussels Stock Exchange, the Swiss Stock Exchange and the Lima Stock Exchange. The following table sets forth, for the periods indicated, the high and low sales prices per share of Newmont's common stock as reported on the New York Stock Exchange Composite Tape.

                                             1997                1996
                                             ----                ----
                                        HIGH      LOW       HIGH      LOW
                                        ----      ---       ----      ---
First quarter......................... $47.50     $38.25    $60.75    $45.63
Second quarter........................ $39.88     $33.50    $60.50    $48.75
Third quarter......................... $45.88     $35.25    $54.75    $46.00
Fourth quarter........................ $45.63     $26.56    $53.13    $43.88

     On March 5, 1998, there were approximately 29,000 stockholders of record of Newmont's common stock.

     In 1997, a dividend of $0.12 per share of common stock outstanding was declared in the first three quarters and $0.03 per share in the fourth quarter, or a total of $0.39 per share for such year. A dividend of $0.12 per share of common stock outstanding was declared in each quarter of 1996, or a total of $0.48 per share for such year. The determination of the amount of future dividends, however, will be made by Newmont's Board of Directors from time to time and will depend on Newmont's future earnings, capital requirements, financial condition and other relevant factors.



46