Form 10-K405, Exhibit 13
period 1998-12-31
NEWMONT MINING CORP
filed 1999-03-31
CIK 71824

                                                                      EXHIBIT 13

                           NEWMONT MINING CORPORATION

                      MANAGEMENTS DISCUSSION AND ANALYSIS


The following provides information that management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Newmont Mining Corporation (NMC) and its subsidiaries (collectively, Newmont). The discussion should be read in conjunction with the consolidated financial statements and accompanying notes (Notes).

      As described in Note 1, (i) on October 7, 1998, NMC acquired the minority interest of Newmont Gold Company (NGC) and NGC became 100%-owned by NMC, (ii) in May 1997, NMC acquired Santa Fe Pacific Gold Corporation (Santa Fe) and (iii) in February 1997, Newmonts interest in Minera Yanacocha increased to 51.35%. Newmonts consolidated financial statements included Minera Yanacocha beginning in 1997 (previously accounted for on an equity basis) and were restated for periods prior to 1997 to reflect the Santa Fe merger as a pooling of interests.

SUMMARY

Newmont recorded a net loss of $393.4 million ($2.47 per share) in 1998 compared with net income of $68.4 million ($0.44 per share) in 1997. Results for 1998 included, after tax and minority interest:

o $424.7 million ($2.67 per share) for the write-down of assets impaired at a low gold price,

o $32.9 million ($0.21 per share) for the cumulative effect of an accounting change for start-up costs and

o $5.0 million ($0.03 per share) for the current-year effect of this accounting change.

      In 1997, net income, after tax and minority interest, included $112.3 million ($0.72 per share) for expenses and write-offs associated with the Santa Fe merger and $14.4 million ($0.09 per share) from a gain on closing certain Santa Fe option contracts.

      Excluding these items, Newmont earned $69.2 million ($0.44 per share) in 1998 and $166.3 million ($1.07 per share) in 1997, compared with earnings of $98.6 million ($0.63 per share) in 1996. Gold sales revenue declined $118.9 million in 1998 to $1.45 billion, but was $348.2 million higher than in 1996.

      The past two years have been characterized by rising production and an extensive effort by Newmont to reduce costs, optimize operations and defer discretionary spending in order to maximize cash flow in response to declining gold prices. The gold price fell to a 20-year low of $273 an ounce in August 1998 and since has recovered only modestly. As a largely unhedged company, Newmonts realized gold price closely tracks the spot price for the commodity. Newmonts average realized gold price was $310, $354 and $395 per equity ounce in 1998, 1997 and 1996, respectively.

      Since 1996, total cash costs of production were pared $35 ($4 in 1998) to $183 an ounce. Exploration and research expense was reduced $13 to $17 an ounce (an $8 reduction in 1998) and General and administrative expense was cut $9 to $12 an ounce (a $5 reduction in 1998). As a result, cash flow from operating activities increased to $373.5 million in 1998 from $283.8 million in 1997 and $207.6 million in 1996.

      Total equity gold production in 1998 increased to 4.07 million ounces from
3.10 million ounces in 1996. Of the nearly one million ounce increase since 1996, approximately 55% came from overseas operations, primarily in Peru and Indonesia, while North American operations accounted for 45%. Over the next two years, total equity production is expected to be between 3.8 million and 4.0 million ounces at a total cash cost per ounce of under $190.

      Gold reserves at December 31, 1998 totaled 52.6 million equity ounces, essentially unchanged from December 31, 1997. Reserve calculations for both years were based on a long-term price of $350 per ounce. Using long-term gold prices of $325 and $300 per ounce could lower reserves approximately 6% and 16%, respectively.

MARKET CONDITIONS AND RISKS

GOLD PRICE AND ASSET IMPAIRMENT

      Changes in the market price of gold significantly affect Newmonts profitability. Gold prices can fluctuate widely and are affected by numerous factors, such as demand, forward selling by producers, central bank sales, purchases and lending, investor sentiment and production levels. The decline in the gold price has occurred concurrently with a strong U.S. dollar, weakened economies in major global regions such as Asia and Russia, central bank selling and lending and general uncertainties surrounding future actions of central banks, especially those in the European Monetary Union. These and other factors could continue to adversely affect market gold prices.

      Revenue, earnings and cash flow are highly leveraged to the gold price. Based on estimates of 1999 production and expenses, a $10 per ounce change in the gold price would result in an increase or decrease of approximately $38 million in cash flow from operations and approximately $28 million (about $0.16 per share) in net income.

                           NEWMONT MINING CORPORATION

                      MANAGEMENTS DISCUSSION AND ANALYSIS


      Newmont generally sells its production at market prices, but has entered into a forward sales contract for 125,000 ounces per year from its Minahasa mine in Indonesia at an average price of $454 per ounce through December 2000. Additionally, through September 1998 approximately 614,000 ounces from former Santa Fe mines were sold under spot deferred forward contracts at an average price of $423 per ounce. In 1997, Newmont entered into forward purchase contracts at an average price of $331 per ounce, offsetting the remaining Santa Fe spot deferred contracts. The net gain from these contracts was recognized in sales revenue as the related gold was delivered in 1997 and 1998.

      As a result of the prolonged period of low gold prices, Newmont reviewed its long-lived assets during the fourth quarter of 1998 to determine whether their carrying values were recoverable from projected future cash flows. As discussed in Note 14, a $424.7 million after-tax write-down resulted with respect to Newmonts U.S. operations, primarily former Santa Fe properties in Nevada. Assumptions underlying projected future cash flows are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or Newmonts performance could have a material effect on Newmonts financial position and results of operations.

      While gold prices remain at historically low levels, Newmont continues to pursue operating alternatives that maximize cash flow. During 1998, Newmont reduced costs, decreased its workforce and reviewed life-of-mine plans and processing options for optimization and flexibility. Further cost reduction measures are planned for 1999 such that Newmont expects to fund capital expenditures and dividends from operating cash flow without incurring additional debt, excluding project financing for the development of the Batu Hijau copper/gold project in Indonesia.

FOREIGN CURRENCY

In addition to the U.S., Newmont operates mines in Peru, Uzbekistan and Indonesia. Gold produced at these operations is sold in the international markets for U.S. dollars. The cost and debt structures at these operations are primarily U.S. dollar-denominated. To the extent that there are fluctuations in local currency exchange rates against the U.S. dollar, the devaluation of a local currency is generally economically neutral or beneficial to the operation since local salaries and supply contracts will decrease against the U.S. dollar revenue stream.

      Over the past two years, Indonesia has experienced a significant devaluation of its currency, the rupiah. The functional currency for Newmonts Indonesian projects is the U.S. dollar; however, certain receivables, primarily refunds of Value Added Tax, are rupiah-denominated. During 1998 and 1997, $0.9 million and $3.3 million, respectively, were expensed for devaluation of these receivables. Newmonts Minahasa operation and Batu Hijau project are in remote locations and have been largely unaffected by social problems caused by the economic and political situation in Indonesia.

INTEREST RATES

      At December 31, 1998, Newmonts long-term debt of $1,248.7 million included $415.4 million of variable-rate debt with an average interest rate of 6.08%, and fixed-rate debt of $833.3 million, with an average interest rate of 7.48% and an estimated fair value of $840.7 million. Newmonts public debt has received investment-grade ratings from both Moodys Investors Service and Standard & Poors Ratings Services.

RESULTS OF OPERATIONS

PRODUCTION

Increased capacities at Minera Yanacocha in Peru and at Minahasa in Indonesia, as well as expanded refractory ore processing facilities in Nevada, have led to growing production in recent years. This, coupled with cost-reduction efforts and processing higher-grade ore with improved recovery rates, has generally lowered cash costs per equity ounce.

                                    Equity Production Ozs. (000)       Total Cash Cost Per Equity Oz.
                                  -------------------------------------------------------------------
                                   1998        1997        1996        1998        1997        1996
                                  -------     -------     -------     -------     -------     -------
Nevada operations                 2,769.6     2,776.5     2,328.3     $   209     $   205     $   232
Mesquite, California                154.0       227.9       191.6         176         213         245
La Herradura, Mexico                 12.9          --          --         115          --          --
Minera Yanacocha, Peru*             685.9       530.9       308.3          95          87         100
Zarafshan-Newmont, Uzbekistan       187.3       215.0       163.2         207         201         224
Minahasa, Indonesia                 261.0       206.5       112.7         127         156         222
                                  -------     -------     -------     -------     -------     -------
  Total/Weighted average          4,070.7     3,956.8     3,104.1     $   183     $   187     $   218
                                  =======     =======     =======     =======     =======     =======


*51.35% beginning February 1997, 38% in 1996

                           NEWMONT MINING CORPORATION

                      MANAGEMENTS DISCUSSION AND ANALYSIS

      Total cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling and leaching facilities, production taxes, royalties and other cash costs.

NORTH AMERICAN OPERATIONS

      Newmonts Nevada operations (along the Carlin Trend near Elko and in the Winnemucca Region, where Twin Creeks and the Lone Tree Complex are located) include production from 17 open-pit and four underground mines. Oxide ores are processed by milling or heap leaching, depending upon ore grade. The Carlin roaster and Winnemucca Region autoclaves process higher-grade refractory ores. The Lone Tree flotation plant and Carlin demonstration bio-oxidation facility process lower-grade refractory ores.

      Nevada production of 2.77 million ounces in 1998 was essentially unchanged from 1997, but up substantially from 1996. Positively affecting this trend was the start-up of operations at (a) the Twin Creeks autoclaves in the second half of 1997, (b) the Lone Tree flotation plant in March 1997 and (c) the 50%-owned Rosebud mine in February 1997. Higher ore grades and recovery rates and, following the Santa Fe merger, the transfer of selected ore types to the optimal process facility also enhanced production and lowered costs in 1997 and 1998. However, declining availability of oxide ores and a decision to reduce mining levels in the second half of 1998, were partially offsetting factors. Refractory ore treatment facilities generated 42% of Nevadas production in 1998, increasing from 35% and 30% in 1997 and 1996, respectively. Cash costs per ounce, which declined with the rise in production in 1997, increased slightly in 1998 as cost reduction efforts nearly offset higher costs associated with refractory ore processing.

      During 1998, mining was reduced 26% to 274 million tons with cutbacks at high-cost pits and mines with high waste-to-ore ratios, and processing was optimized to maximize cash flow. The Nevada workforce was pared by 950 employees. Cost reduction efforts will continue in 1999, as mining rates are expected to drop another 25% and certain processing facilities will operate on a periodic basis. Gold from refractory ores will comprise approximately 56% of Nevadas 1999 production. While production will be curtailed by approximately 15%, total cash costs per ounce are expected to increase only slightly.

      In early 1999, Newmont and Barrick Gold Corporation signed an agreement in principle to exchange approximately two million ounces of reserves and various land rights on the north Carlin Trend. This exchange will create operational and exploration synergies for both companies by consolidating their respective land positions. The transaction is expected to close by the end of the first quarter of 1999. Among other benefits, the exchange will accelerate Newmonts access to the high-grade Deep Post deposit and reduce future development costs.

      Production at the Mesquite mine, a heap-leach operation in southern California, decreased 32% to 154,000 ounces in 1998 as mining rates and the workforce were reduced to improve cash flow and facilitate an orderly phase-out of operations. Mesquite is reaching the end of its economic life; however, results of development drilling on a recently-acquired adjacent property led to gold reserve additions in 1998 and may extend the mine life. Total cash costs per ounce declined 17% from 1997. Production is expected to increase to about 180,000 ounces in 1999, with somewhat higher ore tons and grades. Total cash costs per ounce will increase slightly.

      In the third quarter of 1998, production commenced at La Herradura, a 44%-owned joint venture with Minera Peoles, S.A. de C.V., the operator of the heap-leach operation located in Sonora, Mexico. During 1998, production totaled 29,200 ounces (12,900 equity ounces) at a total cash cost of $115 per equity ounce. Production for 1999 is expected to approximate 90,000 ounces (40,000 equity ounces).

OVERSEAS OPERATIONS

Minera Yanacocha in Peru achieved record production of 1.34 million ounces (685,900 equity ounces) in 1998, 27% higher than the prior year with the completion of an additional mine and facilities in late 1997 and improved recovery rates. Newmonts equity share of 1997 production was 72% higher than in 1996, primarily reflecting Newmonts increased ownership. Production in 1999 is expected to reach 1.45 million ounces (745,000 equity ounces). Total cash costs are comparatively low at Minera Yanacocha because of low waste-to-ore ratios and porous ore that yields high gold recovery without crushing prior to heap leaching. After declining with rising production in 1997, total cash costs rose slightly in 1998 to $95 an ounce because of longer haul distances. Higher waste-to-ore ratios and lower ore grades will cause a minimal increase in costs in 1999.

      As described in Note 4, Newmont acquired an additional 13.35% interest in Minera Yanacocha in 1997. The acquisition was contested, but resolved in Newmonts favor in 1998 with a decision of the Peruvian Supreme Court. In spite of this final decision, a former partner filed a request for arbitration against the Republic of Peru, alleging that it had been deprived

                           NEWMONT MINING CORPORATION

                      MANAGEMENTS DISCUSSION AND ANALYSIS


of its shares in Minera Yanacocha. While Newmont is not a party to the arbitration and believes that the claims are unfounded, it is unclear what effect, if any, the arbitration might have on the company.

      The Zarafshan-Newmont Joint Venture, in the Central Asian Republic of Uzbekistan, is a 50/50 joint venture between Newmont and two Uzbekistan governmental entities. Zarafshan-Newmont produces gold by crushing and heap leaching low-grade oxide ore from existing stockpiles at the government-owned Muruntau mine. After reaching design capacity of 430,000 ounces (215,000 equity ounces) in 1997, lower recovery rates in 1998 caused a drop in production to 374,600 ounces (187,300 equity ounces). However, cash costs per ounce increased only nominally. Recovery rates improved in December 1998 following operational and metallurgical changes, and 1999 production is expected to increase to 400,000 ounces (200,000 equity ounces) with an approximate 5% reduction in cash costs per equity ounce.

      In Indonesia, production began in 1996 at the Minahasa property, where Newmont has an 80% interest, but receives 100% of the gold production until recouping the bulk of its investment, including interest. Production of 261,000 ounces at a total cash cost of $127 per ounce in 1998 reflected a significant increase in processed ore grades following the addition of a mercury scrubber in late 1997. The devaluation of the rupiah and reduced mining rates also contributed to lower operating costs. Production in 1999 will increase to approximately 300,000 ounces with the commencement of heap-leach operations for low-grade oxide ore. No material change in cash costs is anticipated.

FINANCIAL RESULTS

Consolidated sales include 100% of Minera Yanacocha production, except in 1996, and Newmonts equity production elsewhere. Variances in sales revenue are illustrated in the following table:

                                            1998           1997           1996
                                        ----------     ----------     ----------
Consolidated sales
   (in millions)                        $  1,453.9     $  1,572.8     $  1,105.7
Consolidated production
   ozs. (000)                              4,720.6        4,478.7        2,790.1
Average price received
   per ounce                            $      308     $      351     $      396
Average market price
   per ounce                            $      294     $      331     $      388
                                        ==========     ==========     ==========

                                                                    1998 vs. 1997    1997 vs. 1996
                                                                    -------------    -------------
Increase (decrease) in consolidated
   sales due to (in millions):
   Consolidated production*                                         $       72.7      $      251.1
   Average gold price received                                            (191.6)           (128.3)
   Consolidation of
     Minera Yanacocha                                                        N/A             344.3
                                                                    ------------      ------------
     Total                                                          $     (118.9)     $      467.1
                                                                    ============      ============

*Excluding Minera Yanacocha in 1996

      Realized gold prices higher than average market gold prices resulted from sales under commodity hedging instruments of 18% of equity production in 1998 and 30% in each of 1997 and 1996.

      Dividends, interest and other for 1998, 1997 and 1996 included $8.3 million, $6.5 million and $3.1 million, respectively, for recoveries from business interruption insurance related to processing facilities in Nevada. 1997 also included gains from closing certain put and call option contracts ($23.7 million) and from a property disposition ($5.1 million). Interest income declined to $7.8 million in 1998 from $14.6 million in 1997 reflecting lower interest rates and cash balances.

                           NEWMONT MINING CORPORATION

                      MANAGEMENTS DISCUSSION AND ANALYSIS


      Costs applicable to sales include total cash costs and provisions for estimated final reclamation expenses related to consolidated production. The increase in Costs applicable to sales in 1998 from 1997 primarily related to higher production levels at Minera Yanacocha, partially offset by cost-reduction efforts at all locations.

                                             1998          1997          1996
                                           ---------     ---------     ---------
Costs applicable to sales
  (in millions):
  Nevada operations                        $   586.2     $   565.8     $   544.1
  Mesquite                                      27.9          49.4          47.5
  La Herradura                                   1.5            --            --
  Minera Yanacocha                             136.5          98.9            --
  Zarafshan-Newmont                             39.0          43.8          36.9
  Minahasa                                      33.8          32.6          23.8
                                           ---------     ---------     ---------
    Total                                  $   824.9     $   790.5     $   652.3
                                           =========     =========     =========

      Certain mining costs associated with deposits that have diverse grade and waste-to-ore ratios over the mine life are capitalized. In 1998, 1997 and 1996, such costs were capitalized for certain deposits at the Nevada operations ($29.5 million, $66.5 million and $130.4 million, respectively) and at Minahasa ($3.6 million, $8.4 million and $6.1 million, respectively). These costs are charged to operating expenses as the related gold is sold. Reduced mining rates led to lower capitalized mining costs in 1998. Capitalized mining costs also declined in 1997 with lower mining rates following a pit wall failure at Nevadas Post deposit. Capitalized mining costs are expected to increase approximately 15% in 1999 as mining at the Post deposit resumes.

      Depreciation, depletion and amortization (DD&A) increased 9% in 1998 and 30% in 1997 from each prior year. The addition of mine and leach facilities as well as higher production at Minera Yanacocha caused the 1998 increase, while the consolidation of Minera Yanacocha, completion of Nevadas mine and mill expansion projects and a full year of Minahasa operations accounted for the 1997 increase.

                                                   1998          1997          1996
                                                 ---------     ---------     ---------
Depreciation, depletion and amortization
   (in millions):
   Nevada operations                             $   172.6     $   168.9     $   157.2
   Mesquite                                           19.1          23.5          27.2
   La Herradura                                        0.6            --            --
   Minera Yanacocha                                   59.6          41.7            --
   Zarafshan-Newmont                                  11.3          11.9          10.8
   Minahasa                                           20.1          18.3           8.7
   Other                                               5.8           1.5           0.2
                                                 ---------     ---------     ---------
     Total                                       $   289.1     $   265.8     $   204.1
                                                 =========     =========     =========

      In 1999, an approximate $50 million reduction in DD&A will result primarily from the 1998 asset write-down.

      Because of the decline in gold prices, Newmont reduced 1998 Exploration and research and General and administrative expenses 31% and 25%, respectively, from 1997. In 1999, these combined expenses are targeted to be approximately $15 million to $20 million lower than in 1998.

      Interest expense, net of amounts capitalized was $78.8 million, $77.1 million and $58.6 million in 1998, 1997 and 1996, respectively. The 1997 increase from 1996 reflected higher debt balances following the consolidation of Minera Yanacochas $100 million financing obtained during 1997 and credit facility borrowings for expansion projects. Net interest expense for 1999 is expected to be comparable to 1998.

      Write-down of assets totaled $614.9 million ($424.7 million net of tax) in 1998 and related to Property, plant and mine development ($528 million), Inventories ($80 million) and Other long-term assets ($7 million). Nevada operations, primarily at Santa Fe properties, accounted for $587.6 million, certain Santa Fe exploration properties, $13.4 million and other investments, $13.9 million (including $7.2 million at the Mesquite mine in California). In 1997, Nevada stockpile inventories were written-down $9.5 million.

      Merger and related expenses in 1997 of $162.7 million ($112.3 million net of tax and minority interest) consisted of $135.4 million for transaction costs and $27.3 million for write-offs associated with the Santa Fe merger.

      Other expenses included $10.0 million and $8.7 million for severance costs associated with workforce reductions in 1997 and 1996, respectively, and $4.8 million, $5.0 million and $6.6 million in 1998, 1997 and 1996, respectively, for environmental obligations associated with former mining activities.

      In 1998, the $180.9 million income tax benefit was primarily attributable to the asset write-down. The 1997 tax benefit ($7.9 million) reflected the consolidation of Minera Yanacocha, synergies from the Santa Fe merger and refunds from settling prior-year tax audits. The 1996 benefit ($15.9 million) included foreign tax credits associated with Minera Yanacocha and benefits from resolving prior-year tax issues.

                           NEWMONT MINING CORPORATION

                      MANAGEMENTS DISCUSSION AND ANALYSIS


      Effective January 1, 1998, Newmont adopted the American Institute of Certified Public Accountants Statement of Position 98-5 requiring that certain start-up costs be expensed rather than capitalized. As discussed in Note 17, such costs incurred and capitalized prior to January 1, 1998 were expensed. The cumulative effect of the accounting change was $32.9 million, net of tax and minority interest, and included approximately $18 million for the Batu Hijau project and $11 million for Nevada operations. During 1998, substantially all start-up costs were related to Batu Hijau (reflected in Equity loss of affiliated companies).

LIQUIDITY AND CAPITAL RESOURCES

During 1998, cash flow from operating activities of $373.5 million and draw-downs of existing cash balances of $67.1 million funded capital expenditures ($216.0 million), net advances to joint ventures and affiliates ($131.0 million), payment for the acquisition of an additional interest in Minera Yanacocha ($75.9 million) and dividends ($19.1 million). Newmont plans to use cash on hand at December 31, 1998 of $79.1 million and operating cash flow to fund 1999 capital expenditures, advances to affiliates and dividends. Consolidated debt reduction is also planned in 1999, assuming comparable or higher gold price realizations.

INVESTING ACTIVITIES AND CAPITAL EXPENDITURES

BATU HIJAU

As discussed in Note 3, Newmont has a 45% interest in the Batu Hijau project in Indonesia. At December 31, 1998 and 1997, Newmonts investment in Batu Hijau was $277.2 million and $76.9 million, respectively. The project was 72% complete at year-end 1998 and is on schedule for start-up in the fourth quarter of 1999.

      Batu Hijau contains proven and probable reserves of 10.6 billion pounds of copper (4.8 billion equity pounds) and 11.8 million ounces of gold (5.3 million equity ounces). The projected mine life is in excess of 20 years. The cost for development of the open-pit mine, mill and infrastructure including employee housing, a port, electrical generation facilities, interest during construction, cost escalation and working capital is expected to approximate $1.9 billion.

      During 1998, Newmont advanced project funding of $130.8 million (reflected in Advances to joint ventures and affiliates) and expects to fund approximately $150 million in 1999. Financing facilities for $1.0 billion are guaranteed by Newmont and its partner, Sumitomo Corporation(Sumitomo), 56.25% and 43.75%, respectively, until project completion tests are met, and will be non-recourse thereafter (except for a $125 million contingent support facility that Newmont and Sumitomo will provide). The lenders carry all political risk coverage on their investment from inception of the project. Debt repayments will begin the earlier of six months after project completion or June 15, 2001. The financing facilities provided $640 million in 1998, with the remaining balance to be drawn in 1999.

Capital Expenditures

As part of Newmonts strategic focus on maximizing cash flow, coupled with the completion in 1997 of several Nevada expansion projects, 1998 capital expenditures were reduced $199.1 million from 1997.

                                          1998          1997          1996
                                        ---------     ---------     ---------
Capital expenditures (in millions):
  Nevada operations                     $    95.6     $   231.0     $   450.8
  Minera Yanacocha                           82.5         113.7            --
  Minahasa                                    6.4          24.2          27.4
  Mesquite                                    6.7          18.8           3.6
  Zarafshan-Newmont                           0.9           5.6           7.3
  La Herradura                                9.7            --            --
  Batu Hijau                                   --            --          15.1
  Other projects and
    capitalized interest                     14.2          21.8          43.6
                                        ---------     ---------     ---------
    Total                               $   216.0     $   415.1     $   547.8
                                        =========     =========     =========

      During 1998, capital expenditures in Nevada included capitalized mining costs ($29.5 million), refractory leach pads ($22.0 million), process equipment ($14.6 million) and other ongoing capital requirements. Minera Yanacochas expenditures included $47.8 million for mine/facility expansion and $16.4 million for development drilling.

      In 1997, Nevadas expenditures for completion of the Winnemucca Region Sage Mill and other processing equipment totaled $90.3 million, capitalized mining costs, $66.5 million, mining and de-watering equipment, $22.9 million, deferred mine development, $22.5 million and refractory leach pads, $10.9 million. At Minera Yanacocha expenditures included mine and facility expansion ($78.4 million) and development drilling ($14.0 million). In 1996, capital expenditures included $296.8 million in the Winnemucca Region, primarily for expansion projects and $130.4 million for capitalized mining costs.

                           NEWMONT MINING CORPORATION

                      MANAGEMENTS DISCUSSION AND ANALYSIS


      Capital spending in 1999 is expected to be approximately $175 million, including $75 million at Minera Yanacocha (primarily for leach pad expansion and mine geology work at the La Quinua deposit); $55 million in Nevada (primarily for capitalized mining costs); $23 million in capitalized interest (primarily for Batu Hijau); $12 million at Minahasa (including $6 million for construction of leach facilities); and $5 million at Zarafshan-Newmont.

FINANCING ACTIVITIES

Newmont has a $1.0 billion revolving credit facility with a consortium of banks that expires in June 2002. At December 31, 1998, $385 million was outstanding under this facility. The interest rate is variable and was 5.8% at December 31, 1998. Of the $615 million available under this facility, an estimated $515 million could be utilized, if necessary, given current loan covenant compliance requirements; however, Newmont does not anticipate additional borrowing under this facility.

      Scheduled minimum long-term debt repayments are $47.6 million in 1999. Newmont expects to fund maturities of its debt through operating cash flow and/or by refinancing the debt as it becomes due.

OTHER

On October 7, 1998, NMC acquired the 6.25% minority interest of NGC by merging an NMC subsidiary into NGC and issuing 10.7 million shares of NMC common stock to NGC minority interest stockholders. The merger was accounted for at historic cost, with the exception of the minority interest, which was accounted for using purchase accounting. The excess purchase price over NMCs carrying value of its minority interest (approximately $207 million) was allocated to assets and liabilities of NGC (primarily to Investment in Batu Hijau and to Minera Yanacocha Property, plant and mine development) and stockholders equity increased $259 million.

      Cash used for accounts payable and accrued expenses of $51.9 million in 1998 included payments for interest, severance and other benefit-related accruals.

ENVIRONMENTAL

Included in 1998 capital expenditures was approximately $5 million required to comply with environmental regulations. Expenditures of $4 million are anticipated in 1999. Ongoing costs to comply with environmental regulations have not been a significant component of Newmonts cash operating costs. Estimated future reclamation and remediation costs relating to currently producing mines are accrued over each mine life and at December 31, 1998, $56.0 million had been accrued.

      Newmont spent $10.9 million, $13.0 million and $14.8 million in 1998, 1997 and 1996, respectively, for environmental obligations related to former mining sites discussed in Note 18, and expects to spend approximately $9 million in 1999. At December 31, 1998, $44.9 million was accrued for total estimated future costs associated with such obligations. During 1997, approximately $10 million, net of related expenses, was received pursuant to settlements with several insurance companies for remediation expenses at certain former mining sites. These proceeds were applied against the charges for changes in estimated future costs. Because of the uncertain nature of these liabilities, Newmont estimates that it is reasonably possible that the ultimate liability may be as much as 70% greater or 15% lower than the amount accrued at December 31, 1998. Environmental obligations are continuously monitored and reviewed and, although Newmont believes that its reserves are adequate, as additional facts become known further provisions may be required.

YEAR 2000 READINESS DISCLOSURE

Newmont has undertaken a comprehensive Year 2000 Readiness Program (Program) to address its year 2000 issues, which generally refer to the ability of hardware, software and control systems to correctly identify two-digit references to specific years, beginning with the year 2000. The Program, conducted by a cross-functional employee group and outside consultants, consists of four work streams at each geographic location, including automated processes, process control systems (including embedded technology such as microprocessors), personal computers and third-party material suppliers and contractors. Within each work stream there are five phases consisting of assessment; analysis; remediation (including development of contingency plans); testing; and certification. A third party audit of the Program was completed in 1998 with favorable findings and Newmont has incorporated resulting recommendations that further strengthen its Program. Year 2000 readiness for all material systems is on schedule for mid-1999 completion.

      Each location has completed the assessment and analysis phases of each work stream. As of the end of January 1999, the remediation phase was approximately 70% complete and the testing and certification phases were approximately 50% and 40% complete, respectively. Based on results from the assessment and analysis phases, the estimated cost of the Program is expected to total approximately $5 million, of which $1.6 million had been spent as of January 31, 1999. Newmont does not separately track its internal costs

                           NEWMONT MINING CORPORATION

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

incurred for the Program; however, such costs are principally the related payroll costs for its information systems group.

      Although Newmont believes that the Program will adequately address year 2000 issues and prevent significant business disruptions, there can be no assurances that compliance-related failures will not occur. Such compliance-related failures, including those of material third-party suppliers (such as suppliers of power, oxygen, chemicals and refining), could result in temporary delays in Newmonts ability to generate cash from its operations. Contingency plans have been developed and are continually reviewed and refined to mitigate any such temporary delays. However, if such delays occur, they are not reasonably likely to have a material adverse effect on Newmonts financial condition or results of operations.

SAFE HARBOR STATEMENT

The foregoing discussion and analysis, as well as certain information contained elsewhere in this Annual Report, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements concerning future operations or events are subject to important risks, uncertainties and other factors that could cause actual results to differ materially. Forward-looking statements involve certain factors that are subject to change including, but not limited to, the price of gold and copper; interest and currency exchange rates; geological and metallurgical assumptions; operating performance of equipment, processes and facilities; labor relations; timing of receipt of necessary governmental permits or approvals; weather and other acts of God; domestic and foreign laws or regulations, particularly relating to the environment and mining; domestic and international economic and political conditions; the ability of joint venture partners to meet their obligations; the ability of Newmont to obtain or maintain necessary financing; and other risks and hazards associated with mining operations. More detailed information regarding Newmont, its operations and factors that could materially affect its financial position and results of operations are included in NMCs Annual Report on Form 10-K as well as other filings with the Securities and Exchange Commission. Many of these factors are beyond Newmonts ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. Newmont disclaims any intent or obligation to update publicly any forward-looking statements set forth herein, whether as a result of new information, future events or otherwise.


To Newmont Mining Corporation:

We have audited the accompanying consolidated balance sheets of Newmont Mining Corporation (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Santa Fe Pacific Gold Corporation in 1996, a company merged into the Company during 1997 in a transaction accounted for as a pooling of interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of the Company and reflect 30 percent of total consolidated revenues in 1996, after restatement to reflect certain adjustments as set forth in Note 1. The financial statements of Santa Fe Pacific Gold Corporation prior to those adjustments were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Santa Fe Pacific Gold Corporation, is based solely on the report of the other auditors.

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

      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Newmont Mining Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

      As explained in Notes 2 and 17 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for start-up costs.


/s/ ARTHUR ANDERSEN LLP


ARTHUR ANDERSEN LLP
Denver, Colorado,
  January 27, 1999.

                           NEWMONT MINING CORPORATION

                     STATEMENTS OF CONSOLIDATED OPERATIONS



                                                                         Years Ended December 31,
(In thousands, except per share)                                  1998             1997             1996
                                                               -----------      -----------      -----------
Sales and other income
  Sales                                                        $ 1,453,856      $ 1,572,757      $ 1,105,666
  Dividends, interest and other                                     21,057           55,235           29,460
                                                               -----------      -----------      -----------
                                                                 1,474,913        1,627,992        1,135,126
                                                               -----------      -----------      -----------
Costs and expenses
  Costs applicable to sales                                        824,858          790,545          652,305
  Depreciation, depletion and amortization                         289,067          265,765          204,081
  Exploration and research                                          68,373           98,420           92,863
  General and administrative                                        49,724           66,380           65,671
  Interest, net of amounts capitalized                              78,823           77,067           58,619
  Write-down of assets                                             614,893            9,500               --
  Merger and related expenses                                           --          162,674               --
  Other                                                             11,060           25,726           22,521
                                                               -----------      -----------      -----------
                                                                 1,936,798        1,496,077        1,096,060
                                                               -----------      -----------      -----------
Pre-tax income (loss) before minority interest, equity
  income (loss) and cumulative effect of a change in
  accounting principle                                            (461,885)         131,915           39,066
Income tax benefit                                                 180,876            7,900           15,949
Minority interest in Minera Yanacocha                              (66,193)         (66,882)              --
Minority interest in Newmont Gold Company                           (4,093)          (4,556)          (6,584)
Equity income (loss) of affiliated companies                        (9,164)              --           50,170
                                                               -----------      -----------      -----------
Net income (loss) before cumulative effect of a change
  in accounting principle                                         (360,459)          68,377           98,601
Cumulative effect of a change in accounting principle, net         (32,924)              --               --
                                                               -----------      -----------      -----------
Net income (loss) and comprehensive income (loss)              $  (393,383)     $    68,377      $    98,601
                                                               ===========      ===========      ===========
Net income (loss) before cumulative effect of a change
  in accounting principle per common share,
  basic and diluted                                            $     (2.27)     $      0.44      $      0.63
                                                               ===========      ===========      ===========
Net income (loss) per common share, basic and diluted          $     (2.47)     $      0.44      $      0.63
                                                               ===========      ===========      ===========
Basic weighted average shares outstanding                          159,010          156,243          155,573
                                                               ===========      ===========      ===========


The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

                          CONSOLIDATED BALANCE SHEETS


                                                                             At December 31,
(In thousands, except shares and per share)                                1998           1997
                                                                        ----------     ----------
ASSETS
Cash and cash equivalents                                               $   79,086     $  146,232
Short-term investments                                                      11,802         12,790
Accounts receivable                                                         52,066         52,410
Inventories                                                                280,371        339,549
Other current assets                                                        89,755         90,389
                                                                        ----------     ----------
     Current assets                                                        513,080        641,370
Property, plant and mine development, net                                2,048,707      2,598,809
Investment in Batu Hijau                                                   277,221         76,861
Long-term inventory                                                        159,674        174,445
Other long-term assets                                                     188,072        122,497
                                                                        ----------     ----------
     Total assets                                                       $3,186,754     $3,613,982
                                                                        ==========     ==========

LIABILITIES
Short-term debt                                                         $       --         25,771
Current portion of long-term debt                                           47,575         43,301
Accounts payable                                                            37,943         83,101
Other accrued liabilities                                                  126,825        242,358
                                                                        ----------     ----------
     Current liabilities                                                   212,343        394,531
Long-term debt                                                           1,201,131      1,179,410
Reclamation and remediation liabilities                                     94,840         88,651
Other long-term liabilities                                                146,099        192,033
                                                                        ----------     ----------
     Total liabilities                                                   1,654,413      1,854,625
                                                                        ----------     ----------
     Commitments and contingencies (See Notes 3, 4 and 18)

Minority interest in Minera Yanacocha                                       92,808         62,253
Minority interest in Newmont Gold Company                                       --        106,017
                                                                        ----------     ----------

STOCKHOLDERS EQUITY
Common stock$1.60 par value; 250 million shares authorized;
   167.5 million and 156.8 million shares issued, less 309 thousand
   and 307 thousand treasury shares, respectively                          267,544        250,350
Additional paid-in capital                                               1,060,803        817,040
Retained earnings                                                          111,186        523,697
                                                                        ----------     ----------
     Total stockholders equity                                           1,439,533      1,591,087
                                                                        ----------     ----------
     Total liabilities and stockholders equity                          $3,186,754     $3,613,982
                                                                        ==========     ==========


The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

                       STATEMENTS OF CONSOLIDATED CHANGES
                             IN STOCKHOLDERS EQUITY


                                                          Common Stock             Additional
                                                   ---------------------------      Paid-In          Retained
(In thousands)                                       Shares          Amount         Capital          Earnings
                                                   -----------     -----------     -----------      -----------
Balance at December 31, 1995                           150,713     $   241,141     $   546,253      $   479,895
  Common stock issuance                                  4,651           7,442         233,814          (13,765)
  Shares issued under stock compensation plans             666           1,065          23,579           (1,190)
  Net income                                                --              --              --           98,601
  Common stock dividends                                    --              --              --          (54,305)
  Other                                                     --              --            (315)             537
                                                   -----------     -----------     -----------      -----------
Balance at December 31, 1996                           156,030         249,648         803,331          509,773(1)
  Shares issued under stock compensation plans             439             702          13,382               87
  Net income                                                --              --              --           68,377
  Common stock dividends                                    --              --              --          (54,540)
  Other                                                     --              --             327               --
                                                   -----------     -----------     -----------      -----------
Balance at December 31, 1997                           156,469         250,350         817,040          523,697(1)
  Common stock issued for acquisition of
    minority interest of Newmont Gold Company           10,694          17,111         242,225               --
  Shares issued under stock compensation plans              52              83           1,538               --
  Net loss                                                  --              --              --         (393,383)
  Common stock dividends                                    --              --              --          (19,105)
  Other                                                     --              --              --              (23)
                                                   -----------     -----------     -----------      -----------
Balance at December 31, 1998                           167,215     $   267,544     $ 1,060,803      $   111,186(1)
                                                   ===========     ===========     ===========      ===========

(1) Includes accumulated other comprehensive income for adjustments to minimum pension liabilities of $2,274, $2,191 and $2,168 as of December 31, 1998, 1997 and 1996, respectively.

The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

                     STATEMENTS OF CONSOLIDATED CASH FLOWS



                                                                       Years Ended December 31,
(In thousands)                                                    1998           1997           1996
                                                               ---------      ---------      ---------
Operating Activities
  Net income (loss)                                            $(393,383)     $  68,377      $  98,601
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
       Depreciation, depletion and amortization                  289,067        265,765        204,081
       Amortization of capitalized mining costs                   52,634         55,254             --
       Write-down of assets                                      614,893          9,500             --
       Deferred tax benefit                                     (221,020)       (48,800)       (16,607)
       Cumulative effect of change in accounting principle        32,924             --             --
       Undistributed earnings (losses) of affiliates               9,164             --        (18,359)
       Minority interest, net of dividends                        33,647          7,735          1,589
       Merger related asset write-offs                                --         27,288             --
       Other                                                       3,379          8,374          3,585
       (Increase) decrease in operating assets:
          Accounts receivable                                     17,341        (12,188)        (4,245)
          Inventories                                             (7,821)      (149,296)       (63,233)
          Other assets                                            (5,193)         8,414        (13,125)
       Increase (decrease) in operating liabilities:
          Accounts payable and other accrued liabilities         (51,894)        41,983         11,891
          Other liabilities                                         (225)         1,375          3,430
                                                               ---------      ---------      ---------
Net cash provided by operating activities                        373,513        283,781        207,608
                                                               ---------      ---------      ---------
Investing Activities
  Additions to property, plant and mine development             (216,025)      (415,082)      (547,757)
  Acquisition of additional interest in Minera Yanacocha         (75,868)            --             --
  Advances to joint ventures and affiliates                     (131,029)       (67,119)        (3,684)
  Repayments from joint ventures and affiliates                       --         16,356             --
  Cash effect of consolidating Minera Yanacocha                       --         40,705             --
  Other                                                            2,099             48         (2,335)
                                                               ---------      ---------      ---------
Net cash used in investing activities                           (420,823)      (425,092)      (553,776)
                                                               ---------      ---------      ---------
Financing Activities
  Proceeds from short-term debt                                       --          7,630         16,802
  Repayments of short-term debt                                  (25,771)       (27,840)            --
  Proceeds from long-term debt                                   135,000        828,000        255,000
  Repayments of long-term debt                                  (109,017)      (702,541)        (4,375)
  Proceeds from issuance of common stock                             256         12,580        265,449
  Dividends paid on common stock                                 (19,105)       (54,540)       (54,305)
  Other                                                           (1,199)        (2,799)          (344)
                                                               ---------      ---------      ---------
Net cash (used in) provided by financing activities              (19,836)        60,490        478,227
                                                               ---------      ---------      ---------
Net change in cash and cash equivalents                          (67,146)       (80,821)       132,059
Cash and cash equivalents at beginning of year                   146,232        227,053         94,994
                                                               ---------      ---------      ---------
Cash and cash equivalents at end of year                       $  79,086      $ 146,232      $ 227,053
                                                               =========      =========      =========


The accompanying notes are an integral part of these statements.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1  THE COMPANY

Newmont Mining Corporation and its subsidiaries (collectively, NMC or the Company) is a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties. The Company also has an interest in a copper/gold mine that is currently under construction.

NGC MERGER

Prior to October 7, 1998, NMC owned 93.75% of the common stock of Newmont Gold Company (NGC), through which all of NMCs operations are conducted. On October 7, 1998, NMC acquired the remaining 6.25% interest in NGC through the merger of a wholly-owned subsidiary of NMC into NGC. Each outstanding share of NGC, other than the shares held by the Company, which were canceled, were converted into
1.025 shares of NMC.

      The merger was accounted for at historic cost, with the exception of the minority interest, which was accounted for as a purchase. The purchase price was based on the value of the shares of NMC common stock issued to NGC stockholders pursuant to the merger, which totaled approximately 10.7 million shares valued at $24.25 per share. The excess purchase price over the carrying value of such minority interest (including transaction costs of $1.0 million and related deferred taxes of $53.6 million) was $206.9 million and was allocated to NGCs assets and liabilities based on their respective fair market values ($122.0 million to Investment in Batu Hijau and $84.9 million to Property, plant and mine development, primarily for Minera Yanacocha). The Company's stockholders equity increased $259.3 million as a result of this transaction.

      The following unaudited pro forma information reflects the consolidated results of operations of the Company as if the acquisition had taken place on January 1, 1997. The pro forma results have been prepared for comparative purposes only and are not indicative of the results of operations that would have actually occurred had the merger been consummated on the date indicated. The pro forma information includes adjustments for the additional depreciation, depletion and amortization resulting from the allocation of the excess purchase price, elimination of the minority shareholders interest in NGC, and the related income tax effects (in thousands, except per share).

                                                  For the Years Ended December 31,
                                                       1998              1997
                                                  -------------     -------------
Sales                                              $ 1,453,856       $ 1,572,757
Net income (loss)                                  $  (404,010)      $    63,248
Net income (loss) per share,
   basic and diluted                               $     (2.42)      $      0.38
                                                   -----------       -----------

SANTA FE MERGER

On May 5, 1997, NMC completed a merger with Santa Fe Pacific Gold Corporation (Santa Fe), a U.S. gold mining company, under which each outstanding share of Santa Fe common stock was exchanged for 0.43 of a share of NMC common stock. The outstanding shares of common stock of Santa Fe were converted into approximately
56.5 million shares of NMC common stock, reflected as outstanding for all periods presented. NMC also reserved approximately 566,000 shares of its common stock for issuance in connection with outstanding Santa Fe stock options that were assumed by NMC in the merger. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. The consolidated financial statements have been restated for periods prior to the merger to include the operations of Santa Fe, adjusted to conform with NMCs accounting policies and presentations.

      Merger expenses of $162.7 million ($112.3 million net of tax and minority interest) consisted of $135.4 million of transaction costs and $27.3 million in asset write-downs. The more significant transaction costs included a $65.2 million fee paid to terminate an existing definitive merger agreement between Santa Fe and another company, investment advisory fees of $20.5 million, employee benefit and severance costs of $18.0 million and professional fees of $18.4 million. The asset write-offs, related to certain Santa Fe assets that did not meet the Company's valuation criteria, included a write-down of the Elkhorn, Montana exploration project and the write-off of duplicative facilities, equipment and information system costs.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The following table provides a reconciliation of sales and net income reported by NMC to the consolidated amounts presented (in thousands).

                                              For the Years Ended December 31,
                                                 1997                  1996
                                              -----------           -----------
Sales
  Pre-merger
    NMC                                       $   357,316           $   768,455
    Santa Fe                                      130,540               337,211
  Post-merger                                   1,084,901                    --
  Merger adjustments                                   --                    --
                                              -----------           -----------
    Consolidated                              $ 1,572,757           $ 1,105,666
                                              ===========           ===========

Net income
  Pre-merger
    NMC                                       $    31,608           $    85,076
    Santa Fe                                       31,702                21,068
  Post-merger                                     110,441                    --
  Merger adjustments                             (105,374)               (7,543)
                                              -----------           -----------
    Consolidated                              $    68,377           $    98,601
                                              ===========           ===========

      Merger adjustments reflect conforming accounting policy changes, transaction fees, other one-time expenses associated with the merger and the tax effect of such adjustments. Accounting policy changes were primarily related to the accounting treatment for capitalized mining costs. Santa Fe included certain depreciation, depletion and amortization charges in capitalized mining costs. To the extent Santa Fe capitalized such charges as mining costs or as inventory, restatement adjustments have been made to reflect these charges against earnings in the appropriate period. In addition, ore and in-process inventories were not maintained on the same basis as NMC, which resulted in certain balance sheet reclassifications.

OPERATIONS

The Company's sales result from operations in the United States, Mexico, Peru, Uzbekistan and Indonesia. Operations commenced in Indonesia in March 1996 and in Mexico in July 1998. The Company had an equity interest in a mining operation in Peru that was consolidated beginning in 1997 as a result of the acquisition of an additional interest described in Note 4.

      Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities to maintain its production levels. Also, the cash flow and profitability of the Company's current operations are significantly affected by the market price of gold. Gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control.

NOTE 2  -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of Newmont Mining Corporation and its more-than-50%-owned subsidiaries. The Company also includes its pro-rata share of assets, liabilities and operations for unincorporated joint ventures in which it has an interest. All significant intercompany balances and transactions have been eliminated. The functional currency for all subsidiaries is the U.S. dollar.

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

INVESTMENTS

Short-term investments are carried at cost, which approximates market, and include Eurodollar government and corporate obligations rated AA or higher. At December 31, 1998 and 1997, $8.5 million of such investments secured letters of credit.

      Investments in incorporated entities in which the Company's ownership is greater than 20% and less than 50% are accounted for by the equity method and are included in long-term assets. Income or loss from such investments is included in Equity income (loss) of affiliated companies.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INVENTORIES

Ore and in-process inventories and materials and supplies are stated at the lower of average cost or net realizable value. Precious metals are stated at market value.

PROPERTY, PLANT AND MINE DEVELOPMENT

Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 2 to 21 years.

      The Company adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5) effective January 1, 1998. Under this accounting method, certain costs, such as organization, training and pre-feasibility expenses, incurred in the start-up phase of a project are expensed as incurred (See Note 17).

      Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. Such costs, and estimated future development costs, are amortized using the unit-of-production method over the estimated life of the ore body. Ongoing development expenditures to maintain production are generally charged to operations as incurred.

      Significant payments related to the acquisition of exploration interests are capitalized. If a mineable ore body is discovered, such costs are amortized using the unit-of-production method. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

      Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until operations commence.

      Gains or losses from normal sales or retirements of assets are included in other income or expense.

ASSET IMPAIRMENT

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds fair value. Fair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows include estimates of recoverable ounces, gold prices (considering current and historical prices, price trends and related factors) and production, capital and reclamation costs. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations (See Note 14).

REVENUE RECOGNITION

Gold sales are recognized when gold is produced.

MINING COSTS

In general, mining costs are charged to operations as incurred. However, certain of the Company's deposits have diverse grade and waste-to-ore ratios over the mines life. Mining costs for these deposits, to the extent they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced.

RECLAMATION AND REMEDIATION COSTS

Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. Such costs related to active mines are accrued and charged over the expected operating lives of the mines using the unit-of-production method. Future reclamation and remediation costs for inactive mines are accrued based on managements best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised.

INCOME TAXES

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net deferred income tax liability or net deferred income tax asset for the Company as of the end of the year, as measured by the statutory tax rates in effect as enacted. The Company derives its deferred income tax charge or benefit by recording the change in the net deferred income tax liability or net deferred income tax asset balance for the year.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      The Company's deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets that it believes will, more likely than not, fail to be realized.

COMMODITY INSTRUMENTS

On a limited basis, the Company has entered into forward sales contracts to protect the selling price for certain anticipated gold production. The Company does not acquire, hold or issue commodity instruments for trading or speculative purposes.

      Forward sales contracts enable the Company to deliver to a counterparty a specified number of ounces of gold at a specified price and date. Gains and losses realized on these contracts, as well as any cost or revenue associated therewith, are recognized in sales when the related gold is delivered.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activity. SFAS No. 133 is effective for all periods in fiscal years beginning after June 15, 1999. SFAS No. 133 requires recognition of all derivative instruments on the balance sheet as either assets or liabilities and measurement at fair value. Changes in the derivatives fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument. The Company is currently assessing the effect of adopting SFAS No. 133 on its financial statements and plans to adopt the statement on January 1, 2000.

EARNINGS PER COMMON SHARE

Earnings or loss per share are presented for basic and diluted net income or loss and, if applicable, for net income or loss before the cumulative effect of a change in accounting principle. Basic earnings per share is computed by dividing net income (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share includes the same numerator, but the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued (such as the common share equivalents for employee stock options). The denominator is based on the following weighted-average number of common shares (in thousands):

                                        1998             1997             1996
                                       -------          -------          -------
Basic                                  159,010          156,243          155,573

Diluted                                159,010          156,347          155,905
                                       -------          -------          -------

COMPREHENSIVE INCOME

In the first quarter of 1998, the Company adopted SFAS No. 130 Reporting Comprehensive Income that established standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. In addition to net income, comprehensive income includes all changes in equity during a period, except those resulting from investments by and distributions to owners. The Company has no material comprehensive income items.

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

RECLASSIFICATIONS

Certain amounts in prior years have been reclassified to conform to the 1998 presentation.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3  BATU HIJAU

In July 1996, the Company and Sumitomo Corporation (Sumitomo) entered into a definitive partnership agreement to develop and operate the Batu Hijau copper/gold deposit in Indonesia. Batu Hijau contains proven and probable reserves of 10.6 billion pounds of copper (4.8 billion equity pounds) and 11.8 million ounces of gold (5.3 million equity ounces). Start-up is expected in the fourth quarter of 1999, with a projected mine life in excess of 20 years. The estimated cost for development of the open pit mine, mill, and infrastructure including employee housing, a port, electrical generation facilities, interest during construction, cost escalations and working capital is expected to approximate $1.9 billion.

      Under the terms of the agreement with Sumitomo, the Company contributed its interest in the company that owns the project to the partnership and Sumitomo contributed an agreed upon amount of cash. The Company retained an indirect 45% interest in the company that owns the project and Sumitomo has an indirect 35% interest. The remaining 20% interest is held by an unrelated Indonesian company. Until recouping its construction investment, including interest, the Company recognizes 56.25% of Batu Hijaus income.

      As a result of the ownership structure, effective July 1996, the Company accounted for its investment in Batu Hijau as an equity investment. At December 31, 1998 and 1997 such investment was $277.2 million and $76.9 million, respectively. Differences between 56.25% of the partnerships net assets and the Company's investment include $220 million for the fair market value adjustment recorded by the partnership in conjunction with the Company's initial contribution, $26 million for intercompany charges and $122 million for the fair market value adjustment recorded by the Company in conjunction with the NGC minority interest acquisition. These amounts will be amortized or depreciated upon commencement of production. The Company's investment also reflects $42 million for exploration expenditures incurred prior to the formation of the partnership.

      In connection with the Batu Hijau project, the entity owning the project has entered into a construction contract for approximately $1.0 billion. Financing agreements were signed in July 1997 for $1.0 billion in funds for the project and the Company and Sumitomo are funding $0.9 billion. The financing is guaranteed by the Company and Sumitomo, 56.25% and 43.75%, respectively, until project completion tests are met (except for political risk, which is born by the lenders), and will be non-recourse to the Company thereafter (except with respect to a $125 million contingent support facility that the Company and Sumitomo will provide). Repayment of borrowings under the financing will be over a 13-year period beginning the earlier of six months after project completion or June 15, 2001, and will bear interest at blended fixed and floating rates. Based on current market rates at December 31, 1998, the average interest rates would be approximately 5.7% and 6.8% pre-completion and post-completion, respectively.

      Following is summarized financial information for the partnership (in thousands):

                                                Years Ended December 31,
                                          1998             1997             1996
                                      -----------      -----------      -----------
Revenues                              $        93      $       540      $        --
Loss before cumulative
  effect of a change in
  accounting principle                    (19,284)          (2,598)              --
Net loss                                  (69,410)          (2,598)              --
Dividends received                    $        --      $        --      $        --
                                      -----------      -----------      -----------

                                                               At December 31,
                                                           1998             1997
                                                       -----------      -----------
Current assets                                         $    17,576      $    16,320
Property, plant and mine
   development, net                                      1,430,260          664,397
Other assets                                               104,238           34,855
Current liabilities                                        153,066          134,675
Long-term debt                                             640,000               --
Other liabilities                                           17,120            2,200
                                                       -----------      -----------

NOTE 4 ADDITIONAL INTEREST IN MINERA YANACOCHA

The Company has an interest in Minera Yanacocha, a gold mining operation located in Peru. Prior to 1997, that interest was 38.0% and was accounted for on an equity basis. Beginning in 1997, Minera Yanacocha was consolidated into the Company's financial statements following the acquisition of an additional 13.35% interest. The acquisition was disputed and, in June 1998, the Peruvian Supreme Court resolved the dispute in favor of the Company as described below.


      In November 1993, the French government announced its intention to privatize the mining assets of Bureau de Recherches Geologiques et Minieres
(BRGM), the geological and mining bureau of the French government. In September 1994, BRGM announced its intention to transfer its 24.7% interest in Minera Yanacocha to a third party. The

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Company and Compaia de Minas Buenaventura, S.A. (Buenaventura), then 38.0% and 32.3% owners of Minera Yanacocha, respectively, filed suit in Peru to seek enforcement of their preemptive rights with respect to the proposed BRGM transfer. In September 1996, the trial court ruled in favor of the Company and Buenaventura and held that the preemptive rights were triggered in November 1993, and that the value of the 24.7% interest was $109.3 million.

      In February 1997, the Superior Court upheld the decision of the trial court. As a result, the Company reflected the increase in its ownership from 38.0% to 51.35% as of February 1997.

      In June 1998, the Peruvian Supreme Court issued a resolution upholding the Superior Court decision and resolving the litigation in favor of the Company and Buenaventura.

      In spite of the final decision of the Peruvian Supreme Court, in October 1998, BRGM, through its subsidiary Compagnie Miniere International Or S.A. (Mine
Or), filed with the International Centre for Settlement of Investment Disputes a request for arbitration against the Republic of Peru. The request alleges that the decision of the Peruvian courts wrongfully deprived Mine Or of its shares in Minera Yanacocha (which Mine Or values at approximately $560 million) and seeks restitution and damages from the Republic of Peru.

      While the Company is not a party to the arbitration, the Company believes that Mine Ors claims are unfounded. It is unclear at this time what effect, if any, the arbitration might have on the Company.

      See Note 16 for summarized 1996 Minera Yanacocha financial information.

NOTE 5  INVENTORIES

                                                               At December 31,
(In thousands)                                              1998           1997
                                                         ----------     ----------
Current:
  Ore and in-process inventories                         $  138,341     $  172,589
  Precious metals                                            62,642         82,594
  Materials and supplies                                     78,254         82,819
  Other                                                       1,134          1,547
                                                         ----------     ----------
                                                         $  280,371     $  339,549
                                                         ==========     ==========
Ore-in-stockpiles (included in
  Long-term
  inventory)                                             $  159,674     $  174,445
                                                         ==========     ==========

      As described in Note 14, the Company wrote down certain assets at December 31, 1998, reducing ore and in-process inventories approximately $67 million and materials and supplies approximately $13 million.

NOTE 6  PROPERTY, PLANT AND  MINE DEVELOPMENT

                                                        At December 31,
(In thousands)                                    1998                 1997
                                               -----------          -----------
Land and mining claims                         $   292,410          $   362,049
Buildings and equipment                          2,442,554            2,536,810
Mine development                                   584,325              537,819
Construction-in-progress                            60,018              154,974
                                               -----------          -----------
                                                 3,379,307            3,591,652
Accumulated depreciation,
  depletion and amortization                    (1,584,585)          (1,343,885)
Capitalized mining costs                           253,985              351,042
                                               -----------          -----------
                                               $ 2,048,707          $ 2,598,809
                                               ===========          ===========

      As described in Note 14, the Company wrote down certain assets at December 31, 1998, reducing Property, plant and mine development approximately $528 million.

NOTE 7  OTHER ACCRUED LIABILITIES

                                                            At December 31,

(In thousands)                                           1998             1997
                                                       --------         --------
Payroll and related benefits                           $ 44,242         $ 53,349
Interest                                                 26,000           28,081
Royalties                                                 6,264            5,671
Reclamation and remediation                               6,073            9,157
Severance benefits                                        2,908           10,000
Purchase price payable (see Note 4)                          --           59,100
Other                                                    41,338           77,000
                                                       --------         --------
                                                       $126,825         $242,358
                                                       ========         ========

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8  INCOME TAXES

The Company's income tax benefit consisted of (in thousands):

                                             Years Ended December 31,
                                     1998              1997              1996
                                  ---------          --------          --------
Current:
  Domestic                        $      --          $ 13,700          $  3,347
  Foreign                           (40,144)          (54,600)           (4,005)
                                  ---------          --------          --------
                                    (40,144)          (40,900)             (658)
                                  ---------          --------          --------
Deferred:
  Domestic                          234,509            57,822            18,232
  Foreign                           (13,489)           (9,022)           (1,625)
                                  ---------          --------          --------
                                    221,020            48,800            16,607
                                  ---------          --------          --------
                                  $ 180,876          $  7,900          $ 15,949
                                  =========          ========          ========

      The Company's income tax benefit differed from the amounts computed by applying the United States corporate income tax statutory rate for the following reasons (in thousands):

                                                Years Ended December 31,
                                          1998           1997           1996
                                        ---------      ---------      ---------
U.S. corporate income tax
  at statutory rate                     $ 161,660      $ (46,170)     $ (13,673)
Percentage depletion                       29,793         39,155         32,620
Valuation allowance on
  deferred tax assets                     (26,448)        (1,400)        (3,970)
Resolution of tax issues
  associated with prior years                  --         12,885          6,000
Foreign tax credits                         8,905          4,377             --
Foreign losses (earnings)                   8,553          1,377         (4,842)
Other                                      (1,587)        (2,324)          (186)
                                        ---------      ---------      ---------
                                        $ 180,876      $   7,900      $  15,949
                                        =========      =========      =========

      The Company's Pre-tax income (loss) before minority interest, equity income (loss) and cumulative effect of a change in accounting principle consisted of (in thousands):

                                             Years Ended December 31,
                                       1998             1997             1996
                                    ---------        ---------        ---------
Domestic                            $(670,383)       $ (60,989)       $  42,677
Foreign                               208,498          192,904           (3,611)
                                    ---------        ---------        ---------
                                    $(461,885)       $ 131,915        $  39,066
                                    =========        =========        =========

      Components of the Company's consolidated deferred income tax liabilities and assets are as follows (in thousands):

                                                           At December 31,
                                                        1998             1997
                                                     ---------        ---------
Deferred tax liabilities:
  Depletion of the cost of land
     and mining claims                               $ (91,589)       $ (64,599)
  Net undistributed earnings
     from subsidiaries                                 (56,033)         (16,913)
  Capitalized mining costs                             (65,348)         (83,049)
  Capitalized interest                                 (17,228)         (13,046)
  Accelerated tax depreciation                              --          (65,261)
  Mine development costs                                    --          (35,137)
  Other                                                 (1,151)          (1,260)
                                                     ---------        ---------
     Deferred tax liabilities                        $(231,349)       $(279,265)
                                                     ---------        ---------
Deferred tax assets:
  Exploration costs                                    101,981           99,652
  Depreciation                                          81,623               --
  Alternative minimum tax credit
     carry forward                                      52,983           46,684
  Capitalized inventory costs                           34,863            4,915
  Foreign tax credit carry forward                      12,701               --
  Remediation and reclamation costs                     24,633           40,875
  Mine development costs                                22,399               --
  Net operating loss carry forwards                     16,046           27,670
  Retiree benefit costs                                 15,504           19,621
  Sale/leaseback transaction, net                        6,878           10,029
  Deferred gain on interest rate hedges                  2,386            2,426
  Relocation/reorganization costs                        1,285            1,876
  Other                                                  7,463            7,480
                                                     ---------        ---------
                                                       380,745          261,228
  Valuation allowance for
     deferred tax assets                               (41,800)         (15,400)
                                                     ---------        ---------
  Net deferred tax assets                              338,945          245,828
                                                     ---------        ---------
  Net deferred tax assets (liabilities)              $ 107,596        $ (33,437)
                                                     =========        =========

      Primarily based on estimates of future sources of taxable income, the Company believes that it, more likely than not, will utilize $338.9 million of the $380.7 million of deferred income tax assets at December 31, 1998. This estimate reflects a valuation allowance of $41.8 million.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9  DEBT

LONG-TERM DEBT

Long-term debt consists of (in thousands):

                                                         At December 31,
                                                  1998                 1997
                                               -----------          -----------
Sale-leaseback of refractory
   ore treatment plant                         $   343,339          $   349,134
Credit facility                                    385,000              316,000
838% debentures, net                               199,889              199,866
858% notes                                         150,000              150,000
Medium-term notes                                   42,000               42,000
Project financing                                  128,478              165,711
                                               -----------          -----------
                                                 1,248,706            1,222,711
Current maturities                                 (47,575)             (43,301)
                                               -----------          -----------
                                               $ 1,201,131          $ 1,179,410
                                               ===========          ===========

      Scheduled minimum long-term debt repayments are $47.6 million in 1999, $26.1 million in 2000, $25.9 million in 2001, $564.8 million in 2002, $39.3 million in 2003 and $545.0 million thereafter. The Company may accelerate credit facility repayments, depending on available operating cash flow.

SALE-LEASEBACK OF THE REFRACTORY ORE
TREATMENT PLANT

In September 1994, the Company entered into a sale and leaseback agreement for its refractory ore treatment plant located in Carlin, Nevada. The transaction was accounted for as debt and the cost of the refractory ore treatment plant was recorded as a depreciable asset. The lease term is 21 years and aggregate future minimum lease payments, which include interest, as of December 31, 1998 and 1997 were $578.8 million and $608.5 million, respectively. Payments began in January 1996 and are $29.7 million annually in 1999 through 2004. The lease includes purchase options during and at the end of the lease at predetermined prices. The interest rate on this sale-leaseback transaction is 6.36%. Because this asset is specialized, it is not practicable to estimate the fair value of this debt.

In connection with this transaction, the Company entered into certain interest rate hedging contracts that were settled for a gain of $11 million, which is recognized as a reduction of interest expense over the term of the lease. Including this gain, the effective interest rate on the transaction is 6.15%.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CREDIT FACILITIES

On June 11, 1997, the Company entered into a $1.0 billion revolving credit facility with a consortium of banks, replacing separate credit facilities held by NGC and Santa Fe. As of December 31, 1998, $385 million was outstanding under the credit facility, which expires in June 2002. Interest rates are variable, can be fixed for up to six months at the option of the Company and are subject to adjustment if changes in the Company's long-term debt ratings occur. As of and for the year ended December 31, 1998, the interest rate was 5.8%. An annual facility fee, currently 0.1%, is required based on the lenders total commitment. The fair value of amounts outstanding under the credit facility at December 31, 1998 approximated the related carrying amount.

      The credit facility contains certain covenants, including limitations on aggregate consolidated indebtedness (including guarantees) to 60% of total capitalization, requirements for $1.0 billion of minimum consolidated tangible net worth and limitations on incurrence of liens, fundamental business changes and transactions with affiliates.

8 3/8% DEBENTURES

Unsecured debentures in an aggregate principal amount of $200 million maturing July 1, 2005 bearing an annual interest rate of 8.375% were outstanding at December 31, 1998 and 1997. The debentures were issued by Santa Fe and subsequent to the merger are guaranteed by NGC. The debentures were priced at 99.928% to yield 8.386% and are not redeemable prior to maturity. The costs related to the issuance of the debentures were capitalized and are amortized to interest expense over the term of the debentures. Using prevailing interest rates on similar instruments, the fair value of these debentures was approximately $204.9 million and $213.3 million at December 31, 1998 and 1997, respectively.

8 5/8% NOTES

Unsecured notes with a principal amount of $150 million due April 1, 2002 bearing an annual interest rate of 8.625% were outstanding at December 31, 1998 and 1997. Interest is payable semi-annually in April and October and the notes are not redeemable prior to maturity. Using interest rates prevailing on similar instruments at December 31, 1998 and 1997, the estimated fair value of this debt was $154.4 million and $159.6 million, respectively.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


MEDIUM-TERM NOTES

Unsecured notes totaling $42 million were outstanding as of December 31, 1998 and 1997, with a weighted average fixed interest rate of 7.75% and maturing on various dates ranging from mid-1999 to late 2004. Interest is payable semi-annually in March and September and the notes are not redeemable prior to maturity. Using interest rates prevailing on similar instruments at December 31, 1998 and 1997, the estimated fair value of these notes was $42.2 million and $43.2 million, respectively.

PROJECT FINANCINGS

Minera Yanacocha

Minera Yanacocha issued debt through the sale of $100 million 8.4% 1997 Series A Trust Certificates (Certificates) to various institutional investors. At December 31, 1998 and 1997, $94 million and $98 million was outstanding under the financing. Interest on the Certificates is fixed at 8.4% and repayments are required quarterly through 2004. The fair value of the Certificates was $91.8 million at December 31, 1998, and approximated the related carrying amount at December 31, 1997.

      Minera Yanacocha also had $9.9 million and $23.8 million outstanding under loans with the International Finance Corporation (IFC) and with Deutsche Investitions und Entwicklungsgesellschaft mbH (DEG) at December 31, 1998 and 1997, respectively. The IFC and DEG loans mature in 2000, and interest rates on a portion of the loans are variable, ranging from 2.88% to 3.25% over LIBOR. A portion of the IFC loan is subject to an interest rate premium (not to exceed 2.5%) when the average realized gold price exceeds $370 per ounce. Interest rates on a portion of the DEG loan are fixed at 9.3%. Weighted average interest rates on the IFC and DEG loans were 9.1% as of and for the years ended December 31, 1998 and 1997, and the fair value of the fixed-rate portion of such loans approximated carrying value.

      All Minera Yanacocha debt (non-recourse to its shareholders) is secured by certain restricted funds and substantially all of Minera Yanacochas property, plant and equipment.

Zarafshan-Newmont

The Company, through a wholly-owned subsidiary, is a 50% participant in the Zarafshan-Newmont Joint Venture in the Republic of Uzbekistan. The other 50% participants are two Uzbekistan government entities.

      As of December 31, 1998, Zarafshan-Newmont had $49.3 million outstanding under a project financing loan secured by the assets of the project. The loan is to be repaid in semi-annual installments until 2001. The average interest rate is between 3.9 and 4.25 percentage points over the three-month LIBOR. The weighted average interest rates for 1998 and 1997 were 9.5% and 9.6%, respectively, and the interest rates at December 31, 1998 and 1997 were 9.2% and 9.7%, respectively. The carrying amount of the loan is estimated to approximate its fair market value.

      Until defined completion tests have been satisfied, the Company has guaranteed payment of certain amounts due under the loan, which totaled $23.8 million at December 31, 1998, and the Uzbek partners have guaranteed payment of the balance. After satisfaction of the completion tests, the loan becomes non-recourse to Zarafshan-Newmont partners. The lenders have agreed to extend the completion test date to April 2000.

SHORT-TERM DEBT

The Company's short-term debt at December 31, 1997 consisted of bank debt with a weighted average interest rate of approximately 7% that was repaid in 1998.

CAPITALIZED INTEREST

Capitalized interest was $13.7 million, $15.6 million and $16.6 million in 1998, 1997 and 1996, respectively.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 STOCKHOLDERS EQUITY

COMMON STOCK OFFERINGS

As discussed in Note 1, NMC issued 10.7 million shares of common stock in conjunction with the acquisition of NGCs minority interest on October 7, 1998.

      In January 1996, NMC issued 4.65 million shares of common stock for $51.87 per share under an existing shelf registration statement with the Securities and Exchange Commission. Proceeds of $241.3 million were used to fund the Company's operations.

DIVIDENDS

The Company paid dividends of $0.12 per common share in 1998, $0.39 per share in 1997 and $0.48 per share in 1996. Santa Fe paid dividends of $0.05 per Santa Fe common share in 1996.

PREFERRED SHARE PURCHASE RIGHTS

Each share of NMCs common stock carries one Preferred Share Purchase Right
(PSPR) that expires in September 2000 unless earlier redeemed. Each PSPR entitles the holder to purchase from NMC one five- hundredth of a share of NMC participating preferred stock for $150 (subject to adjustment). Until exercised, holders of PSPRs have no stockholder rights. The PSPRs become exercisable only if a defined acquiring person has acquired 15% or more of NMC common stock or has begun a tender or exchange offer that would result in such person owning 15% or more of NMC common stock. If such events occur, PSPR holders will have a right to receive, upon exercise, NMC common stock (or in certain circumstances common stock of the acquiring company) having a value equal to two times the purchase price of the PSPR. NMC may redeem the PSPRs for $0.01 each prior to an announcement that a defined acquiring person exists.

NOTE 11 STOCK OPTIONS

EMPLOYEE STOCK OPTIONS

Under the Company's stock option plans, options to purchase shares of stock have been granted to key employees generally at the fair market value of such shares on the date of grant. The options under these plans generally vest over a two-year period (except for certain options granted to key employees, which vest over a four-year period) and are exercisable over a period not exceeding ten years. At December 31, 1998, 1,859,851 shares were available for future grants under the Company's plans. In conjunction with the merger with Santa Fe, 566,000 shares were authorized for issuance in connection with outstanding Santa Fe stock options that were assumed by NMC.

      In 1994, 1993 and 1992, certain key executives were granted options that, although the exercise price was generally equal to the fair market value on the date of grant, cannot be exercised when otherwise vested unless the market price of NMCs common stock is a defined amount above the option exercise price. In addition, the same executives were granted options in 1994, 1993 and 1992 having exercise prices in excess of the fair market value on the date of grant. Generally, these key executive options vest over a period of one to five years and are exercisable over a ten-year period. At December 31, 1998, 503,354 of these options were outstanding.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



      The following table summarizes annual total stock option activity for each of the three years in the period ended December 31:

                                                           1998                      1997                       1996
                                                  -----------------------    -----------------------    -----------------------
                                                  Weighted                   Weighted                  Weighted
                                                  Average                     Average                   Average
                                                   Number       Exercise      Number      Exercise       Number      Exercise
                                                  of Shares      Price       of Shares      Price       of Shares      Price
                                                  ---------   -----------    ---------   -----------    ---------   -----------
Outstanding at beginning of year                  4,068,828   $        41    3,063,087   $        43    2,719,682   $        38
Granted                                           2,257,583   $        26    1,602,802   $        35    1,216,916   $        49
Exercised                                            (8,502)  $        30     (439,363)  $        31     (666,164)  $        37
Forfeited                                          (364,941)  $        37     (157,698)  $        47     (207,347)  $        38
                                                   --------   -----------    ---------   -----------    ---------   -----------
Outstanding at end of year                        5,952,968   $        35    4,068,828   $        41    3,063,087   $        43
Options exercisable at year end                   2,644,156   $        44    1,944,027   $        43    1,320,799   $        40
                                                  =========   ===========    =========   ===========    =========   ===========
Weighted average fair value of
   options granted during the year                $   18.34                  $   14.31                  $   18.46


      The following table summarizes information about stock options outstanding at December 31, 1998 with exercise prices equal to the fair market value on the date of grant and no restrictions on exercisability after vesting:

                             Options Outstanding           Options Exercisable
                 ---------------------------------------   -------------------
                                 Weighted       Weighted                Weighted
                                  Average        Average                Average
   Range of        Number        Remaining      Exercise    Number      Exercise
Exercise Prices  Outstanding  Contractual Life   Price     Exercisable   Price
---------------  -----------  ----------------  --------   -----------   -----
   $21 to $29     2,250,682       9.4 years     $    26        83,333   $   29
   $30 to $35       734,054       8.2 years     $    32       386,977   $   32
   $37 to $44     1,662,317       7.3 years     $    39     1,104,571   $   39
   $45 to $59       802,561       7.3 years     $    54       802,561   $   54
                  ---------                     -------     ---------   ------
   $21 to $59     5,449,614       8.3 years     $    36     2,377,442   $   43

      Information about all other stock options outstanding at December 31, 1998 is summarized below:

                                                                             Options Outstanding             Options Exercisable
                                                                 ----------------------------------------  ------------------------
                                                                                   Weighted        Weighted               Weighted
                                                   Range of                         Average        Average                 Average
                                                   Exercise        Number          Remaining      Exercise   Number       Exercise
Type of Option                                      Prices        Outstanding   Contractual Life   Price   Exercisable     Price
--------------                                     ---------     ------------   ----------------  -------  -----------    ---------
Options with exercise prices in excess of the
  fair market value on the date of the grant      $40 to $56       266,714         4.5 years       $   50   266,714       $   50
Options that cannot be exercised until the
  market price exceeds a fixed amount above
  the exercise price                              $30 to $41       236,640         4.8 years       $   37        --       $   --

      The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized for its stock options. Had compensation cost for the options been determined based on fair value at grant dates in 1998, 1997 and 1996, as prescribed by SFAS No. 123, the Company's net income and earnings per share would have been the pro forma amounts indicated below:

                                                  Years Ended December 31,
                                              1998          1997         1996
                                          -----------   -----------  -----------
Net income (loss) (000)
  As reported                             $  (393,383)  $    68,377  $    98,601
  Pro forma                               $  (406,484)  $    57,540  $    93,057
Net income (loss) per
  share, basic and diluted
  As reported                             $     (2.47)  $      0.44  $      0.63
  Pro forma                               $     (2.56)  $      0.37  $      0.60
                                          -----------   -----------  -----------

      For purposes of determining the pro forma amounts, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for 1998, 1997 and 1996, respectively: weighted average risk-free interest rates of 4.5%, 5.8% and 6.1%; dividend yield of 0.5% for 1998 and 1% for the other periods; expected lives of six years for 1998 and five years for the other periods; and volatility of 85%, 40% and 35%, respectively.

      Compensation costs included in the pro forma amounts reflect only fair values of options granted after January 1, 1995. These amounts may not be indicative of actual results had the Company used fair-value-based accounting for stock options.

OTHER STOCK-BASED COMPENSATION

In 1997, the Company adopted an intermediate term incentive plan (ITIP) under which restricted stock may be granted to certain key employees. These shares are granted upon achievement of certain financial and operating thresholds at fair market value on the grant date. ITIP stock grants are subject to certain restrictions related to ownership and transferability that currently lapse two years from the date of the grant. In 1998, 31,705 shares of restricted stock were issued under ITIP, of which 28,052 shares remain outstanding at December 31, 1998. Also in 1998, the Company awarded 10,643 shares of restricted stock to certain key executives. Compensation expense recorded for these grants was $1.2 million and $0.8 million in 1998 and 1997, respectively.

NOTE 12  EMPLOYEE PENSION AND OTHER BENEFIT PLANS

For the year ended December 31, 1998, the Company adopted SFAS No. 132, Employers Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132 revises employers pension and other postretirement benefit plan disclosures but does not change measurement or recognition associated with these plans. It standardizes disclosure requirements for pensions and other postretirement benefits to the extent practicable.

PENSION PLANS

The Company's pension plans include: (1) three qualified non-contributory defined benefit plans (for salaried employees and substantially all domestic hourly employees); (2) two non-qualified supplemental plans (for salaried employees whose benefits under the qualified plan are limited by federal legislation); and (3) a non-qualified cash balance international plan (for select employees who are not eligible to participate in the U.S.-based plans because of citizenship). The vesting period for each plan is five years of service. The plans benefit formulas are based on an employees years of credited service and either (1) such employees last five years average pay (salaried plan), (2) a percentage of annual pay (international plan) or (3) a flat dollar amount adjusted by a service-weighted multiplier (hourly plan).

      Pension costs are determined annually by independent actuaries and pension contributions to the qualified plans are made based on funding standards established under the Employee Retirement Income Security Act of 1974.

OTHER BENEFIT PLANS

The Company provides defined medical benefits to qualified retirees (and to their eligible dependents) who were salaried employees and defined life insurance benefits to qualified retirees who were salaried employees. In general, participants become eligible for these benefits upon retirement directly from the Company if they are at least 55 years old and the combination of their age and years of service with the Company equals 75 or more. Beginning in 1998, these plans included former Santa Fe employees who were previously covered under separate contributory medical and noncontributory life insurance plans.

      Defined medical benefits cover most of the reasonable and customary charges for hospital, surgical,

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


diagnostic and physician services and prescription drugs. Life insurance benefits are based on a percentage of final base annual salary and decline over time after retirement commences.

      The following tables provide a reconciliation of changes in the plans benefit obligations and assets fair values over the two-year period ended December 31, 1998, and a statement of the funded status as of December 31 of both years (in thousands):

                                                  Pension Benefits         Other Benefits
                                                  1998        1997        1998        1997
                                                ---------   ---------   ---------   ---------
Change in Benefit Obligation:
  Benefit obligation at beginning of year       $ 118,099   $  96,465   $  42,898   $  31,013
  Service cost-benefits earned during the year      7,023       6,529       3,604       2,908
  Interest cost                                     8,122       7,435       2,961       2,317
  Amendments                                           --           5          --       4,998
  Actuarial (gain)/loss                             4,775      12,827       1,785       2,692
  Curtailment                                          --      (1,867)         --          --
  Special benefits                                     --         899          --          --
  Benefits paid                                    (4,609)     (4,194)     (1,205)     (1,030)
                                                ---------   ---------   ---------   ---------
  Benefit obligation at end of year             $ 133,410   $ 118,099   $  50,043   $  42,898
                                                =========   =========   =========   =========
Change in Fair Value of Assets:
  Fair value of assets at beginning of year     $ 108,585   $  97,784   $      --   $      --
  Adjustment to fair value of assets                  287      (1,657)         --          --
  Actual return on plan assets                      8,064      15,409          --          --
  Employer contributions                            2,173       1,243       1,205       1,030
  Benefits paid                                    (4,609)     (4,194)     (1,205)     (1,030)
                                                ---------   ---------   ---------   ---------
  Fair value of assets at end of year           $ 114,500   $ 108,585   $      --   $      --
                                                =========   =========   =========   =========
  Funded status                                 $ (18,910)  $  (9,514)  $ (50,043)  $ (42,898)
  Unrecognized prior service cost                   1,565       1,679       3,246       3,476
  Unrecognized net loss (gain)                     10,573       5,340      (1,936)     (2,706)
  Unrecognized net obligation (asset)                 288         203          --          --
                                                ---------   ---------   ---------   ---------
  Accrued cost                                  $  (6,484)  $  (2,292)  $ (48,733)  $ (42,128)
                                                =========   =========   =========   =========

      In connection with the Santa Fe merger, the Company's projected pension benefit obligation increased $0.9 million for special pension benefits to certain key executives and decreased $1.9 million for curtailment resulting from the reduction in workforce. At December 31 of both years, the Company's hourly pension plan was the only qualified pension plan with an accumulated benefit obligation (ABO) in excess of plan assets. This plans ABO was $13.7 million and $11.5 million at December 31, 1998 and 1997, respectively, while the fair value of plan assets was $11.3 million and $10.0 million as of the same dates. Assets in qualified plans consist of stocks, bonds and cash.

      The Company's non-qualified pension plans and postretirement benefit plans have ABOs in excess of plan assets. The ABO was $4.4 million and $3.9 million for supplemental pension plans and $50.0 million and $42.9 million for postretirement benefit plans, at December 31, 1998 and 1997, respectively. The Company maintains trusts to fund these benefits.

      The trust maintained to fund the supplemental pension plan also funds death benefits for officers of the Company. This trust is funded at the discretion of the Company and had a balance, which approximated market value, of $1.5 million at December 31, 1998 and $1.7 million at December 31, 1997. The trust used to fund postretirement benefits, which can also be used to pay other employee benefits, had assets with a market value of $0.7 million and $1.3 million at December 31, 1998 and 1997, respectively.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The following table provides amounts recognized in the consolidated balance sheets as of December 31 (in thousands):

                                                            Pension Benefits           Other Benefits
                                                           1998         1997         1998         1997
                                                        ----------   ----------   ----------   ----------
Amounts recognized in the consolidated balance sheets:
  (Accrued) benefit cost                                $  (13,374)  $   (9,189)  $  (48,733)  $  (42,128)
  Intangible asset                                           3,427        3,151           --           --
  Accumulated other comprehensive income                     3,463        3,746           --           --
                                                        ----------   ----------   ----------   ----------
  Net amount recognized                                 $   (6,484)  $   (2,292)  $  (48,733)  $  (42,128)
                                                        ==========   ==========   ==========   ==========

      In accordance with the provisions of SFAS No. 87, an adjustment was required to reflect a minimum liability for the supplemental pension plan in 1998, 1997 and 1996. As a result of such adjustment, an intangible asset was recorded and (to the extent the minimum liability adjustment exceeded the unrecognized net transition liability) stockholders equity was reduced $2.3 million, $2.2 million and $2.2 million (net of related deferred income tax benefits) at December 31, 1998, 1997 and 1996, respectively. The following table provides components of net periodic pension benefit cost for the indicated fiscal years (in thousands):

                                                         Pension Benefits              Other Benefits
                                                  ---------------------------------------------------------
                                                    1998      1997      1996      1998      1997      1996
                                                  -------   -------   -------   -------   -------   -------
Components of net periodic pension benefit cost:
  Service cost                                    $ 7,023   $ 6,529   $ 5,590   $ 3,604   $ 2,908   $ 2,845
  Interest cost                                     8,122     7,435     6,342     2,961     2,317     2,017
  Expected return on plan assets                   (9,093)   (7,895)   (7,195)       --        --        --
  Amortization of prior service cost                  119       119        31       232        --        --
  Amortization of loss/(gain)                         280       297       424       (12)     (302)     (299)
  Amortization of net obligation (asset)              (86)      (86)      (85)       --      (235)     (119)
                                                  -------   -------   -------   -------   -------   -------
      Total net periodic pension benefit cost     $ 6,365   $ 6,399   $ 5,107   $ 6,785   $ 4,688   $ 4,444
                                                  =======   =======   =======   =======   =======   =======


      For the pension plans, prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants. Postretirement benefits other than pensions are accrued during an employees service to the Company.

      Assumptions used in measuring the Company's benefit obligation were as follows:

                                              Pension               Other
                                              Benefits             Benefits
                                          -------------------------------------
                                          1998       1997       1998       1997
                                          ----       ----       ----       ----
Weighted-average assumptions
  as of December 31:
  Discount rate                           6.75%      7.00%      6.75%      7.00%
  Expected return on
    plan assets                           9.00%      9.00%       N/A        N/A
  Rate of compensation
    increase                              4.00%      4.00%      4.00%      4.00%
                                          ----       ----       ----       ----

      The assumed health care cost trend rates to measure the expected cost of benefits at December 31, 1998 start at a 6% annual increase for coverage before age 65 and a 5% annual increase for coverage after age 64. The assumed health care cost trend rates to measure the expected cost of benefits at December 31, 1997 start at a 7% annual increase for coverage before age 65 and a 6% annual increase for coverage after age 64. These rates were assumed to decrease one percentage point each year until a 5% annual rate of increase was reached and assumed thereafter.

      Assumed health care cost trend rates have a significant effect on amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

                                                     1%              1%
                                                  Increase        Decrease
                                                  --------        -------
Effect on total of service and interest
  cost components of net periodic
  postretirement health care benefit cost         $  1,150        $  (950)
Effect on the health care component
  of the accumulated postretirement
  benefit obligation                              $  7,300        $(6,000)

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SAVINGS PLANS

The Company has two qualified defined contribution savings plans, one that covers salaried employees and another that covers substantially all hourly employees. In addition, the Company has a non-qualified supplemental savings plan for salaried employees whose benefits under the qualified plan are limited by federal regulations. Prior to 1998, the Company also had a qualified defined contribution savings plan that covered salaried employees of Santa Fe. At January 1, 1998 this plan was combined with NMCs salaried plan.

      When an employee meets eligibility requirements, the Company matches 100% of employee contributions of up to 6% and 4% of base salary for the salaried and hourly plans, respectively. Employees covered by the Santa Fe plan received matching contributions up to 4% of base salary and eligible hourly employees also received an employer contribution equal to 2% of before-tax eligible compensation.

      The Company's matching contributions under these plans were $8.7 million, $8.9 million and $8.2 million in 1998, 1997 and 1996, respectively.

NOTE 13 DIVIDENDS, INTEREST AND OTHER

Included in Dividends, interest and other were $8.3 million, $6.5 million and $3.1 million in 1998, 1997 and 1996, respectively, for recoveries from business interruption insurance. Also included in 1997 was a gain of $23.7 million related to closing Santa Fe put and call option contracts.

NOTE 14 WRITE-DOWN OF ASSETS

As a result of a prolonged period of low gold prices, the Company adjusted the carrying value of certain long-lived assets to their estimated fair values resulting in an impairment loss of $614.9 million ($424.7 million net of tax). The write-down included $587.6 million for Nevada operations (primarily at former Santa Fe properties), $13.4 million for certain Santa Fe exploration properties and $13.9 million for other investments (including $7.2 million at the Mesquite mine). The write-down related to Property, plant and mine development ($528 million), ore-in-stockpiles inventory ($67 million), materials and supplies inventory ($13 million) and Other long-term assets ($7 million).

NOTE 15 SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided by operating activities includes the following cash payments (in thousands):

                                                      Year Ended December 31,
                                                     1998      1997      1996
                                                   --------  --------  --------
Income taxes, net of refunds                       $ 52,695  $ 46,671  $ (9,708)
Interest, net of amounts
  capitalized                                      $ 80,903  $ 76,711  $ 55,644
                                                   --------  --------  --------

      As described in Note 1, in October 1998, NMC acquired the remaining 6.25% interest in NGC. This transaction (accounted for under the purchase method of accounting) resulted in non-cash increases to: stockholders equity ($259 million), Investment in Batu Hijau ($122 million), Property, plant and mine development ($85 million), deferred income tax liability ($54 million); and a non-cash decrease to minority interest ($107 million).

      The following reflects non-cash adjustments recorded on January 1, 1997 for the Minera Yanacocha transaction described in Note 4 (in thousands):

Assets
  Inventories                                                         $   15,661
  Other current assets                                                    28,848
                                                                      ----------
    Current assets                                                        44,509
  Property, plant and mine development, net                              106,308
  Other long-term assets                                                   1,887
                                                                      ----------
    Total assets                                                      $  152,704
                                                                      ==========
Liabilities

  Current portion of long-term debt                                   $   14,256
  Other current liabilities                                               31,190
                                                                      ----------
    Current liabilities                                                   45,446
  Long-term debt                                                          24,244
  Other long-term liabilities                                             15,520
                                                                      ----------
    Total liabilities                                                 $   85,210
                                                                      ==========

      In connection with the Minera Yanacocha acquisition described above, the Company recorded $59.8 million in Property, plant and mine development representing the excess of the cost to purchase the additional interest over the net book value of such interest.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      As described in Note 3, in July 1996, the Company began accounting for its 45% interest in Batu Hijau as an equity investment. Related non-cash adjustments were as follows (in thousands):

                                                             Increase (decrease)
                                                             ------------------
Assets
  Other current assets                                               $     (849)
  Property, plant and mine development, net                             (43,936)
  Investment in Batu Hijau                                               (3,607)
Liabilities
  Accounts payable                                                          182
                                                                     ----------
    Total                                                            $  (48,210)
                                                                     ==========

      In 1998 and 1996 the Company retired mostly fully depreciated property, plant and mine development with an original cost of $50 million and $77 million, respectively, which is not reflected in the statements of consolidated cash flows.

      In 1997 and 1996, the Company recognized income tax benefits of $12.9 million and $6.0 million, respectively, resulting from the resolution of certain tax issues associated with prior years.

NOTE 16 SEGMENT AND RELATED INFORMATION

In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information that established standards for reporting information about operating segments. SFAS No. 131 also established standards for related disclosures about products and services, geographic areas and major customers. Information for 1997 and 1996 has been restated to conform to this standard.

      The Company predominantly operates in a single industry as a worldwide corporation engaged in gold production, exploration for gold and acquisition of gold properties. The Company has operations in the United States, Mexico, Peru, Indonesia and Uzbekistan and its reportable segments are based on the geographic location of these operations. Earnings from operations do not include general corporate expenses, interest (except project-specific interest) or income taxes (except for equity investments).

      Financial information relating to the Company's consolidated segments is as follows (in millions):

                                                                          YEAR ENDED DECEMBER 31, 1998
                                           ---------------------------------------------------------------------------------------
                                           North American     Minera                      Zarafshan
                                             Operations     Yanacocha*     Minahasa        Newmont        Other       Consolidated
                                           --------------   ----------    ----------     ----------     ----------     ----------
Sales                                        $    909.7     $    392.5    $     96.6     $     55.1     $       --     $  1,453.9
Interest income                                      --            3.2           0.2             --            4.4            7.8
Interest expense                                    0.4            9.0            --            5.1           64.3           78.8
Depreciation and amortization                     192.3           59.6          20.1           11.3            5.8          289.1
Pre-tax income (loss) before minority
  interest, equity income (loss) and
  cumulative effect of a change in
  accounting principle                           (511.2)         177.1          41.2           (0.5)        (168.5)        (461.9)
Cumulative effect of a change in
  accounting principle                            (10.6)            --          (1.5)          (2.5)         (18.3)         (32.9)
Significant non-cash items:
  Amortization of capitalized mining               48.4             --           4.2             --             --           52.6
  Write-down of assets                            594.8             --            --             --           20.1          614.9
Capital expenditures                              112.0           82.5           6.4            0.9           14.2          216.0
Total assets at December 31, 1998            $  1,811.8     $    500.2    $    147.2     $    122.3     $    605.3     $  3,186.8
                                             ----------     ----------    ----------     ----------     ----------     ----------

*Not reduced for minority interest

                                                                        Year Ended December 31, 1997
                                        ----------------------------------------------------------------------------------------
                                        North American    Minera                     Zarafshan
                                         Operations     Yanacocha*      Minahasa       Newmont         Other        Consolidated
                                        ------------   ------------   ------------   ------------   ------------    ------------
Sales                                   $    1,075.2   $      344.3   $       83.1   $       70.2   $         --    $    1,572.8
Interest income                                   --            4.2            0.1             --           10.3            14.6
Interest expense                                 0.3            6.2             --            6.9           63.7            77.1
Depreciation and amortization                  192.4           41.7           18.3           11.9            1.5           265.8
Pre-tax income (loss) before minority
  interest, equity income (loss) and
  cumulative effect of a change in
accounting principle                           223.5          190.1           25.5            8.7         (315.9)          131.9
Amortization of capitalized mining              55.3             --             --             --             --            55.3
Capital expenditures                           249.8          113.7           24.2            5.6           21.8           415.1
Total assets at December 31, 1997       $    1,605.5   $      350.6   $      179.5   $      137.1   $    1,341.3    $    3,614.0
                                        ------------   ------------   ------------   ------------   ------------    ------------

*Not reduced for minority interest

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                     Year Ended December 31, 1996
                                          ---------------------------------------------------------------------------------
                                         North American                      Zarafshan
                                           Operations        Minahasa          Newmont          Other          Consolidated
                                          ------------     ------------     ------------     ------------      ------------
Sales                                     $      995.1     $       48.0     $       62.6     $         --      $    1,105.7
Interest income                                     --               --              1.4              7.4               8.8
Interest expense                                    --               --              7.5             51.1              58.6
Depreciation and amortization                    184.4              8.7             10.8              0.2             204.1
Pre-tax income (loss) before minority
   interest, equity income (loss) and
   cumulative effect of a change in
accounting principle                             218.2             11.4             15.3           (205.8)             39.1
Capital expenditures                      $      454.4     $       27.4     $        7.3     $       58.7      $      547.8
                                          ------------     ------------     ------------     ------------      ------------

      Financial information relating to the Company's equity investments was as follows (in millions):

                                                                                                          1996
                                                             1998               1997           ------------------------------
                                                             Batu               Batu              Batu             Minera
                                                             Hijau              Hijau             Hijau           Yanacocha
                                                           ----------        ----------        ----------        ------------
For the years ended December 31:
Sales                                                      $      --         $      --         $      --         $   313.9
Interest income                                                   --                --                --               2.3
Interest expense                                                  --                --                --               3.7
Depreciation and amortization                                    0.1               0.1                --              24.6
Net income (loss) before cumulative effect of a change
  in accounting principle                                      (26.8)             (2.4)             (1.6)            132.0**
Cumulative effect of a change in accounting principle          (49.3)               --                --                --
Capital expenditures                                           873.6             257.7              78.3              45.1
At December 31,
  Total Assets                                             $ 1,351.4         $   502.5               N/A               N/A
                                                           ---------         ---------         ---------         ---------

** Excludes intercompany charges. Reported net income was $124.7 million.

     Equity income (loss) of affiliated companies was $(9.2) million in 1998 (based on 56.25% of the Batu Hijau loss, after elimination of approximately ~$11 million of intercompany interest) and $50.2 million in 1996 (based on 38% of Minera Yanacocha earnings). Equity losses for Batu Hijau for 1997 and 1996 were included in Exploration expense. In 1996, the Company received $29.6 million in dividends related to its interest in Minera Yanacocha.

     Revenues from export and domestic sales were as follows (in millions):

                                    For the Years Ended December 31,
                              ----------------------------------------------
                                  1998             1997             1996
                              ------------     ------------     ------------
Europe                        $    1,382.0     $    1,498.0     $      749.4
United States                          7.2              6.0            341.3
Other                                 64.7             68.8             15.0
                              ------------     ------------     ------------
                              $    1,453.9     $    1,572.8     $    1,105.7
                              ============     ============     ============

     Long-lived assets in the United States and other countries are as follows (in millions): As of December 31:

                                             1998             1997
                                        ------------     ------------
United States                           $    1,849.7     $    2,205.6
Indonesia                                      394.1            269.0
Other                                          429.9            498.0
                                        ------------     ------------
                                        $    2,673.7     $    2,972.6
                                        ============     ============

     The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 1998, sales to two customers totaled $869 million and $239 million or 61% and 17% of total sales, respectively. In 1997, sales to one customer totaled $897 million or 57% of total sales. In 1996, sales to one customer accounted for $213 million or 19% of total sales.

NOTE 17 ACCOUNTING CHANGE

As described in Note 1, the Company adopted SOP 98-5 effective January 1, 1998. The change resulted in expensing certain costs incurred in the start-up phase of a project. The quarters ended March 31, June 30, and September 30, 1998 were restated to reflect the accounting change, which totaled $5.0 million (net of tax and minority interest) for the year (see Note 19). Previously capitalized start-up costs (incurred prior to January 1, 1998) of $32.9 million (net of tax and minority interest) were reflected as the cumulative effect of the accounting change and included approximately $18 million for Batu Hijau and $11 million for Nevada operations.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18 COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL OBLIGATIONS

The Company(1)s mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company cannot predict such future expenditures.

     Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. At December 31, 1998 and 1997, $56.0 million and $45.6 million, respectively, were accrued for reclamation and remediation costs relating to currently producing mineral properties.

     Certain appeals have been filed with the Department of Interior Board of Land Appeals in conjunction with the Twin Creeks Environmental Impact Statement and the Lone Tree Mine Plan of Operations. These appeals seek to impose mitigation and other conditions on the mine operations. The Company has intervened and does not believe that such appeals have merit. An unfavorable outcome of such appeals, however, could result in additional conditions on operations that may have a material adverse effect on the Company(1)s financial position or results of operations.

     In addition, the Company is involved in several matters concerning environmental obligations associated with former mining activities. Generally, these matters concern developing and implementing remediation plans at the various sites involved. The Company believes that the related environmental obligations associated with these sites are similar in nature with respect to the development of remediation plans, their risk profile and the compliance required to meet general environmental standards. Based upon the Company(1)s best estimate of its liability for these matters, $44.9 million and $52.2 million were accrued for such obligations at December 31, 1998 and 1997, respectively. These amounts are included in Other accrued liabilities and Reclamation and remediation liabilities. Depending upon the ultimate resolution of these matters, the Company believes that it is reasonably possible that the liability for these matters could be as much as 70% greater or 15% lower than the amount accrued at December 31, 1998. The amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time. In 1998, 1997 and 1996, charges related to environmental obligations associated with former mining activities of $4.8 million, $15.0 million and $6.6 million, respectively, were included in Other expenses. In 1997, the Company received $10 million, net of related expenses for the settlement of litigation against certain insurance carriers related to recovery of costs for certain of its remediation activities. These net proceeds were applied against charges taken for changes in estimated future remediation costs.

     Details about certain of the more significant sites involved are discussed below.

IDARADO MINING COMPANY ((3)IDARADO(2))--80.1%-OWNED

In July 1992, the Company and Idarado signed a consent decree with the State of Colorado ((3)State(2)) that was agreed to by the U.S. District Court of Colorado to settle a lawsuit brought by the State under the Comprehensive Environmental Response, Compensation and Liability Act ((3)CERCLA(2)), generally referred to as the (3)Superfund Act.(2) Idarado settled natural resources damages and past and future response costs and provided habitat enhancement work. In addition, Idarado agreed in the consent decree to undertake specified remediation work at its former mining site in the Telluride/Ouray area of Colorado. Remediation work at this property was substantially complete by the end of 1997. If the remediation does not achieve specific performance objectives defined in the consent decree, the State may require Idarado to implement supplemental activities at the site, also as defined in the consent decree. Idarado and the Company have obtained a $9.6 million letter of credit to secure their potential obligations under the consent decree.

RESURRECTION MINING COMPANY ((3)RESURRECTION(2))--100%-OWNED

The Company, Resurrection and other defendants have been named in lawsuits filed by the State of Colorado, under the Superfund Act in 1983 and subsequently consolidated with a lawsuit filed by the U.S. Environmental Protection Agency ((3)EPA(2)) in 1986. These proceedings seek to compel the defendants to remediate the impacts of pre-existing, historic mining activities near Leadville, Colorado that date back to the mid-1800s, which government agencies claim are causing substantial environmental problems in the area.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In 1988 and 1989, the EPA issued administrative orders with respect to one area on the site and the defendants have collectively implemented those orders by constructing a water treatment plant, which was placed in operation in early 1992. The parties are in negotiations regarding remaining remedial work for this area, which primarily consists of environmental monitoring and operating and maintenance activities.

     The parties have entered into a consent decree with respect to the remaining area that apportions liabilities and responsibilities for the site among the various parties. The EPA has approved remedial actions for selected components of Resurrection(1)s portion of the site, which were initiated in 1995. However, the EPA has not yet selected the final remedy for the site. Accordingly, the Company cannot yet determine the full extent or cost of its share of the remedial action that will be required. The government agencies may also seek to recover for damages to natural resources.

DAWN MINING COMPANY ((3)DAWN(2))--51%-OWNED

Dawn leased a currently inactive open-pit uranium mine on the Spokane Indian Reservation in the State of Washington. The mine is subject to regulation by agencies of the U.S. Department of Interior, the Bureau of Indian Affairs and the Bureau of Land Management, as well as the EPA. Dawn also owns a nearby uranium millsite facility.

     In 1991, Dawn(1)s lease was terminated. As a result, Dawn was required to file a formal mine closure and reclamation plan. The Department of Interior has commenced an Environmental Impact Study to analyze Dawn(1)s proposed plan and to consider alternate closure and reclamation plans for the mine. Dawn cannot predict at this time what type of mine reclamation plan may be selected by the Department of Interior. Dawn does not have sufficient funds to pay for the reclamation plan it proposed, for any alternate plan, or for the closure of its mill.

     The Department of Interior previously notified Dawn that when the lease was terminated, it would seek to hold Dawn and the Company (as Dawn(1)s then 51% owner) liable for any costs incurred as a result of Dawn(1)s failure to comply with the lease and applicable regulations. Other government agencies also might attempt to hold the Company liable for future reclamation or remediation work at the mine or millsite. In early 1999, the EPA proposed that the mine be included on the National Priorities List under CERCLA. If asserted, the Company will vigorously contest any such claims. The Company cannot reasonably predict the likelihood or outcome of any future action against Dawn or the Company arising from this matter.

     Dawn has received a license for a mill closure plan that could generate funds to close and reclaim both the mine and the mill.

GUARANTEE OF THIRD PARTY INDEBTEDNESS

The Company guaranteed a former subsidiary(1)s $35.7 million Pollution Control Revenue Bonds, due 2009. The former subsidiary is BHP Copper Inc., formerly known as Magma Copper Company. It is expected that the Company will be required to remain liable on this guarantee as long as the bonds remain outstanding; however, the Company has not been required to pay any of these amounts, nor does it expect to have to pay any in the future.

COMMODITY INSTRUMENTS

In 1996, the Company entered into a forward sales contract that continues through December 2000 for 125,000 ounces of gold per year from its Minahasa property at an average price of $454 an ounce.

OTHER COMMITMENTS AND CONTINGENCIES

Under a 1992 agreement, Barrick Goldstrike Mines Inc. ((3)Barrick(2)), is mining the Post deposit which is located on both companies(1) property and with respect to which both companies share mining costs and de-watering costs. The Company paid $33.0 million and $63.8 million for its share of such costs in 1997 and 1996, respectively. No payments were made in 1998, but payments of approximately $18 million are expected during 1999.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In a 1993 asset exchange, a wholly-owned subsidiary of Santa Fe transferred a coal lease under which the subsidiary had collected advance royalty payments totaling $484 million. Remaining payments under the lease to the transferee total $390 million from 1994 to 2018. In the event of title failure as stated in the lease, this subsidiary has a primary obligation to refund previously collected payments and has a secondary obligation to refund any of the $390 million collected by the transferee, if the transferee fails to meet its refund obligation. The subsidiary has no direct liability to the lessor and has title insurance on the leased coal deposits of $240 million covering the secondary obligation. The Company and the subsidiary regard the circumstances entitling the lessor to a refund as remote. The Company has agreed to maintain the subsidiary(1)s net worth at $108 million until July 1, 2005.

     The Company has minimum royalty obligations on one of its producing mines for the life of the mine. Amounts paid as a minimum royalty (where production royalties are less than the minimum obligation) in any year are recoverable in future years when the minimum royalty obligation is exceeded. Although the minimum royalty requirement may not be met in a particular year, the Company expects that over the mine life, gold production will be sufficient to meet the minimum royalty requirements.

     At December 31, 1998, there were $76.3 million of outstanding letters of credit and surety bonds primarily for bonding reclamation plans and electric supply and reinsurance agreements. The Company has provided investment collateral for $8.5 million of these letters of credit. The remaining $67.8 million represents unsecured letters of credit. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

     The Company is from time to time involved in various legal proceedings of a character normally incident to its business. It does not believe that adverse decisions in any pending or threatened proceeding or that amounts which it may be required to pay by reason thereof will have a material adverse effect on its financial condition or results of operations.

STOCK MARKET INFORMATION (UNAUDITED)

Newmonts common stock is listed and principally traded on the New York Stock Exchange (under the symbol NEM) and is also listed on the Paris Bourse, the Brussels Stock Exchange, the Swiss Stock Exchange and the Lima Stock Exchange. The following table sets forth, for the periods indicated, the high and low sales prices per share of Newmonts common stock as reported on the New York Stock Exchange Composite Tape.

                                       1998                      1997
                               ---------------------     ---------------------
                                 High         Low          High         Low
                               --------     --------     --------     --------
First quarter                  $  31.63     $  23.75     $  47.50     $  38.25
Second quarter                 $  34.88     $  21.75     $  39.88     $  33.50
Third quarter                  $  25.25     $  13.25     $  45.88     $  35.25
Fourth quarter                 $  30.31     $  16.25     $  45.63     $  26.56

      On March 4, 1999, there were approximately 26,064 stockholders of record of Newmonts common stock. A dividend of $0.03 per share of common stock outstanding was declared in each quarter of 1998, or a total of $0.12 per share for such year. In 1997, a dividend of $0.12 per share of common stock outstanding was declared in the first three quarters and $0.03 per share in the fourth quarter, or a total of $0.39 per share for such year. The determination of the amount of future dividends, however, will be made by Newmonts Board of Directors from time to time and will depend on Newmonts future earnings, capital requirements, financial condition and other relevant factors.

                           NEWMONT MINING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 19 UNAUDITED SUPPLEMENTARY DATA

QUARTERLY DATA

The following is a summary of selected quarterly financial information (in millions except per share amounts):

                                                                                         1998
                                                      ---------------------------------------------------------------------------
                                                                         Three Months Ended
                                                      -----------------------------------------------------------     Year Ended
                                                        March 31,        June 30,    September 30,   December 31,    December 31,
                                                      ------------    ------------   ------------    ------------    ------------
Sales                                                 $      378.1    $      374.0   $      349.8    $      352.0    $    1,453.9
Gross profit(1)                                       $       96.2    $       94.8   $       70.4    $       78.5    $      339.9
Net income (loss) before cumulative effect
     of change in accounting principle(2)(3)          $       30.2    $       24.6   $        6.1    $     (421.4)   $     (360.5)
Net income (loss)                                     $       (2.7)   $       24.6   $        6.1    $     (421.4)   $     (393.4)
Net income (loss) before cumulative effect of
     a change in accounting principle per
     common share, basic and diluted                  $       0.19    $       0.16   $       0.04    $      (2.53)   $      (2.27)
Net income (loss) per common share,
        basic and diluted                             $      (0.02)   $       0.16   $       0.04    $      (2.53)   $      (2.47)
Basic weighted average shares outstanding                    156.5           156.5          156.5           166.5           159.0
Dividends declared per NMC common share               $       0.03    $       0.03   $       0.03    $       0.03    $       0.12
Closing price of NMC common stock                     $    30.5625    $     23.625   $      24.25    $      18.25    $      18.25
                                                      ------------    ------------   ------------    ------------    ------------


                                                                                         1997
                                                        -------------------------------------------------------------------------
                                                                         Three Months Ended
                                                        ---------------------------------------------------------     Year Ended
                                                          March 31,      June 30,      September 30,  December 31,   December 31,
                                                        ------------   ------------    ------------   ------------   ------------
Sales                                                   $      355.0   $      421.8    $      383.8   $      412.2   $    1,572.8
Gross profit(1)                                         $      110.5   $      143.9    $      132.2   $      129.9   $      516.5
Net income (loss)(4)                                    $       51.2   $      (64.6)   $       43.1   $       38.6   $       68.4
Net income (loss) per common share, basic and diluted   $       0.32   $      (0.41)   $       0.28   $       0.25   $       0.44
Basic weighted average shares outstanding                      156.1          156.1           156.3          156.5          156.2
Dividends declared per NMC common share                 $       0.12   $       0.12    $       0.12   $       0.03   $       0.39
Closing price of NMC common stock                       $      38.75   $      39.00    $      44.94   $     29.375   $     29.375
                                                        ------------   ------------    ------------   ------------   ------------


(1) Sales less costs applicable to sales and depreciation, depletion and amortization.

(2) In the quarter ended December 31, 1998, the Company adopted SOP 98-5 related to start-up costs, as described in Note 17. The accounting principle was applied retroactively to January 1, 1998, and 1998 quarterly information was restated to reflect a) $32.9 million for the cumulative effect of the change and $0.5 million additional expense, net of tax, in the quarter ended March 31, and b) $1.1 million and $0.8 million additional expense, net of tax, in the quarters ended June 30 and September 30, respectively. The effect of these changes on previously reported information was as follows:


                                                               March 31,                   June 30,              September 30,
                                                        -----------------------    -----------------------   -----------------------
                                                        Originally                 Originally                Originally
                                                         Reported     Restated      Reported     Restated     Reported     Restated
                                                        ----------   ----------    ----------   ----------   ----------   ----------
Gross profit                                            $     95.4   $     96.2    $     94.1   $     94.8   $     69.7   $     70.4
Net income before cumulative effect of a
   change in accounting principle                       $     30.8   $     30.3    $     25.7   $     24.6   $      6.9   $      6.1
Net income (loss)                                       $     30.8   $     (2.7)   $     25.7   $     24.6   $      6.9   $      6.1
Net income before cumulative effect of a
   change in accounting principle
   per common share, basic and diluted                  $     0.20   $     0.19    $     0.16   $     0.16   $     0.04   $     0.04
Net income (loss) per common share, basic and diluted   $     0.20   $    (0.02)   $     0.16   $     0.16   $     0.04   $     0.04
                                                        ----------   ----------    ----------   ----------   ----------   ----------

(3) Included an after-tax charge of $2.6 million for expenses related to the adoption of SOP 98-5 and an after-tax impairment charge of $424.7 million in the quarter ended December 31.

(4) Included an after-tax gain of $14.4 million from the close-out of put and call option contracts in the quarter ended March 31 and an after-tax charge of $109.2 million and $3.1 million for expenses and write-offs associated with the Santa Fe merger (see Note 1) in the quarters ended June 30 and December 31, respectively.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges was (4.0), 2.3, 1.7, 3.6, and 3.3 for the years ended December 31, 1998, 1997, 1996, 1995, and 1994, respectively. Earnings in 1998 were inadequate to cover fixed charges, with a deficiency of $480 million. The Company guarantees certain third party debt; however, it has not been and does not expect to be required to pay any amounts associated with such debt. Therefore, related interest on such debt has not been included in the ratio of earnings to fixed charges.

                           NEWMONT MINING CORPORATION

                              OPERATING STATISTICS
                        FOR THE YEAR ENDED DECEMBER 31,



NORTH AMERICAN MINE PRODUCTION
(Dry Short Tons 000)

                                                 1998                                                    1997
                        -------------------------------------------------------  --------------------------------------------------
                        Average      Mill        Leach                           Average    Mill        Leach
                         Grade*       Ore         Ore        Waste       Total    Grade*     Ore         Ore        Waste    Total
                        -------     -------     -------     -------     -------  -------   -------     -------     -------  -------
NEVADA
Open-Pit Mines
  Carlin Trend:
  Carlin South                        5,973      17,075      25,598      48,646              7,649      27,544      41,312   76,505
  Carlin North-Post                      40           6      11,925      11,971              4,721           7      47,914   52,642
  Carlin North-
    Genesis Complex                     428       7,441      14,924      22,793                612      10,381      26,331   37,324
  Carlin North-Other                    695       4,872      19,699      25,266              1,860       3,668      20,843   26,371
 Twin Creeks                          4,703       7,591      97,882     110,176              4,418      11,191      99,942  115,551
 Lone Tree Complex                    2,641       3,616      47,822      54,079              2,874       7,104      50,267   60,245
                        -------     -------     -------     -------     -------  -------   -------     -------     -------  -------
Total Open-Pit            0.053      14,480      40,601     217,850     272,931    0.047    22,134      59,895     286,609  368,638
                        -------     -------     -------     -------     -------  -------   -------     -------     -------  -------
Nevada Underground
  Carlin North                          591           0           0         591                683           0           0      683
  Carlin Rain                            26           4           0          30                145          29           0      174
  Rosebud (50%)                         168           0           0         168                113           0           0      113
                        -------     -------     -------     -------     -------  -------   -------     -------     -------  -------
Total Underground         0.625         785           4           0         789    0.517       941          29           0      970
                        -------     -------     -------     -------     -------  -------   -------     -------     -------  -------
TOTAL NEVADA              0.062      15,265      40,605     217,850     273,720    0.052    23,075      59,924     286,609  369,608
CALIFORNIA
  Mesquite                0.016           0      11,537      13,457      24,994    0.016         0      16,463      29,142   45,605
                        -------     -------     -------     -------     -------  -------   -------     -------     -------  -------
MEXICO
  La Herradura            0.022           0       1,647       4,238       5,885                                                  --
                        -------     -------     -------     -------     -------  -------   -------     -------     -------  -------
TOTAL NORTH AMERICAN      0.053      15,265      53,789     235,545     304,599    0.045    23,075      76,387     315,751  415,213
                        =======     =======     =======     =======     =======  =======   =======     =======     =======  =======
                                                       1996
                             -------------------------------------------------------
                              Average     Mill        Leach
                               Grade*      Ore         Ore        Waste       Total
                             -------     -------     -------     -------     -------
NEVADA
Open-Pit Mines
  Carlin Trend:
  Carlin South                             8,407      30,891      57,805      97,103
  Carlin North-Post                        1,037         136      78,180      79,353
  Carlin North-
    Genesis Complex                        1,753      12,493      43,822      58,068
  Carlin North-Other                         661       1,289       4,969       6,919
 Twin Creeks                               3,136      18,238     106,845     128,219
 Lone Tree Complex                         1,910       4,736      41,645      48,291
                             -------     -------     -------     -------     -------
Total Open-Pit                 0.037      16,904      67,783     333,266     417,953
                             -------     -------     -------     -------     -------
Nevada Underground
  Carlin North                               546           0           0         546
  Carlin Rain                                160           6           0         166
  Rosebud (50%)                                0           0           0           0
                             -------     -------     -------     -------     -------
Total Underground              0.471         706           6           0         712
                             -------     -------     -------     -------     -------
TOTAL NEVADA                   0.040      17,610      67,789     333,266     418,665
CALIFORNIA
  Mesquite                     0.023           0      15,528      25,891      41,419
                             -------     -------     -------     -------     -------
MEXICO
  La Herradura
                             -------     -------     -------     -------     -------
TOTAL NORTH AMERICAN           0.038      17,610      83,317     359,157     460,084
                             =======     =======     =======     =======     =======


NORTH AMERICAN MILL AND LEACH PRODUCTION
(Dry Short Tons 000)

                                                        1998                                             1997
                                -------------------------------------------------  ------------------------------------------------
                                                                        Ounces                                            Ounces
                                 Dry Tons       Average    Recovery    Produced      Dry Tons     Average     Recovery   Produced
                                   (000)        Grade*      Rate (%)    (000s)        (000)        Grade*     Rate (%)     (000s)
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
NEVADA
Oxide Mills:
 Carlin Trend
  Mill No. 3                            121        0.195         84.2        20.5            0        0.000         0.0         0.0
  Mill No. 4                            804        0.139         78.5        93.6        2,104        0.125        76.6       207.7
  Mill No. 5                          5,515        0.117         85.9       577.7        6,170        0.087        81.5       443.7
 Twin Creeks                          1,542        0.155         93.2       175.6        3,633        0.096        86.2       286.4
 Lone Tree Complex                      432        0.140         87.9        56.4          680        0.138        83.0        71.0
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
Total Oxide Mills                     8,414        0.129         86.8       923.8       12,587        0.099        81.9     1,008.8
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
Refractory Mills:
 Carlin Roaster                       2,325        0.226         89.5       477.7        2,330        0.336        87.3       700.9
 Twin Creeks Autoclaves               2,722        0.240         89.1       581.0          763        0.206        89.5       144.0
 Lone Tree Autoclave                  2,251        0.101         86.5       110.6        1,382        0.106        85.8       114.2
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
Total Refractory Mills                7,298        0.193         88.8     1,169.3        4,475        0.242        87.4       959.1
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
Total Mills                          15,712        0.158         88.0     2,093.1       17,062        0.137        83.3     1,967.9
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
Leach Production:
 Carlin-Oxide                        24,354        0.027          N/A       398.3       34,820        0.022         N/A       465.3
 Carlin-Refractory                        0        0.000          N/A         7.7          363        0.075         N/A        13.8
 Twin Creeks-Oxide                    7,660        0.024          N/A       179.7       11,187        0.018         N/A       202.0
 Lone Tree-Oxide                      3,608        0.340          N/A        90.8        6,926        0.026         N/A       127.5
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
Total Leach                          35,622        0.028                    676.5       53,296        0.022                   808.6
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
TOTAL NEVADA PRODUCTION              51,334        0.068                  2,769.6       70,358        0.050                 2,776.5


CALIFORNIA
 Mesquite-Leach                      11,537        0.016          N/A       154.0       16,463        0.016         N/A       227.9
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------

MEXICO
 La Herradura-Leach                   1,647        0.022          N/A        12.9                                    --          --
                                -----------  -----------  ----------- -----------  -----------  ----------- ----------- -----------
TOTAL NORTH AMERICAN PRODUCTION      64,518        0.057                  2,936.5       86,821        0.040
                                ===========  ===========  =========== ===========  ===========  =========== =========== ===========
                                                             1996
                                   --------------------------------------------------------
                                                                                   Ounces
                                     Dry Tons        Average       Recovery       Produced
                                      (000)          Grade*        Rate (%)        (000s)
                                   -----------    -----------    -----------    -----------
NEVADA
Oxide Mills:
 Carlin Trend
  Mill No. 3                               242          0.186           68.2           39.6
  Mill No. 4                             2,741          0.071           75.6          152.7
  Mill No. 5                             5,904          0.084           77.8          400.8
 Twin Creeks                             2,768          0.085           83.7          160.7
 Lone Tree Complex                         241          0.133           86.0           27.6
                                   -----------    -----------    -----------    -----------
Total Oxide Mills                       11,896          0.084           79.1          781.4
                                   -----------    -----------    -----------    -----------
Refractory Mills:
 Carlin Roaster                          2,364          0.256           84.8          540.0
 Twin Creeks Autoclaves                      0          0.000            0.0            0.0
 Lone Tree Autoclave                       841          0.165           90.9          127.7
                                   -----------    -----------    -----------    -----------
Total Refractory Mills                   3,205          0.232           86.0          667.7
                                   -----------    -----------    -----------    -----------
Total Mills                             15,101          0.115           80.6        1,449.1
                                   -----------    -----------    -----------    -----------
Leach Production:
 Carlin-Oxide                           38,658          0.022            N/A          547.3
 Carlin-Refractory                         352          0.107            N/A           19.7
 Twin Creeks-Oxide                      18,238          0.022            N/A          261.3
 Lone Tree-Oxide                         4,716          0.025            N/A           50.9
                                   -----------    -----------    -----------    -----------
Total Leach                             61,964          0.023                         879.2
                                   -----------    -----------    -----------    -----------
TOTAL NEVADA PRODUCTION                 77,065          0.041                       2,328.3

CALIFORNIA
 Mesquite-Leach                         15,527          0.023            N/A          191.6
                                   -----------    -----------    -----------    -----------

MEXICO
 La Herradura-Leach                         --                                           --
                                   -----------    -----------    -----------    -----------
TOTAL NORTH AMERICAN PRODUCTION         92,592          0.035                       2,519.9
                                   ===========    ===========    ===========    ===========

*Ounce per ton.

                           NEWMONT MINING CORPORATION

                              OPERATING STATISTICS
                        FOR THE YEAR ENDED DECEMBER 31,


OVERSEAS MINE PRODUCTION
(Dry Short Tons 000)

                                          1998                                                     1997
                   ---------------------------------------------------    ---------------------------------------------------
                   Average      Mill      Leach                            Average     Mill       Leach
                    Grade*      Ore        Ore       Waste      Total      Grade*      Ore        Ore       Waste      Total
                   -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
BATU HIJAU                         --         --     42,267     42,267                    --         --         --         --
MINAHASA             0.269      1,271         76      6,907      8,254      0.231      1,269          0     10,032     11,301
YANACOCHA
   Carachugo                      N/A     13,174     10,606     23,780                     0     10,658      7,509     18,167
   Maqui Maqui                    N/A     12,572      6,843     19,415                     0     14,909      7,379     22,288
   Yanacocha                      N/A     11,642      6,692     18,334                     0        601        831      1,432
   San Jose                       N/A      4,980      3,405      8,385                     0      3,239      1,484      4,723
                   -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
TOTAL YANACOCHA      0.045                42,368     27,546     69,914      0.043          0     29,407     17,203     46,610
                   -------    -------    -------    -------    -------    -------    -------    -------    -------    -------
TOTAL OVERSEAS       0.052      1,271     42,444     76,720    120,435      0.051      1,269     29,407     27,235     57,911
                   =======    =======    =======    =======    =======    =======    =======    =======    =======    =======
                                          1996
                   ---------------------------------------------------
                   Average      Mill      Leach
                    Grade*      Ore        Ore       Waste      Total
                   -------    -------    -------    -------    -------
BATU HIJAU                         --         --         --         --
MINAHASA             0.258      1,048          0      9,062     10,110
YANACOCHA
   Carachugo                        0      2,491      1,380      3,871
   Maqui Maqui                      0     15,218      4,291     19,509
   Yanacocha                        0          0          0          0
   San Jose                         0      6,026      1,145      7,171
                   -------    -------    -------    -------    -------
TOTAL YANACOCHA      0.046          0     23,735      6,816     30,551
                   -------    -------    -------    -------    -------
TOTAL OVERSEAS       0.055      1,048     23,735     15,878     40,661
                   =======    =======    =======    =======    =======



OVERSEAS MILL AND LEACH PRODUCTION


                                                            1998
                     ---------------------------------------------------------------------------------
                                                                            Ounces           Equity
                        Dry Tons         Average         Recovery          Produced          Ounces
                         (000)            Grade*          Rate (%)          (000s)           (000s)
                     -------------    -------------    -------------    -------------    -------------
MINAHASA
  Mill                         780            0.383             89.3            261.0            261.0
YANACOCHA
  Leach                     42,368            0.045              N/A          1,335.8            685.9
ZARAFSHAN-NEWMONT
  Leach                     14,851            0.051              N/A            374.6            187.3
                     -------------    -------------    -------------    -------------    -------------
TOTAL OVERSEAS
  PRODUCTION                58,000            0.051                           1,971.4          1,134.2
                     =============    =============    =============    =============    =============
TOTAL NORTH
  AMERICAN
  PRODUCTION                                                                  2,936.5          2,936.5
                     =============    =============    =============    =============    =============
TOTAL
  PRODUCTION                                                                  4,907.9          4,070.7
                     =============    =============    =============    =============    =============
                                                              1997
                      ---------------------------------------------------------------------------------
                                                                            Ounces            Equity
                         Dry Tons          Average          Recovery        Produced          Ounces
                          (000)            Grade*           Rate (%)        (000s)            (000s)
                      -------------    -------------    -------------    -------------    -------------
MINAHASA
  Mill                          794            0.289             91.4            206.5            206.5
YANACOCHA
  Leach                      29,407            0.043              N/A          1,052.8            530.9
ZARAFSHAN-NEWMONT
  Leach                      14,618            0.050              N/A            430.1            215.0
                      -------------    -------------    -------------    -------------    -------------
TOTAL OVERSEAS
  PRODUCTION                 44,819            0.049                           1,689.4            952.4
                      =============    =============    =============    =============    =============
TOTAL NORTH
  AMERICAN
  PRODUCTION                                                                   3,004.4          3,004.4
                      =============    =============    =============    =============    =============
TOTAL
  PRODUCTION                                                                   4,693.8          3,956.8
                      =============    =============    =============    =============    =============
                                                           1996
                     -----------------------------------------------------------------------------------
                                                                           Ounces              Equity
                         Dry Tons        Average          Recovery         Produced            Ounces
                          (000)           Grade*          Rate (%)          (000s)             (000s)
                     -------------    -------------    -------------    -------------      -------------
MINAHASA
  Mill                         454            0.279             90.3            112.7**            112.7**
YANACOCHA
  Leach                     23,735            0.046              N/A            811.4              308.3
ZARAFSHAN-NEWMONT
  Leach                     12,737            0.053              N/A            326.5              163.2
                     -------------    -------------    -------------    -------------      -------------
TOTAL OVERSEAS
  PRODUCTION                36,926            0.052                           1,250.6              584.2
                     =============    =============    =============    =============      =============
TOTAL NORTH
  AMERICAN
  PRODUCTION                                                                  2,519.9            2,519.5
                     =============    =============    =============    =============      =============
TOTAL
  PRODUCTION                                                                  3,770.5            3,104.1
                     =============    =============    =============    =============      =============


 *Ounce per ton.

**Includes 5,700 ounces produced before commercial operations commenced.



47