Form 10-K405, Exhibit 13
period 1998-12-31
NEWMONT MINING CORP
filed 1999-03-31
CIK 71824

                                                                   EXHIBIT 13(a)


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Santa Fe Pacific Gold Corporation

     In our opinion, the consolidated statements of operations, of cash flows and of shareholders' equity of Santa Fe Pacific Gold Corporation (not presented separately herein) present fairly, in all material respects, the results of operations and cash flows of Santa Fe Pacific Gold Corporation and its subsidiaries for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Phoenix, Arizona
February 1, 1997, except for the fifth paragraph of Note 1, which is as of March 10, 1997