Form 10-K405, Exhibit 13
period 1999-12-31
NEWMONT MINING CORP
filed 2000-03-28
CIK 71824

                                                                      Exhibit 13

                     Management's Discussion and Analysis


The following provides information that management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Newmont Mining Corporation (NMC) and its subsidiaries (collectively, Newmont). The discussion should be read in conjunction with the consolidated financial statements and accompanying Notes.

     As described in Note 1, in October 1998, NMC acquired the minority interest of Newmont Gold Company (NGC) and NGC became 100%-owned by NMC, and in May 1997, NMC acquired Santa Fe Pacific Gold Corporation (Santa Fe).

Summary
Newmont recorded net income of $24.8 million ($0.15 per share) compared with a net loss of $393.4 million ($2.47 per share) in 1998 and net income of $68.4 million ($0.44 per share) in 1997. Results for 1999 included, net of tax, an unrealized mark-to-market loss on call options of $29.1 million ($0.17 per share); charges for start-up losses at Batu Hijau, termination of a mining contract in Peru and a Nevada stockpile write-down totaling $16.5 million ($0.10 per share); and gains from the sale of exploration properties of $13.6 million ($0.08 per share).

     In 1998, the net loss, after tax and minority interest, included $424.7 million ($2.67 per share) for the write-down of assets impaired at a low gold price, $9.2 million ($0.05 per share) for the Batu Hijau start-up loss and $32.9 million ($0.21 per share) for the cumulative effect of an accounting change for start-up costs. In 1997, net income, after tax and minority interest, included $112.3 million ($0.72 per share) for expenses and write-offs associated with the Santa Fe merger and $14.4 million ($0.09 per share) from a gain on closing certain Santa Fe option contracts.

     Excluding these items, Newmont earned $56.8 million ($0.34 per share) in 1999, $73.4 million ($0.46 per share) in 1998 and $166.3 million ($1.07 per share) in 1997.

     As a largely unhedged company, NewmontOs realized gold price of $285, $310 and $354 per equity ounce in 1999, 1998 and 1997, respectively, closely tracked the declining spot market price for the metal. In this environment, NewmontOs focus has been on maximizing cash flow through cost reduction, operation optimization and discretionary spending deferral. Since 1997, total cash costs of production were reduced $12 to $175 an ounce and total production costs declined $23 to $227 an ounce. Cash flow from operating activities increased to $402.0 million in 1999, from $373.5 million in 1998 and from $283.8 million in 1997.

     Gold production in 1999 increased to 4.18 million equity ounces from 4.07 million ounces in 1998 and from 3.96 million ounces in 1997. Annual production in 2000 is expected to grow to approximately 4.5 million equity ounces at a total cash cost of $175 per ounce.

     Gold reserves at December 31, 1999 totaled 56.6 million equity ounces, up 8% from December 31, 1998. Reserve calculations for 1999 were based on a long-term price assumption of $325 per ounce versus $350 in 1998. Better ore definition and metallurgical analysis, as well as overall lower production costs and increased reserves from lower-cost deposits, reduced the sensitivity of reserves to changes in the metal price. A long-term gold price of $300 per ounce could lower reserves approximately 5%, while a $350 per ounce price could increase reserves approximately 2%.

     In December 1999, copper concentrate shipments commenced at the Batu
Hijau mine in Indonesia, in which Newmont holds an indirect 45% equity interest. Construction of the mine was completed during the fourth quarter of 1999 at a cost of $1.83 billion.

Market Conditions and Risks

Metal Price
Changes in the market price of gold significantly affect NewmontOs profitability and cash flow. Gold prices can fluctuate widely due to numerous factors, such as demand; forward selling by producers; central bank sales, purchases and lending; investor sentiment and production levels. Based on estimates of 2000 production and expenses, a $10-per-ounce change in the gold price would result in an increase or decrease of approximately $42 million in cash flow from operations and approximately $34 million (about $0.20 per share) in net income excluding the unrealized mark-to-market gain or loss on call options. Changes in the market price of copper will also affect NewmontOs profitability and cash flow from its Batu Hijau mine in Indonesia.

     Newmont generally sells its gold production at market prices, but has forward sales contracts for 125,000 ounces in 2000 from its Minahasa mine in Indonesia at an average price of $454 per ounce. Following a decline in spot market prices to $253 per ounce in July 1999, Newmont entered into two put and call option contracts to provide a measure of price protection. As described in
Note 10, Newmont purchased near-term put options contracts for 2.85 million ounces of gold, with a strike price of $270 per ounce. This purchase was paid for by selling call option contracts for 2.35 million ounces, with strike prices between $350 and $392 per ounce, expiring in 2004 though 2009. Gold subject to call options contracts represents approximately 4% of proven and probable reserves at December 31, 1999. The call options are marked-to-market at each quarter-end and the resulting gains or losses may fluctuate significantly, primarily depending upon gold market prices and volatility.

                     Management's Discussion and Analysis

Foreign Currency
In addition to the U.S., Newmont operates in Peru, Uzbekistan and Indonesia. Gold produced at these operations is sold in the international markets for U.S. dollars. The cost and debt structures at these operations are primarily U.S. dollar-denominated. To the extent there are fluctuations in local currency exchange rates against the U.S. dollar, the devaluation of a local currency is generally economically neutral or beneficial to the operation since local salaries and supply contracts will decrease against the U.S. dollar revenue stream.

     Over the past three years, Indonesia has experienced a significant devaluation of its currency, the rupiah, with partial recovery during 1999. The functional currency for Newmont's Indonesian projects is the U.S. dollar; however, certain receivables, primarily refunds of Value Added Tax, are rupiah-denominated. During 1999, 1998 and 1997, $2.6 million, $3.6 million and $3.3 million, respectively, were expensed for exchange rate adjustments.

Interest Rates
At December 31, 1999, Newmont's long-term debt of $1,037.5 billion included $232.2 million of variable-rate debt with an average interest rate of 7.0%, and fixed-rate debt of $805.3 million, with an average interest rate of 7.6% and an estimated fair value of $793.6 million. Newmont's public debt has received an investment-grade credit rating from both Moody's Investors Service (Baa3) and Standard & Poor's Ratings Services (BBB).

Results of Operations

Production
                                                         Equity Production Ozs. (000)     Total Cash Cost Per Equity Oz.
-----------------------------------------------------------------------------------------------------------------------
                                                        1999         1998         1997       1999       1998       1997
-----------------------------------------------------------------------------------------------------------------------
North American operations:
     Nevada operations                               2,498.7      2,769.6      2,776.5      $ 211      $ 209      $ 205
     Mesquite, California                              164.6        154.0        227.9        167        176        213
     La Herradura, Mexico                               40.2         12.9          ---        159        115        ---
Yanacocha, Peru                                        850.3        685.9        530.9        103         95         87
Zarafshan-Newmont, Uzbekistan                          271.5        187.3        215.0        161        207        201
Minahasa, Indonesia                                    343.9        261.0        206.5        103        127        156
Batu Hijau, Indonesia                                    6.3          ---          ---        n/a        ---        ---
-----------------------------------------------------------------------------------------------------------------------
     Total/Weighted average                          4,175.5      4,070.7      3,956.8      $ 175      $ 183      $ 187
-----------------------------------------------------------------------------------------------------------------------

     Total cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling and leaching facilities, production taxes, royalties and other cash costs.

North American Operations
Newmont's Nevada operations (along the Carlin Trend near Elko and in the Winnemucca region, where Twin Creeks and the Lone Tree Complex are located) include production from nine open-pit and four underground mines. Oxide ores are processed by milling or heap leaching, depending upon ore grade. The Carlin roaster and Winnemucca region autoclaves process higher-grade refractory ores. The Lone Tree flotation plant processes lower-grade refractory ores. Computerized optimization is utilized to determine the best mix of ores for each processing plant to maximize recoveries and economic returns.

     Nevada production of 2.5 million ounces in 1999 was 10% lower than in 1998, reflecting the declining availability of surface oxide ores and reduced mining rates. Approximately 221 million tons of material were mined from surface open pits in 1999, down 19% and 40% from 1998 and 1997, respectively. Refractory ore treatment facilities generated 54% of Nevada's production in 1999, increasing from 42% and 35% in 1998 and 1997, respectively. Total cash costs increased slightly to $211 per ounce in 1999 as cost reduction efforts nearly offset higher costs associated with refractory ore processing. In 2000, with gold from refractory ores comprising approximately 58% of Nevada's estimated 2.65 million ounces of production, total cash costs per ounce are expected to increase moderately.

     In May 1999, Newmont exchanged approximately two million ounces of reserves and various land rights on the north Carlin Trend with a neighboring producer. By consolidating Newmont's land position in the area, the exchange provided operational and exploration synergies that, among other benefits, accelerated development of the high-grade Deep Post underground deposit.

     Gold production at the Mesquite heap-leach mine in southern California increased 7% to 164,600 ounces in 1999 with 21% more ore placed on the leach pads. Total cash costs per ounce declined 5% to $167 per ounce. Production in 2000 is expected to stay at the current level, but with higher total cash costs per ounce. Mesquite is nearing the end of its mine life.

                     Management's Discussion and Analysis

     At La Herradura, a 44%-owned joint venture with Minera Pe-oles, S.A. de C.V., the operator of the heap-leach operation in Sonora, Mexico, Newmont's equity share of 1999 production totaled 40,200 ounces at a total cash cost of $159 per ounce. Production began in the third quarter of 1998 and totaled 12,900 equity ounces at a total cash cost of $115 per equity ounce. Commencement of ore crushing prior to leaching in 2000 is expected to increase production 48% with a modest increase in per ounce costs.

Overseas Operations
Minera Yanacocha, a 51.35%-owned joint venture with Compa-ia de Minas Buenaventura, S.A.A. in Peru, includes four open pit mines, three leach pads and two gold recovery plants. In 1999, Yanacocha achieved record production of 1.66 million ounces (850,300 equity ounces), a 24% increase from 1998 and 600,000 ounces higher than in 1997. Total cash costs of $103 per ounce, while up slightly from 1998, are comparatively low because of low waste-to-ore ratios and porous ore that yields high gold recoveries without crushing prior to heap leaching.

     Production at Yanacocha has grown annually through the discovery and development of reserves and increased mining and processing capacity. During 1999, approximately 106 million tons of material were mined (61.4 million ore tons and 44.6 million waste tons), a 51% increase from 1998 and 126% more tonnage than in 1997. In late 1999, Yanacocha terminated its contract mining agreement and anticipates improved productivity and efficiency by conducting mine operations with its own employees. In 2000, production is expected to exceed 1.75 million ounces (900,000 equity ounces), at somewhat lower total cash costs per ounce. A fifth deposit, La Quinua, will be developed in 2000 for production beginning in 2001.

     As described in Note 19, Newmont acquired an additional 13.35% interest in Minera Yanacocha in 1997. The acquisition was contested by a former partner, but resolved in Newmont's favor in 1998 with a decision of the Peruvian Supreme Court. In spite of this final decision, the former partner filed with the International Centre for Settlement of Investment Disputes a request for arbitration against the Republic of Peru, alleging that the Peruvian courts had wrongfully deprived it of its shares in Yanacocha. While Newmont is not a party to the arbitration and believes that the claims are unfounded, it is unclear what effect, if any, the arbitration might have on the company. Newmont continues to monitor this and related arbitration and remains open to consider alternatives which could bring these issues to conclusion.

     The Zarafshan-Newmont Joint Venture, in the Central Asian Republic of Uzbekistan, is a 50/50 joint venture between Newmont and two Uzbekistan governmental entities. Zarafshan-Newmont produces gold by crushing and heap leaching low-grade oxide ore from existing stockpiles at the government-owned Muruntau mine. Changes in grinding size and other recovery rate enhancements increased 1999 production 45% to 543,000 ounces (271,500 equity ounces). Total cash costs per ounce decreased to $161 per ounce from $207 in 1998. In 2000, production is expected to be approximately 400,000 ounces (200,000 equity ounces) with a further reduction in total cash costs per ounce.

     At Minahasa, in Indonesia, where Newmont has an 80% interest, but receives 100% of the gold production until recouping the bulk of its investment, including interest, production rose 32% to 343,900 ounces. Total cash cost of $103 per ounce, a $24 decline from 1998, reflected a significant increase in processed ore grades and initial production from Indonesia's first heap leach operation. Production in 2000 is expected to increase to approximately 350,000 ounces, with somewhat higher total cash costs per ounce.

     Construction of the Batu Hijau copper/gold mine in Indonesia was completed in the fourth quarter of 1999. Newmont holds an indirect 45% equity interest in the mine, but receives 56.25% of production until recouping the bulk of its investment. Production totaled 52.6 million pounds of copper (29.6 million equity pounds) and 28,700 ounces of gold (16,100 equity ounces). Concentrate sales in 1999 included 10.2 million equity pounds of copper and 6,300 equity ounces of gold. Production in 2000 is expected to be 500 million pounds of copper (281 million equity pounds) and 290,000 ounces of gold (163,000 equity ounces). Total cash production costs are expected to be 55 cents per pound, after gold sales credits, and to decline in future years as the mine and mill ramp up to steady-state operating rates.

Financial Results
Consolidated sales include 100% of Yanacocha production and Newmont's ownership share of production elsewhere, except for Batu Hijau, which is accounted for as an equity investment. Variances in sales revenue are illustrated in the following table:

                                                                1999         1998         1997
----------------------------------------------------------------------------------------------
Consolidated sales (in millions)                            $1,398.9     $1,453.9     $1,572.8
Consolidated production ozs. (000)                           4,974.7      4,720.6      4,478.7
Average price received per ounce                            $    285     $    308     $    351
Average market price per ounce                              $    280     $    294     $    331
----------------------------------------------------------------------------------------------

                                                           1999 vs. 1998         1998 vs. 1997
Increase (decrease) in consolidated
     sales due to (in millions):
     Consolidated production                                    $   77.7              $   72.7
     Average gold price received                                  (132.7)               (191.6)
----------------------------------------------------------------------------------------------
          Total                                                 $  (55.0)             $ (118.9)
----------------------------------------------------------------------------------------------

                     Management's Discussion and Analysis

     Realized gold prices higher than average market gold prices resulted from sales under commodity hedging instruments of 6% of equity production in 1999, 18% in 1998 and 30% in 1997.

     Dividends, interest and other for 1999 included $21 million from the sale of two exploration properties: True North in Alaska and an equity investment in Argentina Gold. In 1998 and 1997, $8.3 million and $6.5 million, respectively, was included for recoveries from business interruption insurance related to processing facilities in Nevada. 1997 also included gains from closing certain put and call option contracts ($23.7 million) and from a property disposition ($5.1 million). Interest income declined to $8.7 million and $7.8 million in 1999 and 1998, respectively, from $14.6 million in 1997 reflecting lower interest rates and cash balances.

     Costs applicable to sales include total cash costs and provisions for estimated final reclamation expenses related to consolidated production. The increase in costs, primarily related to higher production levels at Yanacocha, was partially offset by cost-reduction efforts at all locations.

                                             1999    1998    1997
------------------------------------------------------------------
Costs applicable to sales (in millions):
North American operations:
     Nevada operations                      $534.1  $586.2  $565.8
     Mesquite                                 27.5    27.9    49.4
     La Herradura                              6.4     1.5     ---
Yanacocha                                    183.8   136.5    98.9
Zarafshan-Newmont                             44.1    39.0    43.8
Minahasa                                      36.1    33.8    32.6
------------------------------------------------------------------
     Total                                  $832.0  $824.9  $790.5
------------------------------------------------------------------

     Certain mining costs associated with deposits that have diverse grade and waste-to-ore ratios over the mine life are capitalized. In 1999, 1998 and 1997, such costs were capitalized for certain deposits at the Nevada operations ($25.0 million, $29.5 million and $66.5 million, respectively) and at Minahasa (none, $3.6 million and $8.4 million, respectively). These costs are charged to operating expenses as the related gold is sold. Reduced mining rates led to lower capitalized mining costs in 1998 and 1999.

     Depreciation, depletion and amortization decreased in 1999 primarily as a result of the 1998 asset write-down described in the next column. The 9% increase in 1998 from 1997 resulted from the addition of mine and leach facilities as well as higher production at Yanacocha.


                                            1999          1998          1997
----------------------------------------------------------------------------
Depreciation, depletion and amortization
     (in millions):
North American operations:
     Nevada operations                    $123.8        $172.6        $168.9
     Mesquite                                7.0          19.1          23.5
     La Herradura                            2.1           0.6           ---
Yanacocha                                   66.8          59.6          41.7
Zarafshan-Newmont                           11.8          11.3          11.9
Minahasa                                    24.2          20.1          18.3
Other                                        3.9           5.8           1.5
----------------------------------------------------------------------------
     Total                                $239.6        $289.1        $265.8
----------------------------------------------------------------------------

     Exploration and research expenses were reduced in 1999 and 1998 by 42% and 31%, respectively, from 1997, because of the decline in gold prices. In 2000, these expenses are targeted to increase approximately 10%.

     Interest expense, net of amounts capitalized was $62.6 million, $78.8 million and $77.1 million in 1999, 1998 and 1997, respectively. Net interest expense in 1999 declined because of higher capitalized interest for Newmont's investment in Batu Hijau. In 2000, with Batu Hijau in operation, such interest will not be capitalized and interest expense is expected to increase about 30%.

     Write-down of assets in 1998 totaled $614.9 million ($424.7 million net of tax) and related to Property, plant and mine development ($528 million), Inventories ($80 million) and Other long-term assets ($7 million), primarily at Nevada operations. In 1999 and 1997, Nevada stockpile inventories were written down $3.5 million and $9.5 million, respectively.

     Merger and related expenses in 1997 of $162.7 million ($112.3 million net of tax and minority interest) consisted of $135.4 million for transaction costs and $27.3 million for write-offs associated with the Santa Fe merger.

     Other expenses in 1999, 1998 and 1997 included $7.9 million, $4.8 million and $5.0 million, respectively, for environmental obligations associated with former mining activities. 1999 also included $5.4 million for costs associated with terminating the mining contract at Yanacocha. 1997 included $10.0 million for severance costs associated with a workforce reduction.

     An Unrealized mark-to-market loss on call options in 1999 of $44.8 million ($29.1 million, net of tax) reflected the difference between the fair value of call option contracts on the date sold and the fair value on December 31, 1999. An increase in fair value represents an unrealized gain to the counterparty holding these contracts and a corresponding unrealized loss to Newmont. The increase in fair value primarily resulted from the price increase and volatility in the gold spot market during the fourth quarter. Over the life of the contracts, these losses will be restored to income.

                     Management's Discussion and Analysis

     Income tax expense of $14.4 million in 1999, with an effective tax rate of 12%, primarily reflected a reduction in the valuation allowance for deferred tax assets. The $180.9 million income tax benefit in 1998 was primarily attributable to the asset write-down while the $7.9 million benefit in 1997 reflected the consolidation of Yanacocha, synergies from the Santa Fe merger and refunds from settling prior-year tax audits.

     Equity loss of affiliated company of $10.7 million and $9.2 million in 1999 and 1998, respectively, were start-up losses for the Batu Hijau project that commenced production in the fourth quarter of 1999.

     Effective January 1, 1998, Newmont adopted the American Institute of Certified Public Accountants Statement of Position 98-5 requiring that certain start-up costs be expensed rather than capitalized. As discussed in Note 18, such costs incurred and capitalized prior to January 1, 1998 were expensed. The cumulative effect of the accounting change was $32.9 million, net of tax and minority interest, and included approximately $18 million for Batu Hijau and $11 million for Nevada operations.

Liquidity and Capital Resources
During 1999, cash flow from operating activities of $402.0 million funded capital expenditures ($220.9 million), advances to Batu Hijau ($158.9 million) and dividends ($20.1 million). Proceeds from prepaid forward gold sales of $137.2 million and cash received from joint ventures and asset sales enabled debt reduction, net of cash, of $187 million during 1999. Newmont expects to generate approximately 15% more cash from operations in 2000 (with comparable gold price realizations). These cash flows are expected to sufficiently fund capital expenditures, advances to affiliates, dividends and consolidated debt reduction.

Investing Activities and Capital Expenditures

Batu Hijau
As discussed in Note 3, Newmont has an indirect 45% interest in the Batu Hijau mine in Indonesia that, with proven and probable reserves of 10.5 billion pounds of copper (5.7 billion equity pounds) and 11.8 million ounces of gold (6.4 million equity ounces), has a projected mine life in excess of 20 years. Until recovering the bulk of its investment, Newmont recognizes 56.25% of Batu Hijau's income. At December 31, 1999 and 1998, Newmont's investment in Batu Hijau was $438.3 million and $277.2 million, respectively. Construction was completed during the fourth quarter of 1999 at a cost of $1.83 billion that included development of the open pit mine, mill and infrastructure (employee housing, port and electrical generation facilities), interest during construction and working capital.

     During 1999, Newmont advanced $158.9 million to the project (reflected in Advances to affiliated company) and expects to fund approximately $90 million in 2000. Third-party project loans of $1.0 billion were fully utilized as of December 31, 1999. These loans are guaranteed by Newmont and its partner, Sumitomo Corporation, 56.25% and 43.75%, respectively, until project completion tests are met, and will be non-recourse thereafter (except for a $125 million contingent support facility that Newmont and Sumitomo will provide on a pro-rata basis). Project completion tests are expected to be met during 2000. The lenders carry all political risk on their investment. Debt repayments of $43.5 million semi-annually will begin the earlier of six months after project completion or June 15, 2001.

Capital Expenditures
As part of Newmont's strategic focus on maximizing cash flow, coupled with the completion in 1997 of several Nevada expansion projects, capital expenditures in 1999 and 1998 were reduced approximately 47% from 1997.

                                              1999    1998    1997
------------------------------------------------------------------
Capital expenditures (in millions):
North American operations:
     Nevada operations                      $ 52.2  $ 95.6  $231.0
     Mesquite                                  1.2     6.7    18.8
     La Herradura                              5.2     9.7     ---
Yanacocha (100%)                             126.3    82.5   113.7
Minahasa                                      10.8     6.4    24.2
Zarafshan-Newmont                              3.2     0.9     5.6
Other projects and
     capitalized interest                     22.0    14.2    21.8
------------------------------------------------------------------
     Total                                  $220.9  $216.0  $415.1
------------------------------------------------------------------

     During 1999, capital expenditures in Nevada included capitalized mining costs ($25.0 million), deferred mine development ($15.1 million), refractory leach pads ($5.8 million) and other ongoing capital requirements. Yanacocha capital expenditures included costs to convert to owner mining ($58.3 million), leach pad expansion ($41.2 million) and development drilling and mine development ($18.0 million).

     In 1998, capital expenditures in Nevada included capitalized mining costs ($29.5 million), refractory leach pads ($22.0 million) and process equipment ($14.6 million). Yanacocha's expenditures included $47.8 million for mine/facility expansion and $16.4 million for development drilling.

     During 1997, Nevada expenditures were for completion of refractory ore treatment facilities ($90.3 million), capitalized mining costs ($66.5 million), mining and de-watering equipment ($22.9 million), deferred mine development ($22.5 million) and refractory leach pads ($10.9 million). At Yanacocha, expenditures included mine and facility expansion ($78.4 million) and development drilling ($14.0 million).

                     Management's Discussion and Analysis

     Capital spending in 2000 is expected to be approximately $290 million; including, $205 million at Yanacocha (primarily for leach pad expansion and development of the La Quinua deposit); $65 million in Nevada (primarily for development of the Deep Post underground mine and capitalized mining) and $20 million at all other sites.

Financing Activities
Newmont has a $1.0 billion revolving credit facility with a consortium of banks that expires in June 2002. At December 31, 1999, $210 million was outstanding under this facility. The interest rate is variable and was 6.7% at December 31, 1999. In July 1999, long-term debt was reduced $135 million with initial proceeds from a prepaid forward sale contract described in Note 9.

     Scheduled minimum long-term debt repayments are $23.3 million in 2000. Newmont expects to fund maturities of its debt through operating cash flow and/or by refinancing the debt as it becomes due.

Other
In October 1998, NMC acquired the 6.25% minority interest of NGC by merging an NMC subsidiary into NGC and issuing 10.7 million shares of NMC common stock to NGC minority interest stockholders. The merger was accounted for at historic cost, with the exception of the minority interest, which was accounted for using purchase accounting. The excess purchase price over NMC's carrying value of its minority interest (approximately $207 million) was allocated to assets and liabilities of NGC and Stockholders' equity increased $259 million.

     The decrease in accounts payable and accrued expenses of $51.9 million in 1998 included payments for interest, severance and other benefit-related accruals.

Developments in Indonesia
Indonesia, a nation of thousands of islands stretching between the Indian and Pacific Oceans, is experiencing a period of political and social change in an economically challenged environment. This has resulted in civil disturbances in several cities. Following the significant devaluation of its currency three years ago, the country has coped with a weakened economy, the departure of its president of 32 years and the election of new central government leadership. Local provinces and regions are seeking greater autonomy and an opportunity to obtain a greater share of collected tax revenue.

     Newmont operates the Minahasa mine on the island of Sulawesi and the Batu Hijau mine on the island of Sumbawa. Both are in remote locations and have been largely unaffected by the civil unrest. Both mines operate under Contracts of Work issued by the central government. These contracts grant Newmont (through its subsidiaries and/or affiliates) exclusive rights to conduct exploration, construct required facilities to extract and process minerals, and to export and sell its production abroad. Operating rights under the contracts continue for 30 years after commencement of commercial production, or longer upon government approval. Indonesia's new government has reaffirmed its intention to uphold existing Contracts of Work.

     On January 22, 2000, a regional court issued a provisional judgment to shut down the Minahasa mine pending the outcome of a court case submitted by a local official involving the application of taxes on overburden, or sand, gravel and rock lying over the ore body. The judgment cannot take effect unless confirmed by northern Sulawesi's Manado High Court. Newmont has been advised by its Indonesian counsel that such tax is not applicable to the Minahasa operation and the Indonesian Minister of Mines and Energy has confirmed this view in a December 1999 letter to the Minister of Home Affairs. The letter also states that the Minister of Mines and Energy is the only party who could issue a temporary or permanent closure order to Minahasa. Any disputes under the Contract of Work are subject to international arbitration. Newmont is committed to fair and equitable business practices and compliance with all applicable laws, rules and regulations, and will continue its efforts to resolve this issue within the proper legal framework.

Environmental
Included in 1999 capital expenditures was approximately $3 million to comply with environmental regulations. Expenditures of $2 million are anticipated in 2000. Ongoing costs to comply with environmental regulations have not been a significant component of cash operating costs. Estimated future reclamation and remediation costs relating to currently producing mines are accrued over each mine life and at December 31, 1999, $66.9 million had been accrued.

     Newmont spent $9.1 million, $10.9 million and $13.0 million in 1999, 1998 and 1997, respectively, for environmental obligations related to former mining sites discussed in Note 19, and expects to spend approximately $8 million in 2000. At December 31, 1999, $43.6 million was accrued for total estimated future costs associated with such obligations. It is reasonably possible that the ultimate liability may be as much as 70% greater or 20% lower than the amount accrued at December 31, 1999. Environmental obligations are continuously monitored and reviewed and, although Newmont believes that its reserves are adequate, as additional facts become known, further provisions may be required.

Year 2000 Readiness Disclosure
Newmont completed its comprehensive "Year 2000 Readiness Program" during 1999 to address the ability of its computer hardware, software and control systems to correctly identify two-digit references to specific years, beginning with the year 2000. Although Newmont did not separately track its internal costs incurred for the program (such costs being principally the related payroll costs for its information systems group), external costs for completing the project were approximately $2 million. Significant cost savings were achieved through innovative remediation solutions and the extensive use of its own workforce in performing the remediation tasks. Newmont realized additional cost savings because the business continuity and contingency plans did not require activation during or after the date rollover. The program successfully addressed Newmont's year 2000 concerns. During the rollover to the year 2000, Newmont's operations experienced no significant date-related incidents and no future date-related incidents are anticipated.

Safe Harbor Statement
The foregoing discussion and analysis, as well as certain information contained elsewhere in this Annual Report, contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.
These statements concerning future operations or events are subject to important risks, uncertainties and other factors that could cause actual results to differ materially. Forward-looking statements involve certain factors that are subject to change including, but not limited to, the price of gold and copper; interest and currency exchange rates; geological and metallurgical assumptions; operating performance of equipment, processes and facilities; labor relations; timing of receipt of necessary governmental permits or approvals; weather and other acts of God; domestic and foreign laws or regulations, particularly relating to the environment and mining; domestic and international economic and political conditions; the ability of joint venture partners to meet their obligations; the ability of Newmont to obtain or maintain necessary financing; and other risks and hazards associated with mining operations. More detailed information regarding Newmont, its operations and factors that could materially affect its financial position and results of operations are included in NMC's Annual Report on Form 10-K as well as other filings with the Securities and Exchange Commission. Many of these factors are beyond Newmont's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. Newmont disclaims any intent or obligation to update publicly any forward-looking statements set forth herein, whether as a result of new information, future events or otherwise.

                   Report of Independent Public Accountants

To the Board of Directors and the Shareholders of Newmont Mining Corporation:

We have audited the accompanying consolidated balance sheets of Newmont Mining Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newmont Mining Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

     As explained in Notes 2 and 18 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for start-up costs.


/s/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP


Denver, Colorado,
  January 21, 2000.

                     Statements of Consolidated Operations


                                                               Years Ended December 31,
(In thousands, except per share)                         1999                1998               1997
----------------------------------------------------------------------------------------------------
Sales and other income
     Sales                                         $1,398,927          $1,453,856         $1,572,757
     Dividends, interest and other                     32,661              21,057             55,235
----------------------------------------------------------------------------------------------------
                                                    1,431,588           1,474,913          1,627,992
----------------------------------------------------------------------------------------------------
Costs and expenses
     Costs applicable to sales                        832,013             824,858            790,545
     Depreciation depletion and amortization          239,568             289,067            265,765
     Exploration and research                          57,558              68,373             98,420
     General and administrative                        52,650              49,724             66,380
     Interest, net of amounts capitalized              62,554              78,823             77,067
     Write-down of assets                               3,514             614,893              9,500
     Merger and related expenses                          ---                 ---            162,674
     Other                                             16,572              11,060             25,726
----------------------------------------------------------------------------------------------------
                                                    1,264,429           1,936,798          1,496,077
----------------------------------------------------------------------------------------------------
Operating income (loss)                               167,159            (461,885)           131,915
Unrealized mark-to-market loss on call options        (44,821)                ---                ---
----------------------------------------------------------------------------------------------------
Pre-tax income (loss) before minority interest,
  equity loss and cumulative effect of a change in
  accounting principle                                122,338            (461,885)           131,915
Income tax (expense) benefit                          (14,400)            180,876              7,900
Minority interest in Minera Yanacocha                 (72,470)            (66,193)           (66,882)
Minority interest in Newmont Gold Company                 ---              (4,093)            (4,556)
Equity loss of affiliated company                     (10,675)             (9,164)               ---
----------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of a
  change in accounting principle                       24,793            (360,459)            68,377
Cumulative effect of a change in accounting
  principle, net                                          ---             (32,924)               ---
----------------------------------------------------------------------------------------------------
Net income (loss)                                  $   24,793          $ (393,383)        $   68,377
====================================================================================================
Other comprehensive income (loss)                      (1,642)                (39)               ---
----------------------------------------------------------------------------------------------------
Comprehensive income (loss)                        $   23,151          $ (393,422)        $   68,377
====================================================================================================
Net income (loss) before cumulative effect of a
  change in accounting principle per basic and
  diluted                                               $0.15           $   (2.27)          $   0.44
====================================================================================================
Net income (loss) per common share, basic and
  diluted                                               $0.15              $(2.47)             $0.44
====================================================================================================
Basic weighted average shares outstanding             167,462             159,010            156,243
====================================================================================================
Diluted weighted average shares outstanding           167,800             159,023            156,347
====================================================================================================

The accompanying notes are an integral part of these statements.

                          Consolidated Balance Sheets

                                                                      At December 31,
(In thousands, except shares and per share)              1999                                 1998
--------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                          $   55,314                           $   79,086
Short-term investments                                  9,414                               11,802
Accounts receivable                                    40,553                               52,066
Put option premiums                                    19,148                                  ---
Inventories                                           322,614                              280,371
Other current assets                                   87,010                               89,755
--------------------------------------------------------------------------------------------------
     Current assets                                   534,053                              513,080
Property, plant and mine development, net           1,972,348                            2,048,707
Investment in Batu Hijau                              438,318                              277,221
Long-term inventory                                   171,206                              159,674
Deferred income tax assets                            197,456                              146,042
Other long-term assets                                 70,001                               90,703
--------------------------------------------------------------------------------------------------
     Total assets                                  $3,383,382                           $3,235,427
==================================================================================================
Liabilities
Current portion of long-term debt                  $   23,293                           $   47,575
Accounts payable                                       38,039                               37,943
Current portion of deferred income tax
  liabilities                                          29,520                                7,200
Other accrued liabilities                             183,021                              126,825
--------------------------------------------------------------------------------------------------
     Current liabilities                              273,873                              219,543
Long-term debt                                      1,014,193                            1,201,131
Deferred revenue from sale of future production       137,198                                  ---
Reclamation and remediation liabilities               104,677                               94,840
Fair value of written call options                     82,434                                  ---
Deferred income tax liabilities                        34,322                               41,473
Other long-term liabilities                           158,680                              146,099
--------------------------------------------------------------------------------------------------
     Total liabilities                              1,805,377                            1,703,086
     Commitments and contingencies (See Notes
     3, 9 and 19)

Minority interest in Minera Yanacocha                 126,357                               92,808
--------------------------------------------------------------------------------------------------
Stockholders' Equity
Common stock--$1.60 par value; 250 million
  shares authorized; 167.9 million and
  167.5 million shares issued, less 242
  thousand and 309 thousand treasury
  shares, respectively                                268,262                              267,544
Additional paid-in capital                          1,069,146                            1,060,803
Retained earnings                                     114,240                              111,186
--------------------------------------------------------------------------------------------------
     Total stockholders' equity                     1,451,648                            1,439,533
--------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity    $3,383,382                           $3,235,427
==================================================================================================

The accompanying notes are an integral part of these statements.

          Statements of Consolidated Changes in Stockholders' Equity

                                                             Common Stock                 Additional
                                                             ------------                   Paid-In           Retained
(In thousands)                                      Shares                Amount            Capital           Earnings
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                       156,030              $ 249,648         $  803,331         $ 509,773
     Shares issued under stock compensation plans      439                    702             13,382                87
     Net income                                        ---                    ---                ---            68,377
     Common stock dividends                            ---                    ---                ---           (54,540)
     Other                                             ---                    ---                327               ---
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                       156,469                250,350            817,040           523,697(1)
     Common stock issued for acquisition of
       minority interest of Newmont Gold Company    10,694                 17,111            242,225               ---
     Shares issued under stock compensation plans       52                     83              1,538               ---
     Net loss                                          ---                    ---                ---          (393,383)
     Common stock dividends                            ---                    ---                ---           (19,105)
     Other                                             ---                    ---                ---               (23)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                       167,215                267,544          1,060,803           111,186(1)
     Shares issued under retirement savings plans      380                    608              7,087               ---
     Shares issued under stock compensation plans       69                    110              1,230               ---
     Net income                                        ---                    ---                ---            24,793
     Common stock dividends                            ---                    ---                ---           (20,097)
     Other                                             ---                    ---                 26            (1,642)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                       167,664               $ 268,262        $1,069,146         $ 114,240(1)
======================================================================================================================

(1) Includes accumulated other comprehensive income for adjustments to minimum pension liabilities of $3,494, $2,274 and $2,191 as of December 31, 1999, 1998 and 1997, respectively.

The accompanying notes are an integral part of these statements.

                    Statements of Consolidated Cash Flows

                                                                                        Years Ended December 31,
(In thousands)                                                                        1999        1998         1997
-------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income (loss)                                                              $  24,793   $(393,383)  $   68,377
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation, depletion and amortization                                     239,568     289,067      265,765
      Unrealized mark-to-market loss on call options                                44,821         ---          ---
      Amortization of capitalized mining costs                                      38,334      52,634       55,254
      Amortization of put option premiums                                           18,465         ---          ---
      Write-down of assets                                                           3,514     614,893        9,500
      Deferred tax benefit                                                         (65,000)   (221,020)     (48,800)
      Cumulative effect of change in accounting principle                              ---      32,924          ---
      Undistributed losses of affiliated company                                    10,675       9,164          ---
      Minority interest, net of dividends                                           33,549      33,647        7,735
      Merger related asset write-down                                                  ---         ---       27,288
      (Gain) loss on asset sales and other                                         (24,502)      3,379        8,374
      (Increase) decrease in operating assets:
         Accounts receivable                                                        15,091      17,341      (12,188)
         Inventories                                                               (24,390)     (7,821)    (149,296)
         Other assets                                                                   65      (5,193)       8,414
      Increase (decrease) in operating liabilities:
         Accounts payable and other accrued liabilities                             55,623     (51,894)      41,983
         Other liabilities                                                          31,393        (225)       1,375
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          401,999     373,513      283,781
-------------------------------------------------------------------------------------------------------------------
Investing Activities
     Additions to property, plant and mine development                            (220,946)   (216,025)    (415,082)
     Proceeds from sale of future production                                       137,198         ---          ---
     Acquisition of additional interest in Minera Yanacocha                            ---     (75.868)         ---
     Advances to affiliated company                                               (158,878)   (131,029)     (67,119)
     Repayments from joint ventures and affiliates                                  19,873         ---       16,356
     Cash effect of consolidating Minera Yanacocha                                     ---         ---       40,705
     Proceeds from asset sales and other                                            41,917       2,099           48
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                             (180,836)   (420,823)    (425,092)
-------------------------------------------------------------------------------------------------------------------
Financing Activities
     Proceeds from short-term debt                                                   3,000         ---        7,630
     Repayments of short-term debt                                                  (3,000)    (25,771)     (27,840)
     Proceeds from long-term debt                                                  174,000     135,000      828,000
     Repayments of long-term debt                                                 (397,591)   (109,017)    (702,541)
     Dividends paid on common stock                                                (20,097)    (19,105)     (54,540)
     Other                                                                          (1,247)       (943)       9,781
-------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                               (244,935)    (19,836)      60,490
-------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                            (23,772)    (67,146)     (80,821)
Cash and cash equivalents at beginning of year                                      79,086     146,232      227,053
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $  55,314    $ 79,086   $  146,232
===================================================================================================================

See Note 16 for supplemental cash flow information.

The accompanying notes are an integral part of these statements.

                  Notes to Consolidated Financial Statements


Note 1

The Company

Newmont Mining Corporation and its subsidiaries (collectively, "NMC" or the "Company") is a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties. The Company also has an interest in a copper/gold mine that commenced production in late 1999. All of NMC's operations are conducted through Newmont Gold Company ("NGC"), a wholly-owned subsidiary of NMC.

NGC Merger
Prior to October 1998, NMC owned 93.75% of the common stock of NGC. In October 1998, NMC acquired the remaining 6.25% interest in NGC through the merger of a wholly-owned subsidiary of NMC into NGC. The merger was accounted for at historic cost, with the exception of the minority interest, which was accounted for as a purchase. The purchase price was based on the $24.25 per share value of the 10.7 million shares of NMC common stock issued to NGC stockholders. The excess purchase price over the carrying value of such minority interest (including transaction costs of $1.0 million and related deferred taxes of $53.6 million) was $206.9 million and was allocated to NGC's assets and liabilities based on their respective fair market values ($122.0 million to Investment in Batu Hijau and $84.9 million to Property, plant and mine development primarily for Yanacocha). The Company's stockholders' equity increased $259.3 million as a result of this transaction.

     The following unaudited pro forma information reflects the consolidated results of operations of the Company as if the acquisition had taken place on January 1, 1997. The pro forma results have been prepared for comparative purposes only and are not indicative of the results of operations that would have actually occurred had the merger been consummated on the date indicated. The pro forma information includes adjustments for the additional depreciation, depletion and amortization resulting from the allocation of the excess purchase price, elimination of the minority shareholders' interest in NGC, and the related income tax effects (in thousands, except per share).

                                For the Years Ended December 31,
                                               1998         1997
----------------------------------------------------------------
Sales                                    $1,453,856   $1,572,757
Net income (loss)                        $ (404,010)  $   63,248
Net income (loss) per share,
  basic and diluted                      $    (2.42)  $     0.38
----------------------------------------------------------------

Santa Fe Merger
In May 1997, NMC completed a merger with Santa Fe Pacific Gold Corporation ("Santa Fe"), a U.S. gold mining company, under which the outstanding shares of common stock of Santa Fe were converted into approximately 56.5 million shares of NMC common stock. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. Merger expenses of $162.7 million ($112.3 million, net of tax and minority interest) consisted of $135.4 million of transaction costs and $27.3 million in asset write-downs.

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

Note 2
                  Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Newmont Mining Corporation and the more-than-50%-owned subsidiaries that it controls. The Company also includes its pro-rata share of assets, liabilities and operations for unincorporated joint ventures in which it has an interest. All significant intercompany balances and transactions have been eliminated. The functional currency for all subsidiaries is the U. S. dollar.

Cash and Cash Equivalents
Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. Cash and cash equivalents are invested in United States Treasury bills and high-quality commercial paper and time deposits.

Investments
Short-term investments are carried at cost, which approximates market, and include Eurodollar, government and corporate obligations rated AA or higher.

     Investments in incorporated entities in which the Company's ownership is greater than 20% and less than 50%, and which the Company does not control, are accounted for by the equity method and are included in long-term assets. Income or loss from such investments is included in Equity loss of affiliated company.

                  Notes to Consolidated Financial Statements

Inventories
Ore and in-process inventories, and materials and supplies are stated at the lower of average cost or net realizable value. Precious metals are stated at market value.

Property, Plant and Mine Development
Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 2 to 21 years.

     The Company adopted AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") effective January 1, 1998. Under this accounting method, certain costs, such as organization, training and pre-feasibility expenses incurred in the start-up phase of a project are expensed as incurred (See Note 18).

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

     Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

     Gains or losses from normal sales or retirements of assets are included in other income or expense.

Asset Impairment
The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds fair value. Fair value is generally determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis is less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows include estimates of recoverable ounces, gold prices (considering current and historical prices, price trends and related factors) and production, capital and reclamation costs. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations (See Note 15).

Revenue Recognition
Gold sales are recognized when gold is produced. Initial proceeds from prepaid forward sales contracts are recorded as deferred revenue and are recognized in income when the related gold is delivered.

Mining Costs
In general, mining costs are charged to operations as incurred. However, certain of the Company's deposits have diverse grade and waste-to-ore ratios over the mine's life. Mining costs for these deposits, to the extent they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced.

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

     The Company's deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets that it believes will more likely than not fail to be realized.

                  Notes to Consolidated Financial Statements

Commodity Instruments
On a limited basis the Company has entered into commodity contracts to protect the selling price for certain anticipated gold production. The Company does not acquire, hold or issue commodity instruments for trading or speculative purposes.

     Put option contracts purchased by the Company provide the right, but not the obligation, to sell a specified number of ounces of gold at a specified strike price. Put options qualify for deferral accounting such that gains or losses on the contracts are recognized as the designated production is delivered or as the options expire. The initial fair value of put options is recorded as Put option premiums and is amortized over the term of the options.

     Call option contracts sold by the Company provide the contract holder the right, but not the obligation, to buy a specified number of ounces of gold at a specified strike price. The call option contracts are recorded at fair value and are marked to market at each reporting date.

     Forward sales contracts enable the Company to deliver to a counterparty a specified number of ounces of gold at a specified price and date. Gains and losses realized on these contracts, as well as any cost or revenue associated therewith, are recognized in sales when the related gold is delivered.

     Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments and hedging activity. SFAS No. 133 is effective for all periods in fiscal years beginning after June 15, 2000. SFAS No. 133 requires recognition of all derivative instruments on the balance sheet as either assets or liabilities and measurement at fair value. Changes in the derivative's fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument. The Company plans to adopt the statement on January 1, 2001, under which call option contracts will continue to be marked to market in current earnings and Deferred revenue from the sale of future production is expected to be bifurcated into a debt component and a derivative hedging component wherein gains and losses will be recorded in comprehensive income.

Earnings Per Common Share
Earnings or loss per share are presented for basic and diluted net income (loss) and, if applicable, for net income or loss before the cumulative effect of a change in accounting principle. Basic earnings per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares (the denominator) for the period. The computation of diluted earnings per share includes the same numerator, but the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued (such as the common share equivalents for employee stock options).

Comprehensive Income
In the first quarter of 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" that established standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. In addition to net income, comprehensive income includes all changes in equity during a period (such as adjustments to minimum pension liabilities), except those resulting from investments by and distributions to owners.

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

Reclassifications
Certain amounts in prior years have been reclassified to conform to the 1999 presentation.

Note 3

Batu Hijau

In July 1996, the Company and Sumitomo Corporation ("Sumitomo") formed the Nusa Tenggara Partnership ("NTP") to develop and operate the Batu Hijau copper/gold deposit in Indonesia. Production began in the fourth quarter of 1999 and the projected mine life is in excess of 20 years. The cost for development of the open pit mine, mill, and infrastructure (including employee housing, port, and electrical generation facilities), interest during construction and working capital was approximately $1.83 billion.

     Under the terms of the NTP agreement, the Company contributed its interest in the company that owns the project (P.T. Newmont Nusa Tenggara, "PTNNT") to NTP and Sumitomo contributed an agreed upon amount of cash. The Company retained an indirect 45% interest in PTNNT and Sumitomo an indirect 35% interest. The remaining 20% interest is held by an unrelated Indonesian company. Until recouping the bulk of its construction investment, including interest, the Company recognizes 56.25% of Batu Hijau's income.

                  Notes to Consolidated Financial Statements

     As a result of the ownership structure, the Company accounts for its investment in Batu Hijau as an equity investment. At December 31, 1999 and 1998, such investment was $438.3 million and $277.2 million, respectively. Differences between 56.25% of the NTP's net assets and the Company's investment include (i) $220 million for the fair market value adjustment recorded by NTP in conjunction with the Company's initial contribution, (ii) $33 million for intercompany charges, (iii) $122 million for the fair market value adjustment recorded by the Company in conjunction with the NGC minority interest acquisition and (iv) $108 million for contributions recorded by the Company that were classified as debt by NTP. Certain of these amounts are amortized or depreciated on a unit-of-production basis. The Company's investment also reflects $42 million for exploration expenditures incurred prior to the formation of NTP. (See Note 17 for a description of Equity loss of affiliated company, where Net income (loss) reflects the elimination of interest expense between Batu Hijau and NTP).

     Project development was funded by $1.0 billion from third party loans and $0.83 billion from the Company and Sumitomo. The loans are guaranteed by the Company and Sumitomo, 56.25% and 43.75%, respectively, until project completion tests are met (except for political risk which is born by the lenders), and will be non-recourse to the Company thereafter (except for a contingent obligation to fund its pro rata share of an additional $125 million). Repayment of the loans of $43.5 million semi-annually will be over a 13-year period beginning the earlier of six months after project completion tests are met or June 15, 2001, and will bear interest at blended fixed and floating rates. Based on current market rates at December 31, 1999, the average interest rates would be approximately 7.4% post-completion. The weighted average interest rates were 6.4% and 6.2% during 1999 and 1998, respectively, and 6.6% and 5.5% at December 31, 1999 and 1998, respectively.

     Following is summarized financial information for NTP (in thousands):

                                                   Years Ended December 31,
                                     1999                    1998                1997
-------------------------------------------------------------------------------------
Sales and other income           $ 15,224              $       93          $      540
Income (loss) before cumulative
  effect of a change in
  accounting principle           $ 11,846              $  (19,284)         $   (2,598)
Net income (loss)                $ 11,846              $  (69,410)         $   (2,598)
-------------------------------------------------------------------------------------

                                                                 At December 31,
                                                             1999                1998
-------------------------------------------------------------------------------------
Current assets                                         $  123,857          $   17,576
Property, plant and mine
  development, net                                     $1,956,515          $1,430,260
Other assets                                           $  203,744          $  104,238
Current liabilities                                    $  207,645          $  153,066
Long-term debt--third parties                          $1,000,000          $  640,000
Debt and related interest to
  partners and affiliates                              $  195,478                 ---
Other liabilities                                      $      132                 ---
Minority interest in PTNNT                             $   35,455          $   17,120
-------------------------------------------------------------------------------------

Note 4
Inventories

                                                                 At December 31,
(In thousands)                                            1999                   1998
-------------------------------------------------------------------------------------
Current:
     Ore and in-process inventories                   $190,576               $138,341
     Precious metals                                    52,525                 62,642
     Materials and supplies                             78,461                 78,254
     Other                                               1,052                  1,134
-------------------------------------------------------------------------------------
                                                      $322,614               $280,371
=====================================================================================
Ore-in-stockpiles (included in
  Long-term inventory)                                $171,206               $159,674
=====================================================================================

     During 1999, $32.9 million was reclassified from Property, plant and mine development to Ore and in-process inventories as a result of a Nevada like-kind property exchange.

                  Notes to Consolidated Financial Statements


Note 5
Property, Plant and Mine Development

                                                                                         At December 31,
(In thousands)                                                                          1999          1998
----------------------------------------------------------------------------------------------------------
Land and mining claims                                                            $  279,396   $   292,410
Buildings and equipment                                                            2,546,473     2,442,554
Mine development                                                                     641,494       584,325
Construction-in-progress                                                              75,232        60,018
----------------------------------------------------------------------------------------------------------
                                                                                   3,542,595     3,379,307
Accumulated depreciation, depletion
  and amortization                                                                (1,769,105)   (1,584,585)
Capitalized mining costs                                                             198,858       253,985
----------------------------------------------------------------------------------------------------------
                                                                                  $1,972,348   $ 2,048,707
==========================================================================================================

Note 6
Other Accrued Liabilities

                                                                                          At December 31,
(In thousands)                                                                          1999          1998
----------------------------------------------------------------------------------------------------------
Payroll and related benefits                                                      $   55,116   $    44,242
Interest                                                                              24,014        26,000
Royalties                                                                              6,737         6,264
Reclamation and remediation                                                            5,915         6,073
Severance benefits                                                                     1,489         2,908
Income taxes                                                                          34,396           187
Other                                                                                 55,354        41,151
----------------------------------------------------------------------------------------------------------
                                                                                  $  183,021   $   126,825
==========================================================================================================

Note 7
Income Taxes
The Company's income tax (expense) benefit consisted of (in thousands):

                                                                                  Years Ended December 31,
                                                                       1999              1998            1997
-------------------------------------------------------------------------------------------------------------
Current:
     Domestic                                                    $   (7,072)       $      ---        $ 13,700
     Foreign                                                        (72,328)          (40,144)        (54,600)
-------------------------------------------------------------------------------------------------------------
                                                                    (79,400)          (40,144)        (40,900)
-------------------------------------------------------------------------------------------------------------
Deferred:
     Domestic                                                        69,693           234,509          57,822
     Foreign                                                         (4,693)          (13,489)         (9,022)
-------------------------------------------------------------------------------------------------------------
                                                                     65,000           221,020          48,800
-------------------------------------------------------------------------------------------------------------
Total tax (expense) benefit                                      $  (14,400)       $  180,876        $  7,900
=============================================================================================================

The Company's income tax (expense) benefit differed from the amounts computed by applying the United States corporate income tax statutory rate for the following reasons (in thousands):

Years Ended December 31,
                                                      1999       1998       1997
--------------------------------------------------------------------------------
U.S. corporate income tax
  at statutory rate                               $(42,818)  $161,660   $(46,170)
Percentage depletion                                11,353     29,793     39,155
Valuation allowance on
  deferred tax assets                               11,075    (26,448)    (1,400)
Resolution of tax issues
  associated with prior years                          ---        ---     12,885
Foreign tax credits                                  6,831      8,905      4,377
Foreign earnings                                     1,039      8,553      1,377
Other                                               (1,880)    (1,587)    (2,324)
--------------------------------------------------------------------------------
Total tax (expense) benefit                       $(14,400)  $180,876   $  7,900
================================================================================

The Company's pretax income (loss) before minority interest, equity loss and cumulative effect of a change in accounting principle consisted of (in thousands):

                                                              Years Ended December 31,
                                                         1999          1998         1997
----------------------------------------------------------------------------------------
Domestic                                           $( 149,153)    $(670,383)    $(60,989)
Foreign                                               271,491       208,498      192,904
----------------------------------------------------------------------------------------
                                                     $122,338    $ (461,885)   $ 131,915
========================================================================================

                  Notes to Consolidated Financial Statements

     Components of the Company's consolidated deferred income tax assets and liabilities are as follows (in thousands):

                                                                                 At December 31,
                                                                                1999        1998
------------------------------------------------------------------------------------------------
Deferred tax assets:
     Exploration costs                                                      $ 81,727    $101,981
     Depreciation                                                             70,522      81,623
     Depletion of the cost of land
       and mining claims                                                      79,173         ---
     Alternative minimum tax credit
       carry forward                                                          44,689      52,983
     Capitalized inventory costs                                              19,665      34,863
     Foreign tax credit carry forward                                            ---      12,701
     Remediation and reclamation costs                                        25,735      24,633
     Mine development costs                                                    6,944      22,399
     Net operating loss carry forwards                                           ---      16,046
     Retiree benefit costs                                                    18,263      15,504
     Sale/leaseback transaction, net                                           6,184       9,264
     Relocation/reorganization costs                                           1,215       1,285
     Unrealized mark-to-market adjustments
       and amortization of put option premiums                                22,150         ---
     Other                                                                     7,219       7,463
------------------------------------------------------------------------------------------------
                                                                             383,486     380,745
     Valuation allowance for deferred tax assets                             (30,725)    (41,800)
------------------------------------------------------------------------------------------------
     Net deferred tax assets                                                 352,761     338,945
------------------------------------------------------------------------------------------------
Deferred tax liabilities:
     Depletion of the cost of land
       and mining claims                                                         ---     (91,589)
     Net undistributed earnings
       from subsidiaries                                                    (124,706)    (56,033)
     Capitalized mining costs                                                (58,418)    (65,348)
     Capitalized interest                                                    (24,849)    (17,228)
     Other                                                                      (948)     (1,151)
------------------------------------------------------------------------------------------------
     Deferred tax liabilities                                               (208,921)   (231,349)
------------------------------------------------------------------------------------------------
     Deferred tax assets, net of
       deferred tax liabilities                                             $143,840    $107,596
================================================================================================

     Net deferred tax assets of $207.7 million and $156.3 million related to domestic tax jurisdiction and net deferred tax liabilities of $63.8 million and $48.7 million related to foreign tax jurisdiction at December 31, 1999 and 1998, respectively.

Note 8
Debt
Long-Term Debt
Long-term debt consisted of (in thousands):

                                                               At December 31,
                                                              1999         1998
-------------------------------------------------------------------------------
Sale-leaseback of refractory
  ore treatment plant                                   $  335,482   $  343,339
Credit facility                                            210,000      385,000
83U8% debentures, net                                      199,902      199,889
85U8% notes                                                150,000      150,000
Medium-term notes                                           32,000       42,000
Project financings                                         110,102      128,478
-------------------------------------------------------------------------------
                                                         1,037,486    1,248,706
Current maturities                                         (23,293)     (47,575)
-------------------------------------------------------------------------------
                                                        $1,014,193   $1,201,131
===============================================================================

     Scheduled minimum long-term debt repayments are $23.3 million in 2000, $29.4 million in 2001, $188.9 million in 2002, $53.7 million in 2003, $44.8 million in 2004 and $697.4 million thereafter. The Company may accelerate credit facility repayments, depending on available operating cash flow.

Sale-Leaseback of the Refractory Ore Treatment Plant
In September 1994, the Company entered into a sale and leaseback agreement for its refractory ore treatment plant located in Carlin, Nevada. The transaction was accounted for as debt and the cost of the refractory ore treatment plant was recorded as a depreciable asset. The lease term is 21 years and aggregate future minimum lease payments, which include interest, as of December 31, 1999 and 1998 were $549.1 million and $578.8 million, respectively. Payments are $29.7 million annually over the next five years. The lease includes purchase options during and at the end of the lease at predetermined prices. The interest rate on this sale-leaseback transaction is 6.36%. Because this asset is specialized, it is not practicable to estimate the fair value of this debt.

     In connection with this transaction, the Company entered into certain interest rate hedging contracts that were settled for a gain of $11 million, which is recognized as a reduction of interest expense over the term of the lease. Including this gain, the effective interest rate on the transaction is 6.15%.

Credit Facilities
In June 1997, the Company entered into a $1.0 billion revolving credit facility with a consortium of banks, replacing separate credit facilities held by NGC and Santa Fe. As of December 31, 1999, $210.0 million was outstanding under the credit facility, which expires in June 2002. Interest rates are variable, can be fixed for up to six months at the option of

                  Notes to Consolidated Financial Statements

the Company and are subject to adjustment if changes in the Company's long-term debt ratings occur. As of December 31, 1999 and 1998, the interest rate was 6.7% and 5.8%, respectively, and the weighted average interest rate for such years was 5.4% and 5.9%, respectively. An annual facility fee, currently 0.1%, is required based on the lenders' total commitment. The fair value of amounts outstanding under the credit facility at December 31, 1999 approximated the related carrying amount.

     The credit facility contains certain covenants, including limitations on aggregate consolidated indebtedness (including guarantees) to 60% of total capitalization, requirements for $1.0 billion of minimum consolidated tangible net worth and limitations on incurring liens, fundamental business changes and transactions with affiliates.

8 3/8% Debentures
Unsecured debentures in an aggregate principal amount of $200 million maturing July 1, 2005 bearing an annual interest rate of 8.375% were outstanding at December 31, 1999 and 1998. The debentures were initially issued by Santa Fe and have become the obligations of NGC. The debentures were priced at 99.928% to yield 8.386% and are not redeemable prior to maturity. Interest is payable semi-annually in January and July. The costs related to the issuance of the debentures were capitalized and are amortized to interest expense over the term of the debentures. Using prevailing interest rates on similar instruments, the fair value of these debentures was approximately $195.6 million and $204.9 million at December 31, 1999 and 1998, respectively.

8 5/8% Notes
Unsecured notes with a principal amount of $150 million due April 1, 2002 bearing an annual interest rate of 8.625% were outstanding at December 31, 1999 and 1998. Interest is payable semi-annually in April and October and the notes are not redeemable prior to maturity. Using interest rates prevailing on similar instruments at December 31, 1999 and 1998, the estimated fair value of this debt was $150.6 million and $154.4 million, respectively.

Medium-Term Notes
Unsecured notes totaling $32 million and $42 million were outstanding as of December 31, 1999 and 1998, respectively, with a weighted average fixed interest rate of 7.68% and maturing on various dates beginning mid-1999 to late 2004. Interest is payable semi-annually in March and September and the notes are not redeemable prior to maturity. Using interest rates prevailing on similar instruments at December 31, 1999 and 1998, the estimated fair value of these notes was $31.0 million and $42.2 million, respectively.

Project Financings

Minera Yanacocha
Minera Yanacocha issued debt through the sale of $100 million 8.4% 1997 Series A Trust Certificates ("Certificates") to various institutional investors. At December 31, 1999 and 1998, $88 million and $94 million, respectively, was outstanding under the financing. Interest on the Certificates is fixed at 8.4% and repayments are required quarterly through 2004. The fair value of the Certificates was $81.0 million and $91.8 million at December 31, 1999 and 1998, respectively.

     Minera Yanacocha also had $1.7 million and $9.9 million outstanding under loans with the International Finance Corporation ("IFC") and with Deutsche Investitions und Entwicklungsgesellschaft mbH ("DEG") at December 31, 1999 and 1998, respectively. The IFC and DEG loans mature in 2000, and interest rates on a portion of the loans are variable, ranging from 2.88% to 3.25% over LIBOR. A portion of the IFC loan is subject to an interest rate premium (not to exceed 2.5%) when the average realized gold price exceeds $370 per ounce. Interest rates on a portion of the DEG loan are fixed at 9.3%. Weighted average interest rates on the IFC and DEG loans were 9.0% and 9.1% as of and for the years ended December 31, 1999 and 1998, respectively, and the fair value of the fixed-rate portion of such loans approximated carrying value.

     In December 1999, Minera Yanacocha entered into a $100 million credit facility with the IFC for the development of its La Quinua project. No amounts were outstanding under the credit facility as of December 31, 1999. Interest rates will be LIBOR plus 2.375% on the $20 million "A tranche" and LIBOR plus 2.0% on the $80 million "B tranche". Also in December 1999, Minera Yanacocha assumed certain lease and purchase agreements for mining equipment. At December 31, 1999, the net present value of future minimum payments was $11.4 million, with an interest component of 11.1%.

     All Minera Yanacocha debt (non-recourse to Newmont) is secured by certain restricted funds and substantially all of Minera Yanacocha's property, plant and equipment.

Zarafshan-Newmont
The Company, through a wholly-owned subsidiary, is a 50% participant in the Uzbek-American Joint Venture Zarafshan-Newmont ("Zarafshan-Newmont") in the Republic of Uzbekistan. The other 50% participants are two Uzbek government entities.

     As of December 31, 1999, Zarafshan-Newmont had $18.0 million outstanding under a project financing loan secured by the assets of the project. The loan is to be repaid in semi-annual installments of $6.0 million beginning July 2001. The interest rate is 4.25% over the three-month LIBOR. The weighted average interest rates for 1999 and 1998 were 9.6% and 9.5%, respectively, and the interest rates at December 31,

                  Notes to Consolidated Financial Statements

1999 and 1998 were 10.4% and 9.2%, respectively. The carrying amount of the loan is estimated to approximate its fair market value. The Company has guaranteed payment of certain amounts due under the loan, which totaled $9.0 million at December 31, 1999, and the Uzbek partners have guaranteed payment of the balance.

Capitalized Interest
Capitalized interest was $23.3 million, $13.7 million and $15.6 million in 1999, 1998 and 1997, respectively.

Note 9

Deferred Revenue fromSale of Future Production

In July 1999, the Company entered into a prepaid forward sale contract for approximately 483,333 ounces of gold, with initial proceeds of $137.2 million, for delivery in June 2005, 2006 and 2007. Such proceeds were recorded as deferred revenue and will be recognized in income when the related gold is delivered. Additional proceeds will be determined at each delivery date based on the excess of the then existing market price (not to exceed $380 per ounce) over $300 per ounce. The prepaid forward sale contract also included semi-annual delivery requirements of approximately 17,950 ounces beginning June 2000 through June 2007. Newmont has entered into forward purchase contracts at prices increasing from $263 per ounce in 2000 to $354 per ounce in 2007 to coincide with these delivery commitments.

Note 10

Option Contracts

In late July and early August 1999, the Company purchased put option contracts for 2.85 million ounces of gold, with a strike price of $270 per ounce. This purchase was paid for by selling call option contracts for 2.35 million ounces at the strike prices noted below. Put option contracts for one million ounces were subject to termination if the market price reached $270 per ounce at any time prior to such contracts' expiration date, which was August 2000 through July 2001. These put option contracts were thus terminated in September 1999.

     As of December 31, 1999, the following contracts were outstanding:

                     Purchased Put Options      Sold Call Options
                     ---------------------      -----------------
                        Ozs.        Price          Ozs.     Price
-----------------------------------------------------------------
2000                  1,183,333      $270            ---      ---
2004                        ---       ---        250,000     $350
2005                        ---       ---        250,000     $350
2008                        ---       ---      1,000,000     $386
2009                        ---       ---        850,000     $385
-----------------------------------------------------------------

     The put options qualify for deferral accounting such that gains and losses on the contracts are recognized as the designated production is delivered or as the options expire. The initial fair value of the options of $37.6 million was recorded as Put option premiums and is amortized over the term of the options. At December 31, 1999, $18.5 million was amortized in Sales, including the premiums associated with terminated options. The call option contracts, with an initial fair value of $37.6 million, are marked to market at each reporting date and on December 31, 1999, had a fair value of $82.4 million, resulting in a non-cash, unrealized loss of $44.8 million. Call options in 2004 and 2005 terminate if the market price is $240 per ounce or lower at any time prior to expiration.


Note 11
Stockholders' Equity

As discussed in Note 1, NMC issued 10.7 million shares of common stock in conjunction with the acquisition of NGC's minority interest in October 1998. The Company paid dividends of $0.12 per common share in each of 1999 and 1998 and $0.39 per share, in 1997.

     Each share of NMC's common stock carries one Preferred Share Purchase Right ("PSPR") that expires in September 2000 unless earlier redeemed. Each PSPR entitles the holder to purchase from NMC one five-hundredth of a share of NMC participating preferred stock for $150 (subject to adjustment). Until exercised, holders of PSPRs have no stockholder rights. The PSPRs become exercisable only if a defined acquiring person has acquired 15% or more of NMC common stock or has begun a tender or exchange offer that would result in such person owning 15% or more of NMC common stock. If such events occur, PSPR holders will have a right to receive, upon exercise, NMC common stock (or in certain circumstances common stock of the acquiring company) having a value equal to two times the purchase price of the PSPR. NMC may redeem the PSPRs for $0.01 each prior to an announcement that a defined acquiring person exists.

                  Notes to Consolidated Financial Statements

Note 12

Stock Options

Employee Stock Options
Under the Company's stock option plans, options to purchase shares of stock have been granted to key employees generally at the fair market value of such shares on the date of grant. The options under these plans generally vest over a two-year period (except for certain options granted to key employees, which vest over a four-year period) and are exercisable over a period not exceeding ten years. At December 31, 1999, 4,699,474 shares were available for future grants under the Company's plans. In conjunction with the merger with Santa Fe, 566,000 shares were authorized for issuance in connection with outstanding Santa Fe stock options that were assumed by NMC.

     The following table summarizes annual total stock option activity for each of the three years in the period ended December 31:

                                                             1999                        1998                       1997
                                                      -----------------------    ---------------------    ----------------------
                                                                     Weighted                 Weighted                   Weighted
                                                                      Average                  Average                    Average
                                                       Number        Exercise     Number      Exercise     Number        Exercise
                                                      of Shares        Price     of Shares     Price      of Shares        Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                      5,952,968      $   35      4,068,828    $   41     3,063,087      $   43
Granted                                               5,065,550      $   19      2,257,583    $   26     1,602,802      $   35
Exercised                                                (1,625)     $   22         (8,502)   $   30      (439,363)     $   31
Forfeited                                              (268,197)     $   30       (364,941)   $   37      (157,698)     $   47
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                           10,748,696      $   28      5,952,968    $   35     4,068,828      $   41
=================================================================================================================================
Options exercisable at year end                       3,867,965      $   39      2,644,156    $   44     1,944,027      $   43
Weighted average fair value of
  options granted during  the year                       $11.54                     $18.34                  $14.31
=================================================================================================================================

The following table summarizes information about stock options outstanding at December 31, 1999 with exercise prices equal to the fair market value on the date of grant and no restrictions on exercisability after vesting:

                                      Options Outstanding                                 Options Exercisable
                      -------------------------------------------------             -------------------------------
                                            Weighted            Weighted                                  Weighted
                                            Average             Average                                   Average
Range of               Number              Remaining            Exercise              Number              Exercise
Exercise Prices       Outstanding       Contractual Life         Price              Exercisable            Price
-------------------------------------------------------------------------------------------------------------------
$18 to $24              5,922,415           9.2 years             $20                 361,495               $22
$25 to $29              1,233,338           8.1 years             $28                 539,890               $29
$30 to $35                683,176           7.0 years             $32                 573,901               $32
$36 to $44              1,596,459           6.0 years             $39               1,316,011               $39
$45 to $59                809,954           5.8 years             $53                 809,954               $53
-------------------------------------------------------------------------------------------------------------------
$18 to $59             10,245,342           8.1 years             $28               3,601,251               $39
===================================================================================================================

Notes to Consolidated Financial Statements

     In 1994, 1993 and 1992, certain key executives were granted options that, although the exercise price was generally equal to the fair market value on the date of grant, cannot be exercised when otherwise vested unless the market price of NMC's common stock is a defined amount above the option exercise price. In addition, the same executives were granted options in 1994, 1993 and 1992 having exercise prices in excess of the fair market value on the date of grant. Generally, these key executive options vest over a period of one to five years and are exercisable over a ten-year period. At December 31, 1999, 503,354 of these options were outstanding and 266,714 were exercisable. Information about all other stock options outstanding at December 31, 1999 is summarized below:

                                                                      Options Outstanding                      Options Exercisable
                                                   --------------------------------------------------------   ---------------------
                                                                                  Weighted         Weighted               Weighted
                                                    Range of                       Average          Average                Average
                                                    Exercise       Number         Remaining         Exercise    Number     Exercise
                                                     Prices      Outstanding    Contractual Life     Price    Exercisable   Price
-----------------------------------------------------------------------------------------------------------------------------------
Options with exercise prices in excess of the
  fair market value on the date of the grant       $40 to $56      266,714         3.5 years          $50      266,714       $50
Options that cannot be exercised until the
  market price exceeds a fixed amount above the
  exercise price                                   $30 to $41      236,640         3.8 years          $37           --       $--
-----------------------------------------------------------------------------------------------------------------------------------

     The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options. Accordingly, because stock option exercise prices equal the market value on the date of grant, no compensation cost has been recognized for its stock options. Had compensation cost for the options been determined based on market value at grant dates in 1999, 1998 and 1997, as prescribed by SFAS No. 123, the Company's net income and earnings per share would have been the pro forma amounts indicated below:

                                                  Years Ended December 31,
                                            1999            1998        1997
----------------------------------------------------------------------------
Net income (loss) (000)
     As reported                         $24,793       $(393,383)    $68,377
     Pro forma                           $ 1,846       $(406,484)    $57,540
Net income (loss) per share,
     basic and diluted
     As reported                         $  0.15       $   (2.47)    $  0.44
     Pro forma                           $  0.01       $   (2.56)    $  0.37
----------------------------------------------------------------------------

     For purposes of determining the pro forma amounts, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for 1999, 1998 and 1997, respectively: weighted average risk-free interest rates of 6.4%, 4.5% and 5.8%; dividend yield of 0.6%, 0.5% 1.0%; expected lives of eight years, six years and five years; and volatility of 52%, 85% and 40%, respectively.

     Compensation costs included in the pro forma amounts reflect only fair values of options granted after January 1, 1995. These amounts may not be indicative of actual results had the Company used fair-value-based accounting for stock options.

Other Stock-Based Compensation
In 1997, the Company adopted an intermediate term incentive plan ("ITIP") under which restricted stock may be granted to certain key employees. These shares are granted upon achievement of certain financial and operating thresholds at fair market value on the grant date. ITIP stock grants are subject to certain restrictions related to ownership and transferability that currently lapse two years (for ownership) and five years (for transfer) from the date of the grant. In 1999 and 1998, 62,800 and 31,705 shares of restricted stock, respectively, were issued under ITIP, of which 74,394 shares remain restricted at December 31, 1999. In 1998, the Company awarded 10,643 shares of restricted stock to certain key executives, of which 5,322 shares remain restricted at December 31, 1999. Compensation expense recorded for these grants was $1.1 million, $1.2 million and $0.8 million in 1999, 1998 and 1997, respectively.

Note 13

Employee Pension and Other Benefit Plans

Pension Plans
The Company's pension plans include: (1) three qualified non-contributory defined benefit plans (for salaried employees and substantially all domestic hourly employees); (2) two non-qualified supplemental plans (for salaried employees whose benefits under the qualified plan are limited by federal legislation); and (3) a non-qualified cash balance international plan (for select employees who are not eligible to participate in the U.S.-based plans because of citizenship). The vesting period

                  Notes to Consolidated Financial Statements

for each plan is five years of service. The plans' benefit formulas are based on an employee's years of credited service and either (i) such employee's last five years average pay (salaried plan), (ii) a percentage of annual pay (international plan) or (iii) a flat dollar amount adjusted by a service-weighted multiplier (hourly plan).

     Pension costs are determined annually by independent actuaries and pension contributions to the qualified plans are made based on funding standards established under the Employee Retirement Income Security Act of 1974 .

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

     The following tables provide a reconciliation of changes in the plans' benefit obligations and assets' fair values over the two-year period ended December 31, 1999 and a statement of the funded status as of December 31 of both years (in thousands):

                                                             Pension Benefits       Other Benefits
                                                            ------------------   -------------------
                                                               1999       1998       1999      1998
----------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
     Benefit obligation at beginning of year               $133,410   $118,099   $ 50,043   $42,898
     Service cost-benefits earned during the year             8,536      7,023      3,693     3,604
     Interest cost                                            9,081      8,122      2,951     2,961
     Actuarial (gain)/loss                                  (15,023)     4,775    (12,989)    1,785
     Benefits paid                                           (7,572)    (4,609)    (1,450)   (1,205)
----------------------------------------------------------------------------------------------------
     Benefit obligation at end of year                     $128,432   $133,410    $42,248  $ 50,043
====================================================================================================
Change in Fair Value of Assets:
     Fair value of assets at beginning of year             $114,500   $108,585   $     --  $     --
     Adjustment to fair value of assets                       4,586        287         --        --
     Actual return on plan assets                             8,944      8,064         --        --
     Employer contributions                                   3,417      2,173      1,450     1,205
     Benefits paid                                           (7,572)    (4,609)    (1,450)   (1,205)
----------------------------------------------------------------------------------------------------
     Fair value of assets at end of year                   $123,875   $114,500   $     --  $     --
====================================================================================================
     Funded status                                         $ (4,556)  $(18,910)  $(42,248) $(50,043)
     Unrecognized prior service cost                          1,445      1,565      1,322     3,246
     Unrecognized net loss (gain)                            (8,028)    10,573    (13,006)   (1,936)
     Unrecognized net obligation                                374        288         --        --
----------------------------------------------------------------------------------------------------
     Accrued cost                                          $(10,765)  $ (6,484)  $(53,932) $(48,733)
====================================================================================================

     The Company's non-qualified pension plans and postretirement benefit plans have Accumulated Benefit Obligations (OABOO) in excess of plan assets. The ABO was $5.4 million and $4.4 million for supplemental pension plans and $42.2 million and $50.0 million for postretirement benefit plans, at December 31, 1999 and 1998, respectively.

     The following table provides amounts recognized in the consolidated balance sheets as of December 31 (in thousands):

                                                             Pension Benefits       Other Benefits
                                                            ------------------   -------------------
                                                               1999       1998       1999      1998
----------------------------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheets:
     Accrued benefit cost                                  $(18,200)  $(13,374)  $(53,932) $(48,733)
     Intangible asset                                         1,641      3,427         --        --
     Accumulated other comprehensive income                   5,794      3,463         --        --
----------------------------------------------------------------------------------------------------
     Net amount recognized                                 $(10,765)  $ (6,484)  $(53,932) $(48,733)
====================================================================================================

               Notes to Consolidated Financial Statements

     In accordance with the provisions of SFAS No. 87, an adjustment was required to reflect a minimum liability for the supplemental pension plan in 1999, 1998 and 1997. As a result of such adjustment, an intangible asset was recorded and (to the extent the minimum liability adjustment exceeded the unrecognized net transition liability) stockholders' equity was reduced $3.5 million, $2.3 million and $2.2 million (net of related deferred income tax benefits) at December 31, 1999, 1998 and 1997, respectively.

     The following table provides components of net periodic pension benefit cost for the indicated fiscal years (in thousands):

                                                                      Pension Benefits            Other Benefits
                                                            ------------------------------   -------------------------
                                                                1999        1998      1997     1999     1998     1997
----------------------------------------------------------------------------------------------------------------------
Components of net periodic pension benefit cost:
     Service cost                                           $  8,536     $ 7,023   $ 6,529   $3,693   $3,604   $2,908
     Interest cost                                             9,081       8,122     7,435    2,951    2,961    2,317
     Expected return on plan assets                          (10,318)     (9,093)   (7,895)      --       --       --
     Amortization of prior service cost                          119         119       119      102      232       --
     Amortization of loss/(gain)                                 366         280       297      (97)     (12)    (302)
     Amortization of net obligation (asset)                      (86)        (86)      (86)      --       --     (235)
----------------------------------------------------------------------------------------------------------------------
       Total net periodic pension benefit cost              $  7,698     $ 6,365   $ 6,399   $6,649   $6,785   $4,688
______________________________________________________________________________________________________________________

     For the pension plans, prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants. Postretirement benefits other than pensions are accrued during an employee's service to the Company.

     Assumptions used in measuring the Company's benefit obligation were as follows:

                                           Pension            Other
                                          Benefits           Benefits
                                       --------------    ---------------
                                        1999     1998     1999      1998
------------------------------------------------------------------------
Weighted-average assumptions
     as of December 31:
     Discount rate                     7.75%    6.75%    7.75%     6.75%
     Expected return on plan assets    9.25%    9.00%      N/A       N/A
     Rate of compensation increase     4.00%    4.00%    4.00%     4.00%
------------------------------------------------------------------------

     The assumed health care cost trend rate to measure the expected cost of benefits was 5% for 2000 and each year thereafter. Assumed health care cost trend rates have a significant effect on amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

                                                     1%           1%
                                                  Increase     Decrease
------------------------------------------------------------------------
Effect on total of service and interest
     cost components of net periodic
     postretirement health care benefit cost      $ 1,250      $ (1.050)
Effect on the health care component
     of the accumulated postretirement
     benefit obligation                           $ 6,900      $ (5,800)
------------------------------------------------------------------------

Savings Plan

The Company has two qualified defined contribution savings plans, one that covers salaried employees and another that covers substantially all hourly employees. In addition, the Company has a non-qualified supplemental savings plan for salaried employees whose benefits under the qualified plan are limited by federal regulations. When an employee meets eligibility requirements, the Company matches 100% of employee contributions of up to 6% and 4% of base salary for the salaried and hourly plans, respectively. The Company's matching contributions under these plans were $8.2 million, $8.7 million and $8.9 million in 1999, 1998 and 1997, respectively.

                  Notes to Consolidated Financial Statements

Note 14

Dividends, Interest and Other

Dividends, interest and other in 1999 included a $13 million gain from the sale of the True North exploration property in Alaska and an $8 million gain from the sale of an investment in another mining company. In 1998 and 1997, $8.3 million and $6.5 million, respectively, was included for recoveries from business interruption insurance. In 1997, $23.7 million was included from closing Santa Fe put and call option contracts.

Note 15

Write-Down of Assets

In 1998, as a result of a prolonged period of low gold prices, the Company adjusted the carrying value of certain long-lived assets to their estimated fair values resulting in an impairment loss of $614.9 million ($424.7 million net of tax). The write-down included $587.6 million for Nevada operations (primarily at former Santa Fe properties), $13.4 million for certain Santa Fe exploration properties and $13.9 million for other investments (including $7.2 million at the Mesquite mine). The write-down related to Property, plant and mine development ($528 million), ore-in-stockpiles inventory ($67 million), materials and supplies inventory ($13 million) and Other long-term assets ($7 million).

Note 16

Supplemental Cash Flow Information

Net cash provided by operating activities included the following cash payments (in thousands):

                                  Year Ended December 31,
                                 1999      1998      1997
---------------------------------------------------------
Income taxes, net of refunds  $11,360   $52,695   $46,671
Interest, net of amounts
     capitalized              $63,226   $80,903   $76,711
---------------------------------------------------------

     In the third quarter of 1999, NMC entered into two put and call option contracts described in Note 10. As a result, non-cash increases to Put option premiums and Fair value of written call options ($37.6 million) were recorded for the initial fair value of these contracts.

     In December 1999, Minera Yanacocha assumed certain equipment lease and purchase agreements (see Note 8) that resulted in a non-cash increase to Property, plant and mine development and long-term debt ($12.4 million).

     In October 1998, NMC acquired the remaining 6.25% interest in NGC. As described in Note 1, this transaction resulted in non-cash increases to: stockholders' equity ($259 million), Investment in Batu Hijau ($122 million), Property, plant and mine development ($85 million), deferred income tax liability ($54 million); and a non-cash decrease to minority interest ($107 million).

     In 1998, the Company retired mostly fully depreciated property, plant and mine development with an original cost of $50 million, which is not reflected in the statements of consolidated cash flows.

     In 1997, the Company recognized income tax benefits of $12.9 million resulting from the resolution of certain tax issues associated with prior years.

Note 17

Segment and Related Information

The Company predominantly operates in a single industry as a worldwide corporation engaged in gold production, exploration for gold and acquisition of gold properties. The Company has operations in North America, Peru, Indonesia and Uzbekistan and its reportable segments are based on the geographic location of these operations. Earnings from operations do not include general corporate expenses, interest (except project-specific interest) or income taxes (except for equity investments).

                  Notes to Consolidated Financial Statements

                Financial information relating to the Company's consolidated segments is as follows (in millions):

                                                                           Year Ended December 31, 1999
-----------------------------------------------------------------------------------------------------------------------------
                                                North American                          Zarafshan-
                                                  Operations    Yanacocha*   Minahasa     Newmont        Other   Consolidated
-----------------------------------------------------------------------------------------------------------------------------
Sales                                             $  741.0      $  464.3     $  118.3    $   75.3      $             $1,398.9
Interest income                                   $     --      $    3.8     $    0.1    $     --      $    4.8      $    8.7
Interest expense                                  $    0.4      $    7.5     $           $    2.7      $   52.0      $   62.6
Depreciation and amortization                     $  132.8      $   66.8     $   23.0    $   11.2      $    5.8      $  239.6
Pre-tax income (loss) before minority interest
     and equity loss                              $   34.6      $  193.7     $   58.5    $   17.2      $ (181.7)     $  122.3
Significant non-cash items:
     Amortization of capitalized mining           $   30.6      $     --     $    7.2    $     --      $    0.5      $   38.3
     Write-down of assets                         $    3.5      $     --     $     --    $     --      $     --      $    3.5
Capital expenditures                              $   58.6      $  126.3     $   10.8    $    3.2      $   22.0      $  220.9
Total assets at December 31, 1999                 $1,750.2      $  599.4     $  132.6    $  107.4      $  793.8      $3,383.4
-----------------------------------------------------------------------------------------------------------------------------
*Not reduced for minority interest
                                                                           Year Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                North American                          Zarafshan-
                                                  Operations    Yanacocha*   Minahasa     Newmont        Other   Consolidated
-----------------------------------------------------------------------------------------------------------------------------
Sales                                             $  909.7      $  392.5     $   96.6    $   55.1      $     --      $1,453.9
Interest income                                   $     --      $    3.2     $    0.2    $     --      $    4.4      $    7.8
Interest expense                                  $    0.4      $    9.0     $     --    $    5.1      $   64.3      $   78.8
Depreciation and amortization                     $  192.3      $   59.6     $   20.1    $   11.3      $    5.8      $  289.1
Pre-tax income (loss) before minority
     interest, equity loss and cumulative         $ (511.2)     $  177.1     $   41.2    $   (0.5)     $ (168.5)     $ (461.9)
     effect of a change in accounting principle
Cumulative effect of a change in
     accounting principle                         $  (10.6)     $     --     $   (1.5)   $   (2.5)     $  (18.3)     $  (32.9)
Significant non-cash items:
     Amortization of capitalized mining           $   48.4      $     --     $    4.2    $     --      $     --      $   52.6
     Write-down of assets                         $  594.8      $     --     $     --    $     --      $   20.1      $  614.9
Capital expenditures                              $  112.0      $   82.5     $    6.4    $    0.9      $   14.2      $  216.0
Total assets at December  31, 1998                $1,811.8      $  500.2     $  147.2    $  122.3      $  653.9      $3,235.4
------------------------------------------------------------------------------------------------------------------------------
*Not reduced for minority interest

                                                                           Year Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                North American                          Zarafshan-
                                                  Operations    Yanacocha*   Minahasa     Newmont        Other   Consolidated
-----------------------------------------------------------------------------------------------------------------------------
Sales                                             $1,075.2      $  344.3     $   83.1    $   70.2      $     --      $1,572.8
Interest income                                   $     --      $    4.2     $    0.1    $     --      $   10.3      $   14.6
Interest expense                                  $    0.3      $    6.2     $     --    $    6.9      $   63.7      $   77.1
Depreciation and amortization                     $  192.4      $   41.7     $   18.3    $   11.9      $    1.5      $  265.8
Pre-tax income (loss) before minority interest,
     equity loss and cumulative effect of a change
     in accounting principle                      $  223.5      $  190.1     $   25.5    $    8.7      $ (315.9)     $  131.9
Amortization of capitalized mining                $   55.3      $     --     $     --    $     --      $     --      $   55.3
Capital expenditures                              $  249.8      $  113.7     $   24.2    $    5.6      $   21.8      $  415.1
Total assets at December 31, 1997                 $1,605.5      $  350.6     $  179.5    $  137.1      $1,341.3      $3,614.0
-----------------------------------------------------------------------------------------------------------------------------
* Not reduced for minority interest

Financial information relating to the Company's equity investment in Batu Hijau was as follows (in millions):

                                           Years Ended December 31,
                                         1999        1998         1997
----------------------------------------------------------------------
Sales                                $   15.2    $     --     $
Interest income                      $     --    $     --     $     --
Interest expense                     $   17.1    $   11.0     $     --
Depreciation and amortization        $    8.8    $    0.1     $    0.1
Net income (loss) before
     cumulative effect of a change
     in accounting principle         $   10.3    $  (26.8)    $   (2.4)
Cumulative effect of a change
     in accounting principle         $     --    $  (49.3)    $     --
Capital expenditures                 $  607.9    $  826.3     $  250.2
Total assets at December 31,         $2,107.6    $1,353.5     $  502.5
----------------------------------------------------------------------

     Equity loss of affiliated company was $10.7 in 1999 (based on 56.25% of Batu Hijau's net income of $10.3 million plus $5.2 million of eliminated intercompany interest, reduced by $20.6 million to reclassify deferred tax benefits and increased by $1.2 million for other items) and $9.2 million in 1998 (based on 56.25% of the Batu Hijau loss after elimination of $11 million intercompany interest). Equity losses for Batu Hijau for 1997 were included in Exploration and research expense.

     Revenues from export and domestic sales were as follows (in millions):

                                     For the Years Ended December 31,
                                      1999           1998         1997
----------------------------------------------------------------------
Europe                                $1,350.8   $1,382.0     $1,498.0
United States                              4.9        7.2          6.0
Other                                     61.7       64.7         68.8
----------------------------------------------------------------------
Total                                 $1,417.4*  $1,453.9     $1,572.8
______________________________________________________________________
*Excludes $18.5 million for amortization of put option premium amortization

     Long-lived assets in the United States and other countries are as follows (in millions):

                                                   As of December 31:
                                                     1999         1998
----------------------------------------------------------------------
United States                                    $1,757.2     $1,898.3
Indonesia                                           569.8        394.1
Peru                                                414.8        267.3
Other                                               107.5        162.6
----------------------------------------------------------------------
                                                 $2,849.3     $2,722.3
______________________________________________________________________

     The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 1999, sales to two customers totaled $757 million and $493 million or 53% and 35%, respectively. In 1998, sales to two customers totaled $869 million and $239 million or 61% and 17% of total sales, respectively. In 1997, sales to one customer totaled $897 million or 57% of total sales.

Note 18

Accounting Change

As described in Note 2, the Company adopted SOP 98-5 effective January 1, 1998. The change resulted in expensing certain costs incurred in the start-up phase of a project. Previously capitalized start-up costs (incurred prior to January 1, 1998) of $32.9 million (net of tax and minority interest) reflected the cumulative effect of the change and included approximately $18 million for Batu Hijau and $11 million for Nevada operations.

Note 19

Commitments and Contingencies

Environmental Obligations

The Company's mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures.

     Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. At December 31, 1999 and December 31, 1998, $66.9 million and $56.0 million, respectively, were accrued for reclamation and remediation costs relating to currently producing mineral properties.

     Certain appeals have been filed by third parties with the Department of Interior Board of Land Appeals in conjunction with the Twin Creeks Environmental Impact Statement. These appeals seek to impose mitigation and other conditions on the mine operations. The Company has intervened and does not believe that such appeals have merit. An unfavorable outcome of such appeals, however, could result in additional conditions on operations that may have a material adverse effect on the Company's financial position or results of operations.

     In addition, the Company is involved in several matters concerning environmental obligations associated with former mining activities. Generally, these matters concern developing and implementing remediation plans at the various sites involved. The Company believes that the related environmental obligations associated with these sites are similar in nature with respect to the development of remediation plans, their risk profile and the compliance required to meet general environmental standards. Based upon the Company's best estimate of

                  Notes to Consolidated Financial Statements

its liability for these matters, $43.6 million and $44.9 million were accrued for such obligations at December 31, 1999 and December 31, 1998, respectively. These amounts are included in Other accrued liabilities and Reclamation and remediation liabilities. Depending upon the ultimate resolution of these matters, the Company believes that it is reasonably possible that the liability for these matters could be as much as 70% greater or 20% lower than the amount accrued at December 31, 1999. The amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time. Changes in estimates are charged to Costs and expenses, Other in the period estimates are revised.

     Details about certain of the more significant sites involved are discussed below.

Idarado Mining Company ("Idarado")-80.1% owned

In July 1992, the Company and Idarado signed a consent decree with the State of Colorado ("State") that was agreed to by the U.S. District Court of Colorado to settle a lawsuit brought by the State under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), generally referred to as the "Superfund Act." Idarado settled natural resources damages and past and future response costs and provided habitat enhancement work. In addition, Idarado agreed in the consent decree to undertake specified remediation work at its former mining site in the Telluride/Ouray area of Colorado. Remediation work at this property is substantially complete. If the remediation does not achieve specific performance objectives defined in the consent decree, the State may require Idarado to implement supplemental activities at the site, also as defined in the consent decree. Idarado and the Company have obtained a $5.2 million reclamation bond to secure their potential obligations under the consent decree.

Resurrection Mining Company ("Resurrection")-100% owned

The Company, Resurrection and other defendants have been named in lawsuits filed by the State of Colorado, under the Superfund Act in 1983 and subsequently consolidated with a lawsuit filed by the U.S. Environmental Protection Agency ("EPA") in 1986. These proceedings seek to compel the defendants to remediate the impacts of pre-existing, historic mining activities near Leadville, Colorado that date back to the mid-1800's, which the government agencies claim are causing substantial environmental problems in the area.

     In 1988 and 1989, the EPA issued administrative orders with respect to one area on the site and the defendants have collectively implemented those orders by constructing a water treatment plant, which was placed in operation in early 1992. Remaining remedial work for this area primarily consists of environmental monitoring and maintenance activities.

     The parties have entered into a consent decree with respect to the remaining areas that apportions liabilities and responsibilities for the site among the various parties. The EPA has approved remedial actions for selected components of Resurrection's portion of the site, which were initiated in 1995. The EPA has not yet selected the final remedy for the site. Accordingly, the Company cannot yet determine the full extent or cost of its share of the remedial action that will be required. The government agencies may also seek to recover for damages to natural resources. In March 1999, the parties entered into a Memorandum of Understanding ("MOU") to facilitate the settlement of natural resources damages claims under CERCLA for the upper Arkansas River Basin. The MOU provides a structure for evaluation of damages and possible restoration activities that may be required if it is concluded such damages have occurred.

Dawn Mining Company LLC ("Dawn")-51% owned

Dawn leased a currently inactive open-pit uranium mine on the Spokane Indian Reservation in the State of Washington. The mine is subject to regulation by agencies of the U.S. Department of Interior, the Bureau of Indian Affairs and the Bureau of Land Management, as well as the EPA. Dawn also owns a nearby uranium millsite facility that is subject to federal and state regulation.

                  Notes to Consolidated Financial Statements

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

     The Department of Interior previously notified Dawn that when the lease was terminated, it would seek to hold Dawn and the Company (as Dawn's 51% owner) liable for any costs incurred as a result of Dawn's failure to comply with the lease and applicable regulations. Other government agencies have asserted that the Company is liable for future reclamation or remediation work at the mine or millsite. In early 1999, the EPA proposed that the mine be included on the National Priorities List under CERCLA. The Company will vigorously contest any claims as to its liability. The Company cannot reasonably predict the likelihood or outcome of any future action against Dawn or the Company arising from this matter.

     In late 1999, Dawn initiated state approval for a revised mill closure plan that, if implemented, would expedite the reclamation process at the mill. The State of Washington is reviewing this revised plan. The currently approved clean fill plan for the mill is secured by a $19.9 million bond that is 50% secured by a letter of credit and is guaranteed by the Company.

Additional Interest in Minera Yanacocha

The Company has an interest in Minera Yanacocha, a gold mining operation located in Peru, that began production in 1993. Prior to 1997, that interest was 38% and was accounted for on an equity basis. Beginning in 1997, Minera Yanacocha was consolidated into the Company's financial statements following the acquisition of an additional 13.35% interest. The acquisition was disputed and, in June 1998, the Peruvian Supreme Court resolved the dispute in favor of the Company as described below.

     In November 1993, the French government announced its intention to privatize the mining assets of Bureau de Recherches G[_]ologiques et Mini[_]res, the geological and mining bureau of the French government ("BRGM") and in September 1994, BRGM announced its intention to transfer its 24.7% interest in Minera Yanacocha to a third party. The Company and Compa-ia de Minas Buenaventura, S.A.A. ("Buenaventura"), then 38.0% and 32.3% owners of Minera Yanacocha, respectively, filed suit in Peru to seek enforcement of their preemptive rights with respect to the proposed BRGM transfer. In September 1996, the trial court ruled in favor of the Company and Buenaventura and held that the preemptive rights were triggered in November 1993, and that the value of the 24.7% interest was $109.3 million. In June 1998, the Peruvian Supreme Court issued a resolution upholding the decision.

     In spite of the final decision of the Peruvian Supreme Court, in October 1998, BRGM, through its subsidiary Compagnie Miniere International Or S.A. ("Mine Or"), filed with the International Centre for Settlement of Investment Disputes a request for arbitration against the Republic of Peru. The request alleges that the decision of the Peruvian courts wrongfully deprived Mine Or of its shares in Minera Yanacocha (which Mine Or values at approximately $560 million) and seeks restitution and damages from the Republic of Peru.

     While the Company is not a party to the arbitration, it believes that Mine Or's claims are unfounded. It is unclear at this time what effect, if any, the arbitration might have on the Company. The Company continues to monitor this and related arbitration and remains open to consider alternatives which could bring these issues to conclusion.

Guarantee of Third Party Indebtedness

The Company guaranteed a former subsidiary's $35.7 million Pollution Control Revenue Bonds, due 2009. The former subsidiary is BHP Copper Inc., formerly known as Magma Copper Company. It is expected that the Company will be required to remain liable on this guarantee as long as the bonds remain outstanding; however, the Company has not been required to pay any of these amounts, nor does it expect to have to pay any in the future.

Other Commitments and Contingencies
The Company has forward sale contracts for 125,000 ounces of gold from its Minahasa property in 2000, at an average price of $454 per ounce.

     Under a 1992 agreement with Barrick Goldstrike Mines Inc. ("Barrick"), Barrick is mining the Deep Post deposit, which is located on both companies' property and with respect to which both companies share mining costs and dewatering costs. The Company paid $14.5 million and $33.0 million for its share of such costs in 1999 and 1997, respectively. No payments were made in 1998 and payments of approximately $31 million are expected during 2000.

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

                  Notes to Consolidated Financial Statements

The subsidiary has no direct liability to the lessor and has title insurance on the leased coal deposits of $240 million covering the secondary obligation. The Company and the subsidiary regard the circumstances entitling the lessor to a refund as remote. The Company has agreed to maintain the subsidiary's net worth at $108 million until July 1, 2005.

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

     At December 31, 1999, there were $94.7 million of outstanding letters of credit and surety bonds primarily for bonding reclamation plans and reinsurance agreements. The surety bonds and letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

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

Note 20

Unaudited Supplementary Data

Quarterly Data

The following is a summary of selected quarterly financial information (in millions except per share amounts):

                                                                                 1999
-----------------------------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended                              Year Ended
                                             ---------------------------------------------------------------
                                             March 31,          June 30,       September 30,     December 31,    December 31,
-----------------------------------------------------------------------------------------------------------------------------
Sales                                        $ 327.1            $ 315.8          $ 327.9           $ 428.1           $1,398.9
Gross profit(1)                              $  71.9            $  56.5          $  60.7           $ 138.2           $  327.3
Net income (loss)                            $   9.9            $   7.1          $ (39.0)          $  46.8           $   24.8
Net income (loss) per common share,
     basic and diluted                       $  0.06            $  0.04          $ (0.23)          $  0.28           $   0.15
Basic weighted average shares outstanding      167.3              167.4            167.5             167.6              167.5
Dividends declared per NMC common share      $  0.03            $  0.03          $  0.03           $  0.03           $   0.12
Closing price of NMC common stock            $ 17.50            $ 19.88          $ 25.88           $ 24.50           $  24.50
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended                              Year Ended
                                             ---------------------------------------------------------------
                                             March 31,          June 30,       September 30,     December 31,    December 31,
-----------------------------------------------------------------------------------------------------------------------------
Sales                                        $  378.1           $ 374.0         $  349.8           $ 352.0           $1,453.9
Gross profit(1)                              $   96.2           $  94.8         $   70.4           $  78.5           $  339.9
Net income (loss) before cumulative
     effect of change in accounting
        principle(2)(3)                      $   30.2           $  24.6         $    6.1           $(421.4)          $ (360.5)
Net income (loss)                            $   (2.7)          $  24.6         $    6.1           $(421.4)          $ (393.4)
Net income (loss) before cumulative
     effect of a change in accounting
     principle per common share,
     basic and diluted                       $   0.19           $  0.16         $   0.04           $ (2.53)          $  (2.27)
Net income (loss) per common share,
     basic and diluted                       $  (0.02)          $  0.16         $   0.04           $ (2.53)          $  (2.47)
Basic weighted average shares outstanding       156.5             156.5            156.5             166.5              159.0
Dividends declared per NMC
     common share                            $   0.03           $  0.03         $   0.03           $  0.03           $   0.12
Closing price of NMC common stock            $  30.56           $ 23.63         $  24.25           $ 18.25           $  18.25
-----------------------------------------------------------------------------------------------------------------------------

(1) Sales less costs applicable to sales and depreciation, depletion and amortization.
(2) In the quarter ended December 31, 1998, the Company adopted SOP 98-5 related to start-up costs, as described in Note 18. The accounting principle was applied retroactively to January 1, 1998, and 1998 quarterly information was restated.
(3) Included an after-tax charge of $0.5 million, $1.1 million, $0.8 million and $2.6 million in the quarters ended March 31, June 30, September 30 and December 31, respectively, for expenses related to the adoption of SOP 98-5 (see Note 18) and an after-tax impairment charge of $424.7 million, in the quarter ended December 31.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges was 2.1, (4.0), 2.3, 1.7, and 3.6 for the years ended December 31, 1999, 1998, 1997, 1996, and 1995, respectively. Earnings in 1998 were inadequate to cover fixed charges, with a deficiency of $480 million. The Company guarantees certain third party debt; however, it has not been and does not expect to be required to pay any amounts associated with such debt. Therefore, related interest on such debt has not been included in the ratio of earnings to fixed charges.

Operating Statistics
For the Year Ended December 31,


North American Mine Production
(Dry Short Tons 000)                                    1999                                              1998
------------------------------------------------------------------------------------------------------------------------------------
                                 Average    Mill     Leach                         Average     Mill     Leach
                                  Grade*    Ore       Ore      Waste     Total      Grade*     Ore       Ore       Waste     Total
------------------------------------------------------------------------------------------------------------------------------------
Nevada
Open-Pit Mines
     Carlin Trend:
        Carlin South                         4,684    13,005    12,914    30,603               5,973    17,075     25,598    48,646
        Carlin North-Post                      891        27     7,002     7,920                  40         6     11,925    11,971
        Carlin North-
           Genesis Complex                     925       985     5,448     7,358                 428     7,441     14,924    22,793
        Carlin North-
           Other                               853     7,131    24,868    32,852                 695     4,872     19,699    25,266
        Twin Creeks                          4,141     6,543    92,621   103,305               4,703     7,591     97,882   110,176
        Lone Tree Complex                    1,913     3,104    34,055    39,072               2,641     3,616     47,822    54,079
------------------------------------------------------------------------------------------------------------------------------------
Total Open Pit                    0.062     13,407    30,795   176,908   221,110    0.053     14,480    40,601    217,850   272,931
------------------------------------------------------------------------------------------------------------------------------------
Nevada Underground
     Carlin Trend:
        Carlin North                           689         0         0       689                 591         0          0       591
        Carlin Rain                             71        22         0        93                  26         4          0        30
     Rosebud                                   137         0         0       137                 168         0          0       168
------------------------------------------------------------------------------------------------------------------------------------
Total Underground                 0.615        897        22         0       919     0.625       785         4          0       789
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada                      0.073     14,304    30,817   176,908   222,029     0.062    15,265    40,605    217,850   273,720
------------------------------------------------------------------------------------------------------------------------------------
California
     Mesquite                     0.017          0    13,964     9,880    23,844     0.016         0    11,537     13,457    24,944
------------------------------------------------------------------------------------------------------------------------------------
Mexico
     La Herradura                 0.023          0     2,577     6,746     9,323     0.022         0     1,647     4,238      5,885
------------------------------------------------------------------------------------------------------------------------------------
Total North
     American Mined               0.058     14,304    47,358   193,534   255,196     0.053    15,265    53,789   235,545    304,599
____________________________________________________________________________________________________________________________________


North American Mine Production
(Dry Short Tons 000)                                    1997
------------------------------------------------------------------------------------------------------------------------------------
                                 Average    Mill     Leach
                                  Grade*    Ore       Ore      Waste     Total
------------------------------------------------------------------------------------------------------------------------------------
Nevada
Open-Pit Mines
     Carlin Trend:
        Carlin South                                            41,312    76,505
        Carlin North-Post                    4,721         7    47,914    52,642
        Carlin North-
           Genesis Complex                     612    10,381    26,331    37,324
        Carlin North-
           Other                             1,860     3,668    20,843    26,371
        Twin Creeks                          4,418    11,191    99,942   115,551
        Lone Tree Complex                    2,874     7,104    50,267    60,245
------------------------------------------------------------------------------------------------------------------------------------
Total Open Pit                    0.047     22,134    59,895   286,609   368,638
------------------------------------------------------------------------------------------------------------------------------------
Nevada Underground
     Carlin Trend:
        Carlin North                           683         0         0       683
        Carlin Rain                            145        29         0       174
     Rosebud                                   113         0         0       113
------------------------------------------------------------------------------------------------------------------------------------
Total Underground                 0.517        941        29         0       970
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada                      0.052     23,075    59,924   286,609   369,608
------------------------------------------------------------------------------------------------------------------------------------
California
     Mesquite                     0.016          0    16,463    29,142    45,605
------------------------------------------------------------------------------------------------------------------------------------
Mexico
     La Herradura
------------------------------------------------------------------------------------------------------------------------------------
Total North
     American Mined               0.045     23,075    76,387   315,751   415,213
____________________________________________________________________________________________________________________________________



North American Mill and Leach Gold Production
                                                  1999                                                        1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                Ounces                                                       Ounces
                               Dry Tons     Average  Recovery   Produced                    Dry Tons   Average   Recovery   Produced
                               (000's)       Grade   Rate (%)    (000's)                    (000's)     Grade    Rate (%)    (000's)
------------------------------------------------------------------------------------------------------------------------------------
Nevada
Oxide Mills:
   Carlin Trend
     Mill No.3                        0         N/A       N/A        0.0                         121     0.195       84.2       20.5
     Mill No.4                    1,042       0.105      76.0       83.8                         804     0.139       78.5       93.6
     Mill No.5                    4,385       0.103      71.3      316.4                       5,515     0.117       85.9      577.7
   Twin Creeks                    1,243       0.172      90.3      146.8                       1,542     0.155       93.2      175.6
   Lone Tree Complex                 87       0.124      90.8        9.8                         432     0.140       87.9       56.4
------------------------------------------------------------------------------------------------------------------------------------
Total Oxide Mills                 6,757       0.116      77.4      556.8                       8,414     0.129       86.8      923.8
------------------------------------------------------------------------------------------------------------------------------------
Refractory Mills:
   Carlin Roaster                 2,826       0.255      89.4      640.6                       2,325     0.226       89.5      477.7
   Twin Creeks Autoclaves         3,248       0.218      86.0      623.0                       2,722     0.240       89.1      581.0
   Lone Tree Complex              2,115       0.100      88.6       74.0                       2,251     0.101       86.5      110.6
------------------------------------------------------------------------------------------------------------------------------------
Total Refractory Mills            8,189       0.200      87.9    1,337.6                       7,298     0.193       88.8    1,169.3
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada Mills               14,946       0.162      84.5    1,894.4                      15,712     0.158       88.0    2,093.1
------------------------------------------------------------------------------------------------------------------------------------
Leach Production:
   Carlin-Oxide                  17,782       0.029       N/A      325.6                      24,354     0.027        N/A      398.3
   Carlin-Refractory                  0         N/A       N/A        4.7                           0       N/A        N/A        7.7
   Twin Creeks-Oxide              6,543       0.031       N/A      165.8                       7,660     0.024        N/A      179.7
   Lone Tree-Oxide                3,697       0.036       N/A      108.2                       3,608     0.034        N/A       90.8
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada Leach               28,022       0.031                604.3                      35,622     0.028                 676.5
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada Production          42,968       0.076              2,498.7                      51,334     0.068               2,769.6
------------------------------------------------------------------------------------------------------------------------------------
California
   Mesquite-Leach                13,964       0.017       N/A      164.6                      11,537     0.016        N/A      154.0
------------------------------------------------------------------------------------------------------------------------------------
Mexico
   La Herradura-Leach             2,577       0.023       N/A       40.2                       1,647     0.022        N/A       12.9
------------------------------------------------------------------------------------------------------------------------------------
Total North American
   Production                    59,509       0.060              2,703.5                      64,518     0.057               2,936.5
____________________________________________________________________________________________________________________________________
*Ounce per ton

North American Mill and Leach Gold Production
                                                 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                Ounces
                               Dry Tons     Average  Recovery   Produced
                               (000's)       Grade   Rate (%)    (000's)
------------------------------------------------------------------------------------------------------------------------------------
Nevada
Oxide Mills:
   Carlin Trend
     Mill No.3                      0.0       0.000       0.0        0.0
     Mill No.4                    2,104       0.125      76.6      207.7
     Mill No.5                    6,170       0.087      81.5      443.7
   Twin Creeks                    3,633       0.096      86.2      286.4
   Lone Tree Complex                680       0.138      83.0       71.0
------------------------------------------------------------------------------------------------------------------------------------
Total Oxide Mills                12,587       0.099      81.9    1,008.8
------------------------------------------------------------------------------------------------------------------------------------
Refractory Mills:
   Carlin Roaster                 2,330       0.336      87.3      700.9
   Twin Creeks Autoclaves           763       0.206      89.5      144.0
   Lone Tree Complex              1,382       0.106      85.8      114.2
------------------------------------------------------------------------------------------------------------------------------------
Total Refractory Mills            4,475       0.242      87.4      959.1
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada Mills               17,062       0.137      83.3    1,967.9
------------------------------------------------------------------------------------------------------------------------------------
Leach Production:
   Carlin-Oxide                  34,820       0.022       N/A      465.3
   Carlin-Refractory                363       0.075       N/A       13.8
   Twin Creeks-Oxide             11,187       0.018       N/A      202.0
   Lone Tree-Oxide                6,926       0.026       N/A      127.5
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada Leach               53,296       0.022                808.6
------------------------------------------------------------------------------------------------------------------------------------
Total Nevada Production          70,358       0.050              2,776.5
------------------------------------------------------------------------------------------------------------------------------------
California
   Mesquite-Leach                16,463       0.016       N/A      227.9
------------------------------------------------------------------------------------------------------------------------------------
Mexico
   La Herradura-Leach
------------------------------------------------------------------------------------------------------------------------------------
Total North American
   Production                    86,821       0.040              3,004.4
____________________________________________________________________________________________________________________________________
*Ounce per ton

Operating Statistics
For the Year Ended December 31,

Overseas Mine Production
(Dry Short Tons 000)                   1999                                                               1998
------------------------------------------------------------------------------------------------------------------------------------
                   Average     Mill    Leach                                         Average    Mill     Leach
                    Grade*     Ore      Ore      Waste      Total                     Grade*     Ore      Ore      Waste      Total
------------------------------------------------------------------------------------------------------------------------------------
Batu Hijau-copper    0.627    15,218      N/A    72,685    87,903                         --       --        --    42,267    42,267
          -gold      0.006
Minahasa             0.326     1,032      235     7,182     8,449                      0.269    1,271        76     6,907     8,254
Yanacocha
  Carachugo          0.037       N/A   14,260    17,377    31,637                      0.049      N/A    13,174    10,606    23,780
  Maqui Maqui        0.041       N/A    8,851     5,963    14,814                      0.049      N/A    12,572     6,843    19,415
  San Jose           0.041       N/A   19,380    10,767    30,147                      0.040      N/A    11,642     6,692    18,334
  Yanacocha          0.032       N/A   18,876    10,446    29,322                      0.034      N/A     4,980     3,405     8,385
------------------------------------------------------------------------------------------------------------------------------------
Total Yanacocha      0.037             61,367    44,553   105,920                      0.045             42,368    27,546    69,914
------------------------------------------------------------------------------------------------------------------------------------
Total Overseas
  Mined              0.042    16,250   61,602   124,420   202,272                      0.052    1,271    42,444    76,620   120,435
------------------------------------------------------------------------------------------------------------------------------------

Overseas Mine Production
(Dry Short Tons 000)                   1997
------------------------------------------------------------------------------------------------------------------------------------
                   Average     Mill    Leach
                    Grade*     Ore      Ore      Waste      Total
------------------------------------------------------------------------------------------------------------------------------------

Batu Hijau-copper       --        --       --        --        --
          -gold
Minahasa             0.231     1,269        0    10,032     11,301
Yanacocha
  Carachugo                        0   10,658     7,509     18,167
  Maqui Maqui                      0   14,909     7,379     22,288
  San Jose                         0      601       831      1,432
  Yanacocha                        0    3,239     1,484      4,723
------------------------------------------------------------------------------------------------------------------------------------
Total Yanacocha      0.043         0   29,407    17,203     46,610
------------------------------------------------------------------------------------------------------------------------------------
Total Overseas
  Mined              0.051     1,269   29,407    27,235     57,911
------------------------------------------------------------------------------------------------------------------------------------

Overseas Mill and Leach Gold Production
                              1999                                    1998                                      1997
------------------------------------------------------------------------------------------------------------------------------------
           Dry                       Ounces Equity  Dry                      Ounces Equity   Dry                       Ounces Equity
           Tons   Average Recovery Produced Ounces Tons   Average Recovery Produced Ounces  Tons    Average Recovery Produced Ounces
           (000's) Grade* Rate(%)  (00O's)  (000's)(000's)Grade*  Rate(%)  (000's)  (000's) (000's) Grade*  Rate (%) (00O's) (000's)
------------------------------------------------------------------------------------------------------------------------------------
Batu Hijau
 Mill
 (Sales)                              11.3     6.3    N/A    N/A    N/A       N/A      N/A    N/A      N/A    N/A       N/A      N/A
Minahasa
 Mill        754   0.480    92.5     336.8   336.8    780  0.383   89.3     261.0    261.0    794    0.289   91.4     206.5    206.5
 Leach       448   0.089     N/A       7.1     7.1    N/A    N/A    N/A       N/A      N/A    N/A      N/A    N/A       N/A      N/A
Yanacocha
 Leach    61,367   0.037     N/A   1,655.8   850.3 42,368  0.045    N/A   1,335.8    685.9 29,407    0.043    N/A   1,052.8    530.9
Zaraf-
 shan-
 Newmont
 Leach    14,996   0.056     N/A     543.0   271.5 14,851  0.051    N/A     374.6    187.3 14,618    0.050    N/A     430.1    215.0
------------------------------------------------------------------------------------------------------------------------------------
Total
 Over-
  seas
 Produc-
  tion    77,565   0.046           2,554.0 1,472.0 58,000        0.051    1,971.4  1,134.2 44,819    0.049          1,689.4    952.4
------------------------------------------------------------------------------------------------------------------------------------
Total
 North
  Ameri-
   can
 Pro-
  duc-
   tion                            2,703.5 2,703.5                        2,936.5  2,936.5                          3,004.4  3,004.4
------------------------------------------------------------------------------------------------------------------------------------
Total
 Gold
 Pro-
  duc-
   tion                            5,257.5 4,175.5                        4,907.9  4,070.7                          4,693.8  3,956.8
------------------------------------------------------------------------------------------------------------------------------------
*Ounce per ton

Overseas Mill and Leach Gold Production
                              1999                                    1998                                      1997
------------------------------------------------------------------------------------------------------------------------------------
           Dry                              Equity  Dry                             Equity   Dry                              Equity
           Tons           Recovery Pounds   Pounds Tons           Recovery Pounds   Pounds  Tons            Recovery Pounds   Pounds
           (000's) Grade  Rate(%)  (00O's)  (000's)(000's)Grade*  Rate(%)  (000's)  (000's) (000's) Grade   Rate (%) (00O's) (000's)
------------------------------------------------------------------------------------------------------------------------------------

Total
 Copper
 Produc-
  tion
 Batu
  Hijau-
   Mill    5,727  0.75%   60.9     52,571   29,571 N/A     N/A    N/A      N/A      N/A     N/A     N/A     N/A      N/A      N/A
------------------------------------------------------------------------------------------------------------------------------------
Total
 Copper
  Sales                            18,168   10,220
------------------------------------------------------------------------------------------------------------------------------------



                                      53