Form 10-K405, Exhibit 13
period 2000-12-31
NEWMONT MINING CORP
filed 2001-04-02
CIK 71824

                                                                      Exhibit 13
Newmont Mining Corporation


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

  As described in Note 1, on January 10, 2001, Newmont completed a merger with Battle Mountain Gold Company. Forward-looking information presented for 2001 includes Battle Mountain operations.

Summary
Newmont recorded a net loss before the cumulative effect of a change in accounting principle of $10.5 million ($0.06 per share) for the year ended December 31, 2000, compared with net income of $24.8 million ($0.15 per share) and net loss of $360.5 million ($2.27 per share) for 1999 and 1998, respectively. After accounting changes for revenue recognition in 2000 and for start-up costs in 1998, net losses were $18.9 million ($0.11 per share) and $393.4 million ($2.47 per share), respectively, with the cumulative effect of such changes totaling $8.4 million ($0.05 per share) and $32.9 million ($0.20 per share), respectively, net of tax and minority interest.

  Results for 2000 included after-tax noncash charges of $27.4 million ($0.16 per share) for expenses associated with an acquisition settlement, $21.3 million ($0.13 per share) for asset write-downs and $12.4 million ($0.07 per share) for amortization of put option premiums, partially offset by a noncash unrealized mark-to-market gain on call option contracts of $17.4 million ($0.10 per share).

  For 1999, results included, net of tax, noncash charges for an unrealized mark-to-market loss on call options of $29.1 million ($0.17 per share), for amortization of put option premiums of $12.0 million ($0.07 per share) and for asset write-downs of $2.3 million ($0.01 per share), partially offset by gains from the sale of exploration properties of $13.6 million ($0.08 per share).

  Results in 1998 included, net of tax, $424.7 million ($2.67 per share) for the noncash write-down of assets and $9.2 million ($0.05 per share) for Newmont's equity interest in the start-up loss at the Batu Hijau copper/gold mine in Indonesia.

  As a largely unhedged company, Newmont's realized gold price of $280, $285 and $310 per equity ounce sold in 2000, 1999 and 1998, respectively, closely tracked the declining spot market price. In this environment, Newmont's focus has been to maximize cash flow through cost efficiencies and disciplined capital spending to achieve debt reduction. Newmont's Gold Medal Performance, a company-wide employee-driven effort to systematically reduce costs and improve productivity and cash flow by implementing best practices, drives this focus and in 2001 will be extended to each Battle Mountain operation. Since 1998, total cash costs of production were reduced $12 to $171 an ounce and total production costs declined $21 to $228 an ounce. Cash flow from operating activities increased to $508.4 million in 2000, from $402.0 million in 1999 and $373.5 million in 1998. Long-term debt, net of cash, was reduced to $946.0 million at December 31, 2000, from $982.2 million at December 31, 1999.

  Gold sold in 2000 increased to 4.88 million equity ounces from 4.18 million equity ounces in 1999 and 4.07 million ounces in 1998. Annual production of Newmont and Battle Mountain in 2001 is expected to be approximately 5.4 million equity ounces at a total cash cost of approximately $180 per ounce.

  Gold reserves at December 31, 2000 totaled 56.7 million contained equity ounces compared with 56.6 million ounces at December 31, 1999. Reserve calculations for 2000 were based on a long-term price assumption of $300 per ounce versus $325 in 1999. A long-term gold price of $275 per ounce could lower reserves approximately 8%, while a $325 per ounce price could increase reserves approximately 4%.

  In 2000, copper production was 293 million equity pounds at Batu Hijau. Cash costs of production in 2000 were $0.57 per equity pound, after gold sales credits, and the average realized price was $0.82 per pound. Construction of the mine was completed during the fourth quarter of 1999, with production of 27.5 million pounds in December 1999. Copper production in 2001 is expected to be between 300 million and 340 million equity pounds. With proven and probable reserves of 10 billion contained pounds of copper (5.6 billion equity pounds) and 11.7 million contained ounces of gold (6.6 million equity ounces), Batu Hijau has a projected mine life in excess of 20 years.

Battle Mountain Merger
On January 10, 2001, Newmont completed a merger with Battle Mountain Gold Company pursuant to an agreement and plan of merger, dated June 21, 2000, under which each share of common stock of Battle Mountain and each exchangeable share of Battle Mountain Canada Ltd. (a wholly-owned subsidiary of Battle Mountain) was converted into the right to receive 0.105 share of NMC, or approximately
24.1 million shares. Newmont also exchanged 2.3 million shares of newly issued $3.25 convertible preferred stock for all outstanding shares of Battle Mountain $3.25 convertible preferred stock. The merger will be accounted for as a pooling of interests, and as such, future consolidated financial statements will include Battle Mountain's financial data as if Battle Mountain had always been part of Newmont.

Newmont Mining Corporation


Management's Discussion and Analysis



  Battle Mountain has operations in Canada and Bolivia, the Phoenix project in Nevada, an interest in a joint venture operation in Australia and an investment in the Lihir mine in Papua New Guinea. Initial synergies of $20 million to $25 million annually, pre-tax, are expected from consolidation of administrative and exploration staffs, purchasing economies and application of Gold Medal Performance. The Phoenix project adds to Newmont's domestic reserve base and will provide an opportunity for additional synergies in future years from utilization of existing nearby processing facilities.

  At December 31, 2000, Battle Mountain's gold reserves totaled 9.6 million contained equity ounces, with 6.0 million ounces attributable to the Phoenix development project in Nevada. Battle Mountain produced 784 thousand equity ounces of gold at a total cash cost of $166 per ounce in 2000 compared with 771 thousand equity ounces at $164 per ounce and 884 thousand ounces at $160 per ounce in 1999 and 1998, respectively.

  For 2000, Battle Mountain had a net loss to common shares of $59.5 million that included, before income tax, asset write-downs of $37.1 million (primarily for the Holloway mine in Canada), environmental remediation charges of $13.2 million (for the San Luis, Colorado property), foreign currency exchange losses of $6.7 million and merger expenses of $5.7 million. This compared to net losses of $126.9 million and $248.1 million in 1999 and 1998, respectively. The 1999 loss included, before tax, asset write-downs of $35.9 million (for the Crown Jewel, Washington project), investment impairment of $76.2 million (related to Lihir Gold), environmental remediation charges of $9.5 million (for San Luis) and foreign currency exchange gains of $8.2 million. The 1998 loss included, before income tax, asset write-downs of $104.9 million ($49.9 million for Kori Kollo in Bolivia, $40.3 million for Crown Jewel and $10.8 million for Nevada operations), investment impairment of $90.0 million (for Lihir) and foreign currency exchange losses of $12.4 million.

  Battle Mountain generated cash flow from operating activities of $59.4 million in 2000, compared with $49.3 million and $77.7 million in 1999 and 1998, respectively.

Market Conditions and Risks


Metal Price
Changes in the market price of gold significantly affect Newmont's profitability and cash flow. Gold prices can fluctuate widely due to numerous factors, such as demand; forward selling by producers; central bank sales, purchases and lending; investor sentiment and production levels. Based on estimates of 2001 production and expenses, a $10-per-ounce change in the gold price would result in an increase or decrease of approximately $50 million in cash flow from operations and approximately $30 million (about $0.15 per share) in net income excluding unrealized mark-to-market gains or losses on call option contracts. Changes in the market price of copper also affect Newmont's profitability and cash flow from its equity investment in Batu Hijau. Copper is traded on established international exchanges and copper prices generally reflect market supply and demand, but can also be influenced by speculative trading in the commodity or by currency exchange rates. Based on estimates of 2001 production and expenses, a $0.10-per-pound change in the copper price would result in an increase or decrease in net income of approximately $20 million (about $0.10 per share).

  Newmont has generally sold its gold production at market prices, but had forward sales contracts for 125 thousand ounces in each of 2000, 1999 and 1998 from its Minahasa mine in Indonesia at an average price of $454 per ounce. Following a decline in spot market prices to $253 per ounce in July 1999, Newmont entered into two put and call option contracts to provide a measure of price protection. As described in Note 10, Newmont purchased near-term put option contracts for 2.85 million ounces of gold, with a strike price of $270 per ounce. This purchase was paid for by selling call option contracts for 2.35 million ounces, with strike prices between $350 and $392 per ounce, expiring in 2004 through 2009. Gold subject to call option contracts represents approximately 4% of proven and probable gold reserves at December 31, 2000. The call options are marked to market at each quarter-end and the resulting gains or losses may fluctuate significantly, primarily depending upon gold market prices and volatility. At December 31, 2000 there were no put option contracts outstanding and the fair value of the call option contracts was $55.6 million. A $1.00 increase in the gold price would result in a $0.42 per ounce increase in the fair value of the liability associated with call option contracts as of December 31, 2000, assuming all other factors are constant.

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

  Indonesia has experienced significant fluctuations in its currency, the rupiah. The functional currency for Newmont's Indonesian projects is the U.S. dollar; however, certain receivables, primarily refunds of Value Added Tax, are rupiah-denominated. During 2000, 1999 and 1998,

$3.9 million, $2.6 million and $3.6 million, respectively, were expensed for exchange rate adjustments.

  With respect to Battle Mountain properties, gold produced in Canada, Bolivia and Australia is sold in the international markets for U.S. dollars. Foreign currency risks exist in Canada and Australia to the extent of local/functional currency fluctuations against the U.S. dollar. The U.S. dollar is the functional currency in Bolivia.

Interest Rates

At December 31, 2000, Newmont's long-term debt of $998.3 million included $209.0 million of variable-rate debt with an average interest rate of 7.0%, and fixed-rate debt of $797.3 million, with an average interest rate of 7.6% and an estimated fair value of $801.1 million. Newmont's public debt has an investment-grade credit rating from both Moody's Investors Service (Baa3) and Standard & Poor's Ratings Services (BBB).

Results of Operations

Production Sold

                                            Equity Ozs. Sold (000)     Total Cash Cost Per Equity Oz.
- -------------------------------------------------------------------------------------------------------
                                          2000        1999      1998        2000    1999     1998
- -------------------------------------------------------------------------------------------------------
North American operations:

 Nevada operations                       3,047.9    2,498.7   2,769.6      $ 203   $ 211    $ 209
 Mesquite, California                      130.3      164.6     154.0        221     167      176
 La Herradura, Mexico                       50.5       40.2      12.9        131     159      115
Yanacocha, Peru                            901.2      850.3     685.9         88     103       95
Zarafshan-Newmont, Uzbekistan              251.4      271.5     187.3        129     161      207
Minahasa, Indonesia                        354.2      343.9     261.0        133     103      127
Batu Hijau, Indonesia                      178.4        6.3       N/A        N/A     N/A      N/A
 Less prepaid forward ozs. delivered       (35.9)        --        --
- -------------------------------------------------------------------------------------------------------
 Total/Weighted average                  4,878.0    4,175.5   4,070.7      $ 171   $ 175    $ 183
=======================================================================================================

  Total cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling and leaching facilities, production taxes, royalties and other cash costs.


North American Operations

Newmont's Nevada operations (along the Carlin Trend near Elko and in the Winnemucca region, where Twin Creeks and the Lone Tree Complex are located) include production from nine open-pit and four underground mines. Oxide ores are processed by milling or heap leaching, depending upon ore grade. The Carlin roaster and Winnemucca region autoclaves process higher-grade refractory ores. The Lone Tree flotation plant processes lower-grade refractory ores. A linear program has been developed to determine the best mix of ores for each processing plant to maximize recoveries and economic returns.

  Nevada production of 3.0 million ounces in 2000 was 22% higher than in 1999, reflecting one million more ore tons from its Deep Post open pit mine. Approximately 200 million tons of material were mined from surface open pits in 2000, down 10% and 27% from 1999 and 1998, respectively. Refractory ore treatment facilities, with higher processing costs than oxide ore mills, generated 68% of Nevada's production in 2000, increasing from 54% and 42% in 1999 and 1998, respectively. Nonetheless, total cash costs decreased to $203 per ounce in 2000, primarily from processing higher-grade Deep Post ore. With the depletion of the Deep Post surface deposit, production in 2001 is estimated between 2.5 million and 2.7 million ounces. As a result of lower production and higher energy costs, and with gold from refractory ores comprising approximately 70% of Nevada's 2001 production, total cash costs per ounce are expected to increase to approximately $225 per ounce.

  Production from the Deep Post underground mine is expected to commence in the second quarter of 2001. While permitting and metallurgical work will continue on the Phoenix project, no capital will be allocated for mine construction during 2001 under the current market gold price environment.

  Gold production at the Mesquite heap-leach mine in southern California decreased 21% to 130.3 thousand ounces in 2000 with 8% less ore placed on the leach pads and lower recovery rates. Total cash costs per ounce increased 32% to $221 per ounce. Production in 2001, the final year of mining, is expected to decline to approximately 80 thousand ounces, with total cash costs of approximately $200 per ounce. As discussed below, $14.8 million of Mesquite's assets were written off in 2000 as a result of continued low gold prices.

Newmont Mining Corporation


Management's Discussion and Analysis



  At La Herradura, a 44%-owned joint venture with Minera Penoles, S.A. de C.V., the operator of the heap-leach operation in Sonora, Mexico, Newmont's equity share of 2000 production totaled 50.5 thousand ounces at a total cash cost of $131 per ounce. Production in 2001 is expected at approximately 60 thousand ounces at a total cash cost of $160 per ounce.

Overseas Operations
Minera Yanacocha in Peru, a 51.35%-owned joint venture with Compania de Minas Buenaventura, S.A.A., includes four open pit mines, three leach pads and two gold recovery plants. In 2000, Yanacocha achieved record production of 1.76 million ounces (901 thousand equity ounces), a 6% increase from 1999 and 31% more than in 1998. Total cash costs of $88 per ounce, are comparatively low because of low waste-to-ore ratios and porous ore that yields high gold recoveries without crushing prior to heap leaching.

  Production at Yanacocha has grown annually through the discovery and development of reserves and increased mining and processing capacity. During 2000, approximately 132 million tons of material were mined (83 million ore tons and 49 million waste tons), a 25% increase from 1999 and 89% more tonnage than in 1998. In late 1999, Yanacocha terminated its contract mining agreement and improved productivity and efficiency by conducting mine operations with its own employees. In 2001, production is expected to exceed 2 million ounces (1 million equity ounces) with the start-up of the La Quinua mine. Total cash costs are expected to increase to approximately $110 per ounce as processing of La Quinua ore will require crushing and agglomeration before heap leaching.

  As described in Note 15, Newmont acquired an additional 13.35% interest in Minera Yanacocha in 1997. The acquisition was contested by a former partner, but resolved in Newmont's favor in 1998 with a decision of the Peruvian Supreme Court. In spite of this final decision, the former partner filed with the International Centre for Settlement of Investment Disputes a request for arbitration against the Republic of Peru, alleging that the Peruvian courts had wrongfully deprived it of its shares in Yanacocha. In late 2000, this long-standing dispute was settled among all parties. Newmont issued 2.6 million shares of NMC common stock, with a value of $40 million, in conjunction with the settlement and all pending litigation and arbitration claims, including claims against the government of Peru, were dismissed. Resolution of this matter permitted a unitization of regional properties into Minera Yanacocha in late 2000. These properties were formerly held separately by Newmont and Buenaventura. The unitization will permit a more synergistic approach to development and operation of all properties in the Yanacocha region.

  The Zarafshan-Newmont Joint Venture, in the Central Asian Republic of Uzbekistan, is a 50/50 joint venture between Newmont and two Uzbekistan governmental entities. Zarafshan-Newmont produces gold by crushing and heap leaching low-grade oxide ore from existing stockpiles at the government-owned Muruntau mine. Gold production in 2000 totaled 502.8 thousand ounces (251.4 thousand equity ounces) compared with 542.9 thousand ounces (271.5 thousand equity ounces) in 1999 and 374.6 thousand ounces (187.3 thousand equity ounces) in 1998. Total cash costs per ounce decreased to $129 per ounce from $161 in 1999 and from $207 in 1998. Production in 2001 is expected to be approximately 400 thousand ounces (200 thousand equity ounces), reflecting varying grades associated with ore placements throughout the year and lower recoveries, with total cash costs increasing to approximately $160 per ounce primarily as a result of lower production. Leach pad expansion construction is underway following the signing of an amended ore supply agreement under which the joint venture will purchase 150 million metric tons of ore from the Uzbek government at an average grade of 1.44 grams per metric ton. This agreement extends the operation's life to at least 2013.

  At Minahasa, in Indonesia, where Newmont has an 80% interest but receives 100% of the gold production until recouping the bulk of its investment including interest, production rose to 354.2 thousand ounces. Higher total cash costs of $133 per ounce primarily reflected expenses for community development activities and from plant disruptions caused by small protestor group demonstrations for intermittent periods during the second and third quarters of 2000. Production in 2001 is expected at approximately 320 thousand ounces, with lower total cash costs of approximately $135 per ounce.

  The Batu Hijau copper/gold mine in Indonesia completed its first full year of production following start-up in the fourth quarter of 1999. Newmont holds an indirect 45% equity interest in the mine, but receives 56.25% of production until recouping the bulk of its investment. Production in 2000 totaled 520.8 million pounds of copper (292.9 million equity pounds) and 320.1 thousand ounces of gold (180.1 thousand equity ounces). In 1999, production totaled 52.6 million pounds of copper (29.6 million equity pounds) and 28.7 thousand ounces of gold (16.1 thousand equity ounces). Concentrate sales in 2000 included 294.2 million equity pounds of copper and 178.4 thousand equity ounces of gold. In 1999, sales totaled 10.2 million equity pounds of copper and 6.3 thousand equity ounces of gold. Total cash costs, after gold sales credits, of $0.57 per pound in 2000 compared to $0.82 per pound in 1999. Production in 2001 is expected at between 550 million to 600 million pounds of copper (300 million to 340 million equity pounds) and between 400 thousand and 440 thousand ounces of gold (225 thousand to 250 thousand equity ounces). Total cash production costs are expected to be approximately $0.45 per pound, after gold sales credits.

Financial Results
Consolidated sales include 100% of Yanacocha production and Newmont's ownership share of production elsewhere, except for Batu Hijau, which is accounted for as an equity investment. Variances in sales revenue are illustrated in the following table:



                                            2000       1999      1998
- ------------------------------------------------------------------------
Consolidated sales (in millions)          $ 1,554.9  $ 1,398.9  $1,453.9
Consolidated production ozs. (000)          5,553.4    4,974.7   4,720.6
Average price received per ounce          $     280  $     285  $    308
Average market price received
 per ounce                                $     279  $     280  $    294
- ------------------------------------------------------------------------

                                       2000 vs 1999         1999 vs 1998
- ------------------------------------------------------------------------
Increase (decrease) in consolidated sales due to (in millions):
 Consolidated production                  $   169.5             $   77.7
 Average gold price received                  (13.5)              (132.7)
- ------------------------------------------------------------------------
  Total                                   $   156.0             $  (55.0)
========================================================================


  Realized gold prices higher than average market gold prices resulted from sales under commodity hedging instruments of 3% of equity production in 2000, 6% in 1999 and 18% in 1998.

  Dividends, interest and other for 2000 included interest income of $6.5 million, down from $8.7 million and $7.8 million in 1999 and 1998, respectively, reflecting lower interest rates and cash balances during the year. Also, included in 1999 was $21 million from the sale of two exploration properties. In 1998, $8.3 million was included for recoveries from business interruption insurance related to processing facilities in Nevada.

  Costs applicable to sales include total cash costs and provisions for estimated final reclamation expenses related to consolidated production. The increase in costs, primarily related to higher production levels at Nevada, was partially offset by cost-reduction efforts at all locations.

                                             2000    1999    1998
- ------------------------------------------------------------------
Costs applicable to sales (in millions):
North American operations:
 Nevada operations                          $625.6  $534.1  $586.2
 Mesquite                                     29.4    27.5    27.9
 La Herradura                                  6.8     6.4     1.5
Yanacocha                                    160.4   183.8   136.5
Zarafshan-Newmont                             33.0    44.1    39.0
Minahasa                                      53.3    36.1    33.8
- ------------------------------------------------------------------
 Total                                      $908.5  $832.0  $824.9
==================================================================

  Certain mining costs associated with deposits that have diverse grade and waste-to-ore ratios over the mine life are capitalized. In 2000, 1999 and 1998, such costs were capitalized for certain deposits at the Nevada operations ($25 million in both 2000 and 1999 and $29.5 million in 1998) and at Minahasa ($3.6 million in 1998). These costs are charged to operating expenses as the related gold is sold. Reduced mining rates led to lower capitalized mining costs in 1999 and 2000. During 2000, all previously capitalized mining costs associated with the mined-out Deep Post surface deposit were fully amortized.


  Depreciation, depletion and amortization increased in 2000 primarily as a result of increased gold production in Nevada and Yanacocha. The decrease in 1999 primarily resulted from the 1998 asset write-down described below. In 2001, such expense is expected to increase to approximately $330 million with the addition of Battle Mountain operations.


                                     2000        1999      1998
- ----------------------------------------------------------------
Depreciation, depletion and amortization
 (in millions):
North American operations:
 Nevada operations                  $160.6      $123.8    $172.6
 Mesquite                              9.9         7.0      19.1
 La Herradura                          3.2         2.0       0.6
Yanacocha                             73.1        66.8      59.6
Zarafshan-Newmont                     13.4        11.2      11.3
Minahasa                              25.0        23.0      20.1
Other                                  7.9         5.8       5.8
- ----------------------------------------------------------------
 Total                              $293.1      $239.6    $289.1
==================================================================

  Exploration and research expenses in 2000 were $64.4 million, compared with $57.6 million in 1999 and $68.4 million in 1998. In 2001, these expenses are targeted at the 2000 level, reflecting a decrease in spending after taking into account the Battle Mountain acquisition. However, such expenses will be re-evaluated throughout 2001 depending on gold market prices and opportunities.

  Interest expense, net of amounts capitalized was $79.6 million, $62.6 million and $78.8 million in 2000, 1999 and 1998, respectively. Net interest expense in 2000 increased because of lower capitalized interest for Newmont's investment in Batu Hijau. In 2001, interest is expected to increase about 6%.

  Expenses for acquisition settlement of $42.2 million in 2000 related to the resolution of a dispute regarding Newmont's purchase of an additional 13.35% interest in Minera Yanacocha as described in Note 15 and in the "Overseas Operations" section above.

Newmont Mining Corporation


Management's Discussion and Analysis


  Write-down of assets in 2000 of $21.3 million related to the Mesquite mine ($14.8 million) and the Mezcala property in Mexico ($6.5 million). As described in Note 16, asset impairments represent carrying value in excess of fair value, with fair value determined using discounted future cash flow analyses. Such cash flows are based on estimated recoverable ounces, future production and capital costs and gold price assumptions. In 2001, gold price assumptions were $285 per ounce in 2001 and $300 per ounce thereafter. The Mesquite write-down reduced leach pad inventory by $9.7 million, capitalized mining by $1.4 million and fixed assets by $3.7 million. The write-down had no impact on the scope of the Mesquite operations and will reduce future pre-tax Costs applicable to sales by $11.1 million and Depreciation, depletion and amortization by $3.7 million based on remaining production as of December 31, 2000, with no impact on future cash flows. The acquisition cost of the Mezcala property was written off as no future cash flows from the property were anticipated as of December 31, 2000. In 1999, Nevada stockpile inventories were written down $3.5 million. In 1998, the asset write-down of $614.9 million ($424.7 million net of tax) was based on average gold price estimates of $300 per ounce in 1999 and 2000, $325 in 2001, and $350 thereafter. The 1998 write-down related to Property, plant and mine development ($528 million), Inventories ($80 million) and Other long-term assets ($7 million), primarily at Nevada operations. The 1998 write-down had no impact on the scope of operations and reduced future pre-tax Costs applicable to sales by $175 million and Depreciation, depletion and amortization by approximately $420 million based on remaining production as of December 31, 1998, with no impact on future cash flows.

  Other expenses in 2000, 1999 and 1998 included $12.3 million, $7.9 million and $4.8 million, respectively, for environmental obligations associated with former mining activities. The year 2000 also included $10.0 million for costs associated with a mercury spill at Yanacocha described below and $1.2 million of Battle Mountain merger expenses, while 1999 also included $5.4 million for costs associated with terminating the contract mining agreement at Yanacocha. In the first quarter of 2001, merger and restructuring expenses, including transaction costs, exploration office closures and overall staff reductions, are expected to total approximately $50 million pre-tax.

  A noncash Unrealized mark-to-market gain on call options in 2000 of $26.8 million ($17.4 million, net of tax) and loss in 1999 of $44.8 million ($29.1 million, net of tax) reflected the change in fair value of the contracts as of the end of each period. A decrease in fair value represents an unrealized loss to the counterparty holding these contracts and a corresponding unrealized gain to Newmont. The change in fair value primarily resulted from volatility in the gold spot market during the respective periods. Over the life of the contracts, these net gains or losses will be restored to income.

  Income tax expense of $11.3 million, with an effective tax rate of 11%, primarily reflected a reduction in deferred tax liabilities associated with undistributed earnings of foreign subsidiaries in 2000. In 1999, the $14.4 million tax expense, with an effective tax rate of 12%, primarily reflected a reduction in the valuation allowance for deferred tax assets. The $180.9 million income tax benefit in 1998 was primarily attributable to the asset write-down.

  Equity loss of affiliated company of $9.9 million, $10.7 million and $9.2 million in 2000, 1999 and 1998, respectively, were start-up losses for Batu Hijau that commenced production in the fourth quarter of 1999.

  Effective January 1, 2000, Newmont changed its method of accounting, in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, to recognize revenue when third-party refined gold is delivered to the customer rather than upon the completion of the production process, or when gold was poured into dore at the mine. As discussed in Note 19, the cumulative effect of the accounting change was an $8.4 million charge to net income, net of tax and minority interest, and included $3.2 million for Minahasa, $2.2 million for Yanacocha, $1.6 million for Zarafshan-Newmont and $1.4 million for Nevada.

  Effective January 1, 1998, Newmont adopted the American Institute of Certified Public Accountants Statement of Position 98-5 requiring that certain start-up costs be expensed rather than capitalized. As discussed in Note 19, such costs incurred and capitalized prior to January 1, 1998 were expensed. The cumulative effect of the accounting change was $32.9 million, net of tax and minority interest, and included approximately $18 million for Batu Hijau and $11 million for Nevada operations.

Liquidity and Capital Resources
For the year 2000, cash flow from operating activities of $508.4 million and repayments from joint ventures and affiliates of $21.6 million funded capital expenditures of $378.0 million, advances to Batu Hijau of $100.4 million, net debt repayments of $33.5 million and dividends of $20.2 million. Newmont expects to generate approximately 10% to 15% less cash from operations in 2001 (with gold price realizations comparable to 2000) as a result of lower combined production, anticipated 5% to 7% higher cash costs and merger/restructuring expenses. These cash flows are expected to sufficiently fund planned capital expenditures, dividends and consolidated debt reduction.

Investing Activities and Capital Expenditures

Batu Hijau
As discussed above and in Note 5, Newmont has an indirect 45% interest in the Batu Hijau mine in Indonesia and its partner, Sumitomo Corporation, has an indirect 35% interest. Because Newmont and Sumitomo carried the interest of the 20% Indonesian partner, Newmont recognizes 56.25% of Batu Hijau's income until recouping the bulk of its investment. At December 31, 2000 and 1999, Newmont's investment in Batu Hijau was $527.6 million and $438.3 million, respectively.

  During 2000, Newmont advanced $100.4 million to Batu Hijau, but expects no further contributions in 2001. Third-party project loans of $1.0 billion were fully utilized as of December 31, 2000. These loans were guaranteed by Newmont and Sumitomo, 56.25% and 43.75%, respectively, until project completion tests were met in October 2000 when the loans became non-recourse. Newmont and Sumitomo have a contingent obligation to provide a $125 million sup port facility on a pro-rata basis, if required. Debt repayments of $43.5 million semi-annually will commence in May 2001.

Capital Expenditures
Capital expenditures increased in 2000 from 1999 and 1998 primarily for expansion of the Yanacocha mine, the unitization of Peruvian properties and the development of the Deep Post underground mine in Nevada.


                                            2000    1999    1998
- -----------------------------------------------------------------
Capital expenditures (in millions):
North American operations:
 Nevada operations                         $ 80.8  $ 52.2  $ 95.6
 Mesquite                                     4.2     1.2     6.7
 La Herradura                                 6.5     5.2     9.7
Yanacocha (100%)                            276.9   126.3    82.5
Zarafshan-Newmont                             4.3     3.2     0.9
Minahasa                                      2.2    10.8     6.4
Other projects and capitalized interest       3.1    22.0    14.2
- -----------------------------------------------------------------
 Total                                     $378.0  $220.9  $216.0
- -----------------------------------------------------------------

  In 2000, capital expenditures in Nevada included deferred mine development ($27.5 million, primarily for the Deep Post underground mine), capitalized mining costs ($25.0 million), mining equipment ($10.1 million) and other replacement capital. Yanacocha capital expenditures included the La Quinua mine ($144.2 million), unitization of regional properties ($45.7 million), leach pad expansion ($30.8 million), mine development ($30.0 million) and other replacement capital.

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

  Capital spending in 2001 is expected to be between $325 million and $375 million; including approximately $240 million at Yanacocha (primarily for leach pad expansion and construction of the crusher and agglomeration equipment for the La Quinua mine), $60 million in Nevada (primarily for development of the Deep Post underground mine and capitalized mining), $20 million at Zarafshan-Newmont (primarily for leach pad expansion and a new conveyor system) and $20 million at all other sites for replacement capital.

Financing Activities
Newmont has a $1.0 billion revolving credit facility with a consortium of banks that expires in June 2002. At December 31, 2000, $147 million was outstanding under this facility. The interest rate is variable and was 6.9% at December 31, 2000. In December 1999, Yanacocha entered into a $100 million credit facility with the International Finance Corporation for the development of its La Quinua mine. The interest rate is variable and was 8.3% at December 31, 2000, with $45 million outstanding. In December 2000, Zarafshan-Newmont completed a $30 million additional facility, expiring in 2007, with the European Bank for Reconstruction and Development that will be used to expand leach pad capacity. The interest rate on this facility will be based on the three-month LIBOR plus 3.25%. No borrowings were outstanding as of December 31, 2000. In July 1999, long-term debt was reduced $135 million with initial proceeds from a prepaid forward sale contract described in Note 9.

  With the Battle Mountain acquisition, Newmont's debt increased by approximately $200 million; however, the ratio of net-debt-to-total-capitalization of the combined company is expected to remain at approximately 37%, assuming gold price realizations comparable to 2000. Scheduled minimum long-term debt repayments are $37.9 million in 2001.

  Newmont expects to fund maturities of its debt through operating cash flow and/or by refinancing the debt as it becomes due.

Newmont Mining Corporation

Management's Discussion and Analysis

  In conjunction with the Battle Mountain merger in January 2001, Newmont issued
24.1 million shares of NMC common stock and 2.3 million shares of $3.25 convertible preferred NMC stock. The preferred stock is convertible into shares of NMC common stock at any time at a conversion ratio of 0.5 share of NMC common stock. Holders of NMC convertible preferred stock are entitled to receive, when, as and if declared by Newmont's board of directors, an annual cash dividend of $3.25 per share, or $7.5 million for all shares, payable in equal quarterly installments.

Other
In October 1998, NMC acquired the 6.25% minority interest of Newmont Gold Company (NGC) by merging an NMC subsidiary into NGC and issuing 10.7 million shares of NMC common stock to NGC minority interest stockholders. The merger was accounted for at historic cost, with the exception of the minority interest, which was accounted for using purchase accounting. The excess purchase price over NMC's carrying value of its minority interest (approximately $207 million) was allocated to assets and liabilities of NGC and Stockholders' equity increased $259 million.

Developments in Indonesia
Newmont operates the Minahasa mine on the island of Sulawesi and the Batu Hijau mine on the island of Sumbawa. Both are in remote locations and have been largely unaffected by civil unrest coinciding with the recent period of political and social change in Indonesia. Both mines operate under Contracts of Work issued by the central government. Indonesia's government has publicly expressed its intention to uphold existing Contracts of Work. In early 2000, a regional court issued a provisional judgment to shut down the Minahasa mine pending resolution of a court case involving taxes on overburden. This matter was resolved in April 2000 when the regional authority agreed that such taxes were not applicable and withdrew its claim. Minahasa agreed to pay approximately $500 thousand related to materials used to build a local road as part of its community development program. During the second and third quarters of 2000, small groups of protestors demonstrated near the mine, shutting down production for intermittent periods. Protestors were led by former landowners seeking additional compensation for property sold to Minahasa over six years ago. Minahasa had previously reviewed the compensation process and determined that its procedures were proper. Compensation amounts had been set by the Indonesian government. Newmont continues to work with the local government and community leaders during this period of change.

Environmental
Included in 2000 capital expenditures was approximately $4 million to comply with environmental regulations. Expenditures of $8 million are anticipated in 2001. Ongoing costs to comply with environmental regulations have not been a significant component of cash operating costs. Estimated future reclamation costs relating to currently producing mines are accrued over each mine life and at December 31, 2000, $80.1 million had been accrued.

  Newmont spent $7.5 million, $9.1 million and $10.9 million in 2000, 1999 and 1998, respectively, for environmental obligations related to former mining sites discussed in Note 20, and expects to spend approximately $10 million in 2001. At December 31, 2000, $48.5 million was accrued for total estimated future costs associated with such obligations. It is reasonably possible that the ultimate liability may be as much as 40% greater or lower than the amount accrued at December 31, 2000. Environmental obligations are continuously monitored and reviewed and, although Newmont believes that its reserves are adequate, as additional facts become known, further provisions may be required.

  In June 2000, a transport contractor of Minera Yanacocha spilled approximately 151 kilograms of mercury near the town of Choropampa, Peru, which is located 53 miles southwest of the mine. Mercury is a byproduct of gold mining and was sold to a Lima firm for use in medical instrumentation and industrial applications. A comprehensive health and environmental remediation program was undertaken by Minera Yanacocha. In August 2000, Minera Yanacocha paid under protest a fine of
1.74 million soles (approximately US$500 thousand) to the Peruvian government. Minera Yanacocha entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident. Estimated costs of $10.0 million for these improvements, other remediation efforts, personal compensation and the fine were included in Other expense in 2000. The Company cannot reasonably predict the likelihood of any additional expenditures related to this matter.

Newmont Mining Corporation

Safe Harbor Statement
The foregoing discussion and analysis, as well as certain information contained elsewhere in this Annual Report, contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor created thereby. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by these forward-looking statements. Forward-looking statements involve certain factors that are subject to change including, but not limited to, the price of gold and copper; interest and currency exchange rates; geological and metallurgical assumptions; operating performance of equipment, processes and facilities; labor relations; timing of receipt of necessary governmental permits or approvals; weather and other acts of God; domestic and foreign laws or regulations, particularly relating to the environment and mining; domestic and international economic and political conditions; the ability of joint venture partners to meet their obligations; the ability of Newmont to obtain or maintain necessary financing; and other risks and hazards associated with mining operations. More detailed information regarding Newmont, its operations and factors that could materially affect its financial position and results of operations are included in NMC's Annual Report on Form 10-K as well as other filings with the Securities and Exchange Commission. Many of these factors are beyond Newmont's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements, which relate only as of the date of this document. All subsequent written and oral forward-looking statements attributable to Newmont or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Newmont does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of the document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities law.



Report of
Independent Public Accountants


To the Board of Directors and the Shareholders of Newmont Mining Corporation:

We have audited the accompanying consolidated balance sheets of Newmont Mining Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newmont Mining Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

  As explained in Notes 2 and 19 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition and start-up costs, effective January 1, 2000 and 1998, respectively.


/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP



Denver, Colorado,
 February 2, 2001.

Newmont Mining Corporation

Statements of Consolidated Operations


                                                                         Years Ended December 31,
(In thousands, except per share)                                       2000         1999         1998
- --------------------------------------------------------------------------------------------------------
Sales and other income
 Sales                                                              $1,554,934   $1,398,927   $1,453,856
 Dividends, interest and other                                          11,739       32,661       21,057
- --------------------------------------------------------------------------------------------------------
                                                                     1,566,673    1,431,588    1,474,913
- --------------------------------------------------------------------------------------------------------
Costs and expenses
 Costs applicable to sales                                             908,522      832,013      824,858
 Depreciation, depletion and amortization                              293,121      239,568      289,067
 Exploration and research                                               64,388       57,558       68,373
 General and administrative                                             54,152       52,650       49,724
 Interest, net of amounts capitalized                                   79,616       62,554       78,823
 Expenses for acquisition settlement                                    42,181           --           --
 Write-down of assets                                                   21,300        3,514      614,893
 Other                                                                  26,151       16,572       11,060
- --------------------------------------------------------------------------------------------------------
                                                                     1,489,431    1,264,429    1,936,798
- --------------------------------------------------------------------------------------------------------
Operating income (loss)                                                 77,242      167,159     (461,885)
Unrealized mark-to-market gain (loss) on call options                   26,796      (44,821)          --
- --------------------------------------------------------------------------------------------------------
Pre-tax income (loss) before minority interest, equity loss
 and cumulative effect of changes in accounting principles             104,038      122,338     (461,885)
Income tax (expense) benefit                                           (11,310)     (14,400)     180,876
Minority interest in Minera Yanacocha                                  (93,345)     (72,470)     (66,193)
Minority interest in Newmont Gold Company                                   --           --       (4,093)
Equity loss of affiliated company                                       (9,923)     (10,675)      (9,164)
- --------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of changes
 in accounting principles                                              (10,540)      24,793     (360,459)
Cumulative effect of changes in accounting principles, net              (8,407)          --      (32,924)
- --------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $  (18,947)  $   24,793   $ (393,383)
========================================================================================================
Other comprehensive income (loss)                                        1,266       (1,642)         (39)
- --------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                         $  (17,681)  $   23,151   $ (393,422)
========================================================================================================
Net income (loss) before cumulative effect of changes
 in accounting principles per common share,
 basic and diluted                                                      $(0.06)       $0.15       $(2.27)
Cumulative effect of changes in accounting principles
 per common share, basic and diluted                                     (0.05)          --        (0.20)
- --------------------------------------------------------------------------------------------------------
Net income (loss) per common share, basic and diluted                   $(0.11)       $0.15       $(2.47)
========================================================================================================
Basic weighted average shares outstanding                              168,078      167,462      159,010
========================================================================================================
Diluted weighted average shares outstanding                            168,386      167,800      159,023
========================================================================================================


The accompanying notes are an integral part of these statements.

Newmont Mining Corporation


Consolidated Balance Sheets

                                                                        At December 31,
(In thousands, except shares and per share)                             2000       1999
- -------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                            $   60,288  $   55,314
Short-term investments                                                    7,084       9,414
Accounts receivable                                                      17,199      14,253
Put option premiums                                                          --      19,148
Inventories                                                             333,880     322,614
Prepaid taxes                                                            46,307      48,623
Current portion of deferred income tax assets                             9,624      10,226
Other current assets                                                     37,520      28,161
- -------------------------------------------------------------------------------------------
  Current assets                                                        511,902     507,753
Property, plant and mine development, net                             1,949,309   1,972,348
Investment in Batu Hijau                                                527,568     438,318
Long-term inventory                                                     163,782     171,206
Deferred income tax assets                                              294,058     197,456
Other long-term assets                                                   64,085      96,301
- -------------------------------------------------------------------------------------------
  Total assets                                                       $3,510,704  $3,383,382
===========================================================================================
Liabilities
Current portion of long-term debt                                    $   29,874  $   23,293
Accounts payable                                                         71,542      38,039
Current portion of deferred income tax liabilities                           --      29,520
Other accrued liabilities                                               189,252     183,021
- -------------------------------------------------------------------------------------------
  Current liabilities                                                   290,668     273,873
Long-term debt                                                          976,446   1,014,193
Deferred revenue from sale of future production                         137,198     137,198
Reclamation and remediation liabilities                                 121,723     104,677
Fair value of written call options                                       55,638      82,434
Deferred income tax liabilities                                          64,188      34,322
Other long-term liabilities                                             210,401     158,680
- -------------------------------------------------------------------------------------------
  Total liabilities                                                   1,856,262   1,805,377
- -------------------------------------------------------------------------------------------
Commitments and contingencies (See Note 20)

Minority interest in Minera Yanacocha                                   188,054     126,357
- -------------------------------------------------------------------------------------------

Stockholders' Equity
Common stock--$1.60 par value; 250 million shares authorized;
 171.1 million and 167.9 million shares issued, less 157 thousand
 and 242 thousand treasury shares, respectively                         273,470     268,262
Additional paid-in capital                                            1,116,524   1,069,146
Retained earnings                                                        76,394     114,240
- -------------------------------------------------------------------------------------------
  Total stockholders' equity                                          1,466,388   1,451,648
- -------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                         $3,510,704  $3,383,382
===========================================================================================


The accompanying notes are an integral part of these statements.

Newmont Mining Corporation


Statements of Consolidated Changes
in Stockholders' Equity


                                                                    Additional
                                                   Common Stock      Paid-In      Retained
                                                 ----------------
(In thousands)                                   Shares    Amount    Capital      Earnings
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1997                     156,469  $250,350  $  817,040  $  523,697
 Common stock issued for acquisition of
  minority interest of Newmont Gold Company       10,694    17,111     242,225          --
 Shares issued under stock compensation plans         52        83       1,538          --
 Net loss                                             --        --          --    (393,383)
 Common stock dividends                               --        --          --     (19,105)
 Other                                                --        --          --         (23)
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1998                     167,215   267,544   1,060,803     111,186/(1)/
 Shares issued under retirement savings plans        380       608       7,087          --
 Shares issued under stock compensation plans         69       110       1,230          --
 Net income                                           --        --          --      24,793
 Common stock dividends                               --        --          --     (20,097)
 Other                                                --        --          26      (1,642)
- -----------------------------------------------------------------------------------------------
Balance at December 31, 1999                     167,664   268,262   1,069,146     114,240/(1)/
 Shares issued under retirement savings plans        399       810       9,388          --
 Shares issued under stock compensation plans        216       193       2,195          --
 Shares issued for acquisition settlement          2,628     4,205      35,795          --
 Net loss                                             --        --          --     (18,947)
 Common stock dividends                               --        --          --     (20,165)
 Other                                                --        --          --       1,266
- -----------------------------------------------------------------------------------------------
Balance at December 31, 2000                     170,907  $273,470  $1,116,524  $   76,394/(1)/
===============================================================================================

/(1)/ Includes accumulated other comprehensive income, net of tax, for adjustments to minimum pension liabilities of $2,423, $3,494, and $2,274 as of December 31, 2000, 1999 and 1998, respectively.

The accompanying notes are an integral part of these statements.

Newmont Mining Corporation


Statements of Consolidated Cash Flows

                                                                  Years Ended December 31,
(In thousands)                                                 2000        1999        1998
- ---------------------------------------------------------------------------------------------
Operating Activities
 Net income (loss)                                          $ (18,947)  $  24,793   $(393,383)
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Depreciation, depletion and amortization                   293,121     239,568     289,067
   Amortization of capitalized mining costs                   103,079      38,334      52,634
   Deferred tax benefit                                       (65,560)    (65,000)   (221,020)
   Unrealized mark-to-market (gain) loss on call options      (26,796)     44,821          --
   Stock issued for acquisition settlement                     40,000          --          --
   Write-down of assets                                        21,300       3,514     614,893
   Amortization of put option premiums                         19,149      18,465          --
   Cumulative effect of change in accounting principle          8,407          --      32,924
   Minority interest, net of dividends                         64,123      33,549      33,647
   Undistributed losses of affiliated company                   9,923      10,675       9,164
   (Gain) loss on asset sales and other                        (3,015)    (24,502)      3,379
   (Increase) decrease in operating assets:
     Accounts receivable                                          858      15,091      17,341
     Inventories                                              (35,055)    (24,390)     (7,821)
     Other assets                                             (19,791)         65      (5,193)
   Increase (decrease) in operating liabilities:
     Accounts payable and other accrued liabilities            59,777      55,623     (51,894)
     Other liabilities                                         57,843      31,393        (225)
- ---------------------------------------------------------------------------------------------
Net cash provided by operating activities                     508,416     401,999     373,513
- ---------------------------------------------------------------------------------------------
Investing Activities
 Additions to property, plant and mine development           (378,006)   (220,946)   (216,025)
 Advances to affiliated company                              (100,389)   (158,878)   (131,029)
 Repayments from joint ventures and affiliates                 21,562      19,873          --
 Proceeds from sale of future production                           --     137,198          --
 Acquisition of additional interest in Minera Yanacocha            --          --     (75,868)
 Proceeds from asset sales and other                            6,175      41,917       2,099
- ---------------------------------------------------------------------------------------------
Net cash used in investing activities                        (450,658)   (180,836)   (420,823)
- ---------------------------------------------------------------------------------------------
Financing Activities
 Repayments of short-term debt                                     --          --     (25,771)
 Proceeds from long-term debt                                 497,000     177,000     135,000
 Repayments of long-term debt                                (530,480)   (400,591)   (109,017)
 Dividends paid on common stock                               (20,165)    (20,097)    (19,105)
 Other                                                            861      (1,247)       (943)
- ---------------------------------------------------------------------------------------------
Net cash used in financing activities                         (52,784)   (244,935)    (19,836)
- ---------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                         4,974     (23,772)    (67,146)
Cash and cash equivalents at beginning of year                 55,314      79,086     146,232
- ---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                    $  60,288   $  55,314   $  79,086
=============================================================================================


See Note 17 for supplemental cash flow information.


The accompanying notes are an integral part of these statements.

Newmont Mining Corporation

Notes to Consolidated Financial Statements

Note 1

The Company

Newmont Mining Corporation and its subsidiaries (collectively, "NMC" or the "Company") is a worldwide company engaged in the production of gold, exploration for gold and acquisition of gold properties. The Company also has an interest in a copper/gold mine that commenced production in late 1999. Prior to October 1998, NMC conducted its operations through its subsidiary, Newmont Gold Company ("NGC").

Battle Mountain Merger

On January 10, 2001, the Company completed a merger with Battle Mountain Gold Company ("Battle Mountain") pursuant to an agreement and plan of merger, dated as of June 21, 2000, under which each share of common stock of Battle Mountain and each exchangeable share of Battle Mountain Canada Ltd. (a wholly-owned subsidiary of Battle Mountain) was converted into the right to receive 0.105 shares of NMC, approximately 24.1 million shares. The Company also exchanged 2.3 million shares of newly issued $3.25 convertible preferred stock for all outstanding shares of Battle Mountain $3.25 convertible preferred stock. The merger will be accounted for as a pooling of interests, and as such, future consolidated financial statements will include Battle Mountain's financial data as if Battle Mountain had always been part of NMC.

     The following unaudited pro forma combined financial data is presented for informational purposes only. They are not necessarily indicative of the results of operations or of the financial position that would have occurred had the merger been completed during the periods or as of the date for which the pro forma data are presented. They are also not necessarily indicative of the combined company's future results of operations or financial position. In particular, the Company expects to incur one-time merger expenses of approximately $35 million, of which $20 million relates to investment advisory and professional fees and $15 million to employee benefit and severance costs. These expenses are charged to income in the period incurred and as of December 31, 2000, the Company incurred $1.2 million of such expenses that are included in Other Expenses.

Pro Forma Combined Statements of Operations Data:

(In millions,                                   Years Ended December 31,
except per share amounts)                     2000       1999       1998
- -------------------------------------------------------------------------
Sales                                     $1,809.5   $1,627.1   $1,730.5
Net loss applicable to
 common shares                            $  (78.5)  $ (102.1)  $ (641.5)
Net loss per common share,
 basic and diluted                        $  (0.41)  $  (0.53)  $  (3.50)
Weighted average number
 of common shares                            192.2      191.6      183.1
- -------------------------------------------------------------------------

Pro Forma Combined Balance Sheet Data:
                                                         At December 31,
(In millions)                                            2000       1999
- -------------------------------------------------------------------------
Total assets                                         $3,916.8   $3,951.9
Total stockholders' equity                           $1,500.0   $1,570.4
Book value per common share                          $   7.80   $   8.20
- -------------------------------------------------------------------------

NGC Merger

Prior to October 1998, NMC owned 93.75% of the common stock of NGC. In October 1998, NMC acquired the remaining 6.25% interest of NGC through the merger of a wholly-owned subsidiary of NMC into NGC. The merger was accounted for at historic cost, with the exception of the minority interest, which was accounted for as a purchase. The purchase price was based on the $24.25 per share value of the 10.7 million shares of NMC common stock issued to NGC stockholders. The excess purchase price over the carrying value of such minority interest (including transaction costs of $1.0 million and related deferred taxes of $53.6 million) was $206.9 million and was allocated to NGC's assets and liabilities based on their respective fair market values ($122.0 million to Investment in Batu Hijau and $84.9 million to Property, plant and mine development primarily for Yanacocha). The Company's stockholders' equity increased $259.3 million as a result of this transaction.

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

Newmont Mining Corporation

Notes to Consolidated Financial Statements

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

     Investments in incorporated entities in which the Company's ownership is greater than 20% and less than 50%, or which the Company does not control, are accounted for by the equity method and are included in long-term assets. Income or loss from such investments is included in Equity loss of affiliated company.

Inventories

Precious metals, ore and in-process inventories, and materials and supplies are stated at the lower of average cost or net realizable value. Prior to the change in accounting method for revenue recognition discussed below, precious metals inventory was stated at market value.

Property, Plant and Mine Development

Expenditures for new facilities or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 2 to 21 years, but do not exceed the estimated mine life based on proven and probable reserves.

     The Company adopted AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") effective January 1, 1998. Under this accounting method, certain costs, such as organization, training and pre-feasibility expenses incurred in the start-up phase of a project are expensed as incurred (See Note 19).

     Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. Such costs, and estimated future development costs, are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves. Ongoing development expenditures to maintain production are generally charged to operations as incurred.

     Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when production begins using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

     Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

     Gains or losses from normal sales or retirements of assets are included in other income or expense.

Asset Impairment

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds fair value. Fair value is determined using estimated future cash flow analysis. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis is less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows include estimates of recoverable ounces, gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Generally, all assets at a particular mine are used together to generate cash flow. At the Nevada operations, with a number of ore types and processing facilities, assets are grouped according to the processing facility at which ores will be processed. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the

Newmont Mining Corporation

Company's performance could have a material effect on the Company's financial position and results of operations (See Note 16).

Revenue Recognition

The Company changed its accounting method for revenue recognition in accordance with the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, such that revenue is recognized upon delivery of third-party refined gold to the customer. Previously, revenue was recognized when the production process was complete or when gold was poured in dore form at the mine (See Note 19). Initial proceeds from prepaid forward sales contracts are recorded as deferred revenue and are recognized in income when the related gold is delivered.

Mining Costs

In general, mining costs are charged to operations as incurred. However, certain of the Company's deposits have diverse grade and waste-to-ore ratios over the mine's life. Mining costs for these deposits, to the extent they do not relate to current gold production, are capitalized and then charged to operations when the applicable gold is produced.

Reclamation and Remediation Costs

Estimated future reclamation costs are based principally on legal and regulatory requirements. Such costs related to active mines are accrued and charged over the expected operating lives of the mines using the unit-of-production method. Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised.

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

     Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments and hedging activity. SFAS No. 133 is effective January 1, 2001. SFAS No. 133 requires recognition of all derivative instruments on the balance sheet as either assets or liabilities and measurement at fair value. Changes in the derivative's fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. Gains and losses on derivative hedging instruments must be recorded in either other comprehensive income or current earnings, depending on the nature of the instrument. Upon adoption, a liability of $94 thousand will be recorded for the fair value of purchased forward contracts that qualify as cash flow hedges, with offsetting charges of $61 thousand to Other comprehensive income and a decrease of $33 thousand to Deferred income tax liability. Call option contracts will continue to be marked to market in current earnings.

Earnings Per Common Share

Earnings or loss per share are presented for basic and diluted net income (loss) and, if applicable, for net income or loss

Newmont Mining Corporation


Notes to Consolidated Financial Statements


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

Reclassifications

Certain amounts in prior years have been reclassified to conform to the 2000 presentation.

Note 3
Inventories

                                                                         At December 31,
(In thousands)                                                     2000                   1999
- ----------------------------------------------------------------------------------------------
Current:
 Ore and in-process inventories                             $   241,181            $   190,576
 Precious metals                                                 11,169                 52,525
 Materials and supplies                                          80,518                 78,461
 Other                                                            1,012                  1,052
- ----------------------------------------------------------------------------------------------
                                                            $   333,880            $   322,614
==============================================================================================
Ore-in-stockpiles (included in
 Long-term inventory)                                       $   163,782            $   171,206
==============================================================================================

Note 4
Property, Plant and Mine Development

                                                                         At December 31,
(In thousands)                                                     2000                   1999
- ----------------------------------------------------------------------------------------------
Land and mining claims                                      $   276,244            $   279,396
Buildings and equipment                                       2,643,320              2,546,473
Mine development                                                741,233                641,494
Construction-in-progress                                        198,189                 75,232
- ----------------------------------------------------------------------------------------------
                                                              3,858,986              3,542,595
Accumulated depreciation,
 depletion and amortization                                  (2,034,009)            (1,769,105)
Capitalized mining costs                                        124,332                198,858
- ----------------------------------------------------------------------------------------------
                                                            $ 1,949,309            $ 1,972,348
==============================================================================================

Note 5
Investment in Batu Hijau

The Company and Sumitomo Corporation ("Sumitomo") are partners in the Nusa Tenggara Partnership ("NTP") that holds 80% of P.T. Newmont Nusa Tenggara ("PTNNT"), the owner of the Batu Hijau copper/gold mine in Indonesia. Production began in the fourth quarter of 1999 and the projected mine life is in excess of 20 years. The development cost of Batu Hijau was approximately $1.83 billion.

     The Company and Sumitomo have an indirect 45% and 35% interest, respectively, in PTNNT. The remaining 20% interest is held by an unrelated Indonesian company. Because the Company and Sumitomo have carried the investment of the 20% owner, until recouping the bulk of its construction investment, including interest, the Company recognizes 56.25% of Batu Hijau's income (loss).

     The Company accounts for its investment in Batu Hijau as an equity investment due to each partner's significant participating rights in the business and the unanimous approval required for major partnership decisions. At December 31, 2000 and 1999, such investment was $527.6 million and $438.3 million, respectively, based on U.S. generally accepted accounting principles. Differences between 56.25% of the NTP's net assets and the Company's investment include (i) $220 million for the fair market value adjustment recorded by NTP in conjunction with the Company's initial contribution, (ii) $48 million for intercompany charges, (iii) $122 million for the fair market value adjustment recorded by the Company in conjunction with the NGC minority interest acquisition and (iv) $148 million for contributions recorded by the Company that were classified as debt by NTP. Certain of these amounts

Newmont Mining Corporation

Notes to Consolidated Financial Statements

are amortized or depreciated on a unit-of-production basis. The Company's investment also reflects $42 million for exploration expenditures incurred prior to the formation of NTP. (See Note 18 for a description of Equity loss of affiliated company, where Batu Hijau's Net income (loss) is reduced by the elimination of interest between PTNNT and NTP).

     Project development was funded by $1.0 billion from third party loans and $0.83 billion from the Company and Sumitomo. The loans were guaranteed by the Company and Sumitomo, 56.25% and 43.75%, respectively, until project completion tests were met in October 2000, at which time the loans became non-recourse. Repayment of borrowings under the Senior Debt will be in semi-annual installments of $43.5 million from May 2001 through November 2010. The semi-annual installments will be reduced to $22.1 million from May 2011 through November 2013. The interest rate is based on blended fixed and floating rates. The weighted average interest rates were 6.6% and 6.4% during 2000 and 1999, respectively, and 7.0% and 6.6% at December 31, 2000 and 1999, respectively.

     Following is summarized financial information for NTP based on U.S. generally accepted accounting principles (in thousands):

                                                                                   Years Ended December 31,
                                                                           2000             1999              1998
- -------------------------------------------------------------------------------------------------------------------
Sales and other income                                                 $431,893         $ 15,224        $       93
Income (loss) before cumulative
  effect of a change in
  accounting principle                                                 $(70,761)        $ 11,846        $  (19,284)
Net income (loss)                                                      $(70,761)        $ 11,846        $  (69,410)
- -------------------------------------------------------------------------------------------------------------------
                                                                                                At December 31,
                                                                                            2000              1999
- -------------------------------------------------------------------------------------------------------------------
Current assets                                                                       $   209,011        $  137,542
Property, plant and mine
  development, net                                                                   $ 2,020,386        $1,956,515
Other assets                                                                         $   135,674        $  154,604
Debt and related interest
  to partners and affiliates                                                         $   283,504        $  195,478
Other current liabilities                                                            $   198,455        $  207,645
Long-term debt-third parties
  (including current portion)                                                        $ 1,000,000        $1,000,000
Other liabilities                                                                       $  2,013        $      132
- -------------------------------------------------------------------------------------------------------------------

     Note 6

Other Accrued Liabilities
                                                            At December 31,
(In thousands)                                          2000              1999
- ------------------------------------------------------------------------------
Payroll and related benefits                        $ 61,281        $   55,116
Interest                                              23,952            24,014
Deferred revenue                                      14,850                --
Reclamation and remediation                            9,416             7,966
Taxes other than income                                7,759             2,978
Income taxes                                           5,672            34,396
Royalties                                              1,624             6,737
Severance benefits                                       743             1,489
Other                                                 63,955            50,325
- ------------------------------------------------------------------------------
                                                    $189,252        $  183,021
==============================================================================

     Note 7

Income Taxes

The Company's income tax (expense) benefit consisted of
(in thousands):
                                             Years Ended December 31,
                                     2000             1999              1998
- -----------------------------------------------------------------------------
Current:
  Domestic                       $(31,774)        $ (7,072)       $       --
  Foreign                         (45,096)         (72,328)          (40,144)
- -----------------------------------------------------------------------------
Total tax (expense) benefit       (76,870)         (79,400)          (40,144)
- -----------------------------------------------------------------------------
Deferred:
  Domestic                         33,502           69,693           234,509
  Foreign                          32,058           (4,693)          (13,489)
- -----------------------------------------------------------------------------
                                   65,560           65,000           221,020
- -----------------------------------------------------------------------------
Total tax (expense) benefit      $(11,310)        $(14,400)       $  180,876
=============================================================================

     The Company's income tax (expense) benefit differed from the amounts computed by applying the United States corporate income tax statutory rate for the following reasons (in thousands):

                                                   Years Ended December 31,
                                                  2000       1999       1998
- -----------------------------------------------------------------------------
U.S. corporate income tax
 at statutory rate                            $(36,413)  $(42,818)  $161,660
Percentage depletion                            13,616     11,353     29,793
Valuation allowance on
 deferred tax assets                            (2,660)    11,075    (26,448)
Foreign tax credits                                 --      6,831      8,905
Foreign losses                                  19,297      1,039      8,553
Other                                           (5,150)    (1,880)    (1,587)
- -----------------------------------------------------------------------------
Total tax (expense) benefit                   $(11,310)  $(14,400)  $180,876
=============================================================================

Newmont Mining Corporation

Notes to Consolidated Financial Statements

     The Company's pretax income (loss) before minority interest, equity loss and cumulative effect of a change in accounting principle consisted of (in thousands):

                                               Years Ended December 31,
                                            2000        1999        1998
- -------------------------------------------------------------------------
Domestic                               $(186,040)  $(149,153)  $(670,383)
Foreign                                  290,078     271,491     208,498
- -------------------------------------------------------------------------
                                       $ 104,038   $ 122,338   $(461,885)
=========================================================================

     Components of the Company's consolidated deferred income tax assets and liabilities are as follows (in thousands):

                                                              At December 31,
                                                             2000        1999
- -----------------------------------------------------------------------------
Deferred tax assets:
 Exploration costs                                      $  85,586   $  81,727
 Depreciation                                              77,708      70,522
 Depletion of the cost of land
  and mining claims                                        80,661      79,173
 Alternative minimum tax credit
  carry forward                                            50,363      44,689
 Capitalized inventory costs                               22,360      19,665
 Remediation and reclamation costs                         19,835      25,735
 Mine development costs                                    14,147       6,944
 Net operating loss carry forwards                          4,515          --
 Retiree benefit costs                                     19,341      18,263
 Sale/leaseback transaction, net                            2,761       6,184
 Relocation/reorganization costs                              625       1,215
 Unrealized mark-to-market adjustments
  and amortization of put option premiums                   6,307      22,150
 Other                                                      8,397       7,219
- -----------------------------------------------------------------------------
                                                          392,606     383,486
 Valuation allowance for deferred tax assets              (33,385)    (30,725)
- -----------------------------------------------------------------------------
 Net deferred tax assets                                  359,221     352,761
- -----------------------------------------------------------------------------
Deferred tax liabilities:
 Net undistributed earnings
  from subsidiaries                                       (54,207)   (124,706)
 Capitalized mining costs                                 (40,550)    (58,418)
 Capitalized interest                                     (23,824)    (24,849)
 Other                                                     (1,146)       (948)
- -----------------------------------------------------------------------------
  Deferred tax liabilities                               (119,727)   (208,921)
- -----------------------------------------------------------------------------
 Deferred tax assets, net of
  deferred tax liabilities                              $ 239,494   $ 143,840
=============================================================================

     Net deferred tax assets of $306.0 million and $207.7 million related to domestic tax jurisdictions and net deferred tax liabilities of $64.6 million and $63.8 million related to foreign tax jurisdictions at December 31, 2000 and 1999, respectively.

Note 8

Debt

Long-Term Debt
Long-term debt consisted of (in thousands):
                                                            At December 31,
                                                          2000         1999
- ---------------------------------------------------------------------------
Sale-leaseback of refractory
 ore treatment plant                                $  327,125   $  335,482
Credit facility                                        147,000      210,000
8/31/48/% debentures, net                              199,916      199,902
8/51/48/% notes                                        150,000      150,000
Medium-term notes                                       32,000       32,000
Project financings                                     150,279      110,102
- ---------------------------------------------------------------------------
                                                     1,006,320    1,037,486
Current maturities                                     (29,874)     (23,293)
- ---------------------------------------------------------------------------
                                                    $  976,446   $1,014,193
===========================================================================

     Scheduled minimum long-term debt repayments are $29.9 million in 2001, $336.3 million in 2002, $54.2 million in 2003, $53.3 million in 2004, $212.6 million in 2005 and $320.0 million thereafter. The Company may accelerate credit facility repayments, depending on available operating cash flow.

     Sale-Leaseback of the Refractory Ore Treatment Plant In September 1994, the Company entered into a sale and leaseback agreement for its refractory ore treatment plant located at Carlin, Nevada. The transaction was accounted for as debt and the cost of the refractory ore treatment plant was recorded as a depreciable asset. The lease term is 21 years and aggregate future minimum lease payments, which include interest, as of December 31, 2000 and 1999 were $519.4 million and $549.1 million, respectively. Payments are $29.7 million annually over the next five years. The lease includes purchase options during and at the end of the lease at predetermined prices. The interest rate on this sale-leaseback transaction is 6.36%. Because this asset is specialized, it is not practicable to estimate the fair value of this debt.

     In connection with this transaction, the Company entered into certain interest rate hedging contracts that were settled for a gain of $11 million, which is recognized as a reduction of interest expense over the term of the lease. Including this gain, the effective interest rate on the transaction is 6.15%.

Credit Facilities

In June 1997, the Company entered into a $1.0 billion revolving credit facility with a consortium of banks. As of December 31, 2000, $147.0 million was outstanding under the credit facility, which expires in June 2002. Interest rates are variable, can be fixed for up to six months at the option of the Company and are subject to adjustment if changes in the

Newmont Mining Corporation

Notes to Consolidated Financial Statements

Company's long-term debt ratings occur. As of December 31, 2000 and 1999, the interest rate was 6.9% and 6.7%, respectively, and the weighted average interest rate for such years was 6.9% and 5.4%, respectively. An annual facility fee, currently 0.1%, is required based on the lenders' total commitment. The fair value of amounts outstanding under the credit facility at December 31, 2000 approximated the related carrying amount.

     The credit facility contains certain covenants, including limitations on aggregate consolidated indebtedness (including guarantees) to 60% of total capitalization, requirements for $1.0 billion of minimum consolidated tangible net worth and limitations on incurring liens, fundamental business changes and transactions with affiliates.

8/31/48/% Debentures

Unsecured debentures in an aggregate principal amount of $200 million maturing July 1, 2005 bearing an annual interest rate of 8.375% were outstanding at December 31, 2000 and 1999. The debentures were priced at 99.928% to yield 8.386% and are not redeemable prior to maturity. Interest is payable semi-annually in January and July. The costs related to the issuance of the debentures were capitalized and are amortized to interest expense over the term of the debentures. Using prevailing interest rates on similar instruments, the fair value of these debentures was approximately $202.6 million and $195.6 million at December 31, 2000 and 1999, respectively.

8/51/48% Notes

Unsecured notes with a principal amount of $150 million due April 1, 2002 bearing an annual interest rate of 8.625% were outstanding at December 31, 2000 and 1999. Interest is payable semi-annually in April and October and the notes are not redeemable prior to maturity. Using interest rates prevailing on similar instruments at December 31, 2000 and 1999, the estimated fair value of this debt was $153.9 million and $150.6 million, respectively.

Medium-Term Notes

Unsecured notes totaling $32 million were outstanding as of December 31, 2000 and 1999, respectively, with a weighted average fixed interest rate of 7.68% and maturing on various dates beginning early 2003 to late 2004. Interest is payable semi-annually in March and September and the notes are not redeemable prior to maturity. Using interest rates prevailing on similar instruments at December 31, 2000 and 1999, the estimated fair value of these notes was $31.5 million and $31.0 million, respectively.

Project Financings

Minera Yanacocha

Minera Yanacocha issued debt through the sale of $100 million 8.4% 1997 Series A Trust Certificates ("Certificates") to various institutional investors. At December 31, 2000 and 1999, $78 million and $88 million, respectively, was outstanding under the financing. Interest on the Certificates is fixed at 8.4% and repayments are required quarterly through 2004. The fair value of the Certificates was $75.7 million and $81.0 million at December 31, 2000 and 1999, respectively.

     Minera Yanacocha also had $1.7 million outstanding under loans with the International Finance Corporation ("IFC") and with Deutsche Investitions und Entwicklungsgesellschaft mbH ("DEG") at December 31, 1999. The IFC and DEG loans matured in 2000. Weighted average interest rates on the IFC and DEG loans were 9.0% as of and for the year ended December 31, 1999 and the fair value of the fixed-rate portion of such loans approximated carrying value.

     In December 1999, Minera Yanacocha entered into a $100 million credit facility with the IFC for the development of its La Quinua project. At December 31, 2000, $45.0 million was outstanding and none was outstanding as of December 31, 1999. Interest rates are LIBOR plus 2.375% on the $20 million "A tranche" and LIBOR plus 2.0% on the $80 million "B tranche". As of December 31, 2000, the interest rate was 8.3% and the weighted average interest rate for 2000 was 8.3%. The fair value of amounts outstanding at December 31, 2000 approximated the related carrying amount. Also in December 1999, Minera Yanacocha assumed certain lease and purchase agreements for mining equipment. The net present value of future minimum payments was $8.3 million and $11.4 million, at December 31, 2000 and 1999, respectively, with an interest component of 11.1% for both years.

     All Minera Yanacocha debt (non-recourse to Newmont) is secured by certain restricted funds and substantially all of Minera Yanacocha's property, plant and equipment.

     Minera Yanacocha has a $20 million line of credit with Banco de Credito del Peru that expires in July 2004. The interest rate is LIBOR plus 2% and is adjusted annually to current market rates. As of December 31, 2000 the amount outstanding under this credit line was $8 million. The interest rate for the period the loan was outstanding in 2000 and at December 31, 2000 was 8.6%.

Zarafshan-Newmont

The Company, through a wholly-owned subsidiary, is a 50% participant in the Zarafshan-Newmont joint venture ("Zarafshan-Newmont") in the Republic of Uzbekistan. The other 50% participants are two Uzbek government entities. As of December 31, 2000 and 1999, Zarafshan-Newmont had

Newmont Mining Corporation

Notes to Consolidated Financial Statements

$18.0 million outstanding under a loan with the European Bank for Reconstruction and Development ("EBRD") secured by the assets of the project. The loan is to be repaid in semi-annual installments of $6.0 million beginning July 2001. The interest rate is 4.25% over the three-month LIBOR. The weighted average interest rates for 2000 and 1999 were 10.9% and 9.6%, respectively, and the interest rates at December 31, 2000 and 1999 were 11.0% and 10.4%, respectively. The carrying amount of the loan is estimated to approximate its fair market value. The Company has guaranteed payment of certain amounts due under the loan, which totaled $9.0 million at December 31, 2000 and 1999, and the Uzbek partners have guaranteed payment of the balance.

     In December 2000, Zarafshan-Newmont completed an additional $30 million loan under the EBRD facility that will be used primarily for capital expansion. This loan will be available through December 15, 2002 and will be repaid in eight equal semi-annual payments of $3.75 million, beginning July 2003 and ending January 2007. The interest rate will be based on the three-month LIBOR plus 3.25% and no amounts were outstanding at December 31, 2000. The assets of Zarafshan-Newmont secure this loan, 50% of which is guaranteed by the Company and 50% by the Uzbek partners.

Capitalized Interest

Capitalized interest was $5.5 million, $23.3 million and $13.7 million in 2000, 1999 and 1998, respectively.

Note 9

Deferred Revenue from Sale of Future Production

In July 1999, the Company entered into a prepaid forward sale contract for approximately 483 thousand ounces of gold, with initial proceeds of $137.2 million, for delivery in June 2005, 2006 and 2007. Such proceeds were recorded as deferred revenue and will be recognized in income when the related gold is physically delivered. Any additional proceeds will be determined at each delivery date based on the excess of the then existing market price (not to exceed $380 per ounce) over $300 per ounce. The prepaid forward sale contract also included semi-annual delivery requirements of approximately 17,950 ounces beginning June 2000 through June 2007. Newmont entered into forward purchase contracts at prices increasing from $263 per ounce in 2000 to $354 per ounce in 2007 to coincide with these delivery commitments.

Note 10

Option Contracts

In late July and early August 1999, the Company purchased put option contracts for 2.85 million ounces of gold, with a strike price of $270 per ounce. This purchase was paid for by selling call option contracts for 2.35 million ounces at the strike prices noted below. Put option contracts for one million ounces were subject to termination if the market price reached $270 per ounce at any time prior to such contracts' expiration date, which was August 2000 through July 2001. These put option contracts were thus terminated in September 1999. Call options in 2004 and 2005 terminate if the market price is $240 per ounce or lower at any time prior to expiration. As of December 31, 2000, the following contracts were outstanding:



                                      Sold Call Options
                               ---------------------------
                                    Ozs              Price
- ----------------------------------------------------------
2004                              250,000             $350
2005                              250,000             $350
2008                            1,000,000             $386
2009                              850,000             $385
- ----------------------------------------------------------
     The put options qualified for deferral accounting such that gains and losses on the contracts were recognized as the designated production was delivered or as the options expired. The initial fair value of the options of $37.6 million was recorded as Put option premiums and were amortized over the term of the options. In 2000 and 1999, $19.1 million and $18.5 million, respectively, was amortized in Sales, including the premiums associated with terminated put options. The call option contracts, with an initial fair value of $37.6 million, are marked to market at each reporting date and on December 31, 2000 and 1999, had a fair value of $55.6 million and $82.4 million, respectively, resulting in a noncash, unrealized gain of $26.8 million in 2000 and a loss of $44.8 million in 1999. At December 31, 2000, a $1.00 increase in the gold price would result in a $0.42 per ounce increase in the fair value of the call option contracts.

Note 11

Stockholders' Equity

As discussed in Note 1, NMC issued 10.7 million shares of common stock in conjunction with the acquisition of NGC's minority interest in October 1998. The Company paid dividends of $0.12 per common share in each of 2000, 1999 and 1998. In September 2000, the Company paid a dividend of one series A junior participating preferred stock purchase right

("PSPR") for each outstanding share of NMC common stock. These rights replaced NMC's existing PSPRs that expired in September 2000. The rights agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of NMC's outstanding common stock without the approval of its board of directors. Each PSPR entitles the holder to purchase from NMC one one-thousandth of a share of NMC participating preferred stock for $100 (subject to adjustment) once such rights become exercisable. Until exercised, holders of PSPRs have no stockholder rights. The PSPRs become exercisable only if a defined acquiring person has acquired 15% or more of NMC common stock or has begun a tender or exchange offer that would result in such person owning 15% or more of NMC common stock. If such events occur, PSPR holders may, for $100, purchase shares of NMC common stock (or in certain circumstances common stock of the acquiring company) with a market value of $200, based on the market price of NMC common stock prior to such acquisition (or the market price of the acquiring corporation's stock). NMC may redeem the PSPRs for $0.01 each prior to an announcement that a defined acquiring person exists.

  Note 12
Stock Options

Employee Stock Options

Under the Company's stock option plans, options to purchase shares of stock have been granted to key employees at the fair market value of such shares on the date of grant. The options under these plans vest over a two-year period and, for certain options granted to key employees, over a four-year period, and are exercisable over a period not exceeding ten years. At December 31, 2000, 4,871,658 shares were available for future grants under the Company's plans.

   The following table summarizes annual activity for all stock options for each of the three years in the period ended December 31:

                                                 2000                       1999                   1998
                                          -----------------------   ----------------------   ---------------------
                                                         Weighted                 Weighted                Weighted
                                                         Average                  Average                 Average
                                             Number      Exercise     Number      Exercise    Number      Exercise
                                           of Shares      Price      of Shares     Price     of Shares     Price
- ------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          10,748,696       $28       5,952,968      $35      4,068,828      $41
Granted                                    1,502,325       $19       5,065,550      $19      2,257,583      $26
Exercised                                  (110,500)       $25          (1,625)     $22         (8,502)     $30
Forfeited                                  (198,126)       $32        (268,197)     $30       (364,941)     $37
- ------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                11,942,395       $27      10,748,696      $28      5,952,968      $35
==================================================================================================================
Options exercisable at year end            6,983,175       $31       3,867,965      $39      2,644,156      $44
Weighted average fair value of options
 granted during the year                     $ 12.55                    $11.54                  $18.34
==================================================================================================================


  The following table summarizes information about stock options outstanding at December 31, 2000 with exercise prices equal to the fair market value on the date of grant with no restrictions on exercisability after vesting (included in the "All Stock Options" table):

                                  Options Outstanding                   Options Exercissable
                   ------------------------------------------------    --------------------------
                                       Weighted          Weighted                        Weighted
                                        Average          Average                         Average
Range of             Number            Remaining         Exercise         Number         Exercise
Exercise Prices    Outstanding     Contractual Life       Price        Exercisable        Price
- -------------------------------------------------------------------------------------------------
$13 to $19          3,754,725          8.3 years           $17         1,468,125           $18
$20 to $24          2,754,804          8.3 years           $21         1,474,979           $21
$25 to $29          1,944,774          7.9 years           $27           982,609           $28
$30 to $35            647,547          6.0 years           $32           592,283           $32
$36 to $44          1,551,272          4.9 years           $39         1,412,546           $39
$45 to $59            785,919          4.6 years           $53           785,919           $53
- -------------------------------------------------------------------------------------------------
$13 to $59         11,439,041          7.3 years           $27         6,716,461           $31
=================================================================================================

Newmont Mining Corporation

Notes to Consolidated Financial Statements

  Certain key executives were granted options that, although the exercise price was equal to the fair market value on the date of grant, cannot be exercised when otherwise vested unless the market price of NMC's common stock is a defined amount above the option exercise price. In addition, the same executives were granted options with exercise prices in excess of the fair market value on the date of grant. Generally, these key executive options vest over a period of one to five years and are exercisable over a ten-year period. At December 31, 2000, 503,354 of these options were outstanding and 266,714 were exercisable. Information about these stock options outstanding (included in the "All Stock Options" table) at December 31, 2000 is summarized below:

                                                                 Options Outstanding                    Options Exercisable
                                                  ---------------------------------------------------  ---------------------
                                                                               Weighted      Weighted               Weighted
                                                  Range of                      Average      Average                Average
                                                  Exercise      Number         Remaining     Exercise    Number     Exercise
                                                   Prices     Outstanding  Contractual Life   Price    Exercisable   Price
- ----------------------------------------------------------------------------------------------------------------------------
Options with exercise prices in excess of the
 fair market value on the date of the grant       40 to $56     266,714        2.5 years       $50       266,714      $50
Options that cannot be exercised until the
 market price exceeds a fixed amount above
 the exercise price                               30 to $41     236,640        2.8 years       $37            --      $--
- ----------------------------------------------------------------------------------------------------------------------------

  The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock options. Accordingly, because stock option exercise prices equal the market value on the date of grant, no compensation cost has been recognized for its stock options. Had compensation cost for the options been determined based on market value at grant dates in 2000, 1999 and 1998, as prescribed by SFAS No. 123, the Company's net income and earnings per share would have been the pro forma amounts indicated below (in thousands, except per share):

                                                     Years Ended December 31,
                                                    2000      1999       1998
- --------------------------------------------------------------------------------
Net income (loss)
 As reported                                     $(18,947)  $24,793  $(393,383)
 Pro forma                                       $(43,582)  $ 1,846  $(406,484)
Net income (loss) per share,
 basic and diluted
 As reported                                     $  (0.11)  $  0.15  $   (2.47)
 Pro forma                                       $  (0.26)  $  0.01  $   (2.56)

  For purposes of determining the pro forma amounts, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for 2000, 1999 and 1998, respectively: weighted average risk-free interest rates of 6.4%, 6.4% and 4.5%; dividend yield of 0.6%, 0.6% 0.5%; expected lives of nine years, eight years and six years; and volatility of 56%, 52% and 85%, respectively.

  Compensation costs included in the pro forma amounts reflect only fair values of options granted after January 1, 1995. These amounts may not be indicative of actual results had the Company used fair-value-based accounting for stock options.

Other Stock-Based Compensation

In 1997, the Company adopted an intermediate term incentive plan ("ITIP") under which restricted stock may be granted to certain key employees. These shares are granted upon achievement of certain financial and operating thresholds at fair market value on the grant date. ITIP stock grants are subject to certain restrictions related to ownership and trans ferability that currently lapse two years (for ownership) and five years (for transfer) from the date of the grant. In 2000 and 1999, 95,814 and 62,800 shares of restricted stock, respectively, were issued under ITIP, of which 126,170 shares remain restricted at December 31, 2000. In 1998, the Company awarded 10,643 shares of restricted stock to certain key executives, of which none remain restricted at December 31, 2000. Compensation expense recorded for these grants was $2.4 million, $1.1 million and $1.2 million in 2000, 1999 and 1998, respectively.

Note 13
Employee Pension and Other Benefit Plans

Pension Plans

The Company's pension plans include: (1) two qualified non-contributory defined benefit plans (for salaried employees and substantially all domestic hourly employees); (2) two non-qualified supplemental plans (for salaried employees whose benefits under the qualified plan are limited by federal legislation); and
(3) a non-qualified cash balance international plan (for select employees who are not eligible to participate in the U.S.-based plans because of citizenship). The vesting period for each plan is five years of service. The plans' benefit formulas are based on an employee's years of credited service and either (i) such employee's last five years average pay (salaried plan), (ii) a percentage of annual pay (international plan) or
(iii) a flat dollar amount adjusted by a service-weighted multiplier (hourly plan).

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

     The following tables provide a reconciliation of changes in the plans' benefit obligations and assets' fair values over the two-year period ended December 31, 2000 and a statement of the funded status as of December 31 of both years (in thousands):

                                                                         Pension Benefits             Other Benefits
                                                                      ----------------------     ------------------------
                                                                        2000          1999         2000           1999
- -------------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
  Benefit obligation at beginning of year                             $128,432      $133,410      $ 42,248       $ 50,043
  Service cost-benefits earned during the year                           6,931         8,536         2,291          3,693
  Interest cost                                                          9,677         9,081         2,682          2,951
  Amendments                                                             2,860            --            --             --
  Actuarial loss (gain)                                                  5,470       (15,023)       (7,774)       (12,989)
  Benefits paid                                                         (5,892)       (7,572)         (989)        (1,450)
- -------------------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                                   $147,478      $128,432      $ 38,458       $ 42,248
=========================================================================================================================

Change in Fair Value of Assets:
  Fair value of assets at beginning of year                           $123,875      $114,500      $     --       $     --
  Adjustment to fair value of assets                                        --         4,586            --             --
  Actual return (loss) on plan assets                                   (4,588)        8,944            --             --
  Employer contributions                                                 2,961         3,417           989          1,450
  Benefits paid                                                         (5,892)       (7,572)         (989)        (1,450)
- -------------------------------------------------------------------------------------------------------------------------
  Fair value of assets at end of year                                 $116,356      $123,875      $     --       $     --
=========================================================================================================================
  Funded status                                                       $(31,122)     $ (4,557)     $(38,458)      $(42,248)
  Unrecognized prior service cost                                        6,946         1,445         1,220          1,322
  Unrecognized net loss (gain)                                          10,263        (8,028)      (19,788)       (13,006)
  Unrecognized net obligation                                              349           375            --             --
- -------------------------------------------------------------------------------------------------------------------------
  Accrued cost                                                        $(13,564)     $(10,765)     $(57,026)      $(53,932)
=========================================================================================================================

     The Company's non-qualified pension plans and postretirement benefit plans have Accumulated Benefit Obligations ("ABO") in excess of plan assets. The ABO was $7.9 million and $5.4 million for supplemental pension plans, $2.2 million and $2.0 million for the international pension plans, and $38.5 million and $42.2 million for postretirement benefit plans, at December 31, 2000 and 1999, respectively.

     The following table provides amounts recognized in the consolidated balance sheets as of December 31 (in thousands):

                                                                         Pension Benefits             Other Benefits
                                                                      ----------------------     ------------------------
                                                                        2000          1999         2000           1999
- -------------------------------------------------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheets:
  Accrued benefit cost                                                $(22,233)     $(18,200)     $(57,026)      $(53,932)
  Intangible asset                                                       4,804         1,641            --             --
  Accumulated other comprehensive income                                 3,865         5,794            --             --
- -------------------------------------------------------------------------------------------------------------------------
  Net amount recognized                                               $(13,564)     $(10,765)     $(57,026)      $(53,932)
=========================================================================================================================

Newmont Mining Corporation

Notes to Consolidated Financial Statements

     In accordance with the provisions of SFAS No. 87, an adjustment was required to reflect a minimum liability for the supplemental pension plan in 2000, 1999 and 1998. As a result of such adjustment, an intangible asset was recorded and (to the extent the minimum liability adjustment exceeded the unrecognized net transition liability) Stockholders' equity was reduced $2.4 million, $3.5 million and $2.3 million (net of related deferred income tax benefits) at December 31, 2000, 1999 and 1998, respectively.

     The following table provides components of net periodic pension benefit cost for the indicated fiscal years (in thousands):

                                                               Pension Benefits                         Other Benefits
                                                      ----------------------------------       ------------------------------
                                                        2000          1999        1998          2000       1999        1998
- -----------------------------------------------------------------------------------------------------------------------------
Components of net periodic pension benefit cost:
  Service cost                                        $  6,931      $  8,536     $ 7,023        $2,291     $3,693      $3,604
  Interest cost                                          9,677         9,081       8,122         2,682      2,951       2,961
  Expected return on plan assets                       (11,292)      (10,318)     (9,093)           --         --          --
  Amortization of prior service cost                       119           119         119           102        102         232
  Amortization of loss (gain)                              298           366         280          (991)       (97)        (12)
  Amortization of net obligation (asset)                    25           (86)        (86)           --         --          --
- -----------------------------------------------------------------------------------------------------------------------------
  Total net periodic pension benefit cost             $  5,758      $  7,698     $ 6,365        $4,084     $6,649      $6,785
=============================================================================================================================

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

     Assumptions used in measuring the Company's benefit obligation were as follows:

                                              Pension              Other
                                              Benefits            Benefits
                                           ---------------     ---------------
                                           2000      1999      2000      1999
- ------------------------------------------------------------------------------
Weighted-average assumptions
  as of December 31:
  Discount rate                            7.75%     7.75%     7.75%     7.75%
  Expected return on plan assets           9.25%     9.25%      N/A       N/A
  Rate of compensation increase            4.00%     4.00%     4.00%     4.00%
- ------------------------------------------------------------------------------

     The assumed health care cost trend rate to measure the expected cost of benefits was 7% for 2001, 6% for 2002 and 5% each year thereafter. Assumed health care cost trend rates have a significant effect on amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects (in thousands):

                                                        1%               1%
                                                     Increase         Decrease
- ------------------------------------------------------------------------------
Effect on total of service and interest
  cost components of net periodic
  postretirement health care benefit cost             $  825          $  (700)
Effect on the health care component
  of the accumulated postretirement
  benefit obligation                                  $5,250          $(4,600)
- ------------------------------------------------------------------------------

Savings Plan
The Company has two qualified defined contribution savings plans, one that covers salaried employees and another that covers substantially all hourly employees. In addition, the Company has a non-qualified supplemental savings plan for salaried employees whose benefits under the qualified plan are limited by federal regulations. When an employee meets eligibility requirements, the Company matches 100% of employee contributions of up to 6% and 4% of base salary for the salaried and hourly plans, respectively. The Company's matching contributions under these plans were $8.5 million, $8.2 million and $8.7 million in 2000, 1999 and 1998, respectively.

 Note 14
Dividends, Interest and Other

Dividends, interest and other in 1999 included a $13 million gain from the sale an exploration property in Alaska and an $8 million gain from the sale of an investment in another mining company. In 1998, $8.3 million was included for recoveries from business interruption insurance.

 Note 15
Expenses for Acquisition Settlement

In the third quarter of 2000, the Company resolved a long-standing legal dispute regarding the acquisition of an additional interest in Minera Yanacocha, a gold mining operation located in Peru. The Company issued $40 million of NMC common stock, 2.6 million shares, under terms of the settlement and, charged $42.2 million, including expenses, to income.

     Prior to 1997, the Company's interest in Minera Yanacocha was 38% and was accounted for on an equity basis. Beginning in 1997, when the additional 13.35% interest was deemed to be acquired, Minera Yanacocha was consolidated into the Company's financial statements. The acquisition was disputed as described below.

     In November 1993, the French government announced its intention to privatize the mining assets of Bureau de Recherches Geologiques et Minieres, the geological and mining bureau of the French government ("BRGM") and in September 1994, BRGM announced its intention to transfer its 24.7% interest in Minera Yanacocha to a third party. The Company and Compania de Minas Buenaventura, S.A.A. ("Buenaventura"), then 38.0% and 32.3% owners of Minera Yanacocha, respectively, filed suit in Peru to seek enforcement of their preemptive rights with respect to the proposed BRGM transfer. In September 1996, the trial court ruled in favor of the Company and Buenaventura and held that the preemptive rights were triggered in November 1993, and that the value of the 24.7% interest was $109.3 million. In June 1998, the Peruvian Supreme Court issued a resolution upholding the decision.

     In spite of the final decision of the Peruvian Supreme Court, in October 1998, BRGM, through its subsidiary Compagnie Miniere International Or S.A. ("Mine Or"), filed with the International Centre for Settlement of Investment Disputes a request for arbitration against the Republic of Peru. The request alleged that the decision of the Peruvian courts wrongfully deprived Mine Or of its shares in Minera Yanacocha (which Mine Or valued at approximately $560 million) and sought restitution and damages from the Republic of Peru.

     Under the settlement, all pending litigation and arbitration claims were dismissed, including the BRGM's claims against the government of Peru.

 Note 16
Write-Down of Assets

In 2000, as a result of a prolonged period of low gold prices, the Company reduced the carrying value of the short-lived Mesquite mine ($14.8 million) and wrote off the acquisition cost of the Mezcala property in Mexico ($6.5 million). The Mesquite write-down reduced leach pad inventory by $9.7 million, capitalized mining by $1.4 million and fixed assets by $3.7 million. In 1999, Nevada stockpile inventories were written down $3.5 million. In 1998, the Company adjusted the carrying value of certain long-lived assets to their estimated fair values resulting in an impairment loss of $614.9 million ($424.7 million net of tax). The write-down included $587.6 million for Nevada operations, $13.4 million for acquisition costs related to certain exploration properties and $13.9 million for other investments (including $7.2 million at the Mesquite mine). The 1998 write-down related to Property, plant and mine development ($528 million), Ore-in-stockpiles inventory ($67 million), Materials and supplies inventory ($13 million) and Other long-term assets ($7 million).

 Note 17
Supplemental Cash Flow Information

Net cash provided by operating activities included the following cash payments (in thousands):

                                                  Years Ended December 31,
                                                 2000        1999        1998
- -----------------------------------------------------------------------------
Income taxes, net of refunds                  $79,450     $11,360     $52,695
Interest, net of amounts
  capitalized                                 $77,238     $63,226     $80,903
- -----------------------------------------------------------------------------

     In 2000, NMC issued 2.6 million shares of common stock in conjunction with the acquisition settlement described in Note 15 that resulted in noncash increases to Common stock ($4.2 million) and Additional paid-in capital ($35.8 million).

     In 2000, Minera Yanacocha entered into certain leases that resulted in a noncash increase to Property, plant and mine development and Long-term debt ($2.3 million).

     In December 1999, Minera Yanacocha assumed certain equipment lease and purchase agreements (see Note 8) that resulted in a noncash increase to Property, plant and mine development and Long-term debt ($12.4 million).

     In the third quarter of 1999, NMC entered into two put and call option contracts described in Note 10. As a result, noncash increases to Put option premiums and Fair value of written call options ($37.6 million) were recorded for the initial fair value of these contracts.

     In October 1998, NMC acquired the remaining 6.25% interest in NGC. As described in Note 1, this transaction resulted in noncash increases to:
Stockholders' equity ($259 million), Investment in Batu Hijau ($122 million), Property, plant and mine development ($85 million), Deferred income tax liability ($54 million); and a noncash decrease to Minority interest ($107 million).

     In 1998, the Company retired mostly fully depreciated property, plant and mine development with an original cost of $50 million, which is not reflected in the statements of consolidated cash flows.

Newmont Mining Corporation


Notes to Consolidated Financial Statements

Note 18

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

  Financial information relating to the Company's consolidated segments is as follows (in millions):

                                                                              Year Ended December 31, 2000
- ----------------------------------------------------------------------------------------------------------------------------------
                                                      North American                           Zarafshan-
                                                        Operations     Yanacocha*   Minahasa     Newmont     Other    Consolidated
- ----------------------------------------------------------------------------------------------------------------------------------
Sales                                                  $  872.0         $  491.8    $  120.9       $ 70.2    $   --     $1,554.9
Interest income                                        $     --         $    3.6    $    0.1       $   --    $   2.8    $    6.5
Interest expense                                       $    0.3         $    5.1    $     --       $  1.7    $  72.5    $   79.6
Depreciation and amortization                          $  173.7         $   73.1    $   25.0       $ 13.4    $   7.9    $  293.1
Pre-tax income (loss) before minority interest,
 equity loss and cumulative effect of a
 change in accounting principle                        $     --         $  230.4    $   45.5       $ 23.1    $(195.0)   $  104.0
Cumulative effect of a change in
 accounting principle                                  $   (1.4)        $   (2.2)   $   (3.2)      $ (1.6)   $    --    $   (8.4)
Significant noncash items:
 Amortization of capitalized mining                    $   95.4         $     --    $    7.7       $   --    $    --    $  103.1
 Write-down of assets                                  $   21.3         $     --    $     --       $   --    $    --    $   21.3
Capital expenditures                                   $   91.5         $  276.9    $    2.2       $  4.3    $   3.1    $  378.0
Total assets at December 31, 2000                      $1,618.0         $  827.3    $   96.8       $ 97.3    $ 871.3    $3,510.7
- ----------------------------------------------------------------------------------------------------------------------------------
*Not reduced for minority interest

                                                                              Year Ended December 31, 1999
- ----------------------------------------------------------------------------------------------------------------------------------
                                                      North American                           Zarafshan-
                                                        Operations     Yanacocha*   Minahasa     Newmont     Other    Consolidated
- ----------------------------------------------------------------------------------------------------------------------------------
Sales                                                  $  741.0         $  464.3    $  118.3       $ 75.3    $    --    $1,398.9
Interest Income                                        $     --         $    3.8    $    0.1       $   --    $   4.8    $    8.7
Interest expense                                       $    0.4         $    7.5    $     --       $  2.7    $  52.0    $   62.6
Depreciation and amortization                          $  132.8         $   66.8    $   23.0       $ 11.2    $   5.8    $  239.6
Pre-tax income (loss) before minority interest
 and equity loss                                       $   34.6         $  193.7    $   58.5       $ 17.2    $(181.7)   $  122.3
Significant noncash items:
 Amortization of capitalized mining                    $   30.6         $     --    $    7.2       $   --    $   0.5    $   38.3
 Write-down of assets                                  $    3.5         $     --    $     --       $   --    $    --    $    3.5
Capital expenditures                                   $   58.6         $  126.3    $   10.8       $  3.2    $  22.0    $  220.9
Total assets at December 31, 1999                      $1,750.2         $  599.4    $  132.6       $107.4    $ 793.8    $3,383.4
- ----------------------------------------------------------------------------------------------------------------------------------
*Not reduced for minority interest

                                                                              Year Ended December 31, 1998
- ----------------------------------------------------------------------------------------------------------------------------------
                                                      North American                           Zarafshan-
                                                        Operations     Yanacocha*   Minahasa     Newmont     Other    Consolidated
- ----------------------------------------------------------------------------------------------------------------------------------
Sales                                                  $  909.7         $  392.5    $   96.6       $ 55.1    $    --    $1,453.9
Interest income                                        $     --         $    3.2    $    0.2       $   --    $   4.4    $    7.8
Interest expense                                       $    0.4         $    9.0    $     --       $  5.1    $  64.3    $   78.8
Depreciation and amortization                          $  192.3         $   59.6    $   20.1       $ 11.3    $   5.8    $  289.1
Pre-tax income (loss) before minority interest,
 equity loss and cumulative effect of a
 change in accounting principle                        $ (511.2)        $  177.1    $   41.2       $ (0.5)   $(168.5)   $ (461.9)
Cumulative effect of a change in
 accounting principle                                  $  (10.6)        $     --    $   (1.5)      $ (2.5)   $ (18.3)   $  (32.9)
Significant noncash items:
 Amortization of capitalized mining                    $   48.4         $     --    $    4.2       $   --    $    --    $   52.6
 Write-down of assets                                  $  594.8         $     --    $     --       $   --    $  20.1    $  614.9
Capital expenditures                                   $  112.0         $   82.5    $    6.4       $  0.9    $  14.2    $  216.0
Total assets at December 31, 1998                      $1,811.8         $  500.2    $  147.2       $122.3    $ 653.9    $3,235.4
- ----------------------------------------------------------------------------------------------------------------------------------

*Not reduced for minority interest

Newmont Mining Corporation


Notes to Consolidated Financial Statements


  Financial information relating to the Company's equity investment in Batu Hijau was as follows (in millions):

                                      Years Ended December 31,
                                      2000         1999       1998
- ------------------------------------------------------------------
Sales                             $  431.3     $   15.2   $     --
Interest income                   $    0.5     $     --   $     --
Interest expense                  $  133.0     $   17.1   $   11.0
Depreciation and amortization     $   81.6     $    8.8   $    0.1
Net income (loss) before
 cumulative effect of a change
 in accounting principle          $  (98.6)    $   10.3   $  (26.8)
Cumulative effect of a change
 in accounting principle          $     --     $     --   $  (49.3)
Capital expenditures              $  158.8     $  607.9   $  826.3
Total assets at December 31,      $2,228.5     $2,107.6   $1,353.5
- ------------------------------------------------------------------

  Equity loss of affiliated company was $9.9 million in 2000 (based on 56.25% of Batu Hijau's net loss of $98.6 million plus $29.2 million of eliminated intercompany interest, $12.5 million for eliminated management fees, and $3.9 million for other items). In 1999, the Company's equity loss was $10.7 million (based on 56.25% of Batu Hijau's net income of $10.3 million plus $5.2 million of eliminated intercompany interest, reduced by $20.6 million to reclassify deferred tax benefits and increased by $1.2 million for other items) and in 1998, $9.2 million (based on 56.25% of the Batu Hijau loss after elimination of $11 million intercompany interest).

  Revenues from export and domestic sales were as follows (in millions):

                                   Years Ended December 31,
                                  2000        1999        1998
- --------------------------------------------------------------
Europe                        $1,446.6    $1,350.8    $1,382.0
United States                      6.2         4.9         7.2
Other                            130.8        61.7        64.7
- --------------------------------------------------------------
Total                         $1,583.6*   $1,417.4*   $1,453.9
==============================================================

*Excludes $ 9.6 million for gold delivery requirements associated with the pre-paid forward sale contract in 2000, and $19.1 million and $18.5 million for put option premium amortization in 2000 and 1999, respectively.

  Long-lived assets in the United States and other countries are as follows (in millions):

                                            As of December 31,
                                              2000        1999
- --------------------------------------------------------------
United States                             $1,684.1    $1,783.5
Indonesia                                    590.7       569.8
Peru                                         619.5       414.8
Other                                        104.5       107.5
- --------------------------------------------------------------
                                          $2,998.8    $2,875.6
==============================================================

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 2000, sales to one customer totaled $1.1 billion or 72% of total sales. In 1999, sales to two customers totaled $757 million and $493 million or 53% and 35%, respectively. In 1998, sales to two customers totaled $869 million and $239 million or 61% and 17% of total sales, respectively.

  Note 19
Accounting Changes

As described in Note 2, the Company changed its method of accounting for revenue recognition in the fourth quarter of 2000, effective January 1, 2000, to record sales upon delivery of third-party refined gold to the customer. Previously, revenue was recognized upon the completion of the production process, or when gold was poured into dore at the mine site. The cumulative effect of the change in accounting principle as of January 1, 2000 was $8.4 million, net of tax and minority interest.

  As described in Note 2, the Company adopted SOP 98-5 effective January 1, 1998. The change resulted in expensing certain costs incurred in the start-up phase of a project. Previously capitalized start-up costs (incurred prior to January 1, 1998) of $32.9 million (net of tax and minority interest) were reflected in the cumulative effect of the change and included approximately $18 million for Batu Hijau and $11 million for Nevada operations.

Newmont Mining Corporation


Notes to Consolidated Financial Statements

  Note 20

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

  Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. At December 31, 2000 and December 31, 1999, $80.1 million and $66.9 million, respectively, were accrued for reclamation costs relating to currently producing mineral properties.

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

  In addition, the Company is involved in several matters concerning environmental obligations associated with former mining activities. Generally, these matters concern developing and implementing remediation plans at the various sites involved. The Company believes that the related environmental obligations associated with these sites are similar in nature with respect to the development of remediation plans, their risk profile and the compliance required to meet general environmental standards. Based upon the Company's best estimate of its liability for these matters, $48.5 million and $43.6 million were accrued for such obligations at December 31, 2000 and December 31, 1999, respectively. These amounts are included in Other accrued liabilities and Reclamation and remediation liabilities. Depending upon the ultimate resolution of these matters, the Company believes that it is reasonably possible that the liability for these matters could be as much as 40% greater or lower than the amount accrued at December 31, 2000. The amounts accrued for these matters are reviewed periodically based upon facts and circumstances available at the time. Changes in estimates are charged to Costs and expenses, Other in the period estimates are revised.

 Details about certain of the more significant sites involved are discussed below.

Idarado Mining Company ("Idarado")--80.1% owned
In July 1992, the Company and Idarado signed a consent decree with the State of Colorado ("State") that was agreed to by the U.S. District Court of Colorado to settle a lawsuit brought by the State under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), generally referred to as the "Superfund Act." Idarado settled natural resources damages and past and future response costs and provided habitat enhancement work. In addition, Idarado agreed in the consent decree to undertake specified remediation work at its former mining site in the Telluride/Ouray area of Colorado. Remediation work at this property is substantially complete. If the remediation does not achieve specific performance objectives defined in the consent decree, the State may require Idarado to implement supplemental activities at the site, also as defined in the consent decree. Idarado and the Company have obtained a $7.0 million reclamation bond to secure their potential obligations under the consent decree.

Resurrection Mining Company ("Resurrection")--100% owned
The Company, Resurrection and other defendants have been named in lawsuits filed by the State of Colorado, under the Superfund Act in 1983 and subsequently consolidated with a lawsuit filed by the U.S. Environmental Protection Agency ("EPA") in 1986. These proceedings seek to compel the defendants to remediate the impacts of pre-existing, historic mining activities near Leadville, Colorado that date back to the mid-1800's, which the government agencies claim are causing substantial environmental problems in the area.

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

Newmont Mining Corporation


Notes to Consolidated Financial Statements


under CERCLA for the upper Arkansas River Basin. The MOU provides a structure for evaluation of damages and possible restoration activities that may be required if it is concluded such damages have occurred.

Dawn Mining Company LLC ("Dawn")--51% owned

Dawn leased an open-pit uranium mine, currently inactive, on the Spokane Indian Reservation in the State of Washington. The mine is subject to regulation by agencies of the U.S. Department of Interior, the Bureau of Indian Affairs and the Bureau of Land Management, as well as the EPA. Dawn also owns a nearby uranium millsite facility that is subject to federal and state regulation.

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

  The Department of Interior previously notified Dawn that when the lease was terminated, it would seek to hold Dawn and the Company (as Dawn's 51% owner) liable for any costs incurred as a result of Dawn's failure to comply with the lease and applicable regulations. Other government agencies have asserted that the Company is liable for future reclamation or remediation work at the mine or millsite. In mid-2000, the mine was included on the National Priorities List under CERCLA. The Company will vigorously contest any claims as to its liability. The Company cannot reasonably predict the likelihood or outcome of any future action against Dawn or the Company arising from this matter.

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

Other Commitments and Contingencies

In June 2000, a transport contractor of Minera Yanacocha spilled approximately 151 kilograms of mercury near the town of Choropampa, Peru, which is located 53 miles southwest of the mine. Mercury is a byproduct of gold mining and was sold to a Lima firm for use in medical instrumentation and industrial applications. A comprehensive health and environmental remediation program was undertaken by Minera Yanacocha. In August 2000, Minera Yanacocha paid under protest a fine of 1,740,000 soles (approximately US$500,000) to the Peruvian government. Minera Yanacocha entered into agreements with three of the communities impacted by this incident to provide a variety of public works as compensation for the disruption and inconvenience caused by the incident. Estimated costs of $10.0 million for these improvements, other remediation efforts, personal compensation and the fine were included in Other expense in 2000. The Company cannot reasonably predict the likelihood of any additional expenditures related to this matter.

  Under a 1992 agreement with Barrick Goldstrike Mines Inc. ("Barrick"), Barrick mined the Deep Post deposit, which is located on both companies' property and with respect to which both companies shared mining costs and dewatering costs. The Company paid $36.5 million and $14.5 million for its share of such costs in 2000 and 1999, respectively. No payments were made in 1998 and mining was completed during 2000.

  In a 1993 asset exchange, a wholly-owned subsidiary transferred a coal lease under which the subsidiary had collected advance royalty payments totaling $484 million. From 1994 to 2018, remaining payments under the lease to the transferee total $390 million. In the event of title failure as stated in the lease, this subsidiary has a primary obligation to refund previously collected payments and has a secondary obligation to refund any of the $390 million collected by the transferee, if the transferee fails to meet its refund obligation. The subsidiary has no direct liability to the lessor and has title insurance on the leased coal deposits of $240 million covering the

Newmont Mining Corporation


Notes to Consolidated Financial Statements


secondary obligation. The Company and the subsidiary regard the circumstances entitling the lessor to a refund as remote. The Company has agreed to maintain the subsidiary's net worth at $108 million until July 1, 2005.

  The Company has minimum royalty obligations on one of its producing mines in Nevada for the life of the mine. Amounts paid as a minimum royalty (where production royalties are less than the minimum obligation) in any year are recoverable in future years when the minimum royalty obligation is exceeded. Although the minimum royalty requirement may not be met in a particular year, the Company expects that over the mine life, gold production will be sufficient to meet the minimum royalty requirements.

  At December 31, 2000, there were $95.6 million of outstanding letters of credit and surety bonds primarily for bonding reclamation plans and reinsurance agreements.

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

Newmont Mining Corporation


Notes to Consolidated Financial Statements


  Note 21
Unaudited Supplementary Data

Quarterly Data
The following is a summary of selected quarterly financial information (in millions except per share amounts):

                                                                                            2000
                                                              ---------------------------------------------------------------------
                                                                             Three Months Ended                       Year Ended
                                                              ---------------------------------------------------
                                                               March 31,   June 30,   September 30,   December 31,    December 31,
- -----------------------------------------------------------------------------------------------------------------------------------
Sales                                                           $367.6      $351.0        $363.5         $472.8        $1,554.9
Gross profit/(1)/                                               $ 93.8      $ 79.3        $ 69.0         $111.2        $  353.3
Net income (loss) before cumulative effect of a
change in accounting principle/(2)(3)/                          $  6.3      $(16.4)       $(20.1)        $ 19.7        $  (10.5)
Net income (loss)                                               $ (2.1)     $(16.4)       $(20.1)        $ 19.7        $  (18.9)
Net income (loss) before cumulative effect
 of a change in accounting principle per
 common share, basic and diluted                                $ 0.04      $(0.10)       $(0.12)        $ 0.12        $  (0.06)
Net income (loss) per common share,
 basic and diluted                                              $(0.01)     $(0.10)       $(0.12)        $ 0.12        $  (0.11)
Basic weighted average shares outstanding                        167.8       167.9         168.1          168.7           168.1
Dividends declared per NMC common share                         $ 0.03      $ 0.03        $ 0.03         $ 0.03        $   0.12
Closing price of NMC common stock                               $22.44      $21.63        $17.00         $17.06        $  17.06
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                            1999
                                                              ----------------------------------------------------------------------
                                                                             Three Months Ended                      Year Ended
                                                              ---------------------------------------------------
                                                               March 31,   June 30,   September 30,   December 31,   December 31,
- ------------------------------------------------------------------------------------------------------------------------------------
Sales                                                           $327.1      $315.8        $327.9         $428.1        $1,398.9
Gross profit/(1)/                                               $ 71.9      $ 56.5        $ 60.7         $138.2        $  327.3
Net income (loss)                                               $  9.9      $  7.1        $(39.0)        $ 46.8        $   24.8
Net income (loss) per common share,
 basic and diluted                                              $ 0.06      $ 0.04        $(0.23)        $ 0.28        $   0.15
Basic weighted average shares outstanding                        167.3       167.4         167.5          167.6           167.5
Dividends declared per NMC common share                         $ 0.03      $ 0.03        $ 0.03         $ 0.03        $   0.12
Closing price of NMC common stock                               $17.50      $19.88        $25.88         $24.50        $  24.50
- ------------------------------------------------------------------------------------------------------------------------------------

/(1)/ Sales less costs applicable to sales and depreciation, depletion and amortization.

/(2)/ In the quarter ended December 31, 2000, the Company changed its method of accounting for revenue recognition, as described in Note 19. The accounting principle was applied retroactively to January 1, 2000, and 2000 quarterly information was restated.

/(3)/ Included an after-tax charge of $0.4 million, none, $1.4 million and $1.3 million in the quarters ended March 31, June 30, September 30 and December 31, respectively, for expenses related to the change in accounting principle and an after-tax impairment charge of $21.3 million, in the quarter ended December 31.

Ratio of Earnings to Fixed Charges
The ratio of earnings to fixed charges was 2.1, 2.1, (4.0), 2.3, and 1.7 for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively. The ratio of earnings to fixed charges represents income before income taxes and interest expense divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. Earnings in 1998 were inadequate to cover fixed charges, with a deficiency of $480 million. The Company guarantees certain third party debt; however, it has not been and does not expect to be required to pay any amounts associated with such debt. Therefore, related interest on such debt has not been included in the ratio of earnings to fixed charges.

Newmont Mining Corporation

Operating Statistics

For the Year Ended December 31,

North American Mine Production
(Dry Short Tons 000)                 2000                                  1999                                  1998
- ------------------------------------------------------------------------------------------------------------------------------------
                     Average Mill  Leach                  Average  Mill  Leach                  Average  Mill  Leach
                     Grade*  Ore    Ore     Waste  Total  Grade*   Ore    Ore    Waste   Total  Grade*   Ore   Ore    Waste   Total
- ------------------------------------------------------------------------------------------------------------------------------------
Nevada
Open-Pit Mines
 Carlin Trend:
  Carlin South               1,516  4,424  18,428  24,368          4,684 13,005  12,914  30,603         5,973 17,075  25,598  48,646
  Carlin North--Post         1,873     55   2,781   4,709            891     27   7,002   7,920            40      6  11,925  11,971
  Carlin North--
   Genesis Complex              81  2,649   9,822  12,552            925    985   5,448   7,358           428  7,441  14,924  22,793
  Carlin North--
   Other                       595  6,077  17,313  23,985            853  7,131  24,868  32,852           695  4,872  19,699  25,266
 Twin Creeks                 6,276  8,959  83,728  98,963          4,141  6,543  92,621 103,305         4,703  7,591  97,882 110,176
 Lone Tree Complex           2,299  5,863  27,489  35,651          1,913  3,104  34,055  39,072         2,641  3,616  47,822  54,079
- ------------------------------------------------------------------------------------------------------------------------------------
Total Open Pit        0.083 12,640 28,027 159,561 200,228   0.062 13,407 30,795 176,908 221,110  0.053 14,480 40,601 217,850 272,931
- ------------------------------------------------------------------------------------------------------------------------------------
Nevada Underground
 Carlin Trend:
  Carlin North                 745      0       0     745            689      0       0     689           591      0       0     591
  Carlin Rain                   30     94       0     124             71     22       0      93            26      4       0      30
 Rosebud                        74      0       0      74            137      0       0     137           168      0       0     168
- ------------------------------------------------------------------------------------------------------------------------------------
Total Underground     0.632    849     94       0     943   0.615    897     22       0     919  0.625    785      4       0     789
- ------------------------------------------------------------------------------------------------------------------------------------
Total Nevada          0.095 13,489 28,121 159,561 201,171   0.073 14,304 30,817 176,908 222,029  0.062 15,265 40,605 217,850 273,720
- ------------------------------------------------------------------------------------------------------------------------------------
California
 Mesquite             0.016      0 12,841  10,943  23,784   0.017      0 13,964   9,880  23,844  0.016      0 11,537  13,457  24,994
- ------------------------------------------------------------------------------------------------------------------------------------
Mexico
 La Herradura         0.024      0  3,237   9,444  12,681   0.023      0  2,577   6,746   9,323  0.022      0  1,647   4,238   5,885
- ------------------------------------------------------------------------------------------------------------------------------------
Total North
 American Mined       0.074 13,489 44,199 179,948 237,636   0.058 14,304 47,358 193,534 255,196  0.053 15,265 53,789 235,545 304,599
====================================================================================================================================

North American Mill and Leach Gold Production

                                                2000                              1999                       1998
- ------------------------------------------------------------------------------------------------------------------------
                                                             Ounces   Dry                       Ounces    Dry
                                  Dry Tons Average Recovery Produced  Tons   Average Recovery  Produced   Tons    Average
                                  (000's)  Grade*  Rate (%) (000's)  (000's) Grade*  Rate (%)  (000's)   (000's)  Grade*
- ------------------------------------------------------------------------------------------------------------------------
Nevada
Oxide Mills:
 Carlin Trend
  Mill No.3                             0     N/A      N/A      0.0       0      N/A      N/A      0.0     121     0.195
  Mill No.4                             0     N/A      N/A      0.2   1,042    0.105     76.0     83.8     804     0.139
  Mill No.5                         3,953   0.089     64.4    222.6   4,385    0.103     71.3    316.4   5,515     0.117
 Twin Creeks                        1,799   0.150     90.2    189.8   1,243    0.172     90.3    146.8   1,542     0.155
 Lone Tree Complex                     87   0.135     88.0     10.3      87    0.124     90.8      9.8     432     0.140
- ------------------------------------------------------------------------------------------------------------------------
Total Oxide Mills                   5,839   0.108     75.8    422.9   6,757    0.116     77.4    556.8   8,414     0.129
- ------------------------------------------------------------------------------------------------------------------------
Refractory Mills:
 Carlin Roaster                     2,673   0.296     87.7    718.2   2,826    0.255     89.4    640.6   2,325     0.226
 Twin Creeks Autoclaves             3,352   0.338     92.7    980.6   3,248    0.218     86.0    623.0   2,722     0.240
 Lone Tree Complex                  2,681   0.229     88.6    351.1   2,115    0.100     88.6     74.0   2,251     0.101
- ------------------------------------------------------------------------------------------------------------------------
Total Refractory Mills              8,706   0.291     90.2  2,049.9   8,189    0.200     87.9  1,337.6   7,298     0.193
- ------------------------------------------------------------------------------------------------------------------------
Total Nevada Mills                 14,545   0.218     87.3  2,472.8  14,946    0.162     84.5  1,894.4  15,712     0.158
- ------------------------------------------------------------------------------------------------------------------------
Leach Production:
 Carlin--Oxide                     10,436   0.033      N/A    249.0  17,782    0.029      N/A    325.6  24,354     0.027
 Carlin--Refractory                     0     N/A      N/A      0.2       0      N/A      N/A      4.7       0       N/A
 Twin Creeks--Oxide                 8,959   0.038      N/A    196.5   6,543    0.031      N/A    165.8   7,660     0.024
 Lone Tree--Oxide                   6,095   0.041      N/A    125.5   3,697    0.036      N/A    108.2   3,608     0.034
- ------------------------------------------------------------------------------------------------------------------------
Total Nevada Leach                 25,490   0.036             571.2  28,022    0.031             604.3  35,622     0.028
- ------------------------------------------------------------------------------------------------------------------------
Total Nevada Production            40,035   0.102           3,044.0  42,968    0.076           2,498.7  51,334     0.068
- ------------------------------------------------------------------------------------------------------------------------
California
 Mesquite--Leach                   12,841   0.016      N/A    130.4  13,964    0.017      N/A    164.6  11,537     0.016
- ------------------------------------------------------------------------------------------------------------------------
Mexico
 La Herradura--Leach                3,237   0.024      N/A     50.5   2,577    0.023      N/A     40.2   1,647     0.022
- ------------------------------------------------------------------------------------------------------------------------
Total North American
 Production                        56,113   0.078           3,224.9  59,509    0.060  2,703.5           64,518     0.057
========================================================================================================================
Total North American Ounces Sold                            3,228.7                   2,703.5
*Ounce per ton

- -----------------------------------------------------
                                              Ounces
                                 Recovery    Produced
                                 Rate (%)    (000's)
- -----------------------------------------------------
Nevada
Oxide Mills:
 Carlin Trend
  Mill No.3                        84.2        20.5
  Mill No.4                        78.5        93.6
  Mill No.5                        85.9       577.7
 Twin Creeks                       93.2       175.6
 Lone Tree Complex                 87.9        56.4
- -----------------------------------------------------
Total Oxide Mills                  86.8       923.8
- -----------------------------------------------------
Refractory Mills:
 Carlin Roaster                    89.5       477.7
 Twin Creeks Autoclaves            89.1       581.0
 Lone Tree Complex                 86.5       110.6
- -----------------------------------------------------
Total Refractory Mills             88.8     1,169.3
- -----------------------------------------------------
Total Nevada Mills                 88.0     2,093.1
- -----------------------------------------------------
Leach Production:
 Carlin--Oxide                      N/A       398.3
 Carlin--Refractory                 N/A         7.7
 Twin Creeks--Oxide                 N/A       179.7
 Lone Tree--Oxide                   N/A        90.8
- -----------------------------------------------------
Total Nevada Leach                            676.5
- -----------------------------------------------------
Total Nevada Production                     2,769.6
- -----------------------------------------------------
California
 Mesquite--Leach                    N/A       154.0
- -----------------------------------------------------
Mexico
 La Herradura--Leach                N/A        12.9
- -----------------------------------------------------
Total North American
 Production                                 2,936.5
=====================================================
Total North American Ounces Sold            2,936.5
*Ounce per ton

Newmont Mining Corporation


Operating Statistics

For the Year Ended December 31,


Overseas Mine Production
(Dry Short Tons 000)                                  2000                                                1999
- ---------------------------------------------------------------------------------------------------------------------------------
                             Average    Mill       Leach                         Average    Mill       Leach
                             Grade*     Ore         Ore       Waste     Total    Grade*     Ore         Ore       Waste     Total
- ---------------------------------------------------------------------------------------------------------------------------------
Batu Hijau--copper             0.067    61,830         N/A    94,393   156,223     0.627    15,218         N/A    72,685    87,903
          --gold               0.008                                     0.006
Minahasa  --Mill               0.330     1,160          --     4,530     5,690     0.326     1,032          --     7,182     8,214
          --Leach              0.080        --       1,076        --     1,076        --        --         235        --       235
Yanacocha
  Carachugo                    0.032       N/A      34,913    23,330    58,243     0.037       N/A      14,260    17,377    31,637
  Maqui Maqui                  0.033       N/A       3,754     2,262     6,016     0.041       N/A       8,851     5,963    14,814
  San Jose                     0.030       N/A      16,961     9,208    26,169     0.041       N/A      19,380    10,767    30,147
  Yanacocha                    0.032       N/A      27,396    14,092    41,488     0.032       N/A      18,876    10,446    29,322
- ----------------------------------------------------------------------------------------------------------------------------------
Total Yanacocha                0.031                83,024    48,892   131,916     0.037                61,367    44,553   105,920
- ----------------------------------------------------------------------------------------------------------------------------------
Total Overseas
  Mined                        0.024    62,990      84,100   147,815   294,905     0.042    16,250      61,602   124,420   202,272
==================================================================================================================================

For the Year Ended December 31,

(Dry Short Tons 000)                                  1998
- ----------------------------------------------------------------------------------------------------------------------------------
                             Average    Mill       Leach
                             Grade*     Ore         Ore       Waste     Total
- ----------------------------------------------------------------------------------------------------------------------------------
Batu Hijau--copper              --        --          --    42,176    42,176
          --gold
Minahasa  --Mill             0.269     1,271          76     6,907     8,254
          --Leach               --        --          --        --        --
Yanacocha
  Carachugo                  0.049       N/A      13,174    10,606    23,780
  Maqui Maqui                0.049       N/A      12,572     6,843    19,415
  San Jose                   0.040       N/A      11,642     6,692    18,334
  Yanacocha                  0.034       N/A       4,980     3,405     8,385
- ----------------------------------------------------------------------------------------------------------------------------------
Total Yanacocha              0.045                42,368    27,546    69,914
- ----------------------------------------------------------------------------------------------------------------------------------
Total Overseas
  Mined                      0.052     1,271      42,444    76,629   120,344
==================================================================================================================================


Overseas Mill and Leach Gold Production
                                                                2000                                      1999
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                       Equity                                    Ounces    Equity
                            Dry Tons   Average    Recovery  Produced   Ounces   Dry Tons   Average  Recovery    Produced   Ounces
                              (000's)  Grade*     Rate (%)   (000's)   (000's)   (000's)   Grade*   Rate (%)    (000's)    (000's)
- ---------------------------------------------------------------------------------------------------------------------------------
Batu Hijau
  Mill                        42,131     0.010        77.4     320.1     180.1        --        --          --      11.3       6.3
Minahasa
  Mill                           753     0.439        92.4     311.1     311.1       754     0.480        92.5     336.8     336.8
  Leach                        1,732     0.086         N/A      53.2      53.2       448     0.089         N/A       7.1       7.1
Yanacocha
  Leach                       83,024     0.031         N/A   1,795.4     921.9    61,367     0.037         N/A   1,655.8     850.3
Zarafshan-
  Newmont
  Leach                       15,540     0.046         N/A     498.8     249.4    14,996     0.056         N/A     543.0     271.5
- ----------------------------------------------------------------------------------------------------------------------------------
Total Overseas
  Production                 143,180     0.029               2,978.6   1,715.7    77,565     0.046               2,554.0   1,472.0
==================================================================================================================================
Total Overseas
  Ounces Sold                                                          1,685.2                                             1,472.0
==================================================================================================================================
Total North
  American
  Production                                                 3,224.9   3,224.9                                   2,703.5   2,703.5
==================================================================================================================================
Total Gold
  Production                                                 6,203.5   4,940.6                                   5,257.5   4,175.5
==================================================================================================================================
Total Ounces Sold                                                      4,878.0                                             4,175.5
*Ounce per ton


Overseas Mill and Leach Gold Production
                                                                1998
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                Ounces     Equity
                               Dry Tons   Average    Recovery  Produced    Ounces
                               (000's)    Grade*     Rate (%)   (000's)    (000's)
- ----------------------------------------------------------------------------------------------------------------------------------
Batu Hijau
  Mill                              N/A       N/A         N/A       N/A       N/A
Minahasa
  Mill                              780     0.383        89.3     261.0     261.0
  Leach                             N/A       N/A         N/A       N/A       N/A
Yanacocha
  Leach                          42,368     0.045         N/A   1,335.8     685.9
Zarafshan-
  Newmont
  Leach                          14,851     0.051         N/A     374.6     187.3
- ----------------------------------------------------------------------------------------------------------------------------------
Total Overseas
  Production                     58,000     0.051               1,971.4   1,134.2
=================================================================================================================================
Total Overseas
  Ounces Sold                                                             1,134.2
=================================================================================================================================
Total North
  American
  Production                                                    2,936.5   2,936.5
=================================================================================================================================
Total Gold
  Production                                                    4,907.9   4,070.7
=================================================================================================================================
Total Ounces Sold                                                         4,070.7
*Ounce per ton





Copper Production                                 2000                                                1999
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                   Equity                                              Equity
                            Dry Tons         Recovery    Pounds    Pounds  Dry Tons              Recovery    Pounds    Pounds
                            (000's)   Grade  Rate (%)    (000's)   (000's)   (000's)     Grade   Rate (%)    (000's)  (000's)
- ----------------------------------------------------------------------------------------------------------------------------------
Total Copper
 Production
 Batu Hijau--Mill             42,131   0.72%     87.5   520,781   292,939     5,727       0.75%      60.9    48,837    27,471
==================================================================================================================================
Total Copper Sales                                      522,990   294,182                                    18,168    10,220
==================================================================================================================================

Copper Production
                                                        1998
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                          Equity
                               Dry Tons            Recovery    Pounds     Pounds
                               (000's)    Grade    Rate (%)    (000's)   (000's)
- ---------------------------------------------------------------------------------------------------------------------------------
Total Copper
 Production
 Batu Hijau--Mill                 N/A       N/A         N/A       N/A       N/A

Total Copper Sales

Newmont Mining Corporation

Operating Statistics
For the Year Ended December 31,

Production Costs
(Dollars Per Ounce)
Utilizing the Gold Institute Reporting Standard


                              Nevada Operations               Mesquite                La Herradura                Minahasa
- -----------------------------------------------------------------------------------------------------------------------------------
                            2000    1999     1998      2000     1999   1998       2000    1999    1998      2000     1999   1998
- -----------------------------------------------------------------------------------------------------------------------------------
Direct mining and
  production costs        $  192  $  212   $  202    $  224   $  134  $  191    $  135   $ 170   $ 129    $  128  $   97  $ 118
Capitalized mining
  cost adjustments             7      (5)       5       (16)      26     (16)        0       0       0         0       0      3
Other                          0       0       (1)        0        0       1        (4)    (11)    (14)        2       3      3
- -----------------------------------------------------------------------------------------------------------------------------------
Cash Operating
  Costs                      199     207      206       208      160     176       131     159     115       130     100    124
Royalties                      2       3        2        13        7       0         0       0       0         3       3      3
Production Taxes               2       1        1         0        0       0         0       0       0         0       0      0
- -----------------------------------------------------------------------------------------------------------------------------------
Total Cash Costs             203     211      209       221      167     176       131     159     115       133     103    127
Reclamation and
  mine closure                 3       3        2         4        0       5         4       3       3         2       2      2
- -----------------------------------------------------------------------------------------------------------------------------------
Total Costs
  Applicable to Sales        206     214      211       225      167     181       135     162     118       135     105    129
Depreciation,
  depletion and
  amortization                52      49       62        76       43     124        63      52      50        71      68     77
- -----------------------------------------------------------------------------------------------------------------------------------
Total
  Production Costs        $  258  $  263   $  273    $  301   $  210  $  305    $  198   $ 214   $ 168    $  206  $  173  $ 206
===================================================================================================================================
Equity ounces sold         3,048   2,499    2,770       130      165     154        51      40      13       354     344    261
===================================================================================================================================
Average gold price        $  279  $  280   $  308    $  280   $  277  $  340    $  278   $ 271   $ 298    $  341  $  344  $ 370
===================================================================================================================================

                               Minera Yanacocha         Zarafshan-Newmont              Equity Total
- ------------------------------------------------------------------------------------------------------------
                            2000    1999    1998      2000     1999    1998      2000     1999     1998
- ------------------------------------------------------------------------------------------------------------
Direct mining and
  production costs        $   86  $  100   $   91    $  126   $  159  $  204    $  162   $  173  $   178
Capitalized mining
  cost adjustments             0       0        0         0        0       0         5       (2)       2
Other                         (2)     (1)       0         3        2       3         0        0        0
- ------------------------------------------------------------------------------------------------------------
Cash Operating
  Costs                       84      99       91       129      161     207       167      171      180
Royalties                      4       4        4         0        0       0         3        3        2
Production Taxes               0       0        0         0        0       0         1        1        1
- ------------------------------------------------------------------------------------------------------------
Total Cash Costs              88     103       95       129      161     207       171      175      183
Reclamation and
  mine closure                 3       3        3         1        1       1         3        2        3
- ------------------------------------------------------------------------------------------------------------
Total Costs
  Applicable to Sales         91     106       98       130      162     208       174      177      186
Depreciation,
  depletion and
  amortization                47      49       52        53       42      61        54       50       63
- ------------------------------------------------------------------------------------------------------------
Total
  Production Costs        $  138  $  155   $  150    $  183   $  204  $  269    $  228   $  227   $  249
============================================================================================================
Equity ounces sold           901     850      686       251      272     187     4,736    4,170    4,071
============================================================================================================
Average gold price        $  280  $  280   $  294    $  279   $  277  $  294    $  280   $  285   $  310
============================================================================================================

                                                      2000            1999              1998
- -----------------------------------------------------------------------------------------------
Cost applicable to sales per
  financial statements                            $   908.5       $   832.0         $   824.9
Inventory adjustment                                    0.0             0.0               0.0
Minority interest in Minera Yanacocha                 (84.4)          (93.6)            (69.4)
Reclamation accruals                                  (12.0)           (9.3)             (9.5)
- -----------------------------------------------------------------------------------------------
Total cash costs for
  per ounce calculations                          $   812.1       $   729.1         $   746.0
===============================================================================================
Equity ounces produced                              4,735.5         4,169.2           4,070.7
Equity cash cost per ounce                        $     171       $     175         $     183
===============================================================================================

Newmont-Batu Hijau (Equity Interest)

                                                                        Co-Product
                                                          -----------------------------------------
                                           By-Product       Copper         Gold            Total
- ---------------------------------------------------------------------------------------------------
Revenue                                     $ 242,619     $ 242,620       $48,742        $291,362
Cash production costs                         218,380       181,847        36,533         218,380
By-product credits                            (51,383)       (2,199)         (442)         (2,641)
- ---------------------------------------------------------------------------------------------------
Total Cash Costs                              166,997       179,648        36,091         215,739
Noncash costs                                  43,902        36,558         7,344          43,902
- ---------------------------------------------------------------------------------------------------
Total Production Costs                        210,899       216,206        43,435         259,641
===================================================================================================
Pounds of copper sold (000's)                 294,182       294,182
Ounces of gold sold (000's)                     178.4                       178.4
Reported cash cost per pound                $    0.57     $    0.61
Reported noncash cost per pound                  0.15          0.12
                                            -----------------------
Total costs per pound                       $    0.72     $    0.73
                                            =======================
Reported cash cost per ounce                                              $   202
Reported noncash cost per ounce                                                41
                                                                          -------
Total costs per ounce                                                     $   243
                                                                          =======

                                      55